Annual
Financial
Statements
07
Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 333-149068

Contents
Key features 2007
2
Group overview – key data
2
Performance review – key data by region
3
Corporate profile
4
Chairman’s letter
6
CEO’s review
9
Board of directors
16
Executive management
18
Operations at a glance – summary
20
Summarised group financial results
22
Summarised group operating results
25
Non-GAAP disclosure
26
One-year forecast – 2008
33
Group value-added statement
34
Group information
35
The gold and uranium markets
38
Financial review
44
AngloGold Ashanti as an employer
and corporate citizen
48
Review of operations
54
Research and development
99
Global exploration
101
Mineral Resources and Ore Reserves
106
Corporate governance
112
Risk management and internal control
132
Directors’ approval
148
Secretary’s certificate
148
Report of the independent auditors
149
Directors’ report
150
Remuneration report
162
Financial statements
Group financial statements
170
Company financial statements
276
Investment in principal subsidiaries
and joint venture interests
304
Gold production and mine-site
rehabilitation
306
Rights to mine and title to properties
308
Glossary of terms
316
Shareholder information
322
Administrative information
326
Forward-looking statements
327

Annual Financial Statements 2007
Key features 2007
Group overview – key data
2007
2006
% change
Gold produced (000oz) 5,477 5,635 (3)
Average gold spot price ($/oz) 697 604 15
Average received gold price ($/oz) 629 577 9
Total cash costs ($/oz) 357 308 16
Total production costs ($/oz) 476 414 15
Ore reserves (Moz) 73 67 9
Revenue ($m) 3,472 3,106 12
Gold income ($m) 3,280 2,964 11
Gross (loss) profit ($m) (136) 443 (131)
Adjusted gross profit
(1)
($m) 935 1,058 (12)
Adjusted headline earnings
(2)
($m) 278 411 (32)
Adjusted headline earnings per share (US cents) 99 151 (34)
Dividends declared per share (US cents) 20 62 (68)
Average R/$ exchange rate 7.03 6.77 4
Exchange rate at year-end 6.81 7.00 (3)
Share price at year-end:
JSE (R/share) 293 330 (11)
NYSE ($/share) 42.81 47.09 (9)
Market capitalisation at year-end ($m) 11,878 13,008 (9)
5.5Moz
Gold produced
$935m
Adjusted gross profit
20
US cents per share
Total dividend declared
Production declines 3%
Minorities in Iduapriem acquired
Ore Reserves increase 9% to 73.1Moz and Mineral Resources,
18% to 207.6Moz
Total cash costs up 16% to $357/oz – pressured by lower
production, stronger local currencies and inflation
Received gold price up by 9% to $629/oz, partially offsets cost pressures
$58 million delivered in savings initiatives
Adjusted headline earnings of $278 million
Capital expenditure increases to $1.1 billion as Boddington
ramps up
Dividend maintained at 20% of adjusted headline earnings
Note: Throughout this report, dollar or $ represents US dollars unless otherwise stated.
(1)
Gross profit excluding unrealised non-hedge derivatives and other commodity contracts. Refer to Non-GAAP disclosure note 2 on page 27.
(2)
Headline earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon. Refer to Non-GAAP disclosure note 1 on page 26.

Performance review – key data by region
%
2007
2006
change
Production (000oz) 2,328 2,554 (9)
Total cash costs ($/oz) 343 285 20
Capital expenditure    ($m)
361 313 15
%
2007
2006
change
Production (000oz) 1,655 1,779 (7)
Total cash costs ($/oz) 425 375 13
Capital expenditure    ($m)
182 191 (6)
%
2007
2006
change
Production (000oz) 612 554 10
Total cash costs ($/oz) 262 221 19
Capital expenditure    ($m)
162 205 (21)
%
2007
2006
change
Production (000oz) 600 465 29
Total cash costs ($/oz) 306 298 3
Capital expenditure    ($m)
281 86 227
%
2007
2006
change
Production (000oz) 282 283 (0.5)
Total cash costs ($/oz) 269 248 8
Capital expenditure    ($m)
23 13 77
SOUTH AMERICA
AngloGold Ashanti has three gold mining operations in South
America – two in Brazil and one in Argentina – which
combined employed around 5,400 people (including
contractors) and produced a total of 600,000 ounces,
equivalent to 11% of group output. Ore reserves at these
operations amounted to 4.8 million ounces at year-end.
Together, these operations contributed $189 million to group adjusted gross profit.
UNITED STATES
AngloGold Ashanti has one operating gold mine in the United
States which employed some 400 people (including
contractors) and produced around 300,000 ounces,
equivalent to 5% of group output. Ore reserves amounted to
4.8 million ounces at year-end. This operation contributed
$74 million to group adjusted gross profit.
AUSTRALIA
AngloGold Ashanti has one operating gold mine in Australia
and interests in two joint ventures, Boddington and Tropicana.
In all, some 800 people (including contractors) are employed and a record of 600,000 ounces, equivalent to 11% of group
output, was produced. Ore reserves amounted to 7.2 million
ounces at year-end. The Australian operations contributed
$137 million to group adjusted gross profit.
SOUTH AFRICA
In 2007, the seven AngloGold Ashanti operations in South
Africa employed around 37,000 people (including contractors)
and produced 2.3 million ounces of gold, equivalent to 43%
of group production. At year-end, South African ore reserves totalled 33.9 million ounces. These operations contributed
$403 million to group adjusted gross profit.
REST OF AFRICA
Outside of South Africa, AngloGold Ashanti has eight gold
mining operations in Africa – in Ghana, Guinea, Mali, Namibia and Tanzania – which combined employed 16,000 people
(including contractors) and produced a total of 1.7 million
ounces, equivalent to 30% of group output. Ore reserves at
these operations amounted to 22.5 million ounces at year-
end. Together, these operations contributed $128 million to
group adjusted gross profit.

Annual Financial Statements 2007
Corporate profile
AngloGold Ashanti is a leading global producer of gold.
Headquartered in Johannesburg, South Africa,
the company has 20 operations and a number of
exploration programmes in both the established
and new gold-producing regions of the world.
In 2007, AngloGold Ashanti produced 5.5 million ounces
of gold from its operations – an estimated 7% of global
production – making it the third largest producer in
the world. The bulk of its production came from deep-
level underground operations (40%) and surface
operations (3%) in South Africa. Contributions from other
countries were Ghana (10%), Mali (8%), Australia (11%),
Brazil (7%), Tanzania (6%), USA (5%), Guinea (5%),
Argentina (4%) and Namibia (1%).
In South Africa, ramping up of production at Moab
Khotsong continued. Full production here is scheduled for
2009. Development proceeded at the group’s newest
venture, the Boddington mine in Australia, which is being
developed in partnership with the Newmont Mining
Corporation. Production (33.33% attributable) is expected
to come on stream in late 2008/early 2009.

Operations
Brasil
Mineraç
~
ao
Tropicana
DRC
During 2007, AngloGold Ashanti’s global exploration programme continued to gain momentum, either directly or in collaboration with exploration partnerships and joint ventures, in Colombia and the Democratic Republic of Congo (DRC), Australia, Russia, China and the Philippines.
As at 31 December 2007, AngloGold Ashanti employed approximately 62,000 people, including contractors, had proved and probable ore reserves of 73.1 million ounces of gold and had incurred capital expenditure of $1,059 million for the year.
In response to an ever-changing socio-economic environment, AngloGold Ashanti has announced its intention to review its current structure and asset base. It remains a values-driven company and these values, the foremost of which is safety, and the group’s business principles continue to guide the company, its managers and employees, and form the basis of the company’s compact with all of its business – shareholders, employees, communities, business partners, governments and civil society organisations.
Stock exchange information
AngloGold Ashanti’s primary stock exchange listing is on the JSE Limited (Johannesburg). It is also listed on the exchanges in New York, London, Australia and Ghana as well as on Euronext Paris and Euronext Brussels. AngloGold Ashanti had 277,457,471 ordinary shares in issue and a market capitalisation of $11.9 billion as at 31 December 2007 (31 December 2006: $13.0 billion).
Location of AngloGold Ashanti operations and exploration areas

Chairman’s letter

Annual Financial Statements 2007
2007 was a period of increasing gold price strength, a trend that we have seen extended in the first few months of 2008. The
average spot gold price for the year was $697 per ounce, a 15%
increase over that achieved in 2006. The received price,
reflecting the impact of the group’s realised hedge position, was
$629 per ounce, 9% higher than in the prior year.
Despite a higher received price, AngloGold Ashanti
reported adjusted headline earnings for the 2007 financial year of
$278 million, 32% lower than for 2006. This decline was
principally driven by a 3% fall in gold production to 5.5 million ounces and a 16% rise in total cash costs, to $357 per ounce.
Production was affected by lower grades and cut-backs in
production for safety reasons at Great Noligwa and TauTona, two of our largest South African mines, as well as by operational difficulties at Sadiola in Mali, Geita in Tanzania and Obuasi in
Ghana. Lower production led to an increase in unit costs
together with the broader cost pressures faced by our industry, inflation, stronger local currencies and uranium losses.
The dividend for the year at 20% of adjusted headline earnings, was 20 US cents per share (2006: 62 US cents per share)
resulting in a total dividend distribution from the group of
$54 million (2006: $171 million).
Significant events
The year under review has seen significant corporate and
operational changes to the group that will fundamentally
transform its complexion in the years to come.
The most significant change relates to the ownership of the
group. In October 2005, Anglo American plc announced that it was contemplating a sale of its 52% interest in the group. By the end of 2006, it had reduced its holding to 42% and its ownership now stands at 16.6%. The placements of Anglo American’s
shares into the market were undertaken in a manner that
reflected due consideration for the interests of both its own shareholders and those of AngloGold Ashanti. The challenge of being a fully independent gold resource company is one that
AngloGold Ashanti is ready to meet as it prepares to mark, later this year, the tenth anniversary of its existence in its current form.
The retirement of former CEO Bobby Godsell and the
appointment of Mark Cutifani as his successor represents
another significant development in the history of the group.
Bobby Godsell was and is a visionary, and has done much to
shape the destiny of both the South African labour relations landscape and that of AngloGold Ashanti. We owe him our
thanks and recognition for the creation of this global gold
company. AngloGold Ashanti under his leadership has emerged
as one of South Africa and Africa’s leading companies, with
listings on the world’s largest exchanges and an enviable
investor base around the globe, not only of leading institutional investors but also many thousands of individuals, including
employees. The group employs some 62,000 people
(employees and contractors) in 10 countries, and contributes to the livelihoods of many hundreds of thousands more through the socio-economic impact that its mines and projects have in the countries and regions in which it operates. Bobby Godsell leaves behind a set of high corporate values and a fully committed
team. We wish him well in his future endeavours.
The recruitment and appointment of Mark Cutifani, formerly Chief
Operating Officer of CVRD Inco, was an ideal choice at this stage in the company’s development. Mark is a mining engineer with a wide and impressive track record of both operating and executive
Dear shareholder

experience across a range of minerals, including gold, and geographies. Mark’s initial steps include undertaking a comprehensive asset review, restructuring AngloGold Ashanti management and an increased focus on reducing the hedge book to allow the group to participate to a greater extent in the new gold price environment. These steps are indicative of his willingness to take decisive action to ensure best practice enacted with clear accountability so that the group is firmly positioned for the next phase of its development. He has earned the firm support of the board and his colleagues in the short period he has been with the company.
Safety
The company continues to place a great deal of emphasis on safety and this has been reinforced by Mark Cutifani. Regrettably, I must report that 34 people died at work during the course of the year. The board of AngloGold Ashanti extends its sympathies to the families and work colleagues of these men, and assures them, our shareholders and other stakeholders, that we have put in place renewed initiatives to focus on safety including our ‘Safety is Our First Value’ campaign across the group. Two such examples are the fundamental changes made to the mining methods employed at the TauTona mine in South Africa to minimise off-reef mining and thereby improve its safety risk profile; and our participation in a South African mining industry research and development project into seismicity and rockbursts. Of the 27 fatal accidents in South Africa, 63%
were as a result of falls of ground. Two-thirds of these were caused by seismicity.
Operational performance
On the operational front, a number of challenges were experienced during the year, most notably at the Geita mine, recovery issues with the Sadiola sulphide orebody and continuing under-
performance at Obuasi. I am confident that reviews undertaken during the year, which have confirmed the potential of these operations within our portfolio of long-life, low-cost operations, will bear fruit in the years ahead. Particularly noteworthy has been the group cost performance in an environment of operational and currency market challenges, with $58 million delivered to the bottom line from cost savings initiatives during the year. This has helped mitigate some of the unit cash cost increases year-on-year.
Along with other companies that are major users of power in South Africa, the recent power crisis in this country has had a significant effect on the start of the new financial year and will require resourcefulness and ingenuity on our part and that of the country’s power generator to limit its impact in the future. Our management is working closely with all the relevant parties to reach a workable solution and to minimise the impact on the business. It should be noted that over the past four years, our South African mines have reduced their consumption of electricity by 17%.
We will continue to strive for better energy efficiency.
Corporate activity
On the corporate front, a number of activities were reported during the year as the company continued to manage and direct its portfolio of assets. AngloGold Ashanti’s stake in the Iduapriem mine in Ghana was increased to 100% following the acquisition in September 2007 of the 10%
interest previously held by the International Finance Corporation (IFC) and the 5% held by the
Government of Ghana.
Immediately following the year-end in January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of the Golden Cycle Gold Corporation which owns a 33.33% stake in the company’s Cripple Creek & Victor mine (CC&V), through a merger transaction in which Golden
Cycle’s shareholders will receive a consideration consisting of AngloGold Ashanti American

Chairman’s letter continued

Annual Financial Statements 2007
Depositary Shares (ADSs), representing an approximate value of
US$149 million at the time of the announcement. On completion of the transaction, AngloGold Ashanti will own a 100% interest in
CC&V which it manages.
In February 2008, AngloGold Ashanti announced that it had
entered into a binding memorandum of agreement with B2Gold
Corporation (B2Gold). B2Gold will acquire from AngloGold
Ashanti additional interests in certain mineral properties in
Colombia and, in exchange, AngloGold Ashanti will acquire an interest of 26% in the issued share capital of that company, including the effect of warrants when those are exercised. The transaction is in line with AngloGold Ashanti’s strategy of
leveraging the early-mover advantage it has established in this highly prospective country through select partnerships that allow accelerated and optimised exploration in Colombia while
simultaneously focusing AngloGold Ashanti's resources directly on its own projects. This leads me to the subject of our
exploration portfolio which has brought us some success during the year.
Investment in the future
In 2007, gold ore reserves increased by 9% net of depletion to
73.1 million ounces, with mineral resources rising by 18% net of depletion to 207.6 million ounces. Greenfields projects, that is those in areas unassociated with existing operations, in
three countries namely Australia, Colombia and the
Democratic Republic of Congo (DRC), delivered around
6.9 million attributable ounces into resources. These results are particularly noteworthy given the extensive base from
which we begin.
AngloGold Ashanti also has a good portfolio of by-products
which includes uranium, silver and copper. These reserves
increased by 65%, 26% and 21% respectively during 2007.
Capital expenditure of $1.1 billion in 2007 reflects our continued
confidence in the outlook for gold and in our ability to deliver significant value to shareholders in the medium and long term, via both organic and greenfield projects. A large portion of this expenditure ($489 million) was on capital expenditure on new projects in South Africa (16%), in Brazil (18%) and on the
Boddington project in Australia (51%).
Board resignations and appointments
As a consequence of Anglo American’s decreased shareholding
in the group, the directors representing that company on our board, Ms Cynthia Carroll and Mr René Médori, and his
alternate, Mr Peter Whitcutt, resigned on 9 October 2007.
Other directors to whom we owe our thanks are: Mr Harry
Calver, who was an alternate to Mr Bill Nairn, and Mr Roberto
Carvalho Silva and Mr Neville Nicolau, who left the group during the course of the year. Mrs Elisabeth Bradley, who has served the board with distinction since its formation, has said she will not be standing for re-election at this year’s annual general meeting. Our thanks go to her too.
Our board is now considerably leaner than it has been in the past and comprises only two executive directors and ten non-
executive directors, eight of whom are independent. This, from a governance perspective, is a major step forward and in line with our wish to comply with the highest levels of international
corporate governance practice.
The prospects for the group remain fundamentally sound and
our new strategic direction combined with a strong outlook for the gold price give cause for optimism. We also, however, face some significant challenges on production and costs while the hedge book impairs our ability to realise the benefits of the strength in the gold price. We anticipate continued support for the gold price in the year ahead but, assuming that current
market conditions continue, then as a result of the current
structure of the hedge book, our received price will be
significantly lower than the spot price as we deliver into around
60% of our current hedge book over the next three years.
Gold production for 2008 is expected to be significantly lower than in 2007 at about 4.8 million to 5.0 million ounces, primarily owing to power constraints and safety interventions in South
Africa and ongoing operational challenges at our Geita mine in
Tanzania. Like our peers in the industry, we are subject to cost pressures which, coupled with lower production, will see our total unit cash costs higher in 2008 by around 20% as compared with 2007. The management team has initiated a number of
steps to mitigate the impact of these factors.
The group has come a long way in its first decade since its
creation, developing from its South African roots into a truly global gold producer. We continue to make new discoveries and invest for growth in our world-class asset base and, with a very high-quality management team under new leadership, I think we can more than meet the challenges that lie ahead of us. I believe that there is much to look forward to in the next decade.
Russell Edey
Chairman
7 March 2008

CEO’s review
My first few months with the company have been eventful,
beginning with the reduction in Anglo American plc’s holding in
AngloGold Ashanti to 16.6% and the related secondary placement of $3 billion of ordinary shares. These events were followed by a continuation of our disappointing safety performance, with the reporting of fatal incidents in South Africa and continental Africa.
At an operational level, we struggled with delivery of acceptable performances at Geita and Obuasi while the imposition of energy restrictions in South Africa in January 2008 put further pressure on the business. In response to the operational issues, we moved quickly into restructuring the organisation and established a clearer accountability structure, focussing on delivery on
commitments and the institution of the programmes necessary to turn these operating weaknesses into new opportunities for
improvement. While my early focus has been on addressing those issues that dominate our immediate time horizon, it is clear, as I get to know our people, our resources and our assets, we have a wonderful opportunity to go forward and build on the strengths we have as a team and as a company, to create value for our
shareholders and all of our business partners.
As we now say … we must deliver on our commitments.
Safety
It is my firm belief that our starting point – every minute, every day, every week, and in every working place, every shaft, every office – is that our first and foremost value must be safety. This applies to our executive leadership team, all levels of managers, employee representatives, and all of our employees and
contractors. We all must take individual accountability for our health and safety, and share a collective accountability – to look after each other in every facet of our work and interactions.
While the right to a safe work environment is fundamentally a moral issue, it also makes sound business sense. Safety and
productivity go hand-in-hand. We cannot have a productive
workplace if we do not have safety. There is no conflict in these objectives – the processes and actions that will deliver an
accident-free workplace are the same processes that will enable us to improve productivity and deliver a sustainable work
environment to deliver ‘safe operations’. It is no coincidence that our safest teams and operations are also our most productive.
In this context, it is with deep regret that I report the death of
34 of our colleagues during the course of 2007. On behalf of the
AngloGold Ashanti board and management, our sympathies are
extended to the families and colleagues of those who have lost their lives while in our care.
Research tells us that around 70% of the fatal accidents at our operations last year were as a result of actions or operating standards that did not meet our collective expectations or
standards on work practices. After a highly introspective review process and the putting in place of a number of initial
interventions, on 8 November 2007, a campaign, ‘Safety is our first value’, was launched at the South African operations, in partnership with and with the support of our employees, union representatives and government. We have identified seven key areas of action which can and will become an integral part of the continual improvement processes we are putting in place.
The key is to develop a deep understanding of the mining
process and to be very disciplined and consistent in how we
manage that process. Further, I believe that safety is more than an operational issue; it is a social phenomenon that reflects the
I consider it a privilege and it gives me great
pleasure to present my first annual review as
CEO of AngloGold Ashanti. Given that my term
began almost three quarters of the way through
2007, I offer some first impressions and my
perspectives on the way forward.

nature of our underlying relationships and our ability to
communicate with each other. The South African underground
mining environment is a microcosm of South African society as a whole, and there are certain legacy issues that create barriers to communication. In order truly to change our safety
performance, we need to change the way in which we
communicate with each other – at the most personal level. Allied to that is the need to look at innovative ways in which we can mine in the future and to engineer technological changes that will significantly reduce the risk to people in the workplace. While there is much work to be done I know we have the will, the right people and the resources to create an accident-free workplace.
We need to work together to turn this belief into a working reality.
Nonetheless, half of our operations operated without a fatal accident during the year, and eight of them improved their annual lost-time injury rates. To those operations, I extend my heartfelt congratulations and encouragement as they lead us towards a
future we can all share.
Review of the year
As I reflect on our operations and financial performance for the year, I must observe and share the team’s disappointment at the results achieved.
In terms of production, there was an overall decline of 3% to
5.5 million ounces, largely as a result of declines in production at
Great Noligwa and TauTona in South Africa, less-than-hoped for improvements in production at Geita and ongoing under-
performance at Obuasi in Ghana. Record production at Siguiri in
Guinea, Mponeng in South Africa and Sunrise Dam in Australia
failed to offset these declines.
Reduced production, appreciating local currencies, higher
uranium losses and increased royalty payments and
maintenance expenses, as well as inflationary pressures all
contributed to an overall increase in total cash cost of 16% to
$357/oz. The latter was in line with or better than the reported performance of our peers, however, reflecting input cost
pressures across the sector. Our cost saving initiatives, which in
2007 resulted in savings of $58 million, brought total savings over the past three years to $291 million. These savings also tempered this cost rise to some degree.
Adjusted headline earnings totalled $278 million, a decline of
32%. This was a consequence of reduced production, increased costs and greater expenditure on exploration, which offset the benefits accruing from the higher received gold price.
Three particular aspects related to performance bear mention, namely those issues encountered at Obuasi and at Geita, and
the impact of the power shortages in South Africa.
The Obuasi mine again failed to deliver on its plan or to its real potential. Following urgent reviews initiated towards the end of the year, we believe that a clearer picture of this asset and its potential is emerging. The primary factors contributing to under-
performance stem from inappropriate mining methods, poor
grade management and a lack of mining flexibility as a result of low rates of development, the scattered geography of the
operation and poor maintenance of critical equipment. A
recovery plan for Obuasi is being put in place and, as we come to understand this orebody, we are more likely to be able to turn to account its potential. We have set ourselves a 15-month time horizon for this critical work.

Annual Financial Statements 2007
CEO’s review continued

Geita remained an area of concern during the year. The collapse of the Nyankanga pit wall in February 2007 restricted access to deeper high-grade ore. The effects of this were further
compounded by reduced recoveries owing to the effect of the
refractory nature of the harder ore on the mill and the loss of key members of staff. There has also been a reduction in mineral resources and reserves by 2.3 million and 2 million ounces
respectively as a result of higher costs, changes in estimation methods, changes in planning models and the flattening of
mining slopes. In addition to management restructuring, the
team is being supplemented by additional expertise to assist with immediate recovery programmes, while the scope of the
recovery plan is being determined. Detailed plans are expected to be completed and under way by the end of June.
The power crisis in South Africa, which began in January 2008, has drastically affected the mining industry. When the national power utility, Eskom, gave notice of an immediate shortage of supply, we and other mining companies were forced to close operations on
25 January. The restart of the operations was a difficult process as the deep mines of South Africa cannot be turned on and off without careful time-weighted planning and execution. The way in which the crisis was initially managed was disappointing, reflecting as it did a failure of both policy and strategy. At the same time we recognise the need for all parties to work together to find a manageable solution to the crisis – and we must use this
opportunity to reflect on how we use energy and look for long-term sustainable strategies to reduce power consumption and thus
improve our long-term competitive cost position.
Every attention is being given to adapting our operating plans to accommodate a stable supply of 90% of our power allocation,
as has been committed to by Eskom. This is based on
optimising the reduced power supply, taking into account long-
term risks and our contractual obligations. We are developing ideas for this, including enhancing power supplies to and
increasing energy efficiencies at our operations. It will include intensive interaction with organised labour, government and
Eskom, both through our own channels and through the offices of the Chamber of Mines.
We will do our utmost to avoid shutting down operations with the job losses this would imply. However, we are unable at this stage to guarantee that we will succeed in this endeavour –
but we are committed and we will leave no stone unturned as
we work with Eskom to find a manageable and sustainable
operating solution.
The power outages experienced in early January resulted in a loss of production of some 200,000 ounces for the first quarter.
Operating at a power supply of 90% for the remainder of the year will result in the loss of another 200,000 ounces, bringing the estimated total loss in production for the year from the South
African operations as a result of power outages to
400,000 ounces.
Operational restructuring
As we embark on a new phase in the life of this company, so
restructuring has been necessary. As a first phase, we have tried to address weaknesses in our business performance and
delivery on our commitments. The focus here has been on the
restructuring and refocusing of our executive team, to flatten the operational hierarchy, to decentralise operational performance metrics to the operations where they belong, and to ensure

clearer lines of accountability for delivery on our commitments. In doing so, we have now structured the business into three core management areas by time zone – Australia, Africa and the
Americas – with an executive team member responsible for each one of the regions reporting directly to me. Because of the scale, both geographic and in the number of operations, the Africa
region has been further sub-divided into Southern and West
African operating entities, with regional offices being established respectively in Potchefstroom, South Africa, and Accra, Ghana.
Their location is important – the people in those offices are dedicated to the performance of those operations that
they support.
We have redefined the role of the corporate office as part of this process. Its role will now revolve around business strategy, the setting of policy and standards, providing support to the regions including the provision of shared services, the co-ordination of global exploration and product marketing.
Planning for delivery
Our fundamental objective as a business is to deliver shareholder value. We are developing our strategies to improve sustainable returns to our shareholders.
As a gold company, we have three critical tasks on which we
must deliver:
Optimal performance from our operations;
Maximisation of benefits accruing to the investor from the
market for our product, in this case the rising gold price;
and
Growth in our resource and asset base, through
investment in exploration and capital infrastructure,
consistent with delivering competitive returns on capital
employed.
My observations in relation to our current performance on these points provide an important context for our work and focus
going forward: our most recent production and cost
performance has been inconsistent and declining; we are not
adequately exposed to the rising gold price; and our asset base has grown only moderately. We must pay careful attention to the life cycle of the assets within the portfolio, the highly competitive nature of the industry today and the robust gold market.
In order to meet the objective to create sustainable value for our shareholders, we must understand the very nature of our
resource and asset base. To help us achieve this key
understanding, we needed, as a starting point, to undertake a review of our asset base. From the initial stages of this review, it has become clear that 30% of our operations are not delivering on their potential. Our options are clear. We cannot leave these operations as they are – we must recover this potential through our new approach or look for alternate pathways to value. Such a review is not a once-off event; it is something that needs to be undertaken on a regular basis as the operational profile and circumstances change, with each operation’s performance and
potential being continually reviewed.
In adopting this approach we have also identified areas of
under-investment. The conclusions and recommendations of
the review of assets, which was conducted by a team that
included both internal and external expertise, are currently being finalised. This review will give us a baseline expectation of the value and potential of each asset from which each one can be re-assessed in future so as to maintain flexibility and to enable informed decisions to be made as to where capital can be most efficiently deployed. Preliminary results have
highlighted the gap between the greenfields and brownfields
exploration programmes, the potential to increase the intensity
CEO’s review continued

Annual Financial Statements 2007

of production around several operations, and opportunities to make further improvements in process recoveries and cost
efficiencies.
The review has also highlighted areas of value that have not been fully appreciated until now, such as the iron ore deposits in Brazil, the potential regarding the treatment of uranium tailings in South
Africa and unrealised exploration potential at Siguiri in Guinea.
You would already have noted the results of some early
recommendations such as the consolidation of ownership at
Iduapriem, the proposed acquisition of Golden Cycle, our joint venture partner at CC&V, and the potential sale of our interest in
Morila in Mali.
Direct exposure to the gold market
Critics of the gold mining industry have commented that the
sector has not capitalised fully on the current boom in the gold price. To some degree, I would agree. While there has been an upsurge in the gold price in recent years, the prices of many other commodities have risen to an even greater extent, and
many of these are used as inputs in the mining industry. In
addition, salaries and wages have increased over this period and the resulting increase in costs has reduced the benefits of the higher gold price to the industry.
It is also true that our hedge book has played a role in
preventing the full benefits of the higher gold price being
received by AngloGold Ashanti. In the current gold market, the received gold price continues to diverge in percentage terms from the spot price – during the last quarter of 2007, our
received price was around 13% less than the market price and this discount is expected to increase to 20% in 2008
(assuming a spot price of $900/oz) as we deliver over 2 million ounces into the hedge book.
I am not a fan of hedging in a bullish gold market. We have in recent months continued to manage our hedge position and have reduced our net delta by 200,000 ounces to 10.4 million ounces during the fourth quarter of the year, when the gold price rose by
$91/oz. Deliveries into the contracts drove the reduction but the effect of this was dampened by an increase in the hedge delta as a result of the increasing gold price.
Even more important is the percentage of reserves that the hedge book represents. As at the end of 2007, the hedge book
amounted to 15% of reserves and 5% of resources, partially as a result of the significant increase in both reserves and resources.
We anticipate continued support for the gold price in the year ahead but, assuming that current market conditions continue, then as a result of the current structure of the hedge book, our received price will be significantly lower than the spot price as we deliver into around 60% of our current hedge book over the next three years.
Pursuing growth
There was a pleasing increase in resources and reserves during
2007, indicating the success of our exploration programme.
Mineral resources increased by 18% to almost 207.6 million
ounces (after depletion). This includes an addition of 6.9 million ounces which were delineated by greenfields activity at three key prospects, Tropicana in Australia, Mongbwalu in the DRC and
Gramalote in Colombia. Other significant additions were
17.1 million ounces at Mponeng and 4.7 million ounces at CC&V, both as a result of improved economics and extension to mine life.
Ore reserves rose by 9% to 73.1 million ounces net of depletion.
Significant additions were 3.8 million ounces at Moab Khotsong with the inclusion of Project Zaaiplaats, the area adjacent to the operation which will enable access to the deeper Vaal Reef
blocks to the south-west of the mine, and 3.4 million ounces at
Mponeng following the inclusion of the Carbon Leader Reef
below 120 level project.
Organic growth can still be expected from existing assets which have a growth base of 2 – 2.5 million ounces. The key to
unlocking growth here is to improve productivity, efficiencies and to go deeper. The group is not averse to acquisitions in South
Africa and elsewhere, should these propositions add value.
Managing the impact of an exiting shareholder
In line with its stated intentions, Anglo American plc reduced its holding in AngloGold Ashanti from 42% at the end of December
2006 to 16.6% in October 2007. This involved a $3 billion
secondary placement of shares.
The effect of the decline in this shareholding to the company is, firstly, that AngloGold Ashanti is no longer bound by Anglo
American’s global strategy and will be judged rather as a stand-
alone company and be accountable in its own right for its
performance. This, we believe, will also help to improve our growth prospects as AngloGold Ashanti is now free to compete for any asset without there being a potential conflict of interest.
The second benefit is one that is less tangible yet related. The reception by our shareholders, new and old, and the ease of
placement of the shares have indicated a positive response to the removal of the overhang that a controlling shareholder
presents to the market. We anticipate even greater levels of liquidity in trading and a greater diversity in shareholders than ever before, and with it the benefits that this will bring to relative share price performance.
Our social contract
One of the most fundamental reviews undertaken in the latter part of the year is the recognition that people are our business.
At a time when the group and the industry as a whole face
significant challenges in recruiting and retaining competent, skilled and experienced people, we are in a very fortunate
position in this respect. But this is not something we take for granted and, during the course of 2008, our organisational
development discipline will pay the closest attention to this critical aspect of our business. It is my ambition that we enter into a social contract with as many employees as possible and that in so doing we, as an employer, benefit from each
employee delivering to us to the best of his or her ability in return for our contribution to enhancing his or her overall
quality of life.
Our social contract extends beyond the boundaries of our
operations and our individual employees. However, we
recognise that we are guests in those countries in which we
operate and have interests, and that if we are not adding value to those countries and to the communities around our
operations, we have no future there. A comprehensive account of AngloGold Ashanti’s approach to sustainable development
and its performance during the year can be found in the Report to Society 2007 which may be accessed at www.aga-
reports.com.
Thanks
The support that I have received from the board and our
executive team, and indeed from the many employees
and business partners that I have met in recent months, has
been tremendous and I extend to them all my sincere
appreciation.
CEO’s review continued

Annual Financial Statements 2007

My thanks are also due to former Chief Operating Officers of the company, Neville Nicolau and Roberto Carvalho Silva, who left the group during the year.
I would like to save a special word of thanks for Bobby
Godsell, former CEO and founding AngloGold Ashanti leader,
who saw the company through from its inception in 1998 until his retirement in September 2007. Under his stewardship,
AngloGold Ashanti has developed a high-quality asset and
reserve base, an exceptional exploration portfolio and a team of dedicated employees building a global competitive
company.
Conclusion
We face a challenging time but we have a highly motivated
and skilled team in place whose members understand what
they have to do and for what they are accountable. We look
forward in the year ahead to dealing with our most important challenges:
Our priority, and our first value, is our drive for safety and the elimination of all accidents in the workplace.
We are closer to understanding our portfolio and our
potential, and the building process necessary to revitalise
the company to ensure that we optimise our assets and
deliver value for our shareholders.
We are committed to taking full advantage of the gold
price, by maximising our productive capability, reducing
real costs and minimising the impact of the hedge book in
a rising gold price environment.
We will continue to seek opportunities through our
exploration, resource development and reserve
conversion programmes.
Prospects
The outlook for the gold price continues to be positive. In
addition to fundamental demand for the metal, the price is being underpinned by the rise in underlying costs in the gold mining industry (cash costs, exploration costs, stay-in-business
expenses). New gold resources are increasingly difficult to find, resulting in a relative tightness in the market on the supply side, notwithstanding the holdings of gold held by central banks and other players in the asset market.
We forecast that production in 2008 will be between 4.8 million and 5 million ounces at a cash cost in a range of $425/oz to
$435/oz. This is based on the assumption that the South African operations will receive 90% of current power requirements for the remainder of the year.
AngloGold Ashanti is in a phase of substantial investment in exploration and new project development. Our total capital
expenditure for 2008 is forecast to be $1.2 billion. This
commitment to the future clearly demonstrates our confidence in our market, our operations and our people – we will deliver.
Mark Cutifani
Chief Executive Officer
7 March 2008

Annual Financial Statements 2007
Board of directors
Executive directors
MR M CUTIFANI (49)
BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007. He was appointed Chief Executive
Officer, effective 1 October 2007, following the retirement of
Bobby Godsell. Prior to joining AngloGold Ashanti, Mark held the position of Chief Operating Officer at CVRD Inco where he was responsible for Inco’s global nickel business. He has been
involved in the mining industry since 1976, and has considerable experience in gold mining.
MR S VENKATAKRISHNAN
(VENKAT) (42)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat was the finance director of Ashanti Goldfields Company
Limited from 2000 until that company’s merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the
Reorganisation Services Division of Deloitte & Touche in London.
He was appointed to the board in August 2005.
Non-executive directors
MR RP EDEY (65)
FCA
Chairman
Russell Edey was appointed to the board in April 1998, as
deputy chairman in December 2000 and as chairman in May
2002. Based in the United Kingdom, he is a non-executive
director of Old Mutual plc, a member of the Counseil de
Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the N M Rothschild group.
Mr Edey is an independent non-executive director.
DR TJ MOTLATSI (56)
Hon DSoc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board in April
1998 and as deputy chairman in May 2002. He has been
associated with the South African mining industry since 1970 and is a past president of the National Union of Mineworkers. He is executive chairman of TEBA Limited. Dr Motlatsi is an
independent non-executive director.
MR FB ARISMAN (63)
MSc (Finance)
Frank Arisman was appointed to the board in April 1998. He
resides in New York and retired, after 32 years of service, from
JP Morgan Chase, where he held the position of managing
director. Mr Arisman is an independent non-executive director.
MR RE BANNERMAN (73)
MA (Oxon), LLM (Yale)
Reginald Bannerman has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman
& Thompson Attorneys in Ghana. He is a member of the General
Legal Council of Ghana and a member of the board of the Valco
Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was
also formerly the mayor of Accra, the capital city of Ghana.
Mr Bannerman was appointed to the board in February 2006
and is an independent non-executive director.

MRS E Le R BRADLEY (69)
BSc, MSc
Elisabeth Bradley was appointed to the board in April 1998. She is non-executive chairman of Wesco Investments Limited and
Toyota South Africa (Proprietary) Limited, and a director of a number of other companies. She is deputy chairman of the
South African Institute of International Affairs. Mrs Bradley is an
independent non-executive director.
MR JH MENSAH (79)
MSc (Economics)
Joseph Mensah, who holds an MSc in Economics from London
University, has extensive experience in international and local economic management. Formerly Minister of Finance and
Economic Planning and then Senior Minister in the government of Ghana, he is now the chairman of the National Development
Planning Commission and a member of the Ghana Parliament
representing the Sunyani East constituency. He joined the board with effect from 4 August 2006. Mr Mensah is an independent
non-executive director.
MR WA NAIRN (63)
BSc (Mining Engineering)
Bill Nairn has been a member of the board since January 2000.
He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
MR SM PITYANA (48)
BA (Hons) (Essex), MSc (London)
Sipho Pityana was appointed to the board with effect from
13 February 2007. He is the executive chairman of Izingwe
Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and
Foreign Affairs. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies.
Mr Pityana is an independent non-executive director.
PROF WL NKUHLU (63)
BCom, CA (SA), MBA
Wiseman Nkuhlu, who holds a BCom degree from the University
of Fort Hare, is a Chartered Accountant with the South African
Institute of Chartered Accountants and is a past national
president of that institute. He also holds an MBA from the
University of New York and is a respected South African
academic, professional and business leader. Professor Nkuhlu was appointed to the board and deputy chairman of the Audit
and Corporate Governance Committee with effect from 4 August
2006, and assumed chairmanship of the committee with effect
from 5 May 2007 following the retirement of Mr CB Brayshaw.
Prof Nkuhlu is an independent non-executive director.
MR SR THOMPSON (48)
MA (Geology)
Simon Thompson was appointed to the board in 2004. He is a
non-executive director of UC Rusal and was previously a director of Anglo American plc, where he was chairman of the Base
Metals Division, the Exploration Division and the Tarmac Group.

Executive management

Annual Financial Statements 2007
DR CE CARTER (45)
BA (Hons), DPhil, EDP
Executive Vice President –
Business Strategy
Charles Carter joined Anglo American in 1991 and moved to the
Gold and Uranium Division in 1996, and was part of the team
responsible for the formation of AngloGold. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company’s global investor relations programme. He was appointed as executive vice president – business strategy in December 2007.
MR RN DUFFY (44)
BCom, MBA
Executive Vice President – Business
Development
Richard Duffy joined Anglo American in 1987 and in 1998 was
appointed executive officer and managing secretary of
AngloGold. In November 2000, he was appointed head of
business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was
appointed as executive vice president – business development in December 2007.
MR G EHM (51)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has 30 years of diverse experience in mine
operations and project management, covering the nickel,
phosphate, copper, uranium and gold sectors. He was
appointed General Manager Sunrise Dam Gold Mine in 2000,
Regional Head – Australia in 2006 and took up his current role as executive vice president – Australasia in December 2007.
MR RW LARGENT (47)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with the company since 1994. He is a
board member of the Colorado Mining Association in Denver
and has served on the Board of Directors for the California
Mining Association and the Nevada Mining Association. In 2001
he was appointed as General Manager of the Cripple Creek &
Victor Gold Mine and took up his current role as executive vice president – Americas in December 2007.
MR RL LAZARE (51)
BA, HED, DPLR, SMP
Executive Vice President – Africa
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In
December 2004, he was appointed an executive officer with
responsibility for South African operations. He was appointed executive officer – Africa underground region in July 2005 and took up his current role as executive vice president – Africa in
December 2007.
MR MP LYNAM (46)
BEng (Mech)
Vice President – Treasurer
Mark Lynam joined the Anglo American group in 1983 and has
been involved in the hedging and treasury area since 1990. In
1998 he joined AngloGold as treasurer and was appointed an
executive officer in May 2004. He was appointed as vice
president – treasurer in December 2007.
Following the appointment of Mark Cutifani as chief executive officer, AngloGold Ashanti re-organised its executive management team with effect from 1 December 2007, in line with the renewed strategic focus of the company. A decentralised regional operating structure was established with three executive vice presidents for Africa, the Americas and Australasia, reporting directly to the chief executive officer. In addition, the heads of business strategy, business development, business effectiveness, sustainability and organisational development were made executive vice presidents. These operations and functional executive vice presidents, the vice president – treasurer, the vice president – compliance and corporate administration, together with the chief executive officer and the chief financial officer, constitute the company's executive management.

MR PW ROWE (58)
BSc (Chem. Eng)
Executive Vice President – Business
Effectiveness
Peter Rowe joined AngloGold Ashanti in June 2004 as head of
AngloGold Ashanti Australia. Following 20 years with Anglo
American and De Beers, he moved to Australia in the early
1990s where he held a number of senior managerial positions
including that of project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing
director and CEO of Bulong Nickel. He was appointed executive officer with responsibility for the corporate technical group in
January 2006 and took up his current role as executive vice
president – business effectiveness in December 2007.
MR TML SETILOANE (48)
FAE, BSc (Mech Eng)
Executive Vice President – Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa
Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an
executive officer and a member of AngloGold Ashanti's
executive committee in February 2006 and as executive vice
president – sustainability in December 2007.
MS YZ SIMELANE (42)
BA LLB, FILPA, MAP
Vice President – Compliance and
Corporate Administration
Yedwa Simelane joined AngloGold in November 2000 from the
Mineworkers' Provident Fund where she was the senior
manager of the Fund. She was appointed an executive officer in
May 2004 and took up her current role as vice president –
compliance and corporate administration in December 2007.
MR NW UNWIN (55)
BA
Executive Vice President – Organisational
Development
Nigel Unwin has many years experience in the field of human
resources. He was appointed an executive officer in 1999. He joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the CFTA retail sector for seven years before joining
AngloGold in 1999 as an Executive Officer. Following the
acquisition of Acacia Resources by AngloGold a the end of 1999
and managed the integration of the two companies in Australia before taking over the HR and IT portfolios in 2001. He was
appointed to his current role of executive vice president –
organisational development in December 2007.
Prior to the re-organisation of the executive management team, the following represented the ‘executive officers’ team until
30 November 2007:
Mr CE Carter Mr SJ Lenahan
Mr DH Diering Mr MP Lynam
Mr RN Duffy Mr FRL Neethling
Mrs D Earp (resigned Mr PW Rowe
effective 1 March 2007) Mr TML Setiloane
Mr DC Ewigleben Mr YZ Simelane
Mr BW Guenther Mr NW Unwin
Mrs HH Hickey
Company secretary
MS L EATWELL (53)
FCIS
Lynda Eatwell joined AngloGold in 2000 as assistant company
secretary and was appointed company secretary in December
2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of stock exchanges on which AngloGold Ashanti is listed.

Annual Financial Statements 2007
Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000 oz)
Operation
2007
2006
2005
2007
2006
2005
2007
2006
2005
South Africa
2,328
2,554          2,676
Vaal River
Great Noligwa
2.0
2.4          2.3
7.54
8.08          9.30          483
615            693
Kopanang
1.8
2.0          2.0
7.24
7.01          7.38          418
446            482
Moab Khotsong
(1)
0.3
0.2            –
7.94
6.35              –
67
44               –
Tau Lekoa
1.4
1.5          2.1
3.62
3.76           3.96         165
176            265
Surface operations
8.0
7.2          5.8
0.49
0.49           0.51         125
113              95
West Wits
Mponeng
1.9
1.9          1.7
9.50
9.93           9.15         587
596            512
Savuka
0.3
0.4          0.6
6.69
7.68           6.80           73
89            126
TauTona
(2)
1.8
2.0          1.6
9.67
10.18            9.62         409
474            502
Argentina
204
215            211
Cerro Vanguardia (92.5%)
0.9
0.9          0.9
6.88
7.29            7.70        204
215            211
Australia
600
465            455
Sunrise Dam
(3)
3.8
4.0          3.6
4.86
3.39            3.68        600
465            455
Brazil
408
339            346
Brasil Mineração
(2)
1.4
1.1          1.3
7.48
7.60            7.27        317
242             250
Serra Grande (50%)
(2)
0.4
0.4          0.4
7.21
7.51            7.93          91
97              96
Ghana
527
592            680
Bibiani
(5)
–
2.1          2.4              –
0.55            1.45
–
37            115
Iduapriem
(3)(4)
2.8
3.0          3.2
1.85
1.74            1.71        167
167            174
Obuasi
(2)
6.0
6.2          4.7
4.43
4.39            4.77        360
387            391
Guinea
280
256            246
Siguiri (85%)
(3)
8.3
7.0          5.8
1.05
1.08            1.21        280
256            246
Mali
441
537            528
Morila (40%)
1.7
1.7          1.5
3.36
3.88            5.41        180
207            262
Sadiola (38%)
1.6
1.8          1.9
2.76
3.22            2.73        140
190            168
Yatela (40%)
(6)
1.2
1.3          1.3
3.46
4.12            2.99       120
141             98
Namibia
80
86             81
Navachab
1.6
1.5          1.2
1.56
1.81           2.05          80
86             81
Tanzania
327
308            613
Geita
5.1
5.7          6.1
2.01
1.68           3.14        327
308            613
USA
282
283            330
Cripple Creek & Victor
(6)
20.9
21.8         19.2         0.53
0.54           0.62        282
283            330
(1)
Attributable production at Moab Khotsong prior to commercial production in 2006 was capitalised against pre-production costs.
(2)
The yields of TauTona, Brasil Mineração, Serra Grande and Obuasi represent underground operations.
(3)
The yields of Sunrise Dam, Iduapriem and Siguiri represent open-pit operations.
(4)
The minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired effective
1 September 2007 and Iduapriem is now fully owned by AngloGold Ashanti.
(5)
The yield of Bibiani represents surface and dump reclamation in 2006 and open-pit operations in 2005. Bibiani was sold effective
1 December 2006.
(6)
The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
Operations at a glance – summary
For the year ended 31 December

Attributable adjusted gross Attributable cash gross
Total cash costs
(1)
profit (loss)
(1)
profit (loss)
(1) (2)
Page
($/oz) ($m) ($m) number
Operation
2007
2006 2005
2007
2006 2005
2007
2006 2005
South Africa
343
285          291           403
549          230           657
788          399
Vaal River
Great Noligwa
403
261          264             61
156            87
108
203          120
64
Kopanang
307
291          277             99
109            54
133
136           74
66
Moab Khotsong
(3)
668
655             –
(40)
(22)
–
(8)
(3)
–               70
Tau Lekoa
474
440          410
1
(4)
(14)
25
25              9               68
Surface operations
305
281          287             37
31            16            41
35             16
West Wits
Mponeng
264
237          279           165
156            49
214
216            86
58
Savuka
403
336          430             11
21           (8)
17
24           (1)
60
TauTona
317
269          256             67
101            44
128
152            95
62
Argentina
264
228
174            48
37            32            73
69            56
Cerro Vanguardia (92.5%)
261
225           171            45
35            31            68
65            52
72
Minorities and exploration
–
–
–
3
2              1             5
4             4
Australia
313
306            279         137
137             46          186
173            78
Sunrise Dam
306
298           269          137
137             46
186
173            78
74
Brazil
260
216           184          141
138             86          186
165           108
Brasil
Mineração
233
195           169            88
86             48
119
101             61
78
Serra Grande (50%)
263
198           158            27
26             22           35
33             26
80
Minorities and exploration
–
–
–
26
26             16            32
31             21
Ghana
432
390            339
3
(26)
(29)
68
60             40
Bibiani
(4)
–
437            305
–
5           (10)
–
9              3
Iduapriem
(5)
373
368            348            23
7             (2)
35
23              9               84
Obuasi
459
395            345          (24)
(42)
(16)
28
21             26
82
Minorities and exploration
–
–
–
4
4            (1)
5
7              2
Guinea
464
399
301             14
4            15            50
42             40
Siguiri (85%)
464
399           301
9
–            12            40
33             33
86
Minorities and exploration
–
–
–
5
4              3
10
9              7
Mali
350
250          220             92
146             69          115
188           115
Morila (40%)
350
275          191             38
52             39            51
69            65
90
Sadiola (38%)
414
270          265             24
49             20            29
61            32
88
Yatela (40%)
322
228          263             30
44             11            35
57            18
90
Namibia
419
265
321             13
22             10            19
28            17
Navachab
419
265           321             13
22             10            19
28            17
92
Tanzania
452
497
298              6
(2)
9            50
37            47
Geita
452
497          298
6
(2)
9
50
37            47
94
USA
282
260
236             74
23             17
106
62            57
Cripple Creek & Victor
269
248           230            74
23             17
106
62            57
96
Other –
–
4
30           (15)
17
40            (2)
AngloGold Ashanti
357
308            281          935
1,058            470
1,527
1,652            955
(1)
Refer to Non-GAAP disclosure.
(2)
Adjusted gross profit (loss) plus amortisation of tangible and intangible assets, less non-cash revenues.
(3)
All income and expenses were capitalised until commercial production was reached in the first quarter of 2006.
(4)
Bibiani was sold effective 1 December 2006.
(5)
The minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired effective
1 September 2007 and Iduapriem is now fully owned by AngloGold Ashanti.
Operations at a glance – summary
For the year ended 31 December

Annual Financial Statements 2007
US Dollar million
2007
2006
2005
2004
2003
Income statement
Gold income 3,280 2,964           2,629          2,309         2,029
Cost of sales (2,636) (2,282) (2,309) (1,924) (1,526)
(Loss) gain on non-hedge derivatives and other commodity
contracts
(1)
(780) (239) (135) (142) 119
Gross (loss) profit (136) 443               185             243            622
Corporate administration and other expenses (126) (84) (64) (51) (36)
Market development costs (16) (16) (13) (15) (19)
Exploration costs (120) (61) (45) (44) (38)
Amortisation of intangible assets – –                – (31) (29)
Other net operating expenses (20) (18) (20) (12) (14)
Operating special items (21) (18) (77) 12               (8)
Operating (loss) profit (439) 246              (34) 102              478
Dividend received from other investments 2 – – – –
Interest received 45 32                25              49               42
Exchange gain (loss) 1 (2) (5) 4              (3)
Fair value adjustment on option component of convertible bond 47 16              (32) 27                –
Finance costs and unwinding of obligations (125) (123) (108) (87) (53)
Fair value (loss) gain on interest rate swaps – –                (1) 2                 6
Share of associates' (loss) profit (23) (1) (3) –                2
(Loss) profit before taxation (492) 168              (158) 97              472
Taxation (145) (180) 35               41 (142)
(Loss) profit after taxation from continuing operations (637) (12) (123) 138               330
Discontinued operations
Profit (loss) from discontinued operations
1 (2) (36) (11) –
(Loss) profit for the year (636) (14) (159) 127               330
Allocated as follows
Equity shareholders
(668) (44) (182) 108               312
Minority interest 32 30               23               19                 18
(636) (14) (159) 127               330
Other financial data
Adjusted gross profit
(2)
$m 935 1,058             470            441               559
Cash gross profit
(3)
$m 1,527 1,652             955            793               791
Headline (loss) earnings $m (648) (82) (145) 129              318
Adjusted headline earnings
(4)
$m 278 411             153            259               282
Adjusted gross margin % 26 32              17             19                  27
Cash gross margin % 43 49              34             34                  38
EBITDA
(5)
$m 1,224 1,409             772           690                667
EBITDA margin % 34 41               28            29                   32
Interest cover
(6)
times 9 11                6               7 13
(Loss) earnings per ordinary share (cents)
Basic US cents (237) (16) (69) 43              140
Diluted US cents (237) (16) (69) 43              139
Headline US cents (230) (30) (55) 51              143
Adjusted headline earnings
(4)
US cents 99 151                 58             103            127
Dividends declared per ordinary share US cents 20 62                 36               56 101
Weighted average number of shares million 281 273                265             251             223
Issued shares at year-end million 282 280                265             264             223
(1)
Refer to Non-GAAP disclosure note 3 on page 28
(2)
Refer to Non-GAAP disclosure note 2 on page 27
(3)
Refer to Non-GAAP disclosure note 6 on page 29
(4)
Refer to Non-GAAP disclosure note 1 on page 26
(5)
Refer to Non-GAAP disclosure note 7 on page 30
(6)
Refer to Non-GAAP disclosure note 8 on page 30
Summarised group financial results
For the year ended 31 December

US Dollar million
2007
2006 2005 2004 2003
Balance sheet
Assets
Tangible and intangible assets
7,162
6,469          6,307          6,323          3,176
Cash and cash equivalents
496
495             209             289            505
Other assets
2,162
1,979          1,777           1,590         1,176
Total assets
9,820
8,943          8,293           8,202         4,857
Equity and liabilities
Total equity
2,442
3,047           2,662          3,209         1,681
Borrowings
1,872
1,482           1,894          1,605         1,158
Deferred taxation
1,051
1,103           1,154          1,356            598
Other liabilities
4,455
3,311           2,583          2,032         1,420
Total equity and liabilities
9,820
8,943           8,293          8,202         4,857
Other financial data
Equity
(1)
3,923
4,539           4,236          4,708         2,568
Net capital employed
(1)
5,362
5,588           5,980          6,082         3,274
Net debt
(2)
1,376
987           1,685          1,316            653
Net asset value – US cents per share
(3)
867
1,087           1,005          1,214           754
Net tangible asset value – US cents per share
(4)
711
939             854
1,049          569
Market capitalisation
(5)
11,878
13,008         13,069            9,614    10,420
Financial ratios
Return on equity
(6)
%
7
9                4                   7
12
Return on net capital employed
(7)
%
7
9                5                   8
11
Net debt to net capital employed
%
26
18               28                 22              20
Net debt to equity
%
35
22               40                 28              25
Exchange rates
Rand/dollar average exchange rate
7.03
6.77            6.37              6.44            7.55
Rand/dollar closing exchange rate
6.81
7.00            6.35              5.65            6.67
Australian dollar/dollar average exchange rate
1.19
1.33            1.31              1.36            1.54
Australian dollar/dollar closing exchange rate
1.14
1.27            1.36              1.28            1.33
Brazilian real/dollar average exchange rate
1.95
2.18           2.44               2.93            3.07
Brazilian real/dollar closing exchange rate
1.78
2.14            2.35              2.65            2.89
(1)
Refer to Non-GAAP disclosure note 9 on page 30
(2)
Refer to Non-GAAP disclosure note 10 on page 31
(3)
Refer to Non-GAAP disclosure note 11 on page 31
(4)
Refer to Non-GAAP disclosure note 12 on page 31
(5)
Refer to Non-GAAP disclosure note 16 on page 32
(6)
Refer to Non-GAAP disclosure note 13 on page 31
(7)
Refer to Non-GAAP disclosure note 14 on page 32
Summarised group financial results
For the year ended 31 December

Annual Financial Statements 2007
US Dollar million
2007
2006 2005 2004 2003
Cash flow statement
Cash flows from operating activities
Cash generated from operations
1,121
1,281               673            570            562
Cash utilised by discontinued operations
(2)
(1)
(31)
(2)
–
Taxation paid
(237)
(143)
(30)
(34)
(102)
Net cash inflow from operating activities
882
1,137               612            534             460
Cash flows from investing activities
Capital expenditure
(1,024)
(817)
(722)
(585)
(363)
Net proceeds from disposal and acquisition of mines and subsidiaries
1
9                  4
(171)
10
Net proceeds from disposal and acquisition of investments, associate loans and acquisitions and disposal of tangible assets
(13)
43               (18)
(20)
61
Dividends received from other investments
2
–                  –                –                 –
Interest received
37
25                 18              37                33
Net loans repaid (advanced)
–
5               (1)
83
(15)
(Increase) decrease in cash restricted for use
(25)
(3)
17                (6)
–
Utilised in hedge restructure
–
–              (69)
(123)
–
Net cash outflow from investing activities
(1,022)
(738)
(771)
(785)
(274)
Cash flows from financing activities
Net proceeds from share issues
34
507                  9                3
10
Net borrowings proceeds (repaid)
310
(397)
316               259             197
Finance costs paid
(73)
(88)
(74)
(72)
(40)
Dividends paid
(144)
(132)
(169)
(198)
(314)
Proceeds from hedge restructure
–
–                  –
40                  –
Net cash inflow (outflow) from financing activities
127
(110)
82                32
(147)
Net (decrease) increase in cash and cash equivalents
(13)
289               (77)
(219)
39
Translation
14
(3)
(3)
13                53
Cash and cash equivalents at beginning of year
495
209                289             495             413
Cash and cash equivalents at end of year
496
495                209             289             505
Other financial data
Free cash flow
(1)
347
633                160             205             311
(1)
Refer to Non-GAAP disclosure note 15 on page 32.
Summarised group financial results
For the year ended 31 December

2007
2006
2005
2004
2003
Operating results
Underground operations
Metric tonnes milled
000 13,112 13,489        13,806        13,554        13,047
Yield g/t 6.99 7.20           7.31             7.50            8.03
Gold produced 000 oz 2,948 3,123          3,243           3,270          3,367
Surface and dump reclamation
Metric tonnes treated
000 12,429 12,414           8,061           7,102 36,822
Yield g/t 0.49 0.50            0.52             0.60           0.27
Gold produced 000 oz 197 201             136              138            320
Open-pit operations
Metric tonnes mined
000 172,487 173,178      168,904       135,171     125,529
Stripping ratio
(1)
4.48 4.82            5.02            6.34            8.95
Metric tonnes treated 000 25,312 26,739         25,541        18,236       13,967
Yield g/t 2.34 2.14            2.74             3.21            3.43
Gold produced 000 oz 1,904 1,843           2,246           1,883          1,540
Heap-leach operations
Metric tonnes mined
000 59,720 63,519          61,091         71,837        59,507
Metric tonnes placed
(2)
000 22,341 23,329          22,227         22,120        18,265
Stripping ratio
(1)
1.77 1.83             1.97            2.08            2.59
Recoverable gold placed
(3)
kg 16,242 18,162          18,500         18,670       14,976
Yield
(4)
g/t 0.73 0.78             0.83            0.84            0.81
Gold produced 000 oz 428 468              541              538            389
Total gold produced 000 oz 5,477 5,635           6,166            5,829         5,616
– South Africa 2,328 2,554           2,676            2,857         3,281
– Argentina 204 215              211              211            209
– Australia 600 465              455              410            432
– Brazil 408 339              346              334            323
– Ghana 527 592              680              485 –
– Guinea 280 256              246                83 –
– Mali 441 537              528              475            577
– Namibia 80 86               81                66             73
– Tanzania 327 308              613              570            331
– USA 282 283              330              329            390
– Zimbabwe – –                –                 9                –
Average price received
(5)
$/oz sold 629 577              439             394             363
Total cash costs
(5)
$/oz produced 357 308              281             264             214
Total production costs
(5)
$/oz produced 476 414              374              332            263
Capital expenditure
(6)
$m 1,059 817              722              585            449
Monthly average number of employees 61,522 61,453         63,993        65,400       55,439
LTIFR 8.24 7.70             6.77             6.56          8.83
FIFR 0.21 0.22             0.14             0.19          0.29
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Gold price and costs of mining inputs have risen simultaneously, putting pressure on industry profit margins as a whole.
(6)
Capital expenditure has increased year-on-year in accordance with AngloGold Ashanti's growth strategy.
Summarised group operating results
For the year ended 31 December

Annual Financial Statements 2007
From time to time, AngloGold Ashanti Limited may publicly disclose certain 'Non-GAAP financial measures' in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
1. Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts and fair
value adjustment on convertible bond
(1)
(adjusted headline
earnings)
(850) (4,136) Headline loss (group note 14) (648) (82)
Loss on unrealised non-hedge derivatives and other commodity
4,507 7,114 contracts 1,071 615
Deferred tax on unrealised non-hedge derivatives and other
(742) (673) commodity contracts (group note 12) (98) (106)
(137) (333) Fair value adjustment on option component of convertible bond (47) (16)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value
2,777 1,971 adjustment on convertible bond. 278 411
(1)
Loss on unrealised non-hedge derivatives and other
commodity contracts in the income statement comprises
the change in fair value of all non-hedge derivatives and
other commodity contracts as follows:
– Open positions: The change in fair value from the
previous reporting date or date of recognition (if later)
through to the current reporting date; and
– Settled positions: The change in fair value from the
previous reporting date or date of recognition (if later)
through to the date of settlement.
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives, other commodity contracts and fair value
adjustment on convertible bond are intended to illustrate
earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of the
historic marked-to-market value of the positions settled in
the period;
– The unrealised fair value change on the option component
of the convertible bond amounting to $47 million,
R333 million (2006: $16 million, R137 million); and
– The unrealised fair value change on the onerous uranium
contracts.
Non-GAAP disclosure
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
1.  Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts and fair
value adjustment on convertible bond
(1)
(adjusted headline
earnings) (continued)
1,018 700 Cents per share 99 151
This calculation is based on adjusted headline earnings
of $278 million, R1,971 million (2006: $411 million,
R2,777 million) and 281,455,107 (2006: 272,808,217) shares
being the weighted average number of ordinary shares in issue during the financial year.
2.  Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (adjusted
gross profit)
Reconciliation of gross (loss) profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other
commodity contracts
2,700 (524) Gross (loss) profit (136) 443
Loss on unrealised non-hedge derivatives and other commodity
4,507 7,114 contracts 1,071 615
Gross profit adjusted for the loss on unrealised non-hedge
7,207 6,590 derivatives and other commodity contracts
(1)
935 1,058
(1)
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts is intended to
illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of the
historic marked-to-market value of the positions settled in
the period; and
– The unrealised fair value change on the onerous uranium
contracts.

Annual Financial Statements 2007
Non-GAAP disclosure continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
2.  Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (adjusted
gross profit) (continued)
Gross profit (loss) adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts is analysed
by origin as follows:
3,746 2,845 South Africa 403 549
245 338 Argentina 48 37
934 960 Australia 137 137
946 987 Brazil 141 138
(186) 25 Ghana 3 (26)
19 101 Guinea 14 4
986 646 Mali 92 146
148 90 Namibia 13 22
(19) 52 Tanzania 6 (2)
167 518 USA 74 23
221 28 Other, including corporate and non-gold producing subsidiaries 4 30
7,207 6,590 935 1,058
3.  Loss on non-hedge derivatives and other commodity
contracts is summarised as follows:
Group:
2,552 2,033 Gain on realised non-hedge derivatives 291 376
(4,343) (7,305) Loss on unrealised non-hedge derivatives (1,099) (591)
(9) 49 Unrealised gain (loss) on other commodity physical borrowings 7 (1)
Provision reversed (raised) for loss on future deliveries and
(155) 142 other commodities 21 (23)
Loss on non-hedge derivatives and other commodity contracts
(1,955) (5,081) per the income statement (780) (239)
Company:
1,112 506 Gain on realised non-hedge derivatives 74 166
(1,938) (1,814) Loss on unrealised non-hedge derivatives (278) (265)
(9) 23 Unrealised gain (loss) on other commodity physical borrowings 3 (1)
(101) 80
Provision reversed (raised) for loss on future deliveries and other commodities
13 (15)
Loss on non-hedge derivatives and other commodity contracts
(936) (1,205) per the income statement (188) (115)
4.  Price received
20,137 23,052 Gold income per income statement 3,280 2,964
(804) (889) Adjusted for minority interests (127) (119)
19,333 22,163 3,153 2,845
2,552 2,033 Gain on realised non-hedge derivatives 291 376
21,885 24,196 3,444 3,221
173,639 170,265 Attributable gold sold – kg and oz (000) 5,474 5,583
126,038 142,107 Revenue price per unit – R/kg and $/oz 629 577

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
5.  Total costs
11,839
13,959
Total cash costs (group note 4)
1,988
1,746
(73)
(246)
Adjusted for minority interests and non-gold producing companies
(34)
(11)
Total cash costs adjusted for minority interests and non-gold
11,766
13,713
producing companies
1,954
1,735
152
131
Retrenchment costs (group note 4)
19
22
(35)
445
Rehabilitation and other non-cash costs (group note 4)
65
(3)
4,059
4,143
Amortisation of tangible assets (group note 4)
590
597
13
14
Amortisation of intangible assets (group note 4)
2
2
(122)
(146)
Adjusted for minority interests and non-gold producing companies
(21)
(18)
Total production costs adjusted for minority interests and
15,833
18,300
non-gold producing companies
2,609
2,335
175,253
170,365
Gold produced – kg and oz (000)
5,477
5,635
67,133
80,490
Total cash cost per unit – R/kg and $/oz
357
308
90,345
107,415
Total production cost per unit – R/kg and $/oz
476
414
6.  Cash gross profit
Gross profit adjusted for the loss on unrealised non-hedge
7,207
6,590
derivatives and other commodity contracts (note 2)
935
1,058
4,059
4,143
Amortisation of tangible assets (group note 4)
590
597
13
14
Amortisation of intangible assets (group note 4)
2
2
(43)
3
Non-cash revenues
–
(5)
11,236
10,750
1,527
1,652
Cash gross profit is analysed by origin as follows:
5,366
4,628
South Africa
657
788
465
513
Argentina
73
69
1,179
1,308
Australia
186
173
1,136
1,308
Brazil
186
165
396
485
Ghana
68
60
282
352
Guinea
50
42
1,274
809
Mali
115
188
192
131
Namibia
19
28
246
358
Tanzania
50
37
432
742
USA
106
62
268
116
Other, including corporate and non-gold producing subsidiaries
17
40
11,236
10,750
1,527
1,652

Annual Financial Statements 2007
Non-GAAP disclosure continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
7.  EBITDA
1,349
(2,636)
Operating (loss) profit per the income statement
(439)
246
4,059
4,143
Amortisation of tangible assets (group note 4)
590
597
13
14
Amortisation of intangible assets (group note 4)
2
2
–
7
Impairment of goodwill (group notes 6, 14 and 17)
1
–
44
6
Impairment of tangible assets (group notes 6, 14 and 16)
1
6
Loss on unrealised non-hedge derivatives and other commodity
4,507
7,114
contracts (note 3)
1,071
615
(2)
(3)
Share of associates’ EBITDA (group note 8)
–
(1)
(13)
30
Discontinued operations (EBITDA component) (group note 13)
5
(2)
(333)
(56)
Profit on disposal of assets (group note 6)
(7)
(48)
(36)
–
Recovery of exploration loan previously expensed (group note 6)
–
(5)
Profit on disposal of shares in Nufcor Uranium Limited
(9)
–
(group note 6)
–
(1)
9,579
8,619
1,224
1,409
8.  Interest cover
9,579
8,619
EBITDA (note 7)
1,224
1,409
822
880
Finance costs (group note 7)
125
123
71
68
Capitalised finance costs (group notes 7 and 16)
10
10
893
948
135
133
11
9
Interest cover – times
9
11
9.  Equity and net capital employed
20,895
16,204
Shareholders’ equity per balance sheet
2,379
2,985
Adjusted to exclude:
1,503
1,011
– Other comprehensive income (group note 28)
148
215
45
108
– Actuarial losses (group note 28)
16
6
22,443
17,323
2,543
3,206
7,722
7,159
Deferred tax (group note 33)
1,051
1,103
Adjusted to exclude:
1,581
2,246
– Deferred tax on derivatives and other comprehensive income
330
226
28
(8)
– Deferred tax on actuarial losses
(1)
4
31,774
26,720
Equity
3,923
4,539
436
429
Minorities (group note 29)
63
62
9,963
10,441
Borrowings – long-term portion (group note 30)
1,533
1,423
413
2,309
Borrowings – short-term portion (group note 30)
339
59
42,586
39,899
Capital employed
5,858
6,083
(3,467)
(3,381)
Cash and cash equivalents (group note 25)
(496)
(495)
39,119
36,518
Net capital employed
5,362
5,588

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
10. Net debt
9,963
10,441
Borrowings – long-term portion (group note 30)
1,533
1,423
413
2,309
Borrowings – short-term portion (group note 30)
339
59
10,376
12,750
Total borrowings
1,872
1,482
(3,467)
(3,381)
Cash and cash equivalents (group note 25)
(496)
(495)
6,909
9,369
Net debt
1,376
987
11. Net asset value – cents per share
21,331
16,633
Total equity per balance sheet
2,442
3,047
280
282
Number of ordinary shares in issue (millions) (note 27)
282
280
7,607
5,907
Net asset value – cents per share
867
1,087
Number of ordinary shares in issue consists of:
277,457,471 (2006: 276,236,153) ordinary shares (group note 27)
4,140,230 (2006: 4,185,770) E ordinary shares (group note 27)
12. Net tangible asset value – cents per share
21,331
16,633
Total equity per balance sheet
2,442
3,047
(2,909)
(2,996)
Intangible assets (group note 17)
(440)
(415)
18,422
13,637
2,002
2,632
280
282
Number of ordinary shares in issue (millions) (note 27)
282
280
6,569
4,843
Net tangible asset value – cents per share
711
939
13. Return on equity
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value
2,777
1,971
adjustment on convertible bond (note 1)
278
411
31,774
26,720
Equity (note 9)
3,923
4,539
29,315
29,247
Average equity
4,231
4,388
Note – equity for 2005 amounted to $4,236 million,
R26,856 million
9
7
Return on equity – %
7
9

Annual Financial Statements 2007
Non-GAAP disclosure continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
14. Return on net capital employed
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustment
2,777
1,971
on convertible bond (note 1)
278
411
822
880
Finance costs (group note 7)
125
123
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts, fair value adjustment on
3,599
2,851
convertible bond and finance costs
403
534
39,119
36,518
Net capital employed (note 9)
5,362
5,588
38,518
37,819
Average net capital employed
5,475
5,784
Note – Net capital employed for 2005 amounted to $5,980 million,
R37,917 million
9
8
Return on net capital employed – %
7
9
15. Free cash flow
7,825
6,238
Net cash inflow from operating activities per cash flow
882
1,137
(3,416)
(3,758)
Stay-in-business capital expenditure per cash flow
(535)
(504)
4,409
2,480
347
633
16. Market capitalisation
Number of listed ordinary shares in issue at year end (millions)
276
277
(group note 27)
277
276
Closing share price as quoted on the JSE and New York Stock
329.99
293.00
Exchange
42.81
47.09
91,155
81,295
Market capitalisation
11,878
13,008
17. Average number of employees
South Africa
36,976
35,968
Argentina
1,017
906
Australia
781
479
Brazil
4,352
4,428
Ghana
7,549
9,443
Guinea
2,917
2,708
Mali
1,615
1,473
Namibia
409
313
Tanzania
3,226
3,220
USA
405
369
Other, including corporate and non-gold producing subsidiaries
2,275
2,146
61,522
61,453

Forecast
Expected Forecast
capital
production
total cash cost
expenditure
000 oz
$/oz
(1)
$m
(2)
South Africa 1,800 – 1,900 402 – 412 331
Argentina 200 – 205 329 – 339 22
Australia 400 – 420 595 – 605 404
Brazil 400 – 415 290 – 300 110
Ghana 580 – 620 420 – 430 172
Guinea 260 – 270 475 – 485 16
Mali 400 – 420 410 – 420 8
Namibia 75 – 80 520 – 530 34
Tanzania 330 – 340 595 – 605 64
United States of America 290 – 300 310 – 320 28
Other – –                           18
AngloGold Ashanti 4,800 – 5,000 425 – 435 1,207
The table above provides guidance for the year in respect of attributable forecast ounces, total cash costs $/oz and capital expenditure, taking into consideration the impact of a 90% power supply in South Africa, as well as the current operational constraints at Geita.
(1)
Assumes the following exchange assumptions to the US dollar: R7.75/$, A$/$0.90, BRL1.75/$ and Argentinean peso 3.10/$.
(2)
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are proportionately consolidated, the forecast capital spend is the attributable share.
One-year forecast – 2008
For the year ended 31 December

US Dollar million
Notes
(1)
%
2007
%
2006
Value added
Gold income 2 and 3 3,280 2,964
Purchases of goods and services in order to operate mines
and produce refined metal, including market development
costs net of other income
(1,352) (1,041)
Value-added by operations 68 1,928 85              1,923
Fair value gain on option component of convertible bond 2 47 1                  16
Profit on disposal of assets 14 – 7 2                  54
Income from investments and interest received 3 and 8 1 24 1                  31
Government
Deferred taxation
12 3 94 1                  30
Utilised in the group
Retained income
26 722 10                 217
Total value added 100 2,822 100               2,271
Value distributed
Employees
Salaries, wages and other benefits
10 35 998 39                 887
Government
– Current taxation
12 9 239
9                210
Providers of capital
– Finance costs and unwinding of obligations
7 4 125
6                123
– Dividends declared 2 54
8                173
– Minorities 29 1 32
1                 30
Other
– Impairment of tangible and intangible assets
6
–                     2
–                   6
– Loss from discontinued operations 13
–                     –
–                   2
– Exchange loss – –
–                   2
– Loss on non-hedge derivatives and other commodity
contracts 28 780
11                239
Total value distributed 79 2,230
74              1,672
Re-invested in the group
– Amortisation and depreciation 4, 16 and 17 21 592
26                599
100 2,822 100 2,271
(1)
Refer to the notes in the group financial statements on pages 174 to 275.
Group value-added statement
For the year ended 31 December

Annual Financial Statements 2007

Group information
Current profile
AngloGold Ashanti, headquartered in Johannesburg, South
Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 20 operations are located in
10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali,
Namibia, South Africa, Tanzania and the United States of
America), and are supported by extensive exploration activities.
The combined Proved and Probable Ore Reserves of the group
amounted to 73.1 million ounces as at 31 December 2007.
The primary listing of the company's ordinary shares is on the
JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International
Depositary Receipts (IDRs), in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of Clearing
House Electronic Subregister System Depositary Interests (CDIs)
and in Ghana, in the form of Ghanaian Depositary Shares
(GhDSs).
AngloGold Ashanti Limited (Registration number
1944/017354/06) was incorporated in the Republic of South
Africa in 1944 under the name of Vaal Reefs Exploration and
Mining Company Limited and operates under the South African
Companies Act 61 of 1973, as amended.
History and significant development of the company
AngloGold Ashanti, as it conducts business today, was formed on 26 April 2004 following the business combination of
AngloGold Limited (AngloGold) with Ashanti Goldfields Company
Limited (Ashanti), incorporated in Ghana on 19 August 1974.
1998
AngloGold Limited was formed in June 1998 through the
consolidation of the gold interests of Anglo American
Corporation of South Africa Limited (AAC) and its associated companies, namely East Rand Gold and Uranium Company
Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings
Limited; Free State Consolidated Gold Mines Limited;
Elandsrand Gold Mining Company Limited; H.J. Joel Gold
Mining Company Limited and Western Deep Levels Limited
into a single, focused, independent, gold company. Vaal Reefs
Exploration and Mining Company Limited (Vaal Reefs), the
vehicle for the consolidation, changed its name to AngloGold
Limited and increased its authorised share capital, effective
30 March 1998.
AngloGold acquired minority shareholders interest in Driefontein
Consolidated Limited (17%); Anmercosa Mining (West Africa)
Limited (100%); Western Ultra Deep Levels Limited (89%);
Eastern Gold Holdings Limited (52%); Erongo Mining and
Exploration Company Limited (70%).
AngloGold Limited was founded in June 1998
with the consolidation of the gold mining
interests of Anglo American. The company,
AngloGold Ashanti as it is now, was formed in
April 2004 from the business combination
between AngloGold and Ashanti Goldfields.
Today, AngloGold Ashanti is the third largest
gold producing mining company in the world.

1999
AngloGold purchased Minorco's gold interests in North and
South America.
AngloGold acquired Acacia Resources in Australia.
2000
AngloGold acquired a 40% interest in the Morila mine in Mali from Randgold Resources Limited.
AngloGold acquired a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti) and in 2004,
following the business combination with Ashanti, acquired the remaining 50% interest.
In support of its market development initiatives, AngloGold
acquired a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33% holding in Gold
Avenue, an e-commerce business in gold.
2001
AngloGold sold the Elandsrand and Deelkraal mines to Harmony
Gold Mining Company Limited (Harmony).
AngloGold disposed of its interests in No. 2 Shaft Vaal River
Operations to African Rainbow Minerals (ARM).
AngloGold made an unsuccessful take-over bid for Normandy
Mining Limited.
2002
The sale of AngloGold’s Free State assets to ARM and Harmony became effective.
AngloGold acquired an additional 46.25% of the equity, as
well as the total loan assignment, of Cerro Vanguardia SA from
Pérez Companc International SA, increasing its interest in
Cerro Vanguardia to 92.5%.
AngloGold disposed of its wholly owned subsidiary, Stone and
Allied Industries (O.F.S.) Limited.
2003
AngloGold disposed of its wholly owned Amapari project to
Mineração Pedra Branca do Amapari.
AngloGold finalised the sale of its 49% stake in the Gawler
Craton Joint Venture, including the Tunkillia project located in
South Australia to Helix Resources Limited.
AngloGold concluded the sale of its interest in the Jerritt Canyon
Joint Venture to Queenstake Resources USA Inc.
AngloGold disposed of its entire investments in East African Gold
Mines Limited and in Randgold Resources Limited.
AngloGold purchased a portion of the Driefontein mining area in
South Africa from Gold Fields Limited.
2004
AngloGold sold its Western Tanami project to Tanami Gold NL
in Australia.
The business combination between AngloGold and Ashanti
Goldfields Company Limited was completed, resulting in the
company changing its name to AngloGold Ashanti Limited.
AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2,375% convertible bonds, due 2009 and guaranteed by AngloGold Ashanti.
AngloGold Ashanti acquired a 29.8% stake in Trans-Siberian
Gold plc (TSG).
AngloGold Ashanti sold its Union Reefs assets to the Burnside
Joint Venture, comprising subsidiaries of Northern Gold NL
(50%) and Harmony (50%).
AngloGold Ashanti disposed of its entire interest in Ashanti
Goldfields Zimbabwe Limited to Mwana Africa Holdings
(Proprietary) Limited.
AngloGold Ashanti subscribed for a 12.3% stake in the
expanded issued capital of Philippines explorer Red 5 Limited.

Annual Financial Statements 2007
Group information continued

AngloGold Ashanti sold its 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to
Mahube Mining (Pty) Limited.
2005
AngloGold Ashanti completed a substantial restructuring of its hedge book in January 2005.
AngloGold Ashanti signed a three-year $700 million revolving credit facility.
AngloGold Ashanti sold exploration assets in the Laverton area in Australia.
Aflease Gold and Uranium Resources Limited purchased from
AngloGold Ashanti, its Weltevreden mine.
The Director-General of Minerals and Energy notified AngloGold
Ashanti in August 2005 that application for the new order mining rights in terms of the South African Mineral Resources and
Petroleum Development Act had been granted.
AngloGold Ashanti disposed of its La Rescatada project to
ARUNANI SAC, a local Peruvian corporation, with an option to repurchase 60% of the project should economically viable
reserves in excess of 2 million ounces be identified within three years.
AngloGold Ashanti acquired an effective 8.7% stake in China
explorer, Dynasty Gold Corporation.
2006
AngloGold Ashanti raised $500 million in an equity offering.
AngloGold Ashanti acquired two exploration companies,
namely Amikan and AS APK from TSG as part of AngloGold
Ashanti’s initial contribution towards its strategic alliance with
Polymetal.
AngloGold Ashanti and B2Gold (formerly Bema Gold) formed a
new company to jointly explore a select group of AngloGold
Ashanti’s mineral opportunities located in northern Colombia,
South America.
AngloGold Ashanti (U.S.A.) Exploration Inc, International Tower
Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly owned subsidiary of ITH, entered into an Asset Purchase and
Sale and Indemnity Agreement whereby AngloGold Ashanti sold
to Talon a 100% interest in six Alaskan mineral exploration
properties and associated databases in return for an
approximate 20% interest in ITH. AngloGold Ashanti has the
option to increase or dilute its stake in these projects, subject to certain conditions.
AngloGold Ashanti signed a Heads of Agreement with
Antofagasta plc to jointly explore a highly prospective belt in
Southern Colombia for new gold and copper deposits. Both
AngloGold Ashanti and Antofagasta will have the right to
increase their interests by 20% in copper-dominant and gold-
dominant properties subject to certain conditions.
AngloGold Ashanti disposed of its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc.
AngloGold Ashanti entered into a 50:50 strategic alliance with
Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in
exploration and the acquisition and development of gold mining opportunities within the Russian Federation.
AngloGold Ashanti implemented an empowerment transaction
with two components: the development of an employee share
ownership plan (ESOP) and the acquisition by Izingwe Holdings
(Proprietary) Limited (an empowerment company) of an equity
interest in AngloGold Ashanti.
2007
For details of all announcements made by the company during
2007 and subsequent to year-end, refer to ‘Significant
announcements during the year under review and subsequent to year-end’ in the Directors’ report on page 156.

Annual Financial Statements 2007
The gold and uranium markets
Products
AngloGold Ashanti’s main product is gold. Revenue is also
derived from the sales of silver and uranium oxide. AngloGold
Ashanti sells its products on world markets.
Gold market
The gold market is relatively liquid compared to many other
commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for just less than 80% of fabricated demand), electronics,
dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store
of value.
The use of gold as a store of value (a consequence of the
tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that,
historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and
demand play some part in determining the price of gold, this does not occur to the same extent as with other commodities.
Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of
inflation, interest rate changes, exchange rate changes,
changes in reserve policy by central banks, and by global or regional political and economic events. In times of price
inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.
The market in 2007
Continued strong levels of investor and speculator interest, particularly in the fourth quarter of the year, pushed the gold price to levels just short of record highs, records which were then surpassed soon after year end in an exceptionally
buoyant market. The average gold spot price for the year, at
$697/oz, was 15% higher than that in 2006.
Although prices were relatively range-bound during the first half of the year, the end of the third quarter and the fourth quarter saw a strong surge in the dollar gold price and
particularly high levels of investor interest. Fabrication demand followed an inverse pattern, with the more stable prices of the first half leading the market to record high levels of jewellery consumption in certain regions, which then fell away in the
fourth quarter as price volatility took its toll, particularly in more price-sensitive markets. The exception to this pattern was the
Chinese market, where jewellery demand remained relatively
solid in the fourth quarter despite the high levels of price volatility.
The main contributing factor to the price gains seen in the
second half of the year was economic uncertainty relating to credit concerns and the impact of the sub-prime mortgage
crisis in the US. Inflationary concerns driven by higher food, oil and commodity prices also played a role, as did the escalation in geopolitical tension, particularly at year-end.
Rand gold prices saw new record highs of R187,000/kg
during the year and an average spot price for the year of just over R157,000/kg.
AngloGold Ashanti’s primary source of revenue
is from gold, with silver and uranium oxide
contributing as by-products. The markets for
all of these products rose strongly in 2007 with
the prices of gold and uranium in particular at
or close to record levels.

Investment
Overall, the investment market saw lower levels of demand than in 2006, however, this demand was heavily concentrated in the last half of 2007, for the aforementioned reasons.
Particular strength was exhibited in trade on commodity
exchanges and also in the gold Exchange-Traded Funds (ETFs).
Total ETF holdings at year-end stood at close to 28 million
ounces, with a total value of over $23 billion. This represents a significant level of growth over year-end holdings in 2006, even though this itself represented a doubling over levels of funds held the previous year. The majority of ETF investment occurred in the
US-listed fund, StreetTracks.
Demand
Over the first half of 2007, physical demand from jewellery
fabrication recovered strongly from the low levels of 2006,
reaching record highs in several major markets. In the second half of the year, however, this level of demand could not be sustained in the face of a more volatile price environment, which impacted heavily on traditional markets, and with the increasingly difficult consumer and retail environment in developed markets such as the US.
Overall, fabrication demand for jewellery in 2007 increased by
6% in tonnage terms over 2006 levels, with the bulk of that
increased contributed by the larger emerging markets of East
Asia, India and the Middle East. European demand is expected to remain flat, whereas demand from the US market fell in
tonnage terms by 14% over 2006.
It was in the Indian market that the contrast in consumption levels between the two halves of the year was most marked.
Demand reached record levels in rupee and tonnage terms for
both jewellery and retail investment in the second quarter of the year. Together these totalled 317 tonnes, half of global mine output for the quarter and 90% higher than the relatively low level attained in the same quarter in 2006.
Demand in the first half of the year increased by 72% over the corresponding period in the previous year. This strong level of consumption was fuelled in part by economic growth,
particularly in the agricultural sector, as well as by a stable rupee gold price. In the second half of the year, however, the rupee/dollar exchange rate showed significant volatility, and this combined with a period of volatility in dollar gold prices created a set of circumstances unfavourable to gold
consumption. Price volatility is a significant deterrent to
demand in the Indian market, and in the second half of 2007
the periods of most extreme price volatility coincided with
some of the more auspicious gold buying occasions, such as
Diwali. Demand in the fourth quarter was particularly poor,
and fourth quarter offtake reached the lowest level since the early 1990s. Over the year as a whole, an increase in jewellery offtake in tonnage terms of 6% was recorded.
Demand in the Middle East, specifically in the six Gulf markets, was also dented considerably in the second half of the year, with a sharp shift in consumer sentiment away from gold
jewellery consumption brought about by a combination of
volatile price levels, inflationary concerns and significant

Annual Financial Statements 2007
The gold and uranium markets continued
escalations in rent charges. As the currencies of these markets are pegged against the dollar, there is no cushioning for
consumers against dollar gold price volatility. In the region,
Turkey and Egypt experienced healthier demand, with good
tourist seasons and increased economic stability helping to fuel consumption.
The Chinese market proved most resilient to the more volatile prices as most retailers maintain a margin of around 10% over the gold price and therefore tend not to adjust prices on a daily basis according to each and every fluctuation in the dollar gold price. The Chinese economy also continued to record strong
growth. The demand picture during the first months of 2008
however, may turn out to be less healthy, as manufacturers are already reporting resistance among retailers to restocking at current high prices.
In the US, gold demand in 2007 reached the lowest level since
1992. Retailers continued to reduce their focus on the
category in the light of rising prices and to seek out product with lower gold content so as to offer a lower-cost range of product to an increasingly price-sensitive consumer. Only the high end of the market, which typically retails 18 carat
product, remained strong. Margins in this segment are higher than in the mass market segment and consumers are less
sensitive to price increases.
Despite high gold prices, supplies of scrap into the market
were weaker than in 2006. In part this seems to have been
due to the fact that significant personal gold inventories were liquidated in 2006 and have not been replaced as yet. Another factor was the price surge which took place towards the end
of the year. Consumers were deterred from selling
old jewellery by the expectation that prices might rise still further.
Industrial demand increased marginally by 2% over 2006 levels.
A slowdown in the demand for electronic goods over the second half of the year impacted on growth in this sector.
Official market
Official sector sales for the calendar year were 485 tonnes, some
30% higher than in 2006. Gold sales by the Central Bank Gold
Agreement (CBGA) signatories account for the bulk of this
increase and in the third year of the second CBGA agreement
(which came to an end on 26 September 2007) 475.8 tonnes of
the available quota of 500 tonnes had been released onto the market.
Sales during the first half of 2008 are expected to reach between
200 tonnes and 300 tonnes, with some small-scale purchases
offset against this figure.
Hedging
Gold producers reduced their hedging positions considerably in
2007. Over 400 tonnes were bought in the market in this way, a figure only slightly below the record level of de-hedging
measured in 2004. The majority of this activity took place in the first half of the year, and was driven by the activities of a small number of major players.

As at 31 December 2007, the net delta hedge position of
AngloGold Ashanti was 10.39 million ounces or 323 tonnes,
valued at the spot price of gold on that day of $836/oz. The marked-to-market value of the hedge position at this date was negative $4.27 billion.
Marketing channels
Gold produced by AngloGold Ashanti’s mining operations is
processed to a saleable form at various precious metals
refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5%
gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5% and above – the metal is then sold either
through the refineries’ channels or directly to bullion banks and the proceeds are paid to the company.
Bullion banks are registered commercial banks that deal in
gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets
worldwide. Bullion banks hold consignment stocks in all major physical markets and finance such consignment stocks from
the margins charged by them to physical buyers, over and
above the amounts paid by such banks to mining companies
for the gold.
Where forward sales contracts exist against which AngloGold
Ashanti delivers physical product, the same channel of the
refinery is used. In this case, the refinery does not sell the metal on the company’s behalf, but instead delivers the
finished gold bars to the bullion bank with which the group’s forward contract is held. The physical delivery to the
counterparty bank of the appropriate amount of gold fulfills
AngloGold Ashanti’s obligations under the forward contract,
and AngloGold Ashanti is paid for this gold by the relevant
bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.
Gold market development
AngloGold Ashanti has since its inception been committed to
growing the market for its product, particularly as gold
jewellery sales in many developed markets have declined
materially over the years in favour of other luxury goods. In response, the company’s marketing programmes aim to
increase the desirability of gold to sustain and grow demand and to support the deregulation of the market in key
economies.
AngloGold Ashanti’s market development activities centre on the following areas:
Strategic projects undertaken in key and critical gold
jewellery offtake markets (USA, India, China, Italy, Middle
East), which aim to develop positive corporate identification and recognition while achieving, where sensible and
possible, financial returns for AngloGold Ashanti;
Host country projects of a downstream development nature;
and
AuDITIONS, the company’s gold jewellery design
competition.
AngloGold Ashanti remains a member of the World Gold Council
(WGC) and undertakes its own strategic marketing projects in such a way as to co-operate with and support the WGC’s wider objectives.
Strategic projects
India
India is the world’s largest consumer market in tonnage terms.
Gold demand here is firmly embedded in cultural and religious traditions and is seen as a symbol of wealth and prosperity. It is considered to be an auspicious metal that is bought and given as a gift during religious festivals.
With the assistance of a pre-eminent Indian jewellery retailer,
AngloGold Ashanti’s projects in India are intended to help bring about the modernisation of the country’s traditional gold
jewellery sector. One concept centres on transforming the
traditional, semi-urban jewellery retailing environment into a more modern and efficient one that presents rural consumers with a high-quality, professional and trusted ‘local’ jewellery store, which can better compete with stores selling such lifestyle items as electronics and cell phones. Other concepts focus on the
development and distribution of branded collections of jewellery into the market.
China
China has been identified as a key strategic market by
AngloGold Ashanti both because of its size – it is the third largest market worldwide for jewellery – and because of its potential for growth. In China, AngloGold Ashanti has partnered with a
Hong Kong-based retailer to develop and roll-out a retail
concept that targets independent, high-income earning
women wishing to express their independence and
individuality through accessories of gold.

The gold and uranium markets continued

Annual Financial Statements 2007
The roll out of this concept has included the co-sponsoring of
AuDITIONS China so as to expand the reach of the company’s
jewellery design competition to the China mainland. A
collection of jewellery for commercial sale was developed on the basis of the competition designs. AngloGold Ashanti has
also partnered with the retailer to establish concept stores for gold jewellery in major urban centres in China. The first of these stores will open in Beijing in April 2008.
United States
The American gold jewellery market is characterised primarily as an adornment market in which gold jewellery is purchased
mainly as a fashion accessory. During the past ten years, there has been some slippage in gold jewellery consumption in
volume terms in the US market relative to that of other luxury and lifestyle goods.
Contributing in part to this decline has been the commoditisation of gold jewellery through the mass-market retail channel, which has tended to sell jewellery on price rather than design style.
Consumer research, however, suggests that the US customer
shops in a fashion- and trend-conscious way and is therefore generally receptive to brands and branding. Furthermore, the US market is viewed by consumers in other important consumption categories as an opinion- and trend-forming market. Influencing the purchasing motives and buying patterns of the US consumer base can therefore influence other key consumption regions
around the world.
In response to these factors, AngloGold Ashanti, together with the WGC, partnered with a large US jewellery wholesaler and
distributor to develop and promote at retail level selected
collections of gold jewellery from the new product ranges of the
Italian-based Gold Expressions (GE) manufacturers. This project is intended to promote the sale of fashionably-designed and
progressively-styled gold jewellery in the US retail market and to lay the foundation for Italian manufacturers to build themselves or their products into consumer brands.
Middle East
As a region, the Middle East (comprising the United Arab
Emirates, Turkey and Saudi Arabia) is the third largest consumer market for gold in volume terms. The increase in disposable
income in this region as a result of both higher oil revenues and rising numbers of tourists has impacted positively on gold
jewellery consumption.
While the challenge from increasingly more prominent lifestyle, luxury and branded products is, as it is in other markets, clearly growing, the gold category in the Middle East has so far
sustained its already high rate of gold consumption per capita compared to the rates of growth in population and per capita disposable income.
AngloGold Ashanti has partnered with the WGC and a leading
jewellery wholesaler in the region to develop a business concept to launch and promote at the local retail level selected collections of mid- to high-end gold jewellery from the product ranges of
Italian-based manufacturers. The project is intended to improve the gold jewellery product and retailing proposition offered to both the domestic and the tourist consumer segments in the
Middle East.
Host Country Jewellery Sector Development
AngloGold Ashanti’s marketing efforts have historically been directed at the growth and development of the jewellery sector in countries that host AngloGold Ashanti operations. These
projects are intended to bring benefit to the company on several levels:
Corporate image-building;
Supporting host governments’ beneficiation agendas; and
Providing a platform for strategic market development
projects.
These projects will continue to be important for jewellery sector development and will be focused primarily in South Africa, Brazil and Ghana. AngloGold Ashanti continues to hold a 25% stake in the Oro Group, the largest gold jewellery manufacturer in South
Africa, with projects in Ghana and Brazil currently under
investigation.
AuDITIONS
In 2004, following the business combination of AngloGold and
Ashanti, the AngloGold Ashanti AuDITIONS brand was created
to unite the company’s gold jewellery design competitions and to reinforce the company’s brand in look, feel and character. The concept of AuDITIONS is premised on the metaphor of the
performing arts, with designers auditioning in gold through
their pieces.
The overall strategic objective of AuDITIONS is to stimulate innovative design in high-caratage gold around the world in order to raise the profile of and drive demand for this jewellery category among consumers. AuDITIONS competitions also seek, through

their contacts with the jewellery manufacturing and retail trade, to promote the concept of innovative jewellery design and
expose the trade to new and innovative design and techniques.
It is intended to build AuDITIONS into an independent global competition brand and, with the help of the WGC, the
competition has been extended to the key gold markets of India,
China and the Middle East, from its original bases in South Africa and Brazil.
Uranium
AngloGold Ashanti remains South Africa’s largest producer of uranium. Several initiatives are under way to boost AngloGold
Ashanti’s uranium production further. In 2007, a new tailings dam was commissioned in order to segregate untreated uranium-
bearing material from material which had previously been
treated. Work has begun on an upgrade of the uranium plant at
Vaal River and this will be commissioned in 2009. Nufcor
Uranium Limited (Nufcor) has also entered into contracts with several other uranium producers to treat their material. The first deliveries under these contracts started in late 2007.
Following a run of price increases lasting more than four years, the spot price of U
3
O
8
reached an all-time high of $136/lb in mid-
June 2007. The price weakened thereafter due to weak seasonal demand during the summer months. The spot price dropped to
a low of $75/lb at the start of October before recovering to end the year at $90/lb.
Recent spot price volatility has been predominantly demand-
driven with utilities backing away from the market in light of the record prices for uranium. Conversely, term market prices have remained remarkably steady with published prices remaining at
$95/lb throughout the second half of 2007. Term activity remains the dominant contracting force in the uranium market with up to
90% of utility demand procured via direct multi-year supply
agreements with producers.
Forward uranium market fundamentals remain positive with
robust demand augmented via an increasing number of new
reactor build projects. Market prices are anticipated to remain robust for several years with the potential for price spikes in the event of further supply disruption.

The mining industry continued to experience high prices for
many commodities and consumables used in the production of
gold, as well as in some cases, constraints on supply. In
particular, oil prices continued to rise significantly from $60 per barrel at the beginning of January to $94 per barrel at year-end.
During the year, gold prices were relatively static in the first three quarters trading in a 10% range from the beginning of the year followed by an aggressive upward trend in the fourth quarter closing at $836/oz with a trading range of $606 to $836/oz for the year. The primary economic factors influencing gold prices include strong demand, inflationary concerns caused by high
commodity prices, record crude oil prices, continuing weakness of the US dollar and flat mine supply of gold.
A weaker US dollar caused costs reported in US dollars,
which are not protected by currency hedges, to increase.
Results for the year
Average dollar gold spot price of $697/oz, 15% higher
than in 2006.
The received gold price increased from 2006 by 9% to
$629/oz.
Adjusted gross profit declined by 12% to $935 million.
Adjusted headline earnings decreased by 32% to
$278 million from $411 million or to 99 US cents per share
in 2007 from 151 US cents per share in 2006. Factors
affecting adjusted headline earnings were mainly those
affecting adjusted gross profit, i.e. the benefits of the
higher gold price was eroded by the effects of inflation,
higher rehabilitation costs, lower income from by-products
and lower gold production, increases in corporate and
operating expenses offset by increased interest received.
The net loss for the year was $636 million (2006:
$14 million) mainly due to the unrealised loss on non-
hedge derivatives and other commodity contracts
following higher spot prices.
A final dividend of 53 South African cents per share or
approximately 7 US cents per share was declared,
resulting in a total dividend for 2007 of 143 South African
cents or approximately 20 US cents per share.
Reduction in shareholding of Anglo American plc from
approximately 42% in December 2006 to 16.6% in
December 2007.
Return on net capital employed decreased from 9% to 7%
in line with the lower profit margins.
Gold production from continuing operations declined
from 5.6 million ounces in 2006 to 5.5 million ounces
in 2007.
Total cash costs increased by 16% to $357/oz, largely
owing to the impact of stronger local operating currencies,
inflation and decreased production.
Ore Reserves increased by 6.2 million ounces net of
depletion to 73.1 million ounces and Mineral Resources
were net of depletion 26.0 million ounces higher at
207.6 million ounces as at the end of December 2007.
Exchange rates
The average exchange rate for the year ended 31 December
2007 was R7.03:$1 compared with R6.77:$1 in 2006. The
average value of the Australian dollar versus the US dollar
for 2007 was A$1.19/$1 compared with A$1.33/$1 in
2006. The average value of the Brazilian real versus the
US dollar for 2007 was BRL1.95:$1 compared with
BRL2.18:$1 in 2006.
44
Annual Financial Statements 2007
Financial review
The 2007 financial year was characterised by
a surging gold price towards year-end, the
benefits of which failed to offset cost pressures
– of oil in particular – and a weakening of the
dollar on global currency markets.

Gold production
The decrease in production of 158,000 ounces to 5.5 million
ounces was largely a result of grade and seismicity issues in the South African operations reducing output by
226,000 ounces and reductions in Mali of 37,000 ounces
resulting from the Sadiola sulphide recovery issue with a small reduction in Ghana, after adjusting for the disposal of Bibiani, of 65,000 ounces. This was partially offset by increases in
Australia of 135,000 ounces because of accessing the high-
grade ore in the open-pit operation and increases in Geita of
19,000 ounces, being better grades and partial recovery from the pit wall setbacks of 2006. Brazil increased production by
69,000 ounces as a result of the Cuiabá expansion project.
The remaining group mines generally reported a total decrease in production of 53,000 ounces in 2007.
Income statement
Gold income
The average gold spot price of $697/oz for the year was 15%
higher than that in 2006. However, due to deliveries into the hedge book, the received gold price increased by only $52/oz or
9% to $629/oz.
Gold income increased by 11%, rising from $2,964 million in
2006 to $3,280 million in 2007.
This increase was primarily a result of the improvement in the received price of gold partially offset by the lower production.
Cost of sales
Cost of sales increased by 16% from $2,282 million in 2006 to
$2,636 million in 2007. This was largely attributable to the mix of currency and inflationary effects, resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices. This was partially offset by the effects of cost-saving initiatives.
Cost of sales changes can be analysed as follows:
Total cash costs increased to $1,988 million in 2007 from
$1,746 million in 2006, equating to an increase in cash
costs per ounce from $308 in 2006 to $357 in 2007. Of
the $49/oz increase in per ounce cash costs, $21/oz was
due to inflation and $20/oz to lower efficiencies resulting
from higher treatment and maintenance cost, $8/oz to
decreased by-product sales, $6/oz to lower volumes and
$5/oz to exchange and royalty effects. These increases
were partially offset by higher grades of $2/oz and other
variances of $9/oz. During the year, the contingent liability disclosed in prior years, concerning water-pumping costs
was satisfactorily resolved by the establishment of a jointly owned company. The establishment costs have been written
off as the Group do not believe the amount will be
recoverable.
The cost savings programme achieved savings of
$58 million.
Retrenchment costs were $19 million in 2007 compared with
$22 million in 2006. The costs in 2006 were incurred as a
result of a general cost efficiency drive and staff reductions at African mines. In 2007, the general cost efficiency drive was continued at all the African mines.
Rehabilitation and other non-cash costs increased by
$68 million compared with the previous year resulting in a
charge of $65 million compared to a credit of $3 million,
largely because of changes to estimates, the effect of
interest rates in the discounting and a reassessment of the
processes to be undertaken to complete the group’s
restoration obligations. This was especially impacted by
changes in certain regulations implemented during the year
at the African mines.
The amortisation of tangible assets at $590 million was
$7 million lower than in 2007. This minor reduction is largely attributable to the reassessment of the useful lives of our
mining assets.
Corporate and other administration expenses increased by
$42 million on the previous year to $126 million, mainly as a result of the costs associated with share-based payment
expenses, increased retirement costs, higher consultancy and advisory fees, salary and bonus inflation and lower cost
recoveries.
Market development costs amounted to $16 million, most of
which was spent through the World Gold Council.
Exploration continued to focus around the operations in the
countries in which the group operates, namely, Australia, Ghana,
Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In
addition, exploration activities continued to focus on new
prospects in the Democratic Republic of Congo, Colombia,
China and Russia. The total exploration spend for 2007 was
$167 million of which $92 million was for greenfields exploration and $47 million was capitalised expenditure at existing mine sites. The increase in exploration costs of $59 million on the previous year was primarily a result of increased expenditure at greenfields sites in South America and Australia. For further information on Exploration, activities refer to pages 101 to
105.
Loss on non-hedge derivatives and other commodity contracts
was $780 million in 2007 compared to a loss of $239 million in the previous year. The loss is primarily a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price. During the year the spot price of gold
has increased from $636/oz at 1 January 2007 to $836/oz at
year-end. This bull trend has continued during 2008. Refer to pages 38 to 43 on the Gold market for the market view
during 2007.
Other operating expenses include post-retirement medical
provisions for operations, mainly in South Africa, of $3 million, other employment costs of $15 million and sundry expenses.
The group incurred an operating special items loss of
$21 million which arose from a reassessment of indirect tax
recoverables at the African mines of $26 million, provisions for royalty disputes and insurance claims not yet received of
$7 million and impairments of $2 million, partially offset by profits on the disposal of and recoveries from various assets of $14 million.
Operating (loss) profit
The group reported an operating loss in 2007 of $439 million compared with an operating profit of $246 million in 2006, as a result of the increased revenue from the average gold price, offset by the effects of increased costs of sales and the
unrealised loss on non-hedge derivatives and other
commodity contracts.
Adjusted gross profit decreased by 12%, from $1,058 million
to $935 million. Major factors affecting adjusted gross profit were the significantly higher gold price, which contributed
$274 million. This was offset by the negative effect of changes in operating currencies of $13 million, inflation, which reduced profit by $105 million, efficiency variances of $108 million resulting from higher treatment and maintenance costs, by-
product profit declines of $63 million, rehabilitation
reassessments of $66 million. The combination of lower
volumes and improved grades had a negative effect of
$34 million and that of other sundry adverse variances
amounted to $8 million.
Loss attributable to equity shareholders
The loss attributable to equity shareholders resulted from the net effect of the operating (loss) profit and the following:
An increase in interest received of $13 million to $45 million, mainly as a result of increased funds arising from the higher average gold price.
Finance costs of $103 million, which approximate those of
2006, are as a result of similar average borrowing levels during the year in a stable interest rate environment for variable
overdrafts and bank loans and the fixed interest rate on the convertible bond. The unwinding of the decommissioning and
restoration obligations amounted to $22 million for the current year compared to $16 million in the previous year.
The taxation charge decreased by $35 million to $145 million from a charge of $180 million in 2006, primarily as a result of lower earnings for the year, a decrease in the effective rates of taxation and the effect of higher tax losses in the current year.
Minorities’ share of earnings of $32 million.
Cash flow
Operating activities
Cash generated from operations was a combination of the loss before taxation of $492 million as set out in the income
statement, adjusted for movements in working capital and non-
cash flow items. The most significant non-cash flow items were the movement on non-hedge derivatives and other commodity
contracts of $1,088 million and the amortisation of tangible assets of $590 million.
Cash generated by operations of $1,121 million was reduced by normal taxes paid of $237 million and cash utilised by
discontinued operations of $2 million, to $882 million.
Net cash inflow from operating activities was $882 million in
2007, which is 22% lower than the amount of $1,137 million
recorded in 2006. The decrease was mainly as a result of higher payments to suppliers which increased by 24%, partly offset by a higher average gold price received for the year which in turn resulted in increased receipts from customers of 9%.
Investing activities
Funds of $882 million generated from operating activities were used to grow the group and a sum of $1,022 million was invested in capital projects.
Total capital expenditure for 2007 was $207 million more than in
2006, mainly owing to expenditure during the year of
Financial review continued

Annual Financial Statements 2007

$117 million for the Cuiabá expansion in Brazil and, in Australia, for the Boddington project of $249 million.
In addition, the 15% minority interest in Iduapriem was acquired for $25 million as well as the acquisition of the two exploration companies from Trans-Siberian Gold for $40 million. The
exploration companies consist of Amikan (which holds the
Veduga deposit and related exploration and mining licences) and
AS APK (which holds the Bogunay deposit and related
exploration and mining licences).
Investments acquired during 2007 include investments in the
rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements.
Proceeds from the disposal of investments, tangible and
discontinued assets amounted to $55 million. This related to the disposal of assets and discontinued assets arising from the
cessation of operations at Ergo and various smaller exploration properties.
Financing activities
The net cash flows from financing activities increased by
$237 million to an inflow of $127 million in 2007 (outflow of
$110 million in 2006).
Proceeds from borrowings during 2007 amounted to
$870 million, and included $195 million on the previous $700 million syndicated loan facility and a $525 million drawdown on the new $1,150 million syndicated loan facility and other sundry amounts.
Repayment of borrowings amounted to $560 million and
included $375 million on the previous $700 million syndicated loan facility. Other loan repayments included normal scheduled payments in terms of loan agreements.
Dividend payments totalling $144 million were made during the year, compared with dividends paid of $132 million in 2006.
The net result of AngloGold Ashanti’s operating, investing and financing activities was a net cash outflow of $13 million which, when combined with the opening balance of $495 million, and a positive translation of $14 million, resulted in a closing cash and cash equivalents balance of $496 million.
Overview of the hedge book
AngloGold Ashanti actively manages its hedged commitments in a value accretive manner. During 2007, the Group continued
delivering in and buying back a number of hedge contracts,
although the increase in the gold price resulted in an increase in the net delta hedge position from the beginning of the year. The company currently believes that market circumstances
favourable to the gold price are likely to remain in place for some time and will continue to manage the hedge book accordingly.
Refer to note 39 on page 263 of this annual report for further analysis and details of the group's hedge position.
Outlook
AngloGold Ashanti expects (attributable) production for 2008 to be lower than that in 2007 in a range of 4.8 to 5.0 million ounces primarily due to the power constraints in South Africa, delays in accessing higher grade ore in Tanzania and lower grades when compared to 2007 in Australia. Total cash costs are anticipated to range between $425 and $435/oz based on the following
exchange rate assumptions: R7.35/$, A$/$0.88, BRL1.81/$ and
ARS3.10/$.
Capital expenditure for 2008 is expected to be $1.2 billion and will be managed in line with profitability and cash flows. The increase over prior years is due to completion of the
Boddington project in Australia and some expansion at the
South African operations.

Annual Financial Statements 2007
AngloGold Ashanti as an employer and corporate citizen
Significant increases in employee complement were reported in Australia and Namibia owing to staffing up at the Boddington joint venture and the full impact of the revised shift arrangements at
Sunrise Dam, and the full transition to owner mining at Navachab. In contrast, employee numbers declined in Ghana where restructuring continued at the Obuasi operation.
The group has in place a set of core business principles which governs its relationships with employees, employee associations and trade unions, neighbouring communities, regulatory authorities, suppliers and customers, and supports the company’s vision, mission and values.
AngloGold Ashanti recognises these groups as stakeholders and business partners in its activities and seeks to reduce any potentially adverse effects of its operations and business. As a company with extensive mining and metallurgical processing operations, key areas of focus are the management of occupational health and safety, regional health, social and environmental impacts.
More detailed disclosure on these may be found in the Report to Society 2007, available at
www.aga-reports.com.
Occupational safety and health
Core business principle
Every manager and employee takes responsibility for health and safety; and together strive to create workplaces that are free from occupational injury and illness.
Performance
The group’s safety performance was disappointing in 2007. While the fatal injury frequency rate
(FIFR) was 4.5% lower year-on-year at 0.21 per million hours worked, the lost-time injury frequency rate (LTIFR) rose by 7% in 2007, to 8.24 per million hours worked.
An intensive review of the group’s safety strategy, particularly in South Africa, was undertaken during the year and the ‘Safety is our first value’ campaign was launched. Details of individual operational performance are reported in the Review of operations section.
On the occupational health front, noise-induced hearing loss (NIHL), occupational lung disease
(OLD) (including silicosis) and, in South Africa, pulmonary tuberculosis (TB) remain the most
AngloGold Ashanti is a significant employer in many of the
countries and regions in which it operates. In 2007, the
group employed some 62,000 people, 77% permanent
employees and 23% contractors. By far the majority
are employed in South Africa (60%), followed by Ghana
(12%), Brazil (7%), Tanzania (5%) and Guinea (5%).

critical. Medical surveillance programmes are in place at most of the group’s operations with plans afoot to intensify efforts at a number of the African operations. No new occupational disease cases were reported in Brazil, Argentina, the US or Australia.
NIHL occurs over a period of time following consistent exposure to high levels of noise.
Hearing conservation programmes comprise three features: engineering control to reduce noise at source, the use of hearing protection devices and medial surveillance. In South Africa,
78 employees were compensated for NIHL in 2007 (2006: 67 employees).
Exposure to silica dust is the major contributing factor in the development of OLD and efforts to reduce dust levels, improved dust monitoring and medical surveillance remain important in the programme to eliminate silicosis. During 2007, 207 cases of OLD were compensated in
South Africa. Also in 2007, 462 new cases of silicosis were recorded in South Africa and submitted for compensation (2006: 367 new cases).
Some success has been achieved in reducing and managing TB in South Africa, where rigorous World Health Organization-based TB control programmes are in place. For the third consecutive year, TB statistics in South Africa declined, with 927 employees diagnosed with the disease. There is a strong relationship between TB and HIV/AIDS.
Employment
Employees: core business principle
We provide our employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom with accountability.
We embrace cultural diversity.
Performance
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched within South African labour legislation and the South
African constitution as well as in the laws and regulations of many of the countries in which the company operates. AngloGold Ashanti is committed to upholding the fundamental rights conventions of the International Labour Organisation (ILO) and no breaches of these conventions were alleged or reported during the year. As the company is a signatory to the
Voluntary Principles on Security and Human Rights, human rights training, particularly for security personnel, is being undertaken.
A new global organisational development strategy is being implemented within the group. The strategy recognises the role of the individual as being a member of a family and a community and as an employee, and acknowledges the role of the company in supporting that and assisting the employee to reach his or her full potential. A key goal of this strategy is the promotion of diversity and localisation at all levels and all operations, enabling employees to take advantage of the extensive opportunities the group can offer.
The group’s Employee Share Ownership Plan (ESOP) in South Africa has been fully implemented with more than 30,000 individuals now having an equity stake in the company. Discussions with

Annual Financial Statements 2007
AngloGold Ashanti as an employer and corporate citizen continued
the Ghana Mineworkers’ Union in respect of implementing a similar programme in that country are ongoing.
For a number of reasons, including legislation and customs, mining has not been a career easily accessible to women, AngloGold Ashanti has put plans in place in those countries where it has been necessary to ensure this attraction, retention, development and promotion of women. Key statistics related to women in the group at the end of 2007 are as follows:
women at board level – 8.0%
permanent employees* who are women – 8.6%
* In South Africa, 9.1% of permanent employees are women.
Education and training initiatives to alleviate the skills shortage and develop employees to their full potential continued during the year and included Adult Basic Education and Training (ABET), bursary schemes and learnerships, support for tertiary education, management development programmes and executive development programmes.
Community
Core business principle
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there. We are committed to working in an environmentally friendly way.
Performance
The group’s relationships with communities are guided by operation- or region-specific community policies, and are complemented by a company-wide management system which is currently being fully implemented. Several modules in the community and social development systems, focusing largely on issues such as resettlement and compensation, human rights and security, and the preservation of cultural and sacred sites, were developed during the year, with further implementation planned for 2008.
The phenomenon of artisanal and small-scale mining, encountered particularly at the group’s operations and explorations prospects at Geita (Tanzania), Obuasi (Ghana), Siguiri (Guinea)
and in the DRC, has on occasion given rise to conflict. During the year we continued to participate in the global debate on the matter and on the ground, in consultation with communities and other parties, we continue to explore sustainable opportunities for alternative livelihoods for small-scale miners. The group is developing a strategy that promotes co-
habitation and mutual respect for each others’ rights, within the legal and regulatory framework within a country.
In terms of corporate social investment, AngloGold Ashanti contributed $7.7 million to corporate social investment (using a strict definition of the term that excludes sponsorships or the infrastructural developments attached to mining operations).

Group operations are required to play a meaningful role in the development of local economic activity in the interest of contributing towards the sustainability of host communities.
Regional health
Core business principle
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
Performance
The primary regional health threats identified are HIV/AIDS in southern Africa, and malaria in west and east Africa.
In 2007, AngloGold Ashanti was recognised by a number of independent entities, non-
government organisations and conferences for its work in delivering sustainable healthcare solutions in the communities in which it operates. In June 2007, the Global Business Coalition on
HIV/AIDS, Tuberculosis and Malaria (GBC) identified the AngloGold Ashanti Obuasi Malaria Control
Programme as a global example of excellence in the private sector’s response to these three pandemics. AngloGold Ashanti also won three awards in the second annual ABSA Healthcare
Initiative Awards held in August 2007, a part of the Pan African Health Congress, for its integrated
HIV/AIDS and tuberculosis control programmes in South Africa, and for the malaria control programmes at its operations in east and west Africa, winning in the category of Listed
Company/Multinational Organisation/Hospital Group, as well as the Most Sustainable Project award and the award for Project with the Biggest Impact.
The estimated HIV/AIDS prevalence levels at the group’s African operations are in line with similar demographically segmented portions in the general population. It is estimated that the HIV/AIDS prevalence levels among employees at the South African operations in 2007 remained stable at around 30% of the workforce.
Key objectives of the group HIV/AIDS programme are to minimise the risk of HIV/AIDS on the company and its employees by reducing and ultimately eliminating new infections, efficiently managing those infected and supporting those with advanced AIDS. The programme focuses on:

AngloGold Ashanti as an employer and corporate citizen continued

Annual Financial Statements 2007
Prevention of HIV, by means of various workplace initiatives, including voluntary counselling and testing (VCT). Assuming single testing, around 102% of the South African workforce were tested in 2007 (2006: 75%).
Treatment programmes, which involve the clinical care of those infected by the virus, including the use of antiretroviral therapy (ART). ART is available to all employees at all our operations in
Africa, either directly from company facilities, through company-sponsored or -funded facilities, or from state facilities.
Support for the AIDS-ill requiring separation from the company and palliative care, including support for various community initiatives.
Total expenditure on the company’s HIV/AIDS programme in South Africa amounted to approximately R25.2 million ($3.6 million) in 2007 (2006: R21.5 million; $3.2 million).
Malaria remains an area of concern for AngloGold Ashanti’s operations in Ghana, Guinea, Mali and
Tanzania. Not only does the disease result in death, illness and absenteeism among employees, but it is a major cause of death in young children and pregnant women, with an obvious effect on employees’ families and communities.
An extensive malaria programme is in place at Obuasi and the lessons learnt here are being applied elsewhere. A revised integrated malaria control programme began at Geita in Tanzania in
September 2007, with indoor residual spraying of the Mchaura staff village and all mine vehicles.
Work began during the year on the development of an integrated campaign at Siguiri in Guinea, modelled on the programme at Obuasi.
The incidence of malaria has continued to decline at Obuasi following the third year of the integrated malaria control campaign, from 164 per 1,000 employees in 2006 to 61 in 2007.
Environment
Core business principle
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there.
Performance
As a member of the International Council on Mining and Metals, AngloGold Ashanti subscribes to the sustainable development framework and its principles for sustainable development, and is committed to publicly reporting. During the year, the group produced a set of five environmental guidelines to be used in conjunction with the group’s environmental policy. These guidelines cover the management of water, air quality, waste material, chemicals and land. A number of other guidelines are currently under consideration and will be produced as and when required.
All AngloGold Ashanti operations have had their environmental management systems certified in conformance with the ISO 14001 standard, and all the requisite permits for their current operations are in place. AngloGold Ashanti Health (Pty) Ltd, a subsidiary of the company that provides healthcare services to employees in South Africa, was also recommended for certification.
In line with increasingly stringent governance and risk management requirements at a company level, AngloGold Ashanti initiated a corporate environmental review programme during the year.

The programme reviewed whether all significant environmental aspects had been identified and whether appropriate monitoring systems had been established to manage these aspects, including suitable monitoring systems.
Closure plans, which are reviewed and updated annually, are in place at all operations. These take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice. In addition, an assessment of closure liabilities is undertaken and reviewed on an annual basis and, increasingly reviewed and assured by independent third parties.
A key performance objective for 2007 was the implementation of the International Cyanide
Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold
(the Cyanide Code). The code is a voluntary industry initiative developed under the auspices of the
United Nations Environment Programme to promote responsible management of cyanide used in gold mining, to enhance the protection of human health, and reduce the potential for environmental impacts. AngloGold Ashanti was one of the first signatories to the code in
November 2005 and, in line with this, committed to having all of its operations audited by an independent third party to demonstrate its compliance with the code.
In addition to participating in the global debate on climate change and its potential impacts,
AngloGold Ashanti has considered its position, evaluating both risks and opportunities in respect of climate change, and embarking on a process of establishing its carbon footprint and its greenhouse gas emissions. In 2007, AngloGold Ashanti participated in the global Carbon
Disclosure Project’s, survey of the top 40 companies listed on the JSE. CDP is a global institutional investor collaboration intent on understanding and quantifying climate change implications for business. AngloGold Ashanti’s response may be found at www.cdproject.net.

Brasil
Mineraç
~
ao
USA
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Tropicana
54 Annual Financial Statements 2007
Review of operations
Location of AngloGold Ashanti’s operations
AngloGold Ashanti is in the business of mining and exploring for gold, its major source of revenue. In the process, silver, uranium oxide and sulphuric acid are produced as by-
products. As at the end of December 2007, AngloGold
Ashanti, a leading global producer of gold, had 20 operations on four continents, a substantial project pipeline and an
extensive, worldwide exploration programme.

Safety:
Regrettably, 34 AngloGold Ashanti employees were involved in fatal accidents during the course of 2007, as compared with 37 fatalities in 2006. This translates to a fatal injury frequency rate (FIFR) for the group of 0.21 per million hours worked for the year (2006: 0.22 per million hours worked). Of the 34 fatalities, 27 occurred at the South African operations and four at Obuasi in
Ghana, two at Morila in Mali and one at Serra Grande in Brazil.
In terms of lost-time injuries, the lost-time injury frequency rate (LTIFR) per million hours worked for the year was 8.24 as compared to 7.70 in 2006, a deterioration of 7%. There were nevertheless operations, Yatela, Morila, Siguiri and Iduapriem where safety performance was excellent.
For AngloGold Ashanti, safety is of paramount importance and the company will continue to strive to improve its safety performance across its global asset base.
Operational review:
In 2007, gold production totalled 5.5 million ounces compared to 5.6 million ounces in 2006. This decline in production was largely a result of the reduced volumes mined at the South African operations owing to safety concerns, and at some of the operations in Mali which are nearing the end of their productive lives. Record production was reported at Sunrise
Dam in Australia and at Siguiri in Guinea, while at Moab Khotsong in South Africa the ramp-up in production continued. Total cash cost per ounce for the year was $357 compared to
$308 in 2006.
Capital expenditure amounted to $1,059 million (2006: $817 million) of which 29% was stay-in-
business expenditure and 25% expenditure on ore reserve development, principally at the South
African operations. The remaining 46% was expenditure on new project development.
Major expansion projects in development currently are:
in South Africa, the build up of production at Moab Khotsong which completed its second
12 months of production (full production is scheduled for 2013) and the expansion projects at
TauTona and Mponeng;
in Brazil, the Cuiabá expansion project at AngloGold Ashanti Mineração which will increase production at this operation by around 40% came into production in 2007; and
in Australia, the underground expansion at Sunrise Dam, the Boddington expansion project, a joint venture with Newmont Mining Corporation, and the pre-feasibility study on the Tropicana project which began in June 2007 and is scheduled for completion by mid-2008.
Outlook:
Gold production for 2008 is forecast to be between 4.8 million and 5.0 million ounces at a total cash cost in a range of $425/oz and $435/oz. This is based on the following exchange rate assumptions: R7.75/$, A$/$0.90, Brazilian real 1.75/$ and Argentinean peso 3.10/$.
Capital expenditure of around $1,207 million is scheduled, of which 33% relates to the Australia region, primarily for the development of Boddington, 27% to South Africa, 14% to Ghana and 9%
to Brazil.

Safety:
At the South African operations, there were most regrettably 27 fatalities during the course of
2007, five fewer than in 2006. This resulted in a FIFR of 0.29 per million hours worked for the year as opposed to 0.35 in 2006. The LTIFR for the South African operations as a whole for 2007 was
12.72 per million hours worked (2006: 12.53), indicating a deterioration in safety levels, although there were improvements in the safety performance at Kopanang, Moab Khotsong and Tau Lekoa.
The safety of AngloGold Ashanti’s workforce remains a priority and in November 2007, the ‘Safety is our first value’ campaign was launched at the South African operations. This behaviour-based campaign will begin with developing a framework for managing safety, the template for which will be based on OSHAS 18001 and OSHAS 18002. The safety campaign was launched in collaboration with the trade unions and government representatives. Simultaneously, various safety interventions were implemented at the operations to re-emphasise the company’s principles and standards regarding safety. The focus is on leadership, behaviour and on improving compliance with operating standards at all levels.
56
Annual Financial Statements 2007
South Africa
2007
2006
2005
Gold production (000oz) 2,328 2,554 2,676
Total cash costs ($/oz) 343 285 291
Adjusted gross profit ($ million) 403 549 230
Capital expenditure ($ million) 361 313 347
Total number of employees* 36,976 35,968 40,754
* includes contractors
Review of operations – South Africa
AngloGold Ashanti’s seven mining operations in South
Africa are grouped into the West Wits and Vaal River
regions. These deep-level operations produced
2.3 million ounces in 2007, equivalent to 43% of
group production.

Operating review:
Gold production from the South African operations totalled 72,429 kilograms
(2,328,000 ounces) in 2007, down by 9% on the 79,427 kilograms (2,554,000 ounces) produced in 2006. An increase in output at Moab Khotsong was offset by marked declines in production at
Great Noligwa and TauTona.
Total cash costs at the South Africa operations rose by 25% to R77,372/kg ($343/oz) from
R61,667/kg ($285/oz) in 2006. This was largely a result of the reduced volumes mined, declining grades, safety-related stoppages and wage increases. A two-year wage agreement, effective from
1 July 2007, was signed through the Chamber of Mines with three recognised labour unions. The agreement covers 29,000 employees and allows for wage increases of between 8% and 10%.
The increase in the second year will be at CPIX plus 1% with a minimum of 8%. The agreement also allows for various other benefits.
The relatively stronger South African rand and uranium by-product losses combined to offset the increase in the gold price received, which rose from R130,056/kg ($596/oz) in 2006 to
R142,116/kg ($629/oz) in 2007, resulting in an adjusted gross profit of R2,845 million ($403 million) for 2007, compared to R3,746 million ($549 million) in 2006.
Capital expenditure at the South African operations totalled R2,535 million ($361 million)
(2006: R2,116 million ($313 million)), largely on expansion projects at Mponeng and TauTona, and the ramping up at Moab Khotsong.
Uranium oxide (U3O8) is an important by-product at the operations in the Vaal River region and in
2007, these operations collectively produced 1.2 million pounds of U3O8.

Annual Financial Statements 2007
Mponeng
2007
2006
2005
Pay limit
(oz/t)
0.23
0.23
0.34
(g/t)
7.83
7.74                  11.53
Recovered grade
(oz/t)
0.277
0.290
0.267
(g/t)
9.50
9.93
9.15
Gold production
(000oz)
587
596
512
Total cash costs
($/oz)
264
237
279
Total production costs
($/oz)
348
338
363
Adjusted gross profit
($m)
165
156
49
Capital expenditure
($m)
86
48
47
Total number of employees
5,561
5,284
5,574
Employees
5,126
4,760
4,897
Contractors
435
524                     677
Review of operations – South Africa continued
West Wits
The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of
Carletonville, straddling the border of the province of Gauteng and North West Province. Mponeng has its own gold processing plant while the Savuka and TauTona operations share a plant.
Together, the West Wits operations collectively produced 33,258 kilograms (1,069,000 ounces) of gold, equivalent to 20% of group production.
Mponeng
Description:
Mponeng is situated close to the town of Carletonville in North West Province, south-
west of Johannesburg, straddling the border with the province of Gauteng. The mine currently mines the Ventersdorp Contact Reef (VCR) with stoping taking place at an average depth of
3,054 metres. The deepest operating stope is at a depth of 3,370 metres below surface. Given the high degree of variability in the grade of the VCR at Mponeng, a sequential grid mining method is used which allows for selective mining and increased flexibility in dealing with changes in grade ahead of the stope.
Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore mined is treated and smelted at Mponeng’s gold plant. The ore is initially ground down by means of semi-autogenous milling after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of carbon-in-pulp technology.
The Mponeng gold plant conducts electrowinning and smelting (induction furnaces) on products from Savuka and TauTona as well.
Safety:
Safety at Mponeng deteriorated during the year, with the LTIFR rising from 10.70 in 2006 to 13.08 in 2007. There were also, most regrettably, six fatalities during the year with the result that FIFR rose to 0.42 (2006: 0.30). Four of these fatalities were caused by seismic events, one a result of a fall of ground and one an accident involving machinery.
Operating review:
Production declined by 2% to 18,260 kilograms (587,000 ounces) in 2007 compared with 18,549 kilograms (596,000 ounces) in 2006. The various planned and unplanned work stoppages and safety initiatives conducted towards the end of the year, combined with a decline in grade and reduced face advance, contributed to the decrease in production.

There was a 4% decline in the area mined in 2007, largely as a result of a 3% decrease in face length.
Cost-saving initiatives were implemented at Mponeng and cost increases were kept to a minimum during the year. Total cash costs rose by 16% to R59,596/kg ($264/oz), largely a result of the fatal accidents and the resulting loss of production days. Also affecting costs were the strength in the rand and the increase in expenditure on seismic-related support.
Adjusted gross profit increased by 9% from R1,063 million ($156 million) in 2006 to R1,159 million
($165 million), largely as a result of the higher price received and the treating and milling of the entire stockpile.
Capital expenditure (including the amounts spent on below 120 VCR project) for the year totalled
R604 million ($86 million) (2006: R325million ($48 million)). This included the purchase of equipment and ore reserve development. The SS2 shaft, which extends the mining depth to
6,700m, was commissioned in December 2007 at a cost of R75 million ($11 million).
Growth prospects:
There are currently two growth projects under consideration at Mponeng.
VCR below 120 project: this entails accessing the mineral reserves below 120 level. It is estimated that this project will add 2.5 million ounces to production at a cost of $252 million
(R2.03 billion).
This project was approved by the board in February 2007, following which construction began. On-reef development and thus the start of production are scheduled for 2013 with full production due in 2015.
CLR below 120 project: Work is currently under way on this project aimed at accessing the
Carbon Leader Reef which is located about 900m below the VCR. Initial estimates are that it has the potential to contribute 6.8 million ounces to production at a cost of $1.1 billion
(R7.5 billion). The project is to be presented to the board for formal approval in October 2008 and is due to begin in January 2009 with production scheduled to begin in 2017.
Outlook:
Production in 2008 is projected to be in a range of 13,563 to 14,309 kilograms (436,000 to 460,000 ounces), a decrease of 20%, at a total cash cost ranging from R69,000/kg to
R72,000/kg ($278/oz to $288/oz). Capital expenditure of R568 million ($73 million) is planned, to be spent mostly on the VCR below 120 and CLR below 120 level projects.

Annual Financial Statements 2007
Savuka
2007
2006
2005
Pay limit
(oz/t)
0.40
0.31
0.45
(g/t)
13.72
10.75
15.18
Recovered grade
(oz/t)
0.195
0.224
0.198
(g/t)
6.69
7.68
6.80
Gold production
(000oz)
73
89
126
Total cash costs
($/oz)
403
336
430
Total production costs
($/oz)
476
359
517
Adjusted gross profit
($m)
11
21
(8)
Capital expenditure
($m)
9
2
6
Total number of employees
1,143
1,040
2,325
Employees
1,063
975
2,178
Contractors
80
65
147
Review of operations – South Africa continued
Savuka
Description:
Savuka is situated on the West Wits line in the province of Gauteng, approximately
70 kilometres south-west of Johannesburg. Savuka is close to the town of Carletonville in North
West Province. The mine currently mines both the Carbon Leader Reef (CLR) and the Ventersdorp
Contact Reef (VCR).
This mining operation comprises sub and tertiary shaft systems with the latter reaching a depth of
3,777 metres, making Savuka the deepest mine in the world. Longwall mining was the preferred extraction method until recently but the operation is in the process of converting to sequential grid mining. There are 23 panels currently in operation.
Ore mined at Savuka is processed firstly at TauTona’s processing plant. The plant uses conventional milling to crush the ore and a carbon-in-pulp circuit to treat the ore further, after which it is sent to the Mponeng gold plant where the gold is extracted by means of electrowinning and smelting.

Savuka was scheduled to close in April 2006. However, the strengthening gold price at that time, and a revised business plan for Savuka based on shared managerial and processing resources, have contributed to a turnaround at this operation which is now making a positive contribution to
AngloGold Ashanti.
Safety:
There was a deterioration in safety during the year with an overall LTIFR for the year of
25.99 per million hours worked compared to 19.30 in 2006. There were two fatalities caused by seismic falls of ground to give a FIFR of 0.79 for the year (2006: 0.0). Steps were taken to address safety including dedicated ‘safety’ days, mass communication and employee workshops. These were in addition to the launch of the ‘safety is our first value’ campaign.
Operating review:
Production was down to 2,284 kilograms (73,000 ounces) in 2007, although output was greater than had been initially planned. Volumes mined were 9% down on
2006 with tonnes milled down by 5%. Increased development for much of the year aimed at improving the stoping widths resulted in reduced grades. However, once this had been achieved, reduced face advances, work stoppages and safety interventions also had a negative effect on production.
Total cash costs increased by 25% to R91,089/kg ($403/oz), largely as a result of the reduced production and lower grades which were affected by the decline in stoping activity and increase in development waste.
Although adjusted gross profit was boosted by an increase in the received gold price, this was insufficient to offset the rise in costs. Adjusted gross profit consequently declined by 46% to
R79 million ($11 million).
Growth prospects:
There is an extensive resource to the west of current mining activities.
Exploration and drilling programmes are being undertaken to determine extent and accessibility of this resource and to target potential mining prospects prior to the conduct of feasibility studies.
The restructuring programme instituted at Savuka over the last two years has increased its life of mine.
Outlook:
Production in 2008 is projected to be between 1,742 and 1,835 kilograms (56,000 and
59,000 ounces), a decrease of 20%, at a total cash cost of between R108,000/kg and
R110,000/kg ($432/oz to $442/oz). Capital expenditure of R79 million ($10 million) is planned.

Annual Financial Statements 2007
TauTona
2007
2006
2005
Pay limit
(oz/t)
0.4
0.53
0.72
(g/t)
16.11
18.25
24.43
Recovered grade
(oz/t)
0.282
0.297
0.281
(g/t)
9.67
10.18
9.62
Gold production
(000oz)
409
474
502
Total cash costs
($/oz)
317
269
256
Total production costs
($/oz)
464
384
364
Adjusted gross profit
($m)
67
101
44
Capital expenditure
($m)
71
70
74
Total number of employees
4,992
5,166
5,455
Employees
4,160
4,164
4,459
Contractors
832
1,002
996
Review of operations – South Africa continued
TauTona
Description:
TauTona is situated close to Savuka near the town of Carletonville. TauTona exploits the
Ventersdorp Contact Reef (VCR) and the Carbon Leader Reef (CLR). Mining operations are conducted at depths ranging from 1,800 metres to 3,500 metres at which the deepest stoping sections are found.
The mine consists of a main shaft system supported by secondary and tertiary shafts. The mining method used here is primarily longwall mining. TauTona shares a processing plant with Savuka.
The plant uses conventional milling to crush the ore and a carbon-in-pulp plant to treat the ore further. Once the carbon has been added to the ore, it is transported to the gold plant at Mponeng for electrowinning, smelting and the final recovery of the gold.
Safety:
There was a deterioration in safety at TauTona during 2007. The LTIFR for the year was
18.14 (2006: 17.09) and there were five fatalities (2006: 16), the major cause of which was rockfalls and/or falls of ground. The FIFR for the year was 0.40 (2006: 1.23).
Operating review:
Gold production declined by 14% to 12,714 kilograms (409,000 ounces)
(2006: 14,736 kilograms (474,000 ounces)), owing to a greater-than-scheduled decline in the volume of ore mined. This was a result of increased seismic activity in the vicinity of the CLR shaft pillar which is being mined, and at several high-grade production panels, where production was halted for limited periods during the course of the year owing to the fatal accidents caused by seismic activity. Both face length and face advance were negatively affected by seismicity during the year. The increased geological risk from this seismic activity necessitated re-planning regarding mine layout and mining methods.
The decline in production, together with an increase in input costs, annual wage increases, work stoppages and a stronger rand contributed to an 22% increase in total cash costs to R71,523/kg
($317/oz). The increase in cash costs occurred despite the implementation of various cost-saving initiatives, which were insufficient to offset the increase in costs associated with the reduction in production and costs related to the repair of seismic damage.
Consequently, adjusted gross profit decreased by 31% to R476 million ($67 million) (2006:
R693 million ($101 million)), despite the considerably improved price received.
Capital expenditure was 5% higher at R500 million ($71 million), less than had been planned.
Growth prospects:
There are currently three growth projects under way at TauTona:
CLR below 120 level project is accessed via a twin-decline system down to 128 level.
Production is planned to begin in 2009 and the project is scheduled to produce 2.5 million ounces of gold from 2009 to 2019. The project has total budgeted capital expenditure of
$172 million (R1.2 billion) of which $73 million (R512 million) has been spent to date.
CLR shaft pillar extraction project enables stoping operations to be conducted up to a recently revised infrastructural zone of influence. Production from this project, which began in
2004 and will continue until 2010, is estimated to total more than 425,000 ounces at an average cash cost of $118/oz during this period. Capital expenditure for this project is
R272 million ($40 million) at current exchange rates, most of which has been committed.
VCR pillar project, which accesses the VCR pillar area located outside the zone of influence, began production in 2005. Development is scheduled to be completed by mid-2009. Total production over a nine-year period until 2013 is estimated at almost 226,000 ounces at a capital cost of R123 million ($18 million). Of this, R95 million ($14 million) has been spent to date. The average project cash cost is calculated to be $158/oz.
Outlook:
Production in 2008 is projected to decrease by 27% to between 8,834 and
9,332 kilograms (284,000 and 300,000 ounces) at a total cash cost between R99,000/kg and
R101,000/kg ($396/oz and $406/oz). The reduced production will be in line with the implementation of stricter rock engineering guidelines at the shaft pillar and at drilling ahead of faces where seismically active structures have been identified. There may be a further decrease in forecast production, mainly a result of work stoppages caused by the non-availability of power and safety concerns. Capital expenditure of R475 million ($61 million) is planned.

Annual Financial Statements 2007
Great Noligwa
2007
2006
2005
Pay limit
(oz/t)
0.34
0.28
0.39
(g/t)
11.69
9.57
13.24
Recovered grade
(oz/t)
0.220
0.236
0.271
(g/t)
7.54
8.08
9.30
Gold production
(000oz)
483
615
693
Total cash costs
($/oz)
403
261
264
Total production costs
($/oz)
507
342
329
Adjusted gross profit
($m)
61
156
87
Capital expenditure
($m)
37
49
43
Total number of employees
6,634
6,579
6,856
Employees
5,908
5,883
5,704
Contractors
726
696
1,152
Review of operations – South Africa continued
Vaal River
The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The
AngloGold Ashanti Vaal River operations have among them four gold plants, one uranium plant and one sulphuric acid plant.
Combined, the Vaal River operations (including surface operations) produced 39,171 kilograms
(1,259,000 ounces) of gold, equivalent to 23% of group production.
Great Noligwa
Description:
Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free State side of the Vaal River. Both the Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. The mining operation here consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 metres.

Owing to the geological complexity of the orebody, a scattered mining method is employed. Great
Noligwa has its own dedicated milling and treatment plant which applies conventional crushing, screening semi-autogenous grinding and carbon-in-leach processes to treat the ore and extract the gold.
Safety:
Safety as measured by the LTIFR deteriorated year-on-year. The LTIFR for the year was
14.46 (2006: 12.21). There were regrettably two fatalities (2006: seven) caused by falls of ground, to give a FIFR of 0.11, as compared to 0.36 in 2006.
Operating review:
Production declined by 27% to 15,036 kilograms (483,000 ounces) in 2007, compared to 19,119 kilograms (615,000 ounces) in 2006. This was a result of poor face advance combined with a lack of mining flexibility given the geological features encountered, and increased mining of pillars at the boundary limits of the mining lease area. The decline in production was also affected by safety-related work stoppages and the running of safety training initiatives towards the end of the year. The overall result was a 16% decline in tonnes mined.
Overall, total cash cost for the year rose by 61% to R90,817/kg ($403/oz). Increases in costs were the result of lower volumes, higher input costs, annual wage increases and losses on uranium by-
product. The losses on uranium were caused by firstly, reduced production and secondly, uranium purchases which had to be made to meet contractual obligations. This increase in costs had a negative effect on adjusted gross profit which fell by 59% to R434 million ($61 million). Capital expenditure totalled R261 million ($37 million).
Growth prospects:
As the operation ages, Great Noligwa is in the process of converting from conventional scattered mining to pillar or remnant mining for the remainder of its operational life.
Up until now the Vaal Reef has been the most economically viable reef to mine. However, as this reef is being mined out, the less economical Crystalkop Reef is being increasingly exploited as are economically viable pillars within the mine boundaries.
Outlook:
Production for 2008 is scheduled to decline by around 18% to between 11,696 and
12,349 kilograms (376,000 to 397,000 ounces) at a total cash cost of between R125,000 and
R127,000/kg ($500/oz and $510/oz). Capital expenditure of R208 million ($27 million) is planned.

Annual Financial Statements 2007
Kopanang
2007
2006
2005
Pay limit
(oz/t)
0.36
0.32
0.39
(g/t)
12.18
10.92
13.25
Recovered grade
(oz/t)
0.211
0.204
0.215
(g/t)
7.24
7.01
7.38
Gold production
(000oz)
418
446
482
Total cash costs
($/oz)
307
291
277
Total production costs
($/oz)
393
355
341
Adjusted gross profit
($m)
99
109
54
Capital expenditure
($m)
52
41
41
Total number of employees
5,935
5,815
6,030
Employees
5,470
5,360
5,506
Contractors
465
455
524
Review of operations – South Africa continued
Kopanang
Description:
Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the
Free State side of the Vaal River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,350 metres to 2,240 metres.
The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunnelling, raised on the dip of the reef and stoped on strike.
Kopanang has a gold processing plant that uses both conventional semi-autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from
Tau Lekoa.
Safety:
Safety as measured by the LTIFR improved year-on-year. The LTIFR for the year was 13.10
(2006: 15.22). There were regrettably three fatalities (2006: two) caused by accidents involving machinery and explosives. FIFR for the year was 0.22 compared to 0.14 in 2006.

Operating review:
Gold production declined by 6% to 13,013 kilograms (418,000 ounces)
(2006: 13,886 kilograms (446,000 ounces)) with volumes mined decreasing by 5%. Although an initial drop in production was made up subsequently when increased volumes of higher grade material were mined, resulting in an improved yield for the year, this was insufficient to prevent an overall decline in production year-on-year. Seismic activity was a concern during the year as this limited access to high-grade areas. In addition, mining face length was restricted by the unexpected geological structures encountered, the intersection of methane, a lack of mining flexibility and shifts lost owing to safety-related training and work stoppages.
The decreased production, combined with increased input costs including the implementation of winter power tariffs and annual wage increases contributed to a 10% increase in total cash costs to R69,201/kg ($307/oz).
Consequently, adjusted gross profit decreased by 6% to R699 million ($99 million)
(2006: R744 million, $109 million), despite the considerably improved price received. Capital expenditure rose by 29% to R362 million ($52 million).
Growth prospects:
A new waste washing plant is planned at a cost of R11 million ($1.6 million). The plant will upgrade the quality of the fines to be added to the Kopanang stream as well as that of the tonnes to be sent to the plant at Great Noligwa for uranium extraction.
The orebody to the west of Kopanang’s current mining area is being explored which, if it proves viable, will extend the life of mine.
Outlook:
The overall yield of ore mined is expected to decline in 2008 as the mining of lower grade panels located further from the shaft come into production. The production profile will increase, however, as the decline in yield is offset by additional development planned to overcome problems regarding face length, which arose as a result of the lengthy legal process to acquire the EDOM block of ground. This ground, which lies at the extremity of the mine boundary, has the potential to increase the life of the operation by one year and improve production flexibility. Gold production is forecast to be between 10,265 and 10,825 kilograms (330,000 to 348,000 ounces) in 2008.
It is estimated that total cash costs for 2008 will be in the region of between R86,000/kg and
R88,000/kg ($345/oz and $355/oz) and capital expenditure is planned to increase to R521 million
($67 million) primarily due to the new uranium leach plant.

Annual Financial Statements 2007
Tau Lekoa
2007
2006
2005
Pay limit
(oz/t)
0.16
0.14
0.19
(g/t)
5.39
4.85
6.23
Recovered grade
(oz/t)
0.106
0.110
0.116
(g/t)
3.62
3.76
3.96
Gold production
(000oz)
165
176
265
Total cash costs
($/oz)
474
440
410
Total production costs
($/oz)
622
614
509
Adjusted gross profit (loss) ($m)
1
(4)
(14)
Capital expenditure
($m)
16
11
15
Total number of employees
2,851
2,893
4,105
Employees
2,506
2,514
3,021
Contractors
345
379
1,084
Review of operations – South Africa continued
Tau Lekoa
Description:
Tau Lekoa is one four mining operations in the Vaal River area. It is close to the town of Orkney on the North West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 metres to 1,743 metres, making this one of the shallower
AngloGold Ashanti mines in South Africa. Tau Lekoa has an expected life of mine of nine years.
The Tau Lekoa operation comprises a twin-shaft system. Because of the geologically complex orebody occurring at Tau Lekoa, a scattered mining method is used with the orebody being accessed via footwall tunnelling while stoping takes place on strike. There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-electric power as its primary source of energy.
Ore mined by Tau Lekoa is processed and treated in preparation for gold extraction at the
Kopanang gold plant.
Safety:
Although safety as measured by the rate of lost-time injuries improved to 19.07 compared to 24.99 in 2006, in terms of fatalities, safety standards declined. There were regrettably four fatalities at Tau Lekoa to give a FIFR for the year of 0.58 (2006: 0.15).

Operating review:
Production declined by 6% to 5,137 kilograms (165,000 ounces) in 2007 from
5,473 kilograms (176,000 ounces) in 2006, despite a marginal improvement in face advance. This was in line with a scheduled down-sizing of the operation in 2006/7, and a planned decline in yields and inventory depletion. Production was achieved despite work stoppages, both planned and unplanned, around safety-related matters and the implementation of safety training initiatives.
While Tau Lekoa has proved that current levels of production are both sustainable and profitable, its primary challenge is to maintain high levels of output per employee without compromising safety.
Total cash costs rose by 13% to R107,016/kg ($474/oz) compared to R94,730/kg ($440/oz) the previous year.
There was an improvement from an adjusted gross loss of R22 million ($4 million) in 2006 to an adjusted gross profit of R10 million ($1 million), a result of the higher gold price received and the realignment of the operation. Capital expenditure for the year totalled R113 million ($16 million)
(2006: R74 million ($11 million)).
Growth prospects:
The current aim of the Tau Lekoa operation is to maintain current levels of production.
Outlook:
Production in 2008 is projected to decrease to between 4,230 and 4,479 kilograms
(136,000 to 144,000 ounces) at a total cash cost of between R123,000/kg and R126,000/kg
($495/oz to $505/oz). Capital expenditure of R125 million ($16 million) is planned.

Annual Financial Statements 2007
Moab Khotsong
2007
2006
2005*
Pay limit
(oz/t)
1.52
–
–
(g/t)
52.12
–
–
Recovered grade
(oz/t)
0.232
0.185
–
(g/t)
7.94
6.35
–
Gold production
(000oz)
67
44
–
Total cash costs
($/oz)
668
655
–
Total production costs
($/oz)
1,234
1,107
–
Adjusted gross loss
($m)
(40)
(22)
–
Capital expenditure
($m)
89
83
94
Total number of employees
3,534
2,904
2,521
Employees
1,986
1,539
1,320
Contractors
1,548
1,365
1,201
* Commercial production began in January 2006.
Review of operations – South Africa continued
Moab Khotsong
Description:
Moab Khotsong, the newest of AngloGold Ashanti’s South African operations, began commercial production in January 2006. Located south and south-east of Great Noligwa and Kopanang in the Free State province, Moab Khotsong was developed so as to exploit the
Vaal Reef. The first phase of this operation included the development of a main shaft system, a subsidiary ventilation shaft and three main production levels to a depth of between 2,600 metres and 3,054 metres below surface.
Given the known geological complexity of the Vaal Reef, a scattered mining method has been employed with haulages, cross cuts and raises pre-developed in a grid system.
Safety:
There were most regrettably five fatalities at Moab Khotsong in 2007. The primary cause of the fatal accidents was seismic events. The FIFR for the year was 0.57 (2006: 0.27).
There was, however, an improvement in the LTIFR to 13.48 (2006: 15.75).

Operating review:
Production continued to ramp-up with 2,081 kilograms (67,000 ounces)
being produced in 2007 (2006: 1,371 kilograms (44,000 ounces)) – 726 kilograms
(23,000 ounces) were produced in the fourth quarter alone. Annual production was, however, less than had been budgeted as a result of poor face advance which was 25% less than planned. Consequently, tonnes mined were 21% down on expectations.
Full annual production of 14,000 kilograms (440,000 ounces) is scheduled for 2013. As at the end of December 2007, the total cost of developing Moab Khotsong was R4,193 million
($599 million) (at an exchange rate of R7/$).
The values mined and volumes treated increased by 25% and 21% respectively. This was despite an increase in dilution owing to an increase in off-reef mining and stoping widths in order to negotiate dip faults.
Total cash cost rose by 6% to R150,135/kg ($668/oz) compared to R141,574/kg ($655/oz) the previous year. Costs were negatively affected by the lower-than-scheduled level of production, the purchase of uranium to meet delivery contracts, and the relative strength of the rand on the year.
These factors all combined to contribute to an increase in the adjusted gross loss from
R148 million ($22 million) to R274 million ($40 million). Capital expenditure for the year totalled
R628 million ($89 million) (2006: R565 million ($83 million)).
Growth prospects:
A study for Phase 2 of the development at Moab Khotsong which will extend below the Phase 1 workings was approved by the board and completed during 2007.
Outlook:
Production in 2008 is projected to be between 3,107 and 3,173 kilograms (97,000 to
102,000 ounces), an increase of 52%, at a total cash cost of approximately R171,000/kg to
R173,000/kg ($685/oz to $695/oz). Capital expenditure of R571 million ($74 million) is planned.

Annual Financial Statements 2007
Review of operations – Argentina
Cerro Vanguardia
2007
2006
2005
Pay limit (oz/t) 0.18 0.13 0.12
(g/t) 3.48 4.56 4.02
Recovered grade (oz/t) 0.201 0.213 0.225
(g/t) 6.88 7.29 7.70
Gold production
(000oz)  – 100%
220 232 228
– 92.5% 204 215 211
Total cash costs ($/oz) 261 225 171
Total production costs ($/oz) 394 361 277
Adjusted gross profit ($m) – 100% 49 38 33
– 92.5% 45 35 31
Capital expenditure ($m) – 100% 20 19 15
– 92.5% 18 18 14
Total number of employees 1,017 906 946
Employees 708 623 487
Contractors 309 283 459
AngloGold Ashanti has one gold mine in Argentina,
Cerro Vanguardia, which produced 204,000 attributable
ounces of gold in 2007, equivalent to 4% of group
production.
Cerro Vanguardia
Description:
AngloGold Ashanti has an interest of 92.5% in Cerro Vanguardia and the province of
Santa Cruz, 7.5%. Located to the north-west of Puerto San Julian in the province of Santa Cruz,
Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver which is produced as a by-product.
Ore is processed at a metallurgical plant located at the mine and has a capacity of 2,800 tonnes per day and includes a cyanide recovery plant. Technology at the plant is based on carbon-in-
leach processes with the tailings dam incorporated in a closed circuit with plant process so that there is no final discharge.
Safety:
There was a deterioration in safety during the year. The LTIFR for 2007 was
3.34 compared to 3.13 in 2006. As in 2006, there were no fatalities in 2007. Corrective action has been taken including safety awareness workshops for the managers responsible for operational safety, supervisors and contractors.
Operating review:
Attributable production decreased in line with expectations to 204,000 ounces for the year, mostly as a result of the lower grade mined in the first three quarters of the year.

The highlights for the year were the higher stripping ratio achieved with the extraction of 1.5Mt of additional waste and an increase in silver production to 420,000 ounces.
The recovered grade decreased year-on-year from 7.29g/t in 2006 to 6.88g/t in 2007 as a result of the lower grade material supplied to the plant.
Total cash costs increased by 16% to $261/oz as compared to $225/oz in 2006. Increases in the cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in workforce and contractor costs, were partially offset by greater silver by-product revenue.
Adjusted gross profit for the year rose by 29% to $45 million, mainly as a result of the higher prices received for both gold and silver which offset the increase in costs.
Capital expenditure for the year amounted to $18 million, spent largely on mine equipment and mine and plant infrastructure.
Growth prospects:
The four-year brownfields exploration programme entered its second year in
2007. The focus of the programme is to determine the extent of and to delineate the shallow, high-
grade mineral resources. Regarding mineral resources, 350,000 ounces of gold were added during the year 2007.
Outlook:
Attributable gold production for 2008 is projected to be maintained at levels similar to that of 2007 of between 200,000 and 205,000 ounces, at a total cash cost of between $329/oz and $339/oz. The recovered grade is also predicted to be similar to the corresponding value achieved in 2007. Attributable capital expenditure of $22 million is scheduled for 2008, to be spent mostly on the construction of the heap-leach facilities and mine and plant infrastructure.

Annual Financial Statements 2007
Sunrise Dam
2007
2006
2005
Pay limit
(oz/t)
0.06
0.05
0.07
(g/t)
1.76
1.64
2.27
Recovered grade*
(oz/t)
0.142
0.099
0.107
(g/t)
4.86
3.39
3.68
Gold production
(000oz)
600
465
455
Total cash costs
($/oz)
306
298
269
Total production costs
($/oz)
385
376
363
Adjusted gross profit
($m)
137
137
46
Capital expenditure
($m)
30
24
34
Total number of employees
357
382
375
Employees
102
99
95
Contractors
255
283
280
* open-pit operation
Review of operations – Australia
Ownership of these assets, all in the state of Western Australia, is as follows:
The Sunrise Dam gold mine is 100% owned by AngloGold Ashanti and is currently the only producing AngloGold Ashanti operation in Australia.
The Boddington project is a joint venture between AngloGold Ashanti and Newmont Mining
Corporation, in which each has interests of 33.33% and 66.67% respectively.
The Tropicana project is a joint venture between AngloGold Ashanti (70%) and Independence
Group NL (30%), which will contribute in terms of its 30% stake on completion of the pre-
feasibility study.
Sunrise Dam
Description:
The Sunrise Dam gold mine is located in the northern goldfields of Western Australia,
220 kilometres north-east of Kalgoorlie and 55 kilometres south of Laverton. The mine consists of a large open-pit, which is now in its eleventh year of operation, and an underground mine, which began producing in 2003. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and CIL processing plant which is owner-managed.
Safety:
While no fatalities were recorded there was a slight deterioration in the rate of lost-time injuries. The LTIFR for the year was 2.63 (2006: 1.81).
Operating review:
Production increased by 29% to a record 600,000 ounces in line with expectations (2006: 465,000 ounces). The GQ zone in the open pit provided the anticipated large volumes of high grade ore, which accounted for the increase in annual gold production.
Approximately 79,000 ounces of gold production was sourced from the underground mine.
Progress was made in developing access to the Cosmo, Dolly, and Watu lodes and 2,000 metres of underground capital development and 6,100 metres of operational development were completed. A total of 67,400 metres of diamond drilling was also completed.
AngloGold Ashanti’s three assets in Australia are the
Sunrise Dam gold mine, and the Boddington and Tropicana
joint venture projects. In 2007, production from Sunrise
Dam was a record 600,000 ounces, an increase of 29%
and equivalent to 11% of group production for the year.

Processing plant throughput in 2007 was 3.8 million tonnes, slightly lower than the record throughput of 3.9 million tonnes in 2006.
Total cash costs fell by 8% to A$364/oz (rose by 3% in US dollar terms to $306/oz). Despite cost increases in areas such as open-pit mining contractor rates per unit mined, the greater volume of ore mined, and the appreciation in value of the Australian dollar, the increase in production, due primarily to the higher grade of ore mined, resulted in the decrease in cash costs, year-on-year.
Adjusted gross profit at A$163 million ($137 million) for 2007 was 10% down on that of 2006
(A$181 million, $137 million). The conversion of the mine’s diesel power station to liquefied natural gas (LNG) progressed well and the new LNG facility will begin operation in the second quarter of 2008. Capital expenditure for the year amounted to A$35 million ($30 million).
Growth prospects:
The main open pit (the Mega Pit) will be completed in the second quarter of
2008, at a final depth of 440 metres. A cutback of the north wall of the open pit began in October
2007, and is scheduled for completion in mid-2010.
The underground life of mine study was completed in late 2007 and, following successful exploration, underground reserves have increased to 552,000 ounces (after depletion).
Underground resources at year end were 1.6 million ounces (indicated 880,000 ounces) and a high proportion of this indicated resource will be converted to reserve early in 2008.
Outlook:
Gold production for 2008 is projected to be in a range of 400,000 to 420,000 ounces, with more than 100,000 ounces sourced from the underground mine. Underground production will continue to ramp up for the next several years, with a current peak capacity target of
150,000 ounces per year.
Total cash costs are estimated to be around A$660/oz to A$670/oz ($580/oz and $590/oz)
while capital expenditure is scheduled to be A$26 million ($23 million) – to be spent primarily on the underground mine.

Annual Financial Statements 2007
Boddington 2007
2006
2005
Capital expenditure
($m)
– 100%
747
180
12
Capital expenditure
($m)
– 33.33%
249
60
4
Total number of employees
424
97
66
Employees
37
12
18
Contractors
387
85
48
Boddington
Description:
Boddington is located 130 kilometres south-east of Perth in Western Australia. The original, predominantly oxide open-pit operation was closed at the end of 2001.
Operating review, growth prospects and outlook:
The Boddington expansion project, which
involves mining the basement reserves beneath the oxide pits, was approved in March 2006. The project has an attributable capital budget of between A$770 million and A$900 million
($700 million and $800 million). At year-end, overall project progress was approximately 65%
complete, with engineering and procurement activities nearing completion. Construction of the treatment plant was approximately 32% complete and owner-mining had begun.
Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-
of-mine gold production expected to be greater than 5.7 million ounces of gold. Average attributable gold production in the first five years will be between 320,000 and 350,000 ounces per year, while on an average life-of-mine basis, attributable production is estimated to be between 250,000 and
270,000 ounces per year. AngloGold Ashanti’s share of copper production, which will be sold as concentrate, is expected to be between 10,000 and 12,500 tonnes per year. Production is expected to begin in late 2008/early 2009. Attributable capital expenditure for 2008 is expected to be approximately A$433 million ($381 million).
Review of operations – Australia continued

Tropicana
Description:
Tropicana is a 12,500 square kilometres tenement package located 330 kilometres east north-east of Kalgoorlie in Western Australia. AngloGold Ashanti holds a 70% interest in the project and Independence Group NL holds a 30% interest (free carried to completion of the pre-
feasibility study). Independence has agreed to contribute to certain project studies to ensure timely development of the project and to contribute to all regional exploration.
Operating review, growth prospects and outlook:
The pre-feasibility study on this project began
in June 2007. The study, which is scheduled to be completed by mid-2008, focuses on the
Tropicana and Havana zones. An indicated and inferred resource estimate of 62.8 million tonnes at a grade of 2.01g/t and containing 4.05 million ounces was released in December 2007.
Metallurgical testwork has determined that the preferred plant configuration is a conventional carbon-in-leach circuit. Tests are currently underway to assess the optimal crushing and grinding circuit as well as the possible inclusion of energy-efficient high-pressure grinding rolls.
With the completion of the resource estimate, pit design and mine scheduling studies are underway to determine the optimal operating scale, grade and material scheduling strategy, infrastructural requirements, and capital and operating costs. A potential large-scale water resource has been identified within 50 kilometres of the deposit.
AngloGold Ashanti and Independence have agreed to jointly fund ongoing drilling to increase the resource classification to measured, indicated and inferred by mid-2008 to enable estimation of reserves and to streamline the progression of the project to feasibility level.
Baseline environmental studies for the project have been substantially completed.
Regional exploration continues on the greater tenement package (see the Global exploration section of this report for additional information).

Annual Financial Statements 2007
Brasil Mineração
2007
2006
2005
Pay limit
(oz/t)
0.13
0.09
0.11
(g/t)
3.50
3.10
3.86
Recovered grade*
(oz/t)
0.218
0.222
0.212
(g/t)
7.48
7.60
7.27
Gold production
(000oz)
317
242
250
Total cash costs
($/oz)
233
195
169
Total production costs
($/oz)
344
266
226
Adjusted gross profit
($m)
88
86
48
Capital expenditure
($m)
117
168
71
Total number of employees
3,434
3,611
2,597
Employees
1,814
1,546
1,363
Contractors
1,620
2,065
1,234
* underground operation
Review of operations – Brazil
AngloGold Ashanti Brasil Mineração
Description:
The wholly owned AngloGold Ashanti Brasil Mineração (Brasil Mineração) complex is located in south-eastern Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa Bárbara. Ore is sourced from the Cuiabá
underground mine, and then processed at the Cuiabá and Queiroz plants, and from the Córrego do Sítio heap-leach operation.
Safety:
Safety levels were maintained during the course of the year with little change in the LTIFR
(LTIFR 2007: 2.30; LTIFR 2006: 2.33). No fatalities were recorded.
Operating review:
Production increased by 31% to 317,000 ounces in line with expectations
(2006: 242,000 ounces), boosted by the commissioning and start-up of the Cuiabá Expansion
Project. Although the rainy season at the start of the year hampered heap-leach activities and delayed the start up of the Cuiabá Expansion Project, by the end of the year, operating performance had improved. The Cuiabá Expansion Project, which has been undertaken at a total cost of $206 million, includes the deepening of the underground mine, the construction of new treatment and tailings storage facilities, a roaster and an acid plant. The entire circuit has now been integrated and is operational from the underground Cuiabá mine crushing area to the
Queiroz processing plant. No significant problems were experienced in increasing mine
AngloGold Ashanti’s two assets in Brazil are:
• AngloGold Ashanti Brasil Mineração
• Serra Grande
In 2007, these operations together produced an
attributable 408,000 ounces of gold, equivalent to
7% of group production.

throughput from 830,000 tonnes to an average of 1.3 million tonnes annually. This project will add six years to the life of mine of Brasil Mineração.
From an operational perspective, actions such as the setting of new development rates, a new ramp, improvements to mine infrastructure and layout and improved geotechnical conditions are being implemented to consolidate a sustainable long-term rate of production. A 7% increase in the volume of tonnages treated has been planned to offset a 5% decline in grades for 2008.
Total cash costs rose by 19% to $233/oz compared to $195/oz in 2006. Higher costs were largely a result of the appreciation in the local Brazilian currency (the real) against the US dollar, lower grades, the reduction in by-product credits received for sulphuric acid and an increase in the operational cycle of the mine in deeper levels in addition to a new plant at Cuiabá site.
Capital expenditure for the year totalled $117 million, significantly down on that of 2006
($168 million) as the Cuiabá Expansion Project was completed.
Adjusted gross profit rose 2% to $88 million, largely as a consequence of a 25% increase in gold sold and 4% as a result of the improved price received, which offset the higher costs.
Growth prospects:
The Córrego do Sítio Underground Sulphide Project is investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground orebodies, namely Cachorro Bravo, Laranjeira and Carvoaria. The results from the study for this project were released in 2007. This project, which is expected to produce 100,000 ounces of gold annually over
14 years from a total of 6.8Mt of ore milled, is scheduled to begin in mid-2011.

Annual Financial Statements 2007
Review of operations – Brazil continued
The development of a ramp and the exposure of the Cachorro Bravo orebody are continuing. The development of access drives to the Carvoaria orebody is ongoing and exposure of the Laranjeira orebody to increase the extent of the mineable resource has begun. Trial mining on the Cachorro
Bravo orebody is in progress and generating data for the feasibility study.
The Lamego Project explores the orebodies on the Lamego property. This project is expected to produce approximately 500,000 ounces over nine years. However, given the geological similarity of Lamego to that of the nearby Cuiabá mine, and the lack of information regarding the deeper levels of Lamego, a more aggressive exploration programme was budgeted for in
2007 and 2008 so as to evaluate the potential of increasing current expected production at
Lamego to levels similar to those of the Cuiabá operation. During 2007, development totalled
3,274 metres. A pre-feasibility study will be conducted in 2008.
Outlook:
Production at Brasil Mineração in 2008 is projected to be in a range from 318,000 to
328,000 ounces, boosted by the continued ramp up of the Cuiabá expansion. In line with this, total cash costs are expected to be between $283/oz and $293/oz while capital expenditure will be approximately $70 million.
Serra Grande
Description:
Serra Grande is located in central Brazil, in the state of Goiás, five kilometres from the city of Crixás. AngloGold Ashanti and the Kinross Gold Corporation are joint partners in this operation. In terms of the shareholders’ agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50% of the earnings accrued and dividends paid by Serra Grande.
Serra Grande comprises two underground mines, Mina III and Mina Nova, and an open pit at Mina
III which began operation in 2007. The processing circuit, with grinding, leaching, filtration, precipitation and smelting facilities, has a capacity of about 800,000t of ore a year.
Serra Grande
2007
2006
2005
Pay limit
(oz/t)
0.14
0.09
0.09
(g/t)
3.90
3.24
3.02
Recovered grade
(oz/t)
0.210
0.219
0.231
(g/t)
7.21
7.51
7.93
Gold production
(000oz)  – 100%
182
194
192
– 50%
91
97
96
Total cash costs
($/oz)
263
198
158
Total production costs
($/oz)
351
265
205
Adjusted gross profit
($m)
– 100%
61
59
44
– 50%
27
26
22
Capital expenditure
($m)
– 100%
24
17
13
– 50%
12
8
7
Total number of employees
918
817
775
Employees
654
609
566
Contractors
264
208
209

Safety:
Safety levels deteriorated during the course of the year and there was one fatality due to a rockfall in the second quarter of the year. This was the first fatality ever involving an employee of Serra
Grande. Corrective action has been taken. The LTIFR for the year was 2.47 (2006: 1.76) while the
FIFR was 0.49 (2006: nil).
Operating review:
Attributable production at 91,000 ounces (2006: 97,000 ounces) decreased by
6% chiefly due to the lower grades mined. The open-pit, which has a resource of 210,000 ounces began operating in July 2007 and is expected to produce an average of 26,000 ounces annually.
Total cash costs increased by 33% to $263/oz, largely due to the lower grade of the material available for treatment, an appreciating local currency (the real) and inflation which affected the costs of power, labour, material and services.
Adjusted gross profit rose 4% to $27 million, as a consequence of a 17% improvement in the price received and 1% increase in the amount of gold sold which, combined, offset the higher costs.
Capital expenditure amounted to $24 million – $12 million attributable. Capital expenditure was also negatively impacted by the appreciation in the local currency. The development of the Palmeiras orebody was delayed to 2008 as agreement with landowners was only finalised in December 2007.
Growth prospects:
An aggressive brownfields exploration campaign at Serra Grande aims to increase reserves and resources in and around Mina III and Mina Nova. In 2007, there was an increase in reserves at Mina Nova and Mina III (orebody 4) and a new orebody named Pequizão was discovered between Mina Nova and Mina III. In 2008, the intention is to re-evaluate resources and reserves including Pequizão and start the main access to the Palmeiras mine. The access ramp project was finished by the end of 2007 and the development should start in March.
Outlook:
Attributable gold production at Serra Grande is projected to be between 82,000 and 87,000 ounces in 2008, a decrease of 4% due to lower grades. Total cash costs are expected to be around
$305/oz to $315/oz and capital expenditure of $40 million ($20 million attributable to AngloGold
Ashanti) is to be spent.

Annual Financial Statements 2007
Obuasi 2007
2006
2005
Pay limits*
(oz/t)
0.28
0.23
0.18
(g/t)
8.49
7.13
6.06
Recovered grade*
(oz/t)
0.129
0.128
0.139
(g/t)
4.43
4.39
4.77
Gold production
(000oz)
360
387
391
Total cash costs
($/oz)
459
395
345
Total production costs
($/oz)
698
600
481
Adjusted gross loss
($m)
(24)
(42)
(16)
Capital expenditure
($m)
94
91
78
Total number of employees
6,226
7,839
8,295
Employees
4,672
5,629
5,852
Contractors
1,554
2,210
2,443
* underground operation
Review of operations – Ghana
Obuasi
Description:
Obuasi, which is wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 80 kilometres from Kumasi. It is primarily an underground mine operating at depths of 1,500 metres, although some surface mining does occur. Three treatment plants process the ore: a sulphide plant treats the ore from underground, a tailings plant for tailings reclamation operations and an oxide plant is used to batch treat remnant open-pit ore and stockpiles. The mine was established in 1897 and has produced more than 30 million ounces of gold in all.
Safety:
Regrettably there were four fatalities during the year, two were caused by accidents involving machinery, one a fall of ground and one involved an employee falling down a rock pass.
The LTIFR for the year deteriorated to 2.72 per million hours worked, from 2.29 in 2006, while the
FIFR rose from 0.08 in 2006 to 0.19 per million hours worked in 2007.
Remedial action has been taken to improve safety at Obuasi, including the conducting of a training programme to identify and address workplace hazards for all employees involved in hazardous tasks.
Each work team on the mine will, before it begins, evaluate the task at hand to determine the risks and to assign and implement a control known as a ‘simplified risk assessment’. This procedure is to be conducted by every employee prior to the conducting of any hazardous task on the mine.
The process to obtain ISO 18001 accreditation for Obuasi began in early 2008.
Operating review:
Gold production at Obuasi declined by 7% to 360,000 ounces in 2007
(2006: 387,000 ounces). This decline in production was largely attributable to the decline in
The two AngloGold Ashanti operations in Ghana are
Obuasi and Iduapriem, which combined had total
attributable production of 527,000 ounces, equivalent
to approximately 10% of group production, for the year.

volumes mined although the recovered grade improved marginally. An 11-day plant shut down in the third quarter and power outages during the year also contributed to the reduced production.
Total cash costs rose by 16% to $459/oz (2006: $395/oz), largely as a result of the reduced production and increases in prices of consumables and rates of service contracts.
An adjusted gross loss of $24 million was recorded for the year (2006: loss of $42 million)
which was an improvement of 42%. This is mainly attributable to a more favourable gold price.
Capital expenditure totalled $94 million.
Growth prospects:
The Obuasi Deeps project has added 1.3 million ounces to reserves and there is the potential to add another 6 million ounces to reserves thereafter.
Outlook:
Production at Obuasi in 2008 is projected to be between 365,000 ounces and
390,000 ounces, at an estimated total cash cost of between $431/oz and $441/oz. Planned capital expenditure is expected to be in the region of $130 million, to be spent mostly on projects ($41 million), exploration ($4 million), stay-in-business expenses ($52 million) and ore reserve development ($33 million).
Capital expenditure ($m)
Obuasi
0
10
20
30
40
50
60
70
80
90
100
05
06
07
94
91
78
05
06
07

Annual Financial Statements 2007
Review of operations – Ghana continued
Iduapriem
Description:
Iduapriem comprises two properties, Iduapriem and Teberebie, in which, prior to
September 2007, AngloGold Ashanti had a combined effective stake of 85%. The International
Finance Corporation held 10% and the government of Ghana, 5%. AngloGold Ashanti acquired these minority shareholdings and, with effect from 1 September 2007, its shareholding in the
Iduapriem operation increased to 100%.
The Iduapriem mine is situated in the western region of Ghana, some 70 kilometres north of the coastal city of Takoradi and 10 kilometres south-west of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.
Safety:
With the heightened focus on training and education, safety performance improved consistently throughout the year. As at year end, the mine had achieved 3.57 million hours worked without a lost-time injury. The LTIFR was 0.46 (2006: 1.15). No fatalities were recorded.
Iduapriem 2007
2006
2005
Pay limits
(oz/t)
0.06
0.05
0.02
(g/t)
1.66
1.60
0.72
Recovered grade*
(oz/t)
0.054
0.051
0.050
(g/t)
1.85
1.74
1.71
Gold production
(000oz)  – 100%
185
196
205
– 100%
#
167
167
174
Total cash costs
($/oz)
373
368
348
Total production costs
($/oz)
495
478
451
Adjusted gross profit (loss) ($m)
– 100%
31
11
(2)
– 100%
#
23
7
(2)
Capital expenditure
($m)
– 100%
24
6
5
– 100%
#
23
5
4
Total number of employees
1,323
1,251
1,283
Employees
721
668
698
Contractors
602
583
585
* open-pit operations
# 100% effective 1 September 2007. Prior to this date, the effective holding was 85%.

Operating review:
After the problems experienced in the first quarter of the year with a mill gear-
box failure at the treatment plant which impacted adversely on production, there was a turnaround in the second and third quarters. Unfortunately, at the start of the fourth quarter, the mine suffered another setback in production when a fire broke out at the main substation which affected one of two transformers that supply power to the mine. The problem took about a month to resolve following which a series of crusher problems further impacted on the mine’s performance for the quarter. Total production for the year was 185,000 ounces which was 6% lower than the previous year.
Total cash costs for the year was 1% higher at $373/oz owing to the combined impact of the mill shutdown and increases in contract mining costs. Adjusted gross profit more than trebled to
$23 million compared with $7 million in 2006, largely as a result of the higher gold price received.
Attributable capital expenditure for the year amounted to $23 million which was significantly up on the $5 million spent in 2006. The increased capital expenditure was spent primarily on the plant expansion and other items.
The expansion project, which will increase current plant capacity by about 15%, was a highlight of the year with additional staff being located on site to progress with detailed design work and preparation for the mobilisation of the main contractors. Construction of the expansion project advanced with the appointment of the civil contractor and completion of the tender for the structural mechanical and process piping component of the project. The electrical and instrumentation contracts are yet to be tendered. By year-end, good progress had been made with the earthworks and infrastructure for the new crushing plant, ball mill and thickener areas.
Long lead items such as the gyratory crusher, ball mill shell and other relevant equipment arrived on site before year-end. The project is expected to be commissioned during the fourth quarter of 2008.
Growth prospects:
The mine has limited growth prospects on surface. The scoping study to evaluate the viability of exploiting the considerable low-grade mineral resources of other properties lying in the Tarkwaian conglomerates that extend below the economic limits of the existing pits was not pursued during the year. However, the recent surge in the gold price has caused renewed interest in evaluating this prospect further. Additional drilling is planned to be carried out in 2008 to give more confidence to existing data and the scoping study will subsequently be progressed to pre-feasibility stage.
Outlook:
Production at Iduapriem is projected to increase to between 215,000 ounces and
230,000 ounces in 2008, mainly as a result of the commissioning of the expansion project towards the end of the year and the projected improved performance of the existing crushing and milling circuits. A scats treatment project will also be initiated to bring in additional ounces which would otherwise have remained unused in stockpiles targeted for processing at the end of mine life.
Total cash costs are estimated to be in a range of $395/oz to $405/oz and capital expenditure will be around $42 million, to be spent primarily on the expansion project and tailings dam.

Annual Financial Statements 2007
Siguiri
2007
2006
2005
Pay limit
(oz/t)
0.03
0.03
0.02
(g/t)
0.95
0.94
0.55
Recovered grade*
(oz/t)
0.031
0.032
0.035
(g/t)
1.05
1.08
1.21
Gold production
(000oz)  – 100%
330
301
289
– 85%
280
256
246
Total cash costs
($/oz)
464
399
301
Total production costs
($/oz)
599
552
414
Adjusted gross profit
($m)
– 100%
14
4
15
– 85%
9
–
12
Capital expenditure
($m)
– 100%
21
16
36
– 85%
18
14
31
Total number of employees
2,917
2,708
1,978
Employees
1,537
1,541
1,170
Contractors
1,380
1,167
808
* open-pit operations
Review of operations – Guinea
Siguiri
Description:
AngloGold Ashanti has an interest of 85% in Siguiri and the government of Guinea,
15%. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the north-east of the Republic of Guinea, West Africa, about 850 kilometres from the capital city of
Conakry. The nearest major town is Siguiri (some 50,000 inhabitants), located on the banks of the
Niger River. All ore and waste is mined by a mining contractor and the ore is processed using carbon-in-pulp (CIP) and heap-leach processes. Siguiri mines two types of gold deposits, laterite and in situ quartz-vein related mineralisations.
Safety:
Overall safety standards improved at Siguiri with an LTIFR for the year of 0.41 per million hours worked (2006: 0.77). No fatalities were recorded.
Operating review:
Attributable production increased by 9% to a record 280,000 ounces in 2007
(2006: 256,000 ounces), which was more than had been planned.
Total cash costs were again considerably higher at $464/oz (2006: $399/oz), due to higher royalty payments which are a function of the significantly higher gold price, and higher fuel costs. Siguiri is currently in discussion with the Guinean government regarding the relationship between fuel prices and the exchange rate. Compounding the problem of rising costs is that the increase in local labour costs, together with the appreciation of the Guinean franc against the dollar, has changed the cost profile and labour costs now account for a greater proportion of total costs.
AngloGold Ashanti has one gold mining operation,
Siguiri, in the Republic of Guinea. Siguiri produced
280,000 attributable ounces of gold in 2007, equivalent
to 5% of group production.

The CIP plant had a consistently good operation in 2007. A total of 9.8 million tonnes of ore was processed for the year with plant availability of 91.6% and a recovery rate of 94.2%.
Adjusted gross profit for the year increased to $9 million having broken even in 2006. The increase in the gold price received for the year had a beneficial effect on profits and helped to offset increases in production costs. Attributable capital expenditure for the year amounted to
$18 million.
Growth prospects:
It is expected, with the exploration at Kintinian and Sintroko nearing completion, that an additional 1.3 million ounces will be converted to reserves in early 2008.
Regarding the CIP plant, the design of a second gravity concentrator and de-gritting facilities are being finalised and will be installed during 2008; these are expected to improve productivity.
Outlook:
Attributable gold production for 2008 is projected to be between 260,000 and
270,000 ounces with total cash cost ranging from $475/oz to $485/oz. Capital expenditure of
$16 million is scheduled for 2008.
Contribution to attributable
group production in 2007 (%)
Siguiri
5%
Other Africa (excluding SA)
25%
Rest of the world
70%

Ownership of these three operations is as follows:
Sadiola: AngloGold Ashanti and IAMGOLD each have a stake of 38% while the government of Mali has a stake of 18% and the International Finance Corporation, 6%.
Yatela: this operation is owned by Société d’Exploration des Mines d’Or de Yatela SA, a joint venture in which AngloGold Ashanti and IAMGOLD each have an effective holding of 40% and the government of Mali, 20%.
Morila: this is a joint venture between AngloGold Ashanti and Randgold Resources in which each has a 40% interest. The remaining 20% is held by the Malian government.
Sadiola
Description:
Sadiola is situated in the far south-west of the country, 77 kilometres to the south of the regional capital of Kayes. Mining takes place in five open pits and the ore mined is treated and processed in a 435,000Mtpm (5.2Mtpa) CIP gold plant.
Safety:
Overall safety standards were maintained at Sadiola with an LTIFR for the year of
1.11 (2006: 1.02). No fatalities were recorded.
Operating review:
Attributable production at Sadiola declined year-on-year by 26% to
140,000 ounces (2006: 190,000 ounces). While there was a steady increase in production during the course of the year, this failed to make up for the sharp drop which had occurred during the
88
Annual Financial Statements 2007
Sadiola
2007
2006
2005
Pay limit (oz/t) 0.08 0.06 0.05
(g/t) 2.46 1.98 1.80
Recovered grade (oz/t) 0.081 0.094 0.080
(g/t) 2.76 3.22 2.73
Gold production (000oz)  – 100% 369 500 442
– 38% 140 190 168
Total cash costs ($/oz) 414 270 265
Total production costs ($/oz) 462 335 336
Adjusted gross profit ($m) – 100% 63 129 53
– 38% 24 49 20
Capital expenditure ($m) – 100% 16 11 18
– 38% 6 4 7
Total number of employees – 100% 1,529 1,294 1,245
Employees 618 589 584
Contractors 911 705 661
Review of operations – Mali
AngloGold Ashanti has interests in three gold mining
operations, all of which it manages in Mali. They are
Sadiola, Yatela and Morila. The Malian operations
together produced 441,000 attributable ounces of gold
in 2007, equivalent to 8% of group production.

first quarter of the year. This decline in the throughput of tonnes was a result of plant optimisation to improve recovery of sulphide ores. The decline in the grade of feed to the plant was a result of a decision to withhold high-grade sulphide feed prior to the commissioning of the gravity circuit at the concentrator in December 2007. Consequently, total cash costs rose sharply by 53% to
$414/oz (2006: $270/oz).
Adjusted gross profit was also down as a result, declining by 51% on the year to $24 million (2006:
$49 million), mainly as a result of the reduced level of gold sales.
Total capital expenditure of $16 million – attributable $6 million – was spent during the year.
A new gravity circuit was installed at the metallurgical plant to improve the recovery rates for the sulphide ores.
Growth prospects:
Various options are to be reviewed in the coming year to improve current assumptions in the Deep Sulphide Project concerning mining method, scale, energy, and metallurgical recovery in order to convert the vast indicated resource below the main pit into reserve.
A significant improvement was made in the understanding of sulphide ore recovery in 2007 and the commissioning of the new gravity circuit at the concentrator towards the end of 2007 will enable recovery of the very high-grade sulphide ores on stockpile in 2008.
Outlook:
Attributable production at Sadiola is projected to be between 155,000 and
160,000 ounces at a total cash cost of between $455/oz and $465/oz. Capital expenditure is planned to be $9 million ($3 million attributable).

Annual Financial Statements 2007
Yatela
2007
2006
2005
Pay limit
(oz/t)
0.04
0.06
0.05
(g/t)
1.37
1.79
1.66
Recovered grade
(oz/t)
0.101
0.120
0.087
(g/t)
3.46
4.12
2.99
Gold production
(000oz)  – 100%
301
352
246
– 40%
120
141
98
Total cash costs
($/oz)
322
228
263
Total production costs
($/oz)
381
299
340
Adjusted gross profit
($m)
– 100%
75
110
27
– 40%
30
44
11
Capital expenditure
($m)
– 100%
5
3
5
– 40%
2
1
2
Total number of employees
– 100%
903
878
910
Employees
265
203
210
Contractors
638
675
700
Review of operations – Mali continued
Yatela
Description:
Yatela is situated some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of Kayes. This is a single pit operation. The ore mined is treated at a heap-leach pad together with carbon-loading. The carbon is then eluted and the gold smelted at nearby Sadiola.
Safety:
Overall safety standards improved at Yatela with an LTIFR for the year of 0.39 (2006: 0.43).
No fatalities were recorded.
Operating review:
Attributable gold production at Yatela declined by 15% to 120,000 ounces
(2006: 141,000 ounces). Mining from the bottom of the main pit was completed in July 2007, after which lower grade ore from the stockpiles was fed to the heap leach pad.
Total cash costs increased dramatically, to $322/oz as a result of the decline in gold production, the appreciation of the euro and the FCFA against the dollar, and higher fuel prices.
There was a decline in attributable adjusted gross profit to $30 million (2006: $44 million).
Capital expenditure of $5 million (attributable $2 million) increased in 2007 and was spent mostly on additional leach pads to accommodate the extension in the life of mine.
Growth prospects:
The push back 7 project will allow the operation to access the bottom of the main pit in 2009.
Outlook:
Attributable production at Yatela is projected to decrease to between 63,000 and
73,000 ounces. Total cash costs are expected to rise to between $518/oz and $528/oz as a result of the expected grade-related decline in gold production. Capital expenditure of $6 million
($3 million attributable) is planned to to be spent mostly on additional leach pads.
Morila
Description:
The Morila mine is situated some 180 kilometres by road south-east of Bamako, the capital of Mali. Open-pit mining takes place at five cuts within one pit. The current focus is on cuts
4 and 5. At its peak, the Morila pit will be approximately 1.4 kilometres by 1 kilometre and up to
240 metres deep. The plant, which comprises a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 350,000tpm and 4.2Mtpa.

Safety:
Overall, the level of lost-time injuries was maintained at Morila with an LTIFR for the year of 0.57 per million hours worked (2006: 1.42). The OSHAS 18001 Safety Management certification was achieved by November 2007. Sadly, the Morila team lost two fellow colleagues on 9 February during an explosion caused by the inadvertent mixing of two chemicals. This resulted in a FIFR for the year of 0.57 per million hours worked (2006: 0).
Operating review:
Attributable gold production at Morila decreased by 13% to 180,000 ounces
(2006: 207,000 ounces), with the significant increase in production in the second half of the year not quite making up for the losses recorded in the first half of the year. The initial fall in production levels was a result of a decline in the recovered grade which improved markedly later in the year with the mining and processing of higher grade ore.
Mining production efficiencies improved significantly in the second half of 2007 as highlighted by the achievement of 1,001,444 BCMs in September month. The optimal use of in-pit backfill
(leaving waste in the pit) resulted in significant savings and an increase in mining production.
Total cash costs increased by 27% to $350/oz largely owing to the decline in production and an increase in cash costs caused by higher fuel costs and a weakening in the dollar against the FCFA and the euro. As a result, fuel, local salaries, mining contractor and certain reagent costs increased significantly.
Adjusted gross profit for the year decreased by 27% to $38 million (2006: $52 million) primarily as a result of the decline in gold production and increased production costs. Capital expenditure of
$1.3 million (attributable $0.5 million) in 2007.
Growth prospects:
Good progress was made with the current drilling programme and broad zones of mineralisation have been identified along the eastern margin of the pit at a depth
(565 metres). A follow-up drilling programme for this area will be proposed for 2008. A pitting programme in the Sokela area, situated 8 kilometres south-west of the main pit is progressing well.
This programme will establish the feasibility of drilling in this area.
Outlook:
In 2008, attributable production at Morila is projected to be between 182,000 and
187,000 ounces while total cash costs are forecast to increase to between $361/oz and $371/oz.
Capital expenditure of $4 million ($2 million attributable) is planned.
Morila
2007
2006
2005
Pay limit (oz/t) 0.08 0.08 0.07
(g/t) 2.46 2.41 2.27
Recovered grade (oz/t) 0.098 0.113 0.158
(g/t) 3.36 3.88 5.41
Gold production (000oz)  – 100% 450 517 655
– 40% 180 207 262
Total cash costs ($/oz) 350 275 191
Total production costs ($/oz) 421 349 293
Adjusted gross profit ($m) – 100% 95 130 96
– 40% 38 52 39
Capital expenditure ($m) – 100% 1.3 3 5
– 40% 0.5 1 2
Total number of employees – 100% 1,686 1,575 1,183
Employees 498 500 478
Contractors 1,188 1,075 705

Annual Financial Statements 2007
Navachab
2007
2006
2005
Pay limit (oz/t) 0.04 0.04 0.05
(g/t) 1.22 1.29 1.65
Recovered grade (oz/t) 0.046 0.053 0.060
(g/t) 1.56 1.81 2.05
Gold production (000oz) 80 86 81
Total cash costs ($/oz) 419 265 321
Total production costs ($/oz) 479 348 326
Adjusted gross profit ($m) 13 22 10
Capital expenditure ($m) 6 5 5
Total number of employees 409 313 315
Employees 409 313 315
Contractors – – –
Review of operations – Namibia
Navachab
Description:
The Navachab mine is situated near Karibib and 170 kilometres north-west of
Windhoek in Namibia, on the south western cost of Africa. Navachab is an open-pit mine and its processing plant, with a production capacity of 120,000tpm, includes mills, carbon-in-pulp
(CIP) and electrowinning facilities.
Safety:
Overall safety standards were maintained at Navachab with an LTIFR for the year of
4.59 (2006: 4.09). No fatalities were recorded.
Operating review:
Production declined in line with expectations to 80,000 ounces in 2007 (2006:
86,000 ounces).
Mining volumes declined mainly due to a lack of drill availability, from 7.8Mt in 2006 to 7.3Mt.
Plant-production went up from 1.5Mt in 2006 to 1.6Mt in 2007 in line with expectations. Feed grade fell by 15% between 2006 and 2007.
Drill performance and drill capacity affected mining throughput as did the loss of skills to local and international competitors. Grades were relatively low as the operation continued to strip the east pushback while metallurgical recovery was lower than expected.
Total cash costs rose by 58% to $419/oz. This increase was caused by an increase in the cost of labour, explosives and the grade-related decline in gold production.
AngloGold Ashanti has one gold mining operation in
Namibia, namely Navachab, which is wholly owned.
In 2007, Navachab produced 80,000 ounces of gold,
equivalent to 1% of group production.

Adjusted gross profit declined to $13 million from $22 million in 2006, largely as a result of the significant increase in costs which offset benefits of the higher gold price received. Capital expenditure for the year was $6 million (2006: $5 million).
Growth prospects:
Work on the west pushback expansion is currently underway. This is expected to add another seven years to the life of the mine. Work on the dense media separation (DMS)
plant is also at an advanced stage.
Exploration aimed at increasing geological confidence will continue. Brownfields exploration projects will also increase the resource and the reserve base.
Outlook:
Gold production for 2008 is projected to increase to between 75,000 and 80,000 ounces at a total cash cost in a range of $520/oz to $530/oz. Capital expenditure of $34 million is scheduled for 2008, of which 62% will be spent on the DMS plant ($17 million) and heavy mining equipment rebuilds ($4 million). Benefits of the DMS plant will be realised from 2009 onwards.

Annual Financial Statements 2007
Geita
2007
2006
2005
Pay limit (oz/t) 0.09 0.13 0.07
(g/t) 3.04 4.16 2.27
Recovered grade (oz/t) 0.059 0.049 0.092
(g/t) 2.01 1.68 3.14
Gold production (000oz) 327 308 613
Total cash costs ($/oz) 452 497 298
Total production costs ($/oz) 601 595 387
Adjusted gross profit (loss) ($m) 6 (2) 9
Capital expenditure ($m) 27 67 78
Total number of employees 3,226 3,220 2,280
Employees 2,304 2,043 1,066
Contractors 922 1,177 1,214
Review of operations – Tanzania
Geita
Description:
The Geita gold mine is situated 80 kilometres south-west of the town of Mwanza in the north-west of Tanzania. The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open-pit operation with further underground potential which is currently serviced by a 6Mtpa carbon-in-leach (CIL) processing plant. Standard open-pit mining methods are employed; hard overburden is drilled and blasted hydraulic excavators are used to load waste material into a fleet of large dump trucks exposing the gold bearing ore material which is directed to the processing plant.
Safety:
Overall safety standards were maintained at Geita with an LTIFR for the year of
0.68 (2006: 0.63). No fatalities were recorded.
Operating review:
Production at Geita is gradually improving year on year following the serious decline in production in 2006. This was exacerbated by the collapse of part of the Nyankanga pit sidewall during the first quarter of 2007, which covered a portion of the higher grade orebody. Gold production increased from 308,000 ounces in 2006 to 327,000 ounces in 2007, an increase of 6%. The average grade of ore processed increased from 1.68g/t in 2006 to
2.01g/t in 2007. The collapse of the Nyankanga pit in the first quarter delayed access to the higher grade exposed ore in this area and resulted in the mining plan for the year being revised.
Production and tonnage throughput in particular was further aggravated by wet ore, mill lubrication problems and a major shutdown of the primary crusher for planned maintenance as well as damage to the ball mill discharge which led to reduced processing plant availability.
There was a considerable improvement in the third quarter of 2007 as Nyankanga ore was accessed, however, grades were not sustainable, the material was harder and as a result plant throughput was reduced and fourth quarter gold production suffered as a result.
AngloGold Ashanti has one gold mining operation in
Tanzania, Geita, which produced 327,000 ounces of
gold in 2007, equivalent to 6% of group production.

Total cash costs fell by 9% to $452/oz with the increased level of production. Reduced expenditure on equipment re-builds and contractor services also contributed to the containment of costs. Adjusted gross profit was $6 million (2006: loss of $2 million), boosted by the increase in gold production, and the higher gold price received for the year. Capital expenditure for 2007 was $27 million (2006: $67 million).
Growth prospects:
At the end of 2007 advanced grade control drilling had begun at the Star
& Comet project in preparation to start mining in the second quarter of 2008. The adjacent
Roberts project will begin mining towards the end of 2008. Exploration activities during 2007 focused on strike additions at Area 3 and the detection of regolith gold anomalies below laterite cover via air core drilling. Early results suggest the potential for an approximately
1.7 kilometre zone of mineralisation on-strike at Area 3 and this will be infill drilled during 2008 to bring it into resource. The regolith programme identified a 2 kilometres gold in saprolite anomaly that requires follow-up drilling.
Metallurgical testwork continued during 2007 to identify a processing route for refractory ores at
Matandani Kukuluma which still contain significant potential. A scoping study into the underground potential at Nyankanga and Geita Hill began in 2007.
Outlook:
Gold production for 2008 is projected to increase to between 330,000 and
340,000 ounces at a cost ranging from $605/oz to $615/oz. Mill throughput and gold recoveries will be a key focus area to contain unit cash operating costs within an inflationary consumable environment. Capital expenditure of $64 million is scheduled for 2008. Expenditure is focused on continued equipment replacement within the mining arena as well as other value adding projects.

Annual Financial Statements 2007
Cripple Creek & Victor
2007
2006
2005
Pay limit
(oz/t)
0.01
0.01
0.01
(g/t)
0.34
0.34
0.34
Recovered grade
(oz/t)
0.016
0.016
0.018
(g/t)
0.53
0.54
0.62
Gold production
(000oz)
282
283
330
Total cash costs
($/oz)
269
248
230
Total production costs
($/oz)
372
356
333
Adjusted gross profit
($m)
74
23
17
Capital expenditure
($m)
23
13
8
Total number of employees
405
369
357
Employees
338
325
313
Contractors
67
44
44
Review of operations – United States of America
Cripple Creek & Victor (CC&V) is a joint venture in which AngloGold Ashanti has a 67% interest and Golden Cycle Gold Corporation holds the balance of 33%. AngloGold Ashanti is the manager of CC&V and has a 100% interest in the gold produced by CC&V until the loans extended to the joint venture are repaid. Subsequent to year-end, on 14 January 2008, AngloGold Ashanti announced the execution of an Agreement and Plan of Merger in order to acquire 100% of Golden
Cycle Gold Corporation, thus owning 100% of CC&V. The closing of that transaction is anticipated
Cripple Creek & Victor is AngloGold Ashanti’s sole
operation in the United States. In 2007, Cripple Creek &
Victor produced 282,000 ounces of gold, 5% of group
production.

to be completed in the second quarter of 2008 subject to various matters including approval by
Golden Cycle Gold Corporation’s shareholders, satisfaction of certain closing conditions, and receipt of all necessary regulatory approvals.
Cripple Creek & Victor
Description:
Located in the state of Colorado in the United States, CC&V’s Cresson mine is a low-
cost, open-pit mining operation which treats the ore mined by means of a heap-leach pad, which is one of the largest in the world. Production began here in 1994.
Safety:
As at March 2007, CC&V had reported 43 months without a single lost-time injury. This record was unfortunately interrupted in the second quarter of the year when there was one lost-
time accident. Consequently, the LTIFR for the year was 3.00 per million hours worked (2006: 0.0).
No fatalities were recorded this year.
The DuPont Safety Training (STOP) programme implemented in 2003 and the risk-based safety management system implemented in 2005 continue to have very positive safety results. An extension of the STOP programme, called Train the Trainers, was implemented in 2007 to continue to enhance safety at CC&V. The programme is designed to prepare supervisors for peer training prior to crew training.
Operating review:
In 2007, production at CC&V fell marginally to 282,000 ounces from
283,000 ounces in 2006. A total of 23Mt were placed on the heap-leach pad. The decline in production was a result of the greater distance over which the gold-bearing-leach solution had to be transported from the higher stacked ore to the leach-pad liner. This decline was compounded in the third quarter by delayed production from the leach-pad stacking levels.

Annual Financial Statements 2007
Review of operations – United States of America continued
Overall, there was an increase in total cash costs of 8% to $269/oz from $248/oz in 2006, principally as a result of rising commodity costs, and of diesel fuel in particular. A decrease in costs due to lower contractor costs was more than made up for by increases in fuel costs as oil prices hit record levels on global markets and creeping inflation in the general US economy.
The higher gold price received contributed to a 222% increase in adjusted gross profit to
$74 million. Capital expenditure for the year amounted to $23 million (2006: $13 million).
Growth prospects:
Development drilling, engineering analysis and permitting requirements for the mine life extension project are currently under review. The proposed extension is to include the development of new sources of ore and an extension to the additional heap leach facility.
Outlook:
Gold production for 2008 is projected to increase to between 290,000 ounces and
300,000 ounces at a total cash cost ranging from $298/oz to $308/oz. Operational initiatives have been taken to minimise growth in the leach-pad gold inventory in 2008. Capital expenditure of
$28 million is scheduled for 2008, to be spent mostly on major mine equipment purchases and the mine life extension project.

Research and development
A combination of collaborative and in-house research is
adopted. Collaborative partners include research organisations, universities, mining companies, mining service providers and contractors.
In addition, AngloGold Ashanti’s wholly owned subsidiary, ISS
International Ltd, (ISSI), is a global company specialising in seismic monitoring of mines, engineering structures and
earthquakes. The company initiates and undertakes both broad-
based and focused research and development to enhance the
safety of those working in mining by developing effective
monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment.
AngloGold Ashanti is a signatory of the International Cyanide
Management Institute (ICMI) and is committed to reaching
compliance with the International Cyanide Management Code.
All processing operations group-wide have been audited in-
house. Following external audits during 2007, seven operations were certified by the ICMI to fully comply with the provisions of the International Cyanide Management Code.
Extensive cyanide speciation studies have been conducted in
collaboration with Mintek in Johannesburg at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material. Continuing projects cover cyanide measurement and
control, cyanide recovery and cyanide destruction.
A project evaluating the impacts of hypersaline water and
cyanide on wildlife and the environment is under way in Australia in collaboration with ACMER. The results of this project have enabled Sunrise Dam to meet the stringent requirements of the
International Cyanide Management Code regarding the
management of cyanide in tailings.
The AuTEK project to develop new industrial uses for gold is based at Mintek. AngloGold Ashanti continues to support the
catalysis initiative within the programme. This involves gold catalyst development for carbon monoxide oxidation, for use in fuel cells and in photocatalysis. A pilot plant for the production of gold catalyst is under construction. Close working relationships have been established with potential end users. Promising
applications include gas masks, catalytic converters for diesel engines and catalysis of a variety of industrial chemical reactions.
Geology initiatives include:
The development of a pneumatic sampler for underground
use;
A digital terrain modelling system for proper representation of
3D data on underground plans, particularly in steeply dipping areas;
Geometallurgical mapping and mine modelling to
systematically produce metallurgical orebody domains;
A hydrothermal project to understand chemical
characteristics of ores and their potential impacts on
processing and recovery;
Risk-based mine planning using conditional simulation
techniques; and
Integration of software used for geological mapping and
modelling.
AngloGold Ashanti’s research and development
programme includes a range of initiatives
in geology, mining, processing, engineering,
safety, environment, marketing and knowledge
management.

Mining initiatives include:
Improving short-term seismic hazard assessment through
improved numerical modelling capability;
Improving tunnel support systems in deep, seismically active mines through a destructive proof-testing approach;
Development of an oscillating disc cutter to be mounted on
a four wheel drive vehicle for underground face sampling;
Development of micro-seismic monitoring for pit wall stability as a backup monitoring system; and
Sirovision project to import 3D digital photography into
geological mapping software and from there to geological
design software.
Processing initiatives include:
Thiosulphate leaching of gold as a development of a non-
cyanide gold extraction process;
Use of digital camera technology to measure mill feed size,
using this information to improve mill process control;
Establishing uranium leaching conditions for maximum
extraction of uranium from the Vaal River operations;
The Amira P9N comminution technology project which
comprised site work on mill performance on two process
plants in South Africa;
Amira P420 gold processing project on refractory ore
treatment, thiosulphate leaching, cyanide and the
environment, gravity recovery and modelling of leaching
circuits;
Amira P266 thickening project, improving thickener
performance using discrete element analysis and modelling.
A novel thickener feed well design has been developed from
the results of this project and a pilot-scale thickener and feed well is being tested at Sunrise Dam for model validation;
Evaluation of optical sorting as a method for upgrading ore
streams or waste rock dumps; and
Thickened tailings beach slope angle modelling to improve
tailings facility management.
Other initiatives include:
Monitoring real-time corrosion rates in uranium plant elution columns;
Void-filling using aerated cement walls for improved
management of heat, radiation and ventilation; and
Automated in-stope water-blast to reduce silica dust
exposure in stopes.
Research and development continued

Annual Financial Statements 2007

Global exploration
Total exploration expenditure in 2007 amounted
to $167 million, of which $92 million was spent
on greenfields exploration and the balance of
$75 million on brownfield sites. The main aim of
both exploration programmes is to identify new
resource ounces of gold that are attributable to
AngloGold Ashanti.
Operations with
brownfields exploration
Gramalote
Colosa
Tropicana
Brasil
Tau Lekoa
Iduapriem &
Teberebie
The main focus of AngloGold Ashanti’s 2007 exploration
programme was on greenfields exploration, i.e. exploration in new terrains, notably in Australia, Colombia, and the Democratic
Republic of Congo (DRC). Brownfields exploration, which is
aimed at identifying replacement ounces for production, was
undertaken around most current operations, with the most
successful programmes being undertaken in Ghana, the United
States of America, Australia, and Guinea.
Greenfields exploration activities were undertaken in seven
countries – Australia, China, Colombia, the DRC, Laos, the
Philippines and Russia – during 2007. A total of 378,014 metres of diamond, reverse circulation, and aircore drilling was
completed during the year, drill testing existing priority targets and delineating new targets in Australia, Colombia, and the DRC.
Greenfields activities in Russia, China, Laos, and the Philippines were predominantly undertaken through joint ventures and
Location of AngloGold Ashanti’s exploration programme

strategic alliances, with exploration activities in Laos eventually being discontinued in late-2007. While the discovery of new
long-life, low-cost mines remains the principle aim of the
greenfields exploration programme, AngloGold Ashanti is also committed to maximising shareholder value by exiting from or selling those exploration assets that do not meet its internal growth criteria and by opportunistically investing in prospective junior exploration companies.
A total of 6.95 million attributable ounces of gold (9.1 million ounces of gold on a 100% basis) of JORC-standard Inferred and
Indicated Resources were delineated by AngloGold Ashanti’s
greenfields exploration teams to 31 December 2007, at three
prospects – Tropicana (Western Australia), Mongbwalu (DRC),
and Gramalote (Colombia). In addition, a significant drill
programme and conceptual study are concurrently being
undertaken at AngloGold Ashanti’s 100%-owned Colosa project
in Colombia. The brownfields exploration programme for 2007
successfully added an additional 7.9 million ounces of gold to the company’s Mineral Resource.
In 2008, exploration expenditure is expected to be some
$185 million, with $77 million of this budgeted to be spent on greenfields exploration.
Argentina
At Cerro Vanguardia, reconnaissance drilling continued on veins identified by regional mapping and geophysics. Drilling to extend some of the current ore shoots was successful and added
0.35 million ounces of gold and 6 million ounces of silver to the
Mineral Resource.
Australia
Brownfields:
At Sunrise Dam, brownfields exploration continues
to focus on increasing the underground Mineral Resource
inventory and increasing the confidence category of Mineral
Resources so that Ore Reserve conversion can occur.
At Boddington Gold Mine, a maximum of seven diamond drill rigs were employed during the year to complete a total of 121,212 metres of drilling in 151 holes targeting in-pit Mineral Resource conversion and near-pit Resource extensions. By the end of 2007, attributable Ore Reserves were increased by 1 million ounces to
5.5 million ounces of contained gold. Since project approval in early 2006, attributable additions of 2.1 million ounces of
contained gold of Mineral Resource and 1.7 million ounces of contained gold of Ore Reserve have been made.
Greenfields:
The Tropicana Joint Venture covers approximately
12,000 kilometres and is located to the east and north-east of
Kalgoorlie in Western Australia. The Joint Venture held by
AngloGold Ashanti Australia Limited and Independence Group NL.
AngloGold Ashanti holds a 70% managing interest in the joint venture with Independence Group NL free carried until completion of the pre-feasibility study. However, Independence has agreed to co-fund certain activities prior to the completion of the pre-
feasibility study to ensure timely development of the project.
Drilling continued at the Tropicana prospect in 2007 with the mineralisation identified in the Tropicana-Havana zones moving into prefeasibility study assessment in May. The study is focused on assessing the viability and options for developing an open-pit gold mining operation. The Mineral Resource model for the pre-
feasibility study was completed and an initial open-pit Mineral
Resource (Inferred and Indicated) of 62.8Mt at 2.01g/t was
announced in December 2007. The Mineral Resource was
estimated using the assay data from nearly 141,000 metres of diamond and reverse circulation drilling at drill-hole spacings
50 metres by 50 metres and closer.
Reconnaissance exploration continues in parallel throughout
the Tropicana joint venture tenements with a number of
prospects identified by auger sampling and aircore drilling
over a 40 kilometres strike trend north and south of the
Tropicana prospect. Significant results have been obtained
from limited aircore and reverse circulation drilling at the
Beachcomber prospect, located approximately 200 kilometres
south of the Tropicana prospect.
Brazil
At Córrego do Sítio, drilling of underground deposits continued.
A total of 40,500 metres were drilled during 2007 and were
aimed at defining new orebodies and upgrading the level of
information of known orebodies. Drilling concentrated on the
Laranjeiras and the Paraiso orebodies. At Lamego, a total of
24,400 metres were drilled. The drilling consisted of a
combination of deep drilling targeted at the depth extension of the Cabeca de Pedra and Arco da Velha orebodies, surface infill drilling at Arco da Velha and underground infill drilling at
Carruagem. Regional geophysics, mapping and sampling
continued.
At Serra Grande, in October 2007 a new deposit, Orebody
Pequizáo, was identified between Mina Nova and Mina III. Drilling continues and a significant high-grade deposit is being targeted.

Annual Financial Statements 2007
Global exploration continued

The current drill spacing is in the order of 200 metres by
50 metres. An aggressive targeting and follow up exploration programme over the lease area is planned for 2008.
China
AngloGold Ashanti has entered into three co-operative joint
ventures (CJVs) with local partners at Yili-Yunlong (Xinjiang province), Jinchanngou (Gansu province), and Pingwu
(Sichuan province). Business licences have now been issued
by the respective local authorities for the Yili-Yunlong and
Jinchanggou CJVs (with systematic ground exploration now
under way), whereas the business licence for the Pingwu CJV
is expected to be issued in early 2008.
A short (1,053m) diamond drill programme was completed on
the Yili-Yunlong CJV in late-2007. The primary objective of this drill programme was to test the vertical continuity of
outcropping gold-copper mineralisation, however, drilling only succeeded in intersecting weakly anomalous mineralisation at depth. At Red Valley (Qinghai), assay results from the
3,300 metres diamond-drill programme were also reviewed
and confirmed the presence of only low-grade gold
mineralisation within the principal targets. As a result,
AngloGold Ashanti has elected to withdraw from earning into
this CJV.
Colombia
Regional exploration and target generation activities continued
in Colombia during 2007. A conceptual economic study was
also completed on the bulk-tonnage Gramalote prospect
(Antioquia Department), where an Inferred Mineral Resource
(100% basis) of 57.8Mt @ 1.14g/t Au (using a 0.5g/t Au cut-off)
– for a total of 2.12 million ounces of gold – was delineated. The
Inferred Mineral Resource for Gramalote was calculated using the assay data derived from the 13,060 metres of diamond
drilling (in 43 drill holes) – plus adit sampling – completed to end-2007. On 14 February 2008, AngloGold Ashanti
announced the signing of a binding agreement with B2Gold
Corp, in which B2Gold will have the option to earn into 51% of the Gramalote Project. AngloGold Ashanti will be issued
25 million shares and 21.4 million warrants in B2Gold Corp in exchange for this additional interest in Gramalote and certain other mineral properties in Colombia.
Resource delineation drilling was also undertaken at
AngloGold Ashanti’s 100%-owned Colosa porphyry gold
prospect (Tolima Department). To the end of December
2007, approximately 12,000 metres of diamond drilling (42 drill holes) had been completed at Colosa. Additional drilling and a conceptual study are currently being undertaken at Colosa.
An Inferred Mineral Resource is expected to be announced
during 2008.
In July 2007, Antofagasta PLC provided AngloGold Ashanti
with written notification of its intention to withdraw from the La
Vega – Mocoa (Southern Colombia) joint venture. While the
field programme had been successful in identifying a number
of gold anomalies (all of which are currently being followed-up by AngloGold Ashanti), no significant base metal anomalies of interest to Antofagasta were identified.
Democratic Republic of Congo (DRC)
Exploration activities undertaken in the 10,000 square
kilometres Concession 40 tenement (Ituri Province, north-
eastern DRC) included
the advancement of resource delineation drilling on the
known mineralisation at Mongbwalu; and
the start of regional target generation and evaluation
activities between AngloGold Ashanti (86%) and OKIMO
(14%), in which AngloGold Ashanti manages all
exploration activities and OKIMO retains a free carried
interest to production.
A conceptual economic study for the Mongbwalu deposit was
completed by the end of 2007, and confirmed an initial open
pittable Inferred Mineral Resource of 33Mt @ 2.68g/t Au (using a 0.5g/t Au cut-off) for 2.93 million ounces of gold (100%
basis) at Mongbwalu. The initial resource area lies within a polygon that covers both the Adidi sector and the Socumoto
sector (which is located about 1 kilometres to the south-east of the past-producing Adidi mine). The conceptual study
utilised the assay data from the 88,000 metres of diamond and drilling that has been completed at Mongbwalu by AngloGold
Ashanti between mid-2005 and November 2007.
High-quality airborne geophysical data (airborne magnetics,
radiometrics, and electromagnetics) were acquired over
approximately 2,200 square kilometres (or nearly 25%) of
Concession 40, using both fixed-wing and helicopter-based
platforms. Interpretation of this geophysical data, in
conjunction with compilations of the known geology and
available geochemical data, form the basis of the regional
target generation process. Drill testing of the highest priority regional targets is expected to be undertaken during 2008.

Ghana
Drilling for the Obuasi Deeps project below 50 level
continued with the areas below KMS and Adansi Shafts being
targeted.
At Iduapriem, a total of 94 holes were drilled in Blocks 7 and 8 in an effort to upgrade the Inferred Mineral Resource to an
Indicated Mineral Resource. Modelling began in the fourth
quarter and results are awaited.
Guinea
Drilling at Siguiri in 2007 focused on infill drilling at the following deposits: Sintroko (8 kilometres south of the plant), Kintinian
(4 kilometres north), Foulata (45 kilometres north west) and the spent heap leach. Mineral Resource extension drilling continued
for the same deposits. Reconnaissance drilling was conducted to follow up on anomalies identified in Block 3 (35 kilometres north-east) and Block 4 (70 kilometres north-east). Surface
geochemical sampling began on four new exploration licences
situated to the north of the mine. An airborne electromagnetic survey was flown in the second quarter and follow up on the
identified targets has started.
Laos
The strategic exploration alliance in Laos between AngloGold
Ashanti and Oxiana Ltd expired in December 2007 and was not
extended by mutual agreement.
Mali
At Morila, the regional drilling programme of 92 holes was
completed during the first quarter and an intensive data
integration and interpretation phase started. Work supported by international researchers continues in order to optimise the exploration process. During the year, two diamond holes were drilled to the west of the pit to examine the continuity of the orebody between the main deposit and Samacline. A further four diamond holes were drilled in the fourth quarter to follow up on potential extensions to mineralisation in areas identified as being prospective. Minor geochemical and pitting programmes were
also conducted during the year.
At Sadiola, Phase 8 drilling, aimed at upgrading the Inferred high-grade zones of the main body and the footwall
mineralisation, was completed in the second quarter. A full
review of the geological model for the lease was completed and as a result two fence lines of diamond holes were drilled between the FE3 and FE4 deposits and through the FE4 deposit in order to follow up on potential mineralisation trends. Results are still awaited for this drilling. During the year Mineral Resource
delineation drilling was completed at Tembali South.
At Yatela, a small satellite to the main deposit was discovered to the north-west of the main pit and the final infill drilling is currently being completed. Definition drilling of the Dinguilou oxides was completed and modelling is on going. A programme to
investigate the deep sulphide breccias developed below the
main deposit was started during the year and will continue
in 2008.
Namibia
At Navachab, drilling concentrated on areas around the main
pit particularly to the north-west and the west and in the
Gecko Area. Promising results were obtained from the pit area and further drilling is planned in 2008. At Gecko, the central deposit was drilled to grade control spacing in order to test the continuity of the mineralisation and further drilling was conducted on the south, north and far north extension. A
stream sediment sampling programme was conducted, both
on and off lease, in order to follow up on previous work and to target new areas.
Philippines
Work continued on finalising the joint venture agreements with the two Red 5 prospects, Mapawa and Outer Siana. The start of detailed exploration at Mapawa currently awaits granting of a
Mineral Production Sharing Agreement (MPSA) by the Mines and
Geosciences Bureau in Manila.
Russia
Significant efforts were focussed on finalising the formation of the
Polymetal/AngloGold Ashanti strategic alliance. In June 2007,
AngloGold Ashanti concluded the purchase of Trans-Siberian
Gold’s interests in the Veduga and Bogunay projects in
Krasnoyarsk for a consideration of $40 million, with the objective of contributing these assets to the new strategic alliance.
In return, Polymetal has agreed to contribute two projects to the alliance – Imitzoloto and Eniseevskaya – with a value of
$16 million and to make an initial payment of $12 million to
AngloGold Ashanti. The Russian management company for the
strategic alliance, Zoloto Taigi, has now been registered. By end-
2007, the joint venture team had assumed management of
exploration activities in the four initial project areas (Bogunay,
Anenskoye and Veduga in the Krasnoyarsk region and
Aprelskovkoye in the Chita region). In addition, the joint venture

Annual Financial Statements 2007
Global exploration continued

had successfully acquired the 390 square kilometre Sovremenie
Prospect in the Krasnoyarsk region at auction.
AngloGold Ashanti continues to hold a 29.8% shareholding in
Trans-Siberian Gold (TSG), whose primary asset is the near-
production Asacha gold-silver project in Kamchatka.
South Africa
At Moab Khotsong, five surface diamond holes drilled during the year. MZA9 completed its initial deflections on the Vaal Reef and a long deflection to the east is under way. MGR7 completed its deflection programme on the Vaal Reef in the third quarter.
MMB5 continues to drill. MCY4 was reopened in the third
quarter and a long deflection to the east is currently being drilled.
MCY5 was also started in the third quarter and continues to drill.
Borehole G54, at Tau Lekoa, was started in the fourth quarter and deflection drilling continues.
Tanzania
At Geita, drilling at various levels continued at Kukuluma/
Matandani, Area 3 (south, central and west), the Lone Cone –
the Nyankanga Gap and the Nyakabale-Prospect 30 area.
An intensive phase of reconnaissance drilling was completed on various parts of the mining lease and will continue into 2008.
United States
At Cripple Creek & Victor in Colorado, drilling of the mine life extension project area continued during the year and was
concentrated on the Altman, Globe Hill, Schist Island and
Control Point areas. Development drilling was focused around
Cresson, South Cresson and Schist Island. A total of
94,996 metres in 452 holes were drilled.

Annual Financial Statements 2007
Mineral Resources
The 2007 Mineral Resource increased by 34.1 million ounces
before the subtraction of depletion. After a depletion of
8.1 million ounces, the net increase is 26.0 million ounces to give a total mineral resource of 207.6 million ounces. Mineral
Resources were estimated at a gold price of $700/oz in
contrast to the $650/oz used in 2006. The increased gold
price resulted in 17.5 million ounces being added to Mineral
Resource while successful exploration and revised modelling
resulted in a further increase of 14.2 million ounces. The
remaining change of 2.5 million ounces is the result of various other reasons.
Mineral Resources and Ore Reserves
as at 31 December 2007
Mineral Resources
Moz
December 2006
181.6
Reductions
Geita
Increase in cost (1.6Moz) and revision to estimation methodology (0.6Moz)
(2.3)
TauTona
Transfer of the shaft pillar Mineral Resource to Mponeng
(2.3)
Great Noligwa
Transfer of the shaft pillar Mineral Resource to Moab Khotsong
(1.8)
Kopanang
Decrease in grade as a result of the modelling of new sampling and drilling information
(1.6)
Sadiola
Increase in costs (0.6Moz) and revisions to methodology (0.1Moz)
(1.0)
Other
Total of non-significant changes
(2.3)
Additions
Gramalote
Successful greenfields exploration
1.6
Moab Khotsong
Transfers in from Great Noligwa and improved economics
2.3
Mongbwalu
Successful greenfields exploration
2.5
Tropicana
Successful greenfields exploration
2.8
Obuasi
Exploration below 50 level (1.3Moz) and completion of additional Mineral Resource modelling above 50 level
4.0
Cripple Creek & Victor
Primarily revisions to the methodology with contributions from improved economics and exploration
4.7
Mponeng
Improvement in economics increased the Ventersdorp Contact Reef Mineral Resource to the west, the Carbon Leader Reef down to 4,300mbd was included on the back of a technical and economic study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef
17.1
Other
Total of non-significant changes
2.3
December 2007
207.6
Ore Reserves and Mineral Resources are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral
Resources and Mineral Reserves (SAMREC 2000 Code). Mineral Resources are
inclusive of the Ore Reserve component unless otherwise stated.

Ore Reserves
Moz
December 2006 66.9
Reductions
Geita Reconciliation factors (0.8Moz), flattening of slopes (0.5Moz), modelling revisions
(0.2Moz) and costs (0.1Moz) (2.0)
Sadiola Impact of economic factors on deep sulphides and stockpiles (1.3)
Kopanang Drop in face value owing to the modelling of new drilling and sampling information (0.5)
Other Total of non-significant changes (1.7)
Additions
Iduapriem Purchase of an additional 15% of the operation from the Ghanaian government and the IFC, to bring ownership to 100% 0.2
Savuka Improved economic factors increase the life of mine 0.5
Navachab Improved economics have brought in an additional push-back to the west of the main pit 0.8
Siguiri Two new deposits (Kintinian and the spent heap) were proved up by drilling 0.8
Cripple Creek & Victor Extension to mine life 1.0
Boddington The upgrade of the inferred Mineral Resource within the pit shell based on drilling 1.0
Mponeng The inclusion of the Carbon Leader Reef Project below 120 level 3.4
Moab Khotsong The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the south-west of the current mine 3.8
Other Total of non-significant changes 0.3
December 2007 73.1
Ore Reserves
The 2007 Ore Reserve increased by 13.0 million ounces before the subtraction of depletion. After a depletion of 6.8 million ounces, the net increase is 6.2 million ounces to give a total
Ore Reserve of 73.1 million ounces.
A gold price of $600/oz was used for Ore Reserve estimates in contrast to the $550/oz used in 2006. The change in economic assumptions made from 2006 to 2007 resulted in the Ore
Reserve increasing by 6.2 million ounces while exploration and modelling resulted in an additional increase of 6.7 million ounces.

Mineral Resources and Ore Reserves continued

Annual Financial Statements 2007
By-products
Several by-products are recovered as a result of the processing of gold Ore Reserves.
These include 19.5 thousand tonnes of uranium from the South
African operations, 0.23 million tonnes of copper from Australia,
0.47 million tonnes of sulphur from Brazil and 31.0 million
ounces of silver from Argentina. Details of by-product Mineral
Resources and Ore Reserves are given in the supplementary
statistics document which is available on the corporate website,
www.AngloGoldAshanti.com.
Audit of 2006 Mineral Resource and Ore Reserve
statement
During the course of the year, the AngloGold Ashanti 2006
mineral resources and ore reserves for the following operations were submitted for external audit:
Mponeng
Geita
Obuasi
Morila
Sadiola
Yatela
Cuiabá
Cripple Creek & Victor
The company has been informed that the audit identified no
material shortcomings in the process by which AngloGold
Ashanti's Ore Reserves and Mineral Resources were evaluated.
During 2007, it was resolved to audit Mineral Resources and Ore
Reserves prior to publication. As a result the 2007 Mineral
Resources and Ore Reserves for the following operations were audited late in 2007:
Sunrise Dam
Cerro Vanguardia
Great Noligwa
Kopanang
Project Zaaiplaats (Moab deepening project)
The company has been informed that these audits identified no material shortcomings in the process by which AngloGold
Ashanti's Mineral Resources and Ore Reserves were evaluated.
It is the company's intention to continue this process so that its operations will be audited every three years on average.
Competent persons
The information in this report that relates to exploration results,
Mineral Resources or Ore Reserves is based on information
compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy
(AusIMM) or other recognised overseas professional
organisations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti exploration is:
E Roth, PhD (Economic Geology), BSc (Hons) (Geology),
MAusIMM, 17 years’ experience.
Competent persons for AngloGold Ashanti's Mineral Resources
are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons)
(Geology), MAusIMM, 22 years’ experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology),
Dip Data, Pr.Sci.Nat., MAusIMM, 28 years’ experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
CE Brechtel, MSc (Mining Engineering), MAusIMM, 32 years’
experience.
DL Worrall, ACSM, MAusIMM, 27 years’ experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral
Resource Management), PLATO, 21 years’ experience.
The competent persons consent to the inclusion of the
Exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
Notes
A detailed breakdown of the Mineral Resources and Ore
Reserves is provided in the report entitled, Supplementary
Information: Mineral Reserves and Ore Reserves, which is
available in the annual report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com) and may be downloaded
as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.

Ore Reserves by country
Metric
Imperial
Contained
Contained
Resource
Tonnes
Grade
gold
Tons
Grade
gold
as at 31 December 2007
category
million
(g/t)
tonnes
million
(oz/t)
million oz
South Africa Proved 21.5 7.58 162.8 23.7 0.221 5.233
Probable 216.4 4.12 891.2 238.6 0.120 28.652
Total 237.9 4.43 1,054.0 262.3 0.129 33.886
Argentina Proved 1.0 6.08 6.3 1.2 0.177 0.204
Probable 7.9 6.58 52.1 8.7 0.192 1.674
Total 9.0 6.52 58.4 9.9 0.190 1.879
Australia Proved 68.6 1.14 78.5 75.7 0.033 2.524
Probable 164.8 0.88 144.7 181.7 0.026 4.653
Total 233.4 0.96 223.2 257.3 0.028 7.176
Brazil Proved 8.9 6.75 60.1 9.8 0.197 1.934
Probable 4.9 5.99 29.1 5.4 0.175 0.937
Total 13.8 6.48 89.3 15.2 0.189 2.870
Ghana Proved 68.8 2.96 203.7 75.8 0.086 6.550
Probable 28.3 4.62 130.5 31.2 0.135 4.197
Total 97.0 3.44 334.3 107.0 0.100 10.747
Guinea Proved 21.3 0.59 12.6 23.5 0.017 0.405
Probable 89.6 0.77 69.2 98.7 0.023 2.225
Total 110.9 0.74 81.8 122.2 0.022 2.629
Mali Proved 9.0 2.18 19.7 10.0 0.064 0.634
Probable 7.1 2.57 18.3 7.9 0.075 0.590
Total 16.2 2.35 38.1 17.8 0.069 1.224
Namibia Proved 5.8 1.00 5.8 6.4 0.029 0.186
Probable 27.3 1.46 39.9 30.1 0.043 1.281
Total 33.1 1.38 45.6 36.5 0.040 1.467
Tanzania Proved 5.6 1.01 5.7 6.2 0.030 0.183
Probable 62.4 3.14 195.9 68.7 0.092 6.298
Total 68.0 2.96 201.6 74.9 0.086 6.481
United States Proved 107.9 0.96 103.8 118.9 0.028 3.339
Probable 47.6 0.92 44.0 52.5 0.027 1.414
Total 155.5 0.95 147.8 171.5 0.028 4.753
Total Proved 318.5 2.07 659.1 351.0 0.060 21.191
Probable 656.3 2.46 1,614.9 723.4 0.072 51.921
Total 974.7 2.33 2,274.0 1,074.4 0.068 73.112

Annual Financial Statements 2007
Mineral Resources by country
Metric
Imperial
Contained
Contained
Resource
Tonnes
Grade
gold
Tons
Grade
gold
as at 31 December 2007
category
million
(g/t)
tonnes
million
(oz/t)
million oz
South Africa
Measured
28.0
13.98
391.9
30.9
0.408
12.601
Indicated
747.1
3.01
2251.1
823.5
0.088
72.373
Inferred
37.7
10.92
411.8
41.6
0.319
13.239
Total
812.8
3.76
3,054.8
896.0
0.110
98.214
Argentina
Measured
11.1
1.71
18.9
12.2
0.050
0.607
Indicated
21.1
3.73
78.8
23.3
0.109
2.533
Inferred
2.9
3.85
11.2
3.2
0.112
0.359
Total
35.1
3.10
108.8
38.7
0.090
3.499
Australia
Measured
86.1
1.01
87.1
94.9
0.030
2.801
Indicated
315.9
0.87
273.4
348.3
0.025
8.789
Inferred
153.4
0.93
143.2
169.1
0.027
4.605
Total
555.5
0.91
503.7
612.3
0.026
16.194
Brazil
Measured
12.5
7.48
93.1
13.7
0.218
2.993
Indicated
13.2
6.32
83.3
14.5
0.184
2.679
Inferred
27.4
6.98
191.3
30.2
0.204
6.150
Total
53.0
6.94
367.7
58.4
0.202
11.823
Colombia
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
43.4
1.14
49.5
47.8
0.033
1.591
Total
43.4
1.14
49.5
47.8
0.033
1.591
Democratic Republic
Measured
–
–
–
–
–
–
of Congo
Indicated
–
–
–
–
–
–
Inferred
29.2
2.68
78.5
32.2
0.078
2.523
Total
29.2
2.68
78.5
32.2
0.078
2.523
Ghana
Measured
95.3
5.18
493.7
105.0
0.151
15.872
Indicated
82.4
3.91
322.4
90.8
0.114
10.366
Inferred
45.3
7.34
332.6
49.9
0.214
10.693
Total
222.9
5.15
1,148.7
245.7
0.150
36.930
Guinea
Measured
38.7
0.72
27.7
42.7
0.021
0.891
Indicated
92.7
0.78
72.5
102.1
0.023
2.330
Inferred
58.1
0.92
53.6
64.1
0.027
1.724
Total
189.5
0.81
153.8
208.9
0.024
4.945
Mali
Measured
16.5
1.66
27.4
18.2
0.048
0.882
Indicated
16.2
3.09
50.0
17.8
0.090
1.607
Inferred
6.1
2.36
14.3
6.7
0.069
0.461
Total
38.8
2.37
91.7
42.7
0.069
2.950
Namibia
Measured
11.7
0.79
9.2
12.8
0.023
0.297
Indicated
59.3
1.31
77.5
65.3
0.038
2.490
Inferred
45.2
1.12
50.9
49.9
0.033
1.636
Total
116.2
1.18
137.6
128.1
0.035
4.423
Tanzania
Measured
6.3
1.20
7.6
7.0
0.035
0.243
Indicated
84.4
3.72
314.1
93.1
0.109
10.097
Inferred
18.6
3.54
65.8
20.5
0.103
2.114
Total
109.3
3.54
387.4
120.5
0.103
12.454
United States
Measured
250.1
0.81
203.3
275.7
0.024
6.537
Indicated
173.5
0.73
126.1
191.2
0.021
4.054
Inferred
70.6
0.65
45.9
77.8
0.019
1.477
Total
494.1
0.76
375.4
544.7
0.022
12.068
Total
Measured
556.3
2.44
1,360.0
613.2
0.071
43.724
Indicated
1,605.7
2.27
3,649.0
1,770.0
0.066
117.319
Inferred
537.9
2.69
1,448.6
592.9
0.079
46.573
Total
2,699.9
2.39
6,457.5
2,976.1
0.070
207.615
Mineral Resources and Ore Reserves  continued

Mineral Resources by country (attributable) exclusive of Ore Reserves
Metric
Imperial
Contained
Contained
Resource
Tonnes
Grade
gold
Tons
Grade
gold
as at 31 December 2007
category
million
(g/t)
tonnes
million
(oz/t)
million oz
South Africa Measured 12.2 13.84 168.8 13.4 0.404 5.427
Indicated 561.3 1.99 1,115.9 618.7 0.058 35.879
Inferred 37.7 10.92 411.8 41.6 0.319 13.239
Total 611.2 2.78 1,696.5 673.7 0.081 54.545
Argentina Measured – – – – – –
Indicated – – – – – –
Inferred – – – – – –
Total – – – – – –
Australia Measured 17.5 1.40 24.5 19.3 0.041 0.788
Indicated 151.2 0.85 128.4 166.7 0.025 4.127
Inferred 153.4 0.93 143.2 169.1 0.027 4.605
Total 322.1 0.92 296.1 355.1 0.027 9.520
Brazil Measured 2.8 7.79 22.0 3.1 0.227 0.707
Indicated 6.9 6.46 44.5 7.6 0.188 1.431
Inferred 23.3 5.74 133.6 25.6 0.167 4.296
Total 33.0 6.07 200.1 36.4 0.177 6.433
Colombia Measured – – – – – –
Indicated – – – – – –
Inferred – – – – – –
Total – – – – – –
Democratic Republic Measured – – – – – –
of Congo Indicated – – – – – –
Inferred 29.2 2.68 78.5 32.2 0.078 2.523
Total 29.2 2.68 78.5 32.2 0.078 2.523
Ghana Measured 27.9 8.65 241.7 30.8 0.252 7.772
Indicated 53.9 3.38 182.5 59.5 0.099 5.869
Inferred 34.9 6.63 231.5 38.5 0.193 7.442
Total 116.8 5.62 655.7 128.7 0.164 21.083
Guinea Measured 1.0 0.71 0.7 1.1 0.021 0.022
Indicated 18.7 0.93 17.4 20.7 0.027 0.559
Inferred 57.7 0.92 53.2 63.6 0.027 1.710
Total 77.4 0.92 71.3 85.3 0.027 2.292
Mali Measured 5.1 0.88 4.5 5.6 0.026 0.145
Indicated 10.7 2.96 31.5 11.7 0.086 1.013
Inferred 5.7 2.31 13.2 6.3 0.067 0.423
Total 21.5 2.29 49.2 23.7 0.067 1.581
Namibia Measured 5.9 0.58 3.4 6.5 0.017 0.111
Indicated 32.0 1.18 37.6 35.2 0.034 1.209
Inferred 45.2 1.12 50.9 49.9 0.033 1.636
Total 83.1 1.11 91.9 91.6 0.032 2.956
Tanzania Measured – – – – – –
Indicated 30.1 3.70 111.4 33.2 0.108 3.580
Inferred 18.6 3.54 65.8 20.5 0.103 2.114
Total 48.6 3.64 177.1 53.6 0.106 5.694
United States Measured 180.7 0.80 143.6 199.1 0.023 4.618
Indicated 146.4 0.71 103.6 161.3 0.021 3.332
Inferred 70.6 0.65 45.9 77.8 0.019 1.477
Total 397.6 0.74 293.2 438.2 0.022 9.428
Total Measured 253.1 2.41 609.3 279.0 0.070 19.590
Indicated 1,011.1 1.75 1,772.9 1,114.6 0.051 56.999
Inferred 476.3 2.58 1,227.5 525.0 0.075 39.465
Total 1,740.5 2.07 3,609.7 1,918.5 0.060 116.054

Annual Financial Statements 2007
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Board Chairman Mr Russell Edey Independent director and chairman.
leadership Appointed: May 2002
The chairman does not serve as chairman of
any other public listed company on the JSE.
Deputy chairman Dr James Motlatsi Independent director and deputy chairman.
Appointed: May 2002
Board of Independent non- Mr Frank Arisman All independent non-executive directors of directors executive directors Appointed: 1 April 1998
the board are independent in terms of the Listings
Requirements of the JSE.
Mr Reginald Bannerman
Appointed: 10 February 2006
Mrs Elisabeth Bradley
Appointed: 24 April 1998
Mr Russell Edey
Appointed: 1 April 1998
Mr Joseph Mensah
Appointed: 4 August 2006
Dr James Motlatsi
Appointed: 1 April 1998
Prof Wiseman Nkuhlu
Appointed: 4 August 2006
Mr Sipho Pityana
Appointed: 13 February 2007
Non-independent Mr Bill Nairn Following their departure from Anglo American plc, non-executive Appointed: 1 January 2000 Messrs Bill Nairn and Simon Thompson, were directors requested to remain on the AngloGold Ashanti
Mr Simon Thompson board, which request they duly accepted. Their
Appointed: 30 April 2004
independence will be determined after a three-
year cooling-off period.
Executive directors Mr Mark Cutifani (CEO) During 2007 the following executive directors
Appointed to board: resigned or retired from the board and the
17 September 2007 company:
Appointed CEO: 1 October 2007
Mr Roberto Carvalho Silva (COO)
Appointed: 1 May 2005
Mr Srinivasan Venkatakrishnan (CFO) Resigned: 30 September 2007
Appointed: 1 August 2005 Number of years on the board: 2
Mr Neville Nicolau (COO)
Appointed: 1 May 2005
Resigned: 12 November 2007
Number of years on the board: 2
Mr Bobby Godsell (CEO)
Retired from the board during 2007
Appointed: 1 April 1998
Retired: 30 September 2007
Number of years on the board: 9
Corporate governance

Corporate governance reference checklist
Key category Key indicator Key information Reference/Additional information
Board of
Appointment and
Directors retire by rotation every
The following directors were re-elected or
directors
retirement of
three years.
elected at the annual general meeting on
directors
4 May 2007:
Mr FB Arisman
Mr RE Bannerman
Mr JH Mensah
Mr WA Nairn
Prof WL Nkuhlu
Mr SM Pityana
Mr SR Thompson
The board has the power to appoint
The following director has been appointed by
new directors but such directors must
the board since the last annual general meeting
resign and stand for election at the next  and will consequently resign and stand for annual general meeting following their
election at the annual general meeting
appointment by the board.
on 2 May 2008:
Mr Mark Cutifani (CEO)
All appointments to the board are
reviewed by the Nominations
The following directors will stand for re-election
Committee.
at the annual general meeting on 2 May 2008:
Dr James Motlatsi
A detailed curriculum vitae of each
Mr Bill Nairn
director who stands for election or
Mr Sipho Pityana
re-election is provided to shareholders
prior to the annual general meeting.
Mrs Elisabeth Bradley who retires by rotation
No mandatory retirement age for
has not made herself available for re-election.
non-executive directors.
Mr Colin Brayshaw retired from the board
on 5 May 2007.
Mr Tony Trahar retired from the board
on 5 May 2007 and was replaced by
Mrs Cynthia Carroll on 5 May 2007.
Mrs Carroll, together with Mr René Médori,
subsequently resigned on 9 October 2007 when
Anglo American plc reduced its shareholding
in AngloGold Ashanti Limited to 16.6%.
Messrs Nairn and Thompson, previously
appointed by Anglo American plc on to the board
but subsequently retired and resigned,
respectively from that company, were invited to
remain on the board of the company and will
serve in a non-executive capacity.
Dr Sam Jonah resigned from the board on
12 February 2007.

Annual Financial Statements 2007
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Board
12 directors
2007: 6 board meetings.
Independent chairman and deputy
Number of board committees: 8.
chairman
One dissolved: Market Development Committee.
Eight independent non-executive
Full biographical details, including each
directors
director's qualifications and year of appointment
Two executive directors
to the board, are available in the directors and
Two non-executive directors
executive management section on
(non-independent)
pages 16 to 19.
The Board Charter sets out the powers,
responsibilities, functions, delegation
of authority, and the areas of authority
expressly reserved for the board
Approved by the board 30 July 2003;
amended 27 October 2004
Board
Audit and
Members:
Fully independent committee in terms of JSE's
Committees
Corporate
Prof Wiseman Nkuhlu (Chairman)
Listings Requirements and the United States’
Governance
Mr Frank Arisman
Sarbanes-Oxley Act.
Committee
Mr Joseph Mensah
See page 122 for details on the committee.
Mrs Elisabeth Bradley
Appointments during 2007:
Mr Russell Edey
Prof Wiseman Nkuhlu was appointed as
chairman of the committee.
Retirements/resignations during 2007:
Colin Brayshaw.
Financial expert for purposes of the
Sarbanes-Oxley Act: Wiseman Nkuhlu.
2007: 5 committee meetings.
Employment Equity
Members:
Independent chairman.
and Development
Dr James Motlatsi (Chairman)
See page 124 for details on the committee.
Committee
Mr Frank Arisman
2007: 4 committee meetings.
Mr Reginald Bannerman
Appointments during 2007:
Mr Mark Cutifani
Mark Cutifani and Sipho Pityana.
Mr Bill Nairn
Retirements/resignations during 2007:
Mr Sipho Pityana
Roberto Carvalho Silva, Neville Nicolau and
Bobby Godsell.
Executive
Members:
Executive Committee is chaired by the CEO and
Committee
Mr Mark Cutifani (Chairman)
comprises executive directors, executive
Mr Srinivasan Venkatakrishnan
vice presidents of the company, vice president –
Dr Charles Carter
treasurer and vice president – compliance and
Mr Richard Duffy
corporate administration.
Mr Graham Ehm
Meetings are held at least monthly.
Mr Ron Largent
Appointments during 2007:
Mr Robbie Lazare
Mark Cutifani.
Mr Mark Lynam
Retirements/resignations during 2007:
Mr Peter Rowe
Roberto Carvalho Silva, Neville Nicolau
Mr Thero Setiloane
and Bobby Godsell.
Mrs Yedwa Simelane
Mr Nigel Unwin
Corporate governance continued

Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Board Investment Members: Independent chairman.
committees Committee Mr Russell Edey (Chairman) See page 125 for details on the committee.
(continued) Mrs Elisabeth Bradley 2007: 3 committee meetings.
Mr Mark Cutifani Appointments during 2007: Joseph Mensah,
Mr Joseph Mensah Sipho Pityana and Mark Cutifani.
Mr Bill Nairn Retirements/resignations during 2007.
Mr Sipho Pityana Roberto Carvalho Silva, Neville Nicolau,
Mr Simon Thompson Peter Whitcutt, Sam Jonah and Bobby Godsell.
Mr Srinivasan Venkatakrishnan
Market Members: Independent chairman.
Development Mrs Elisabeth Bradley (Chairman) See page 125 below for details on the committee.
Committee Mr Frank Arisman 2007: 1 committee meeting.
Mr Mark Cutifani
Retirements/resignations during 2007:
Roberto Carvalho Silva, Sam Jonah and
Dr James Motlatsi Bobby Godsell.
Mr Sipho Pityana
At the October 2007 meeting of the board, the
decision was taken to dissolve this committee.
Nominations Members: Majority independent in terms of the JSE Listings
Committee Mr Russell Edey (Chairman) Requirements.
Mr Frank Arisman See page 126 for details on the committee.
Mr Reginald Bannerman 2007: 3 committee meetings.
Mrs Elisabeth Bradley Appointments during 2007: Cynthia Carroll and
Dr James Motlatsi Wiseman Nkuhlu.
Mr Bill Nairn Retirements/resignations during 2007:
Prof Wiseman Nkuhlu Colin Brayshaw, Tony Trahar and Cynthia Carroll.
Mr Simon Thompson
Political Members: Fully independent committee.
Donations Dr James Motlatsi (Chairman) Policy on political donations*.
Committee Mrs Elisabeth Bradley See page 126 for details on the committee.
Prof Wiseman Nkuhlu 2007: No meetings.
Mr Sipho Pityana
Retirements/resignations during 2007:
Colin Brayshaw.
Remuneration Members: Independent chairman.
Committee* Mr Russell Edey (Chairman) Fully independent.
Mr Reginald Bannerman See page 127 for details on the committee.
Prof Wiseman Nkuhlu 2007: 4 committee meetings.
Mr Frank Arisman
Appointments during 2007: Sipho Pityana,
Frank Arisman, Wiseman Nkuhlu and James
Mr Sipho Pityana Motlatsi.
Dr James Motlatsi
Retirements/resignations during 2007:
Colin Brayshaw and Tony Trahar.
Safety, Health Members: Non-executive chairman.
and Sustainable Mr Bill Nairn (Chairman) See page 128 for details on the committee.
Development Mr Sipho Pityana 2007: 5 committee meetings.
Committee (Deputy Chairman)
Appointments during 2007: Mark Cutifani, Joseph
Mensah and Sipho Pityana.
Mr Mark Cutifani Retirements/resignations during 2007: Sam
Mr Joseph Mensah Jonah, Neville Nicolau and Bobby Godsell.
Dr James Motlatsi
Mr Simon Thompson
115

Key indicator
Key information
Reference/Additional information
Independent chairman.
  Mr Russell Edey (Chairman) See page 125 for details on the committee.
Mrs Elisabeth Bradley 2007: 3 committee meetings.
Mr Mark Cutifani Appointments during 2007: Joseph Mensah,
Mr Joseph Mensah Sipho Pityana and Mark Cutifani.

Retirements/resignations during 2007.

Roberto Carvalho Silva, Neville Nicolau,

Peter Whitcutt, Sam Jonah and Bobby Godsell.

Market Members: Independent chairman.
Development Mrs Elisabeth Bradley (Chairman) See page 125 below for details on the committee.
Committee Mr Frank Arisman 2007: 1 committee meeting.
Mr Mark Cutifani

Dr James Motlatsi

Nominations Members: Majority independent in terms of the JSE Listings
Committee Mr Russell Edey (Chairman) Requirements.
Mr Frank Arisman See page 126 for details on the committee.
Mr Reginald Bannerman 2007: 3 committee meetings.
Mrs Elisabeth Bradley Appointments during 2007: Cynthia Carroll and
Dr James Motlatsi Wiseman Nkuhlu.
Mr Bill Nairn

Prof Wiseman Nkuhlu

Mr Simon Thompson
Political Members: Fully independent committee.
Donations Dr James Motlatsi (Chairman) Policy on political donations*.
Committee Mrs Elisabeth Bradley See page 126 for details on the committee.
Prof Wiseman Nkuhlu 2007: No meetings.
Mr Sipho Pityana

Remuneration Members: Independent chairman.
Committee* Mr Russell Edey (Chairman) Fully independent.
Mr Reginald Bannerman See page 127 for details on the committee.
Prof Wiseman Nkuhlu 2007: 4 committee meetings.
Mr Frank Arisman Appointments during 2007: Sipho Pityana,
Dr James Motlatsi

Mr Sipho Pityana

Members: Non-executive chairman.
and Sustainable Mr Bill Nairn (Chairman) See page 128 for details on the committee.
Development Mr Sipho Pityana 2007: 5 committee meetings.
Committee (Deputy Chairman) Appointments during 2007: Mark Cutifani, Joseph
Mr Mark Cutifani

Retirements/resignations during 2007: Sam

Jonah, Neville Nicolau and Bobby Godsell.

Annual Financial Statements 2007
Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional information
Directors’
Directors’ induction
Approved by the board
No changes to the policy were made by the
policy
policy*
30 January 2004
board during the year.
The following directors were formally inducted
during the year:
Reginald Bannerman
Mark Cutifani
Joseph Mensah
Sipho Pityana
Fit and proper
Approved by the board
No changes to the policy were made by the
standards for
30 January 2004
board during the year.
directors and
The policy formed the basis for the appointment
company
of all new directors during the year.
secretaries
policy*
Professional advice
Approved by the board
No changes to the policy were made by the
for directors policy*
30 January 2004
board during the year.
Insider
Market abuse
Policy approved by the
No changes to the policy were made by the
trading
(Insider trading)
board on 30 October
board during the year.
policy*
2002; amended
28 April 2005
Code of
Code of ethics
Principles of Business Conduct
No changes to the policy were made by the
ethics for
for employees*
approved by the board
board during the year.
employees
30 January 2003
See page 130 for details on the code of ethics.
Code of ethics
Code of ethics for
Code approved by the board
No changes to the policy were made by the
for senior
the chief executive
30 July 2003. Amended July 2006.
board during the year.
financial
officer, principal
See page 130 for details on the code of ethics.
officers
financial officer
and senior financial
officers*
Whistle
Confidential
Policy approved by the
No changes to the policy were made by the
blowing
reporting
board 30 January 2004
board during the year.
policy*
See page 130 for details on the policy.
Disclosures
Disclosures
Policy approved by the Executive
No changes to the policy were made by the
policy*
policy*
Committee on 6 December 2004
board during the year.
See page 130 for details on the policy.
* Group policies, committee charters, and the board charter and codes of practice are available on the company website:
www.AngloGoldAshanti.com under > About > Corporate governance > Guidelines.
Corporate governance continued

Introduction
In 2007, AngloGold Ashanti faced significant directorate
changes as a result of the decision by Anglo American plc to dilute its shareholding in the company and the concomitant
resignation of Anglo American plc directors from the board. In addition, the resignation of three executive directors of the company resulted in a reduced number of board members.
The board now comprises a majority of eight independent
directors with two executive directors and two non-executive non-independent directors.
Corporate governance is the responsibility of the board as a whole and is guided by the company’s founding statements
(articles of association and memorandum of association), the
Board Charter, the company’s legal obligations in terms of the
South African Companies Act 61 of 1973, as amended, and the
United States’ Sarbanes-Oxley Act of 2002, the company’s legal and disclosure obligations in terms of the JSE Limited (on which the company holds its primary listing) and other stock exchanges on which the company holds secondary listings, as well as
various corporate governance guidelines such as the King Code
II on Corporate Governance of 2002 and the Global Reporting
Initiative. Various other legislation and governance standards also guide the company’s legal and disclosure obligations. Day-
to-day responsibility for corporate governance is overseen by management which regularly reports to the various committees of the board. The board chairman plays an active role in the corporate governance issues faced by the company through
regular interaction with executive directors, senior management and other interested parties where necessary.
The JSE Listings Requirements require the company to
disclose its compliance with the King Code and explain any
areas of non-compliance. The King Code is a set of guidelines to companies aimed at ensuring good governance by the
board and management. AngloGold Ashanti complies with all
material aspects of the King Code. The areas of non-
compliance and the reasons for non-compliance are
as follows:
The chairman of the board is a member of the Audit
and Corporate Governance Committee owing to his
considerable knowledge on financial matters, risk
management and corporate governance; and
In compliance with the requirements of the Sarbanes-Oxley
Act, the CEO of the company is not a member of Audit and
Corporate Governance Committee but attends meetings of
the committee by invitation.
Significant corporate governance milestones achieved during
the year were AngloGold Ashanti’s:
inclusion in the JSE Sustainability Index 2007;
receipt of a merit award from the Southern African Institute of
Chartered Secretaries and Administrators and JSE Annual
Report Awards in the category “Top 40” JSE shares; and
receipt of a merit award from the Southern African Institute of Chartered Secretaries and Administrators and JSE
Annual Report Awards in the category “Best Sustainability
Report”.
The board of directors
The board has a unitary board structure and 12 members who
assume complete responsibility for the activities of the company, including the entire risk management framework and corporate governance of the company. The board has a written charter that governs its powers, functions and responsibilities and covers the following pertinent areas:
Authority of the board
Directors’ appointments
Role and responsibility of the board
Procedures of the board
Board committees
Matters reserved for board decision
Management of risks
Corporate governance
Remuneration issues
Evaluation of board issues and induction of new directors
Declaration of interests
The board contains the mix of skills, experience and knowledge required of a multinational gold mining company.
Directors’ retirement follows a staggered process with one-third of directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for re-election is placed before shareholders at the annual general meeting to help inform the process of re-election. The board is authorised by the company’s articles of association to appoint new directors, provided such appointees retire at the next annual general meeting and stand for election by shareholders. A
Nominations Committee has been established as a sub-
committee of the board to help identify suitable candidates for appointment to the board.
Executive directors are appointed by the board to oversee the day-to-day running of the company by the effective supervision

Corporate governance continued

Annual Financial Statements 2007
of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or that require payment of compensation on termination.
Non-executive directors do not hold service contracts with the company. Details on the remuneration of executive and non-executive directors are presented in the Remuneration Report on pages 165 to 167.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the
Audit and Corporate Governance, Nominations, Political Donations and Remuneration
committees, together with their calibre, experience and standing within the community, ensures that the company’s interests are served by impartial views that are separate from those of management and shareholders.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5% of the company’s treasury business with the employer of that director. Furthermore, in compliance with JSE
Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; must not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; must not have been an adviser to the company other than in the capacity as a director of the company; must not be a material supplier, customer or have a material contractual relationship with the company; and must be free of any relationship that could be seen to materially interfere with the independence of that person. The board has affirmatively determined that all eight independent non-executive directors comply with these requirements of independence.
The board, its sub-committees, and the directors all completed an annual evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the processes to evaluate the committees and the board respectively. Each non-executive director completed a self-assessment which was then reviewed by the chairman of the board, and where necessary a meeting was held between that director and chairman. There was a separate review of the chairman’s performance led by the deputy chairman of the board whereby each director evaluated his performance during the year. The vice-president –
compliance and corporate administration, company secretary and compliance manager played a critical role in this process.
The performance evaluation of executive directors is conducted by the Remuneration
Committee. For full details, see Remuneration Committee on page 127.
As an example of the content of an appraisal form, the board effectiveness evaluation covered the following topics:
Setting of performance objectives
Board contribution to development of strategy
Board response to crisis
Board awareness of developments in regulatory environment and market
Effectiveness of board committees
Evaluation of the relationship between the board and management, shareholders and among members of the board itself
Succession plans for senior executive management
Definition of independent directors
Corporate governance and legal issues facing the board/company
A vice-president – compliance and corporate administration and the company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company’s share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed.
The vice president – compliance and corporate administration and the company secretary are responsible for compliance with all the statutory requirements related to the administration of the Share Incentive Scheme. They also ensure that minutes of all shareholders, board and board committee meetings are properly recorded in accordance with the South African
Companies Act 61 of 1973 as amended. The company secretarial and compliance functions also play a crucial role in the induction of new directors.

Corporate governance continued

Annual Financial Statements 2007
A compliance office has been established to assist the board and management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.
Six board meetings took place during the course of 2007. All directors, or their designated alternates, attended the board meetings during their tenure except for Mrs Carroll and
Mr Médori who did not attend three meetings each, Dr Motlatsi and Mr Mensah who did not attend two meetings each, and Messrs Bannerman, Godsell, Nairn, Pityana, Thompson,
Trahar, Prof Nkuhlu, Dr Jonah and Mrs Bradley who were each unable to attend one meeting.
Directors and employees of AngloGold Ashanti with access to price sensitive information are not permitted to trade in the company’s shares during closed periods. In addition, they are prohibited from dealing in warrants and derivatives of the company at any time. Directors and key employees are required to follow a formal process before trading in the company’s shares.
Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods when major transactions are being negotiated and a public announcement is imminent.
Significant corporate governance issues faced by the board in 2007
The company looks back proudly at its history as part of Anglo American and looks forward to a future that is rich with promise and prospect. The company views the reduction of Anglo
American’s shareholding in it as a positive move that enables it to make its strategic choices more freely in a dynamic business environment.
The increase in the free float of its shares up to 83% reflects the company’s ability to be independent in determining its strategy and developmental focus, enhancing its own competitiveness and in empowering shareholders by negating the effect of having a majority shareholder and increasing the company’s liquidity.
The board’s previous composition, which at one stage numbered 19 directors, was clearly too large. There is now a smaller, more focused group, with the right credentials in terms of skills, experience, knowledge and demographics which will hold the company in good stead as it charts its new strategy.
The retirement of chief executive officer, Mr Bobby Godsell, and the resignation of the two chief operating officers (COOs), Mr Roberto Carvalho Silva and Mr Neville Nicolau, required considerable deliberation by the board in order to ensure a smooth transition to their respective successors. Succession plans in the case of the two COOs ensured that the operational requirements of the company continued. In 1998, AngloGold was formed through the consolidation of the gold assets of Anglo American Corporation of South Africa into an independent, single focused gold company. Mr Bobby Godsell played a pivotal role in establishing AngloGold and overseeing its evolution as a world-class multinational gold company with mining and exploration activities on five continents and in more than 10 countries, and the first South African company to list on the New York Stock Exchange. He also oversaw the merger with Ghanaian gold mining company Ashanti Goldfields Company
Limited to form AngloGold Ashanti in 2004. His decision to retire, based on a desire to contribute to the broader South African community in a more direct and meaningful manner, was respected by the board and his significant contribution in nurturing the company through its formative years is appreciated by both staff and the board of the company.
The process for selecting a successor to Mr Godsell was led by the board chairman in consultation with the board as a whole and in particular with the Nominations and Remuneration committees of the board. The search for an experienced and qualified mining and business leader considered candidates both internally and externally. The decision to appoint an external candidate, Mr Mark Cutifani, a mining engineer by training, as the new CEO was based on the need to bring in new and fresh ideas to guide the company’s strategic future. In particular, Mr
Cutifani’s impressive career and experience in both the operational and financial aspects of the mining industry were regarded by the board as key features in its decision to appoint him as chief executive officer. Highlights of Mr Cutifani’s career include:
Chief operating officer – CVRD INCO (Toronto, Ontario)
Chief operating officer – INCO Ltd (Toronto, Ontario)
Managing director – Sons of Gwalia Ltd (West Perth, Australia)
Group executive, mining and development – Normandy Mining Ltd (Adelaide, Australia)
Group manager, project management – Western Mining Corporation Ltd
Manager, coal – Rio Tinto Ltd
Mr Cutifani is leading a strategic review of the company’s safety performance, its vision, mission and values, and the make-up of its operation and exploration profiles. This review will be completed and implemented during 2008.
The Public Investment Corporation (PIC), which is the company’s third largest shareholder and invests South African public workers’ pension funds, released its policy on corporate governance.
The board welcomes such initiatives and applauds the transparency and engagement provided by the PIC. Many of the standards adopted in the policy already form part of the company’s practices but some standards will require review and deliberation by the board.
Board sub-committees
To facilitate its activities and deliberations, the board has established a number of sub-
committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of these sub-committees. At the October 2007 meeting of the board, a decision was taken to dissolve the Market Development Committee as its mandate can be met at management level. There are now eight committees of the board including the
Executive Management Committee.
Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. A description of each sub-
committee is provided below.

Corporate governance continued

Annual Financial Statements 2007
Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The
Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Prof Wiseman Nkuhlu is the board’s financial expert. All five members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. In relation to independent directors’ membership of the committee, AngloGold Ashanti deviates from the guidelines of the King Code but complies with the requirements of the Sarbanes-Oxley Act as the chief executive officer is not a member of the committee but, if required, may attend by invitation from the chairman of the committee.
In addition, AngloGold Ashanti deviates from the guidelines of the King Code, in that the board chairman is a member of the committee. The board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee.
The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his calibre, experience and integrity, enable him to discharge his duties as required by law and in fulfilment of his obligations to the company. The function, duties and powers of internal audit, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.
The committee meets regularly with the external audit partner, the group’s internal audit manager and the chief financial officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore responsible for:
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee. The non-audit activities performed by the external auditors during the year were in respect of:
– tax services;
– training services; and
– communications and advisory services regarding annual comment letter received from the US SEC.
total fees expensed to the external auditors for such activities were less than $1 million while total fees expensed for 2007 were approximately $7 million. The percentage of non-audit fees as a portion of total fees paid to the external auditors for 2007 was about 14%;
overseeing the internal audit function; receiving regular report back from the group internal audit manager; and the appointment and dismissal of the group internal audit manager;
assessing and reviewing the company’s risk management framework; and
monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with committee members in the absence of management. The Audit and Corporate Governance Committee, after due consideration, is satisfied that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.
The committee met on five occasions during 2007. All members of the committee, except
Mrs Bradley who could not attend two meetings, were present at each of the committee meetings for which they were eligible to attend. In addition, three meetings of the Audit and Corporate
Governance sub-committee were held to approve the annual report on Form 20-F and other
US GAAP filings with the United States’ Securities and Exchange Commission (SEC).
The NYSE listing rules require that the board determine whether a member of the committee’s simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company’s audit committee. Professor
Nkuhlu, the chairman of the committee, is a member of two (2006: two) other public companies’
audit committees but is the chairman of none of these committees (2006: nil). Mrs Bradley is a member of three (2006: three) other public companies’ audit committees and is the chairman of one (2006: one).
Prof Nkuhlu is a qualified chartered accountant with considerable experience in both accounting and auditing and is a past president of the South African Institute of Chartered Accountants. Mrs
Bradley has considerable financial and accounting experience. The board is confident that the experience, calibre and integrity of both directors and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous

Corporate governance continued

Annual Financial Statements 2007
service on other audit committees by Prof Nkuhlu and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee and the board of AngloGold Ashanti.
The members of the Audit and Corporate Governance Committee were all re-appointed to serve as members of the committee by the board and to hold office for the next financial year.
Employment Equity and Development Committee
The committee is responsible for overseeing the company’s performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company. The committee is also responsible for employee skills development in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2007. Details of the company’s employment equity practices and performance during the year are provided later in this report under “Employment Equity and Development”. All members of the committee attended each meeting for which they were eligible, except Mr Nairn who was unable to attend one meeting.
Executive Committee
This committee, chaired by Mr Cutifani, the new chief executive officer, since his appointment in October 2007, is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. The committee meets at least monthly and is actively involved in the strategic review of the company’s values, safety performance, operation and exploration profiles and financial status.
The Finance Committee, which is responsible for overseeing the financial and administrative affairs of the company, is a sub-committee of the Executive Committee – see Other committees.

Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti’s strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects.
The committee met on three occasions during 2007. All members who were eligible to attend meetings of the committee were present except Mrs Bradley and Messrs Pityana, Nairn and Whitcutt who were unable to attend one meeting each. Dr Jonah who was eligible to attend one meeting of the committee, prior to his resignation from the board, was unavailable for this meeting.
Market Development Committee
This committee was established to extend the influence of AngloGold Ashanti as a major global gold mining company in the development of a broader gold business, both nationally and internationally. The committee met on one occasion during 2007 and each member, except
Dr Jonah, was present. In October 2007, the board resolved to dissolve this committee as its objectives are best met at management level.
Investment Committee: attendance at meetings by member (based on eligibility) – 2007

Corporate governance continued

Annual Financial Statements 2007
Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations
Committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and board chairman. The committee, chaired by the board chairman, was actively involved in the selection and recruitment of the company’s new CEO and for recommending him for approval to the board. The committee met on three occasions during 2007. All members of the committee who were eligible to be present attended the meetings.
Political Donations Committee
The membership of the Political Donations Committee comprises the South African resident independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on 29 April 2003 that sets the guiding principles for funding. No meetings of the committee took place in 2007. Prof Nkuhlu and Mr Pityana were appointed by the board as additional members to this committee during the year.

Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company. Full details of the company’s remuneration philosophy, the committee’s deliberations during 2007, remuneration payments for all directors and information on the Share Incentive Scheme are available in the Remuneration Report on pages 162 to 169 of this report.
The performances of the executive directors are considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key pre-
determined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. The committee, chaired by the board chairman, actively engaged and debated the issues of the retirement package of Mr Godsell and the resignation packages of Messrs Carvalho Silva and Nicolau, as well as the remuneration package of the new CEO, Mr Cutifani. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee met on four occasions during 2007. All members of the committee attended meetings of the committee for which they were eligible to be present except Dr Motlatsi who was unable to attend one meeting. The chairman of the Remuneration Committee attends the annual general meeting to answer any questions from shareholders.

Annual Financial Statements 2007
Corporate governance continued
Safety, Health and Sustainable Development Committee
This committee is tasked with overseeing the company’s performance regarding safety, health and sustainable development, and for establishing targets in relation to each of these areas.
The committee, which comprises non-executive directors and executive management
(including the chief executive officer) deliberated on the safety concerns faced by the company’s South African mines in particular, and on the strategies and methodologies that will enhance the safety and security of all company employees. The committee also called on management to engage external consultants to review the effectiveness of the company’s strategy and programme to improve safety and health. This review influenced AngloGold
Ashanti’s recently implemented “Safety is our first value” campaign.
The committee met on five occasions during 2007. All members of the committee attended each committee meeting that they were eligible to attend except for Dr Motlatsi and
Mr Pityana, who were each unable to attend one meeting, and Mr Mensah, who did not attend two meetings. Dr Jonah was unable to attend the one meeting which he was entitled to attend.
Other committees
In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company’s affairs. The Finance Committee, which meets on an ad hoc basis, is chaired by the chief financial officer and comprises members of senior management in the administrative, financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company’s affairs. The Treasury Committee is chaired by an independent director, Prof Nkuhlu and comprises one other independent director, Mr Arisman, and senior management in the financial discipline. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.

Employee and other stakeholder engagement
The company has a variety of strategies and structures in
place that are designed to promote constructive engagement
with employees and other stakeholders. Full details of the
company’s initiatives and practices in respect of stakeholder engagement are contained in the AngloGold Ashanti Report to
Society 2007, which is available on the company website, or
the 2007 annual report website, www.aga-reports.com.
Employment equity and development
As required by the South African Employment Equity Act (the
Act), AngloGold Ashanti submitted its seventh annual
employment equity report as at 1 August 2007 on progress
made with the implementation of the company’s employment
equity plan in respect of its South African operations to the
Department of Labour in October 2007. The 2007 report
indicates that some progress has been made year-on-year.
Employment equity governance structures and monitoring
processes are in place at company and business unit levels.
The implementation of the Mining Charter undertakings is
subjected to external and internal audits. The 2006 social plan report was submitted to the Department of Minerals and
Energy (DME) last year and the 2007 report is currently being audited. Mr Lazare (Executive vice president – Africa) signs off the report before it is submitted to the DME.
A Section 19 Employment Equity Analysis of employment
policies, practices, procedures and the working environment in respect of historically disadvantaged South Africans was
conducted by an external consultant in the first quarter of 2007.
Recommendations, as made by the audit, are currently being
addressed. In addition, the company has undertaken a study to identify progress made and the challenges of integrating women in the workforce.
Below is a summary of the 2007 report as required by section
22(1) of the Employment Equity Act of 1998.
Sustainable development
The AngloGold Ashanti Report to Society 2007 is a reflection of the company’s commitment to report on its impact and
obligations in respect of its employees, the environment,
economies and communities in which it operates. This report
seeks to report on these issues to a wide range of stakeholders including shareholders, communities, employees and their
representatives, local and national governments and other
interested parties. The report has been designed in line with the guidelines of the Global Reporting Initiative. The contents of the report, including several major case studies, have been assured by independent auditors. In addition, the report incorporates a range of case studies and country reports which are available only as web-based documents. The entire report can be located
129
White       Foreign
2007
Male
Female
male
nationals
Occupational levels
A
C
I
A
C
I
W
W
M
F
Total
Top management 1 0 0 1 0 0 1 11 1 0 15
Senior management 4 1 4 1 0 0 13 124 11 1 159
Professionally qualified and
experienced specialists and mid-
management
87 11 22 16 7 11 101 522 16 3 796
Skilled technical and academically
qualified workers, junior management,
supervisors, foremen, and
superintendents
1,496 51 6 278 13 10 431 2,101 336 7 4,729
Semi-skilled and discretionary
decision making
5,043 26 0 559 21 3 231 174 3,992 2 10,051
Unskilled and defined decision making 9,137 22 0 1,075 6 0 4 100 6,649 27 17,020
Total permanent 15,768 111 32 1,930 47 24 781
3,032  11,005
40 32,770
Non-permanent employees 41 0 0 44 0 1 36 38 0 0 160
Grand total 15,809 111 32 1,974 47 25 817 3,070  11,005 40 32,930
Key:
A = African C = Coloured I = Indian W = White M = Male F = Female

Corporate governance continued

Annual Financial Statements 2007
at the company website, www.AngloGoldAshanti.com, or the
2007 Annual Report website, www.aga-reports.com. A limited
number of hard copies of the main report are available on
request from the Corporate Affairs department.
The company once again qualified for the JSE Socially
Responsible Investment Index 2006 and 2007, demonstrating
its commitment to balancing the social, environmental and
economic impacts of its business with its financial imperatives.
The company was nominated as one of the sixteen “Best
Performers” in the 2007 index.
Disclosures policy
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, the company has adopted a
Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and to provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts. The policy is available on the
company website at www.anglogoldashanti.com.
Compliance with Section 303A.11 of the
NYSE Rules
Section 303A.11 of the NYSE Rules requires a foreign-listed
company on the exchange to identify significant differences
between its corporate governance practices and those of a
US company listed on the NYSE. In previous years the board
did not comprise a majority of independent directors as the
company’s primary listing on the JSE does not require this.
The company’s board now does comprise a majority of
independent directors as it presently comprises eight
independent non-executive directors out of a total of twelve directors on the board.
The NYSE rules require fully independent Nominations and
Remuneration Committees. In compliance with NYSE rules
and JSE Listings Requirements, the company has fully
independent Nominations and Remuneration Committees.
Electronic participation by shareholders
Shareholder participation and empowerment are critical to the company’s corporate governance strategy and practices. During the run-up to the annual general meeting in 2007 the company implemented a system that enabled South African based
shareholders to make use of the internet to electronically vote on resolutions to be put forward for approval at the annual general meeting. This system, run by iProxy, performed exceptionally well. The company is examining the feasibility of expanding
iProxy beyond the South African shareholder base.
The company also made use of electronic voting, run by
Computershare, at its annual general meeting on 4 May 2007.
Election to receive summary or electronic documents
In terms of legislation, all shareholders are entitled to receive the company’s annual report, unless such shareholders have, in
writing, elected not to receive same. AngloGold Ashanti wishes to offer to its shareholders, the opportunity of receiving the company’s financial results in a more user-friendly form, either as a hard-copy summary document which would highlight relevant
information, or by way of a full report on CD, or to receive the information electronically. In order to achieve this, the onus is on the shareholder to notify the company (either directly or through its share registrars), in writing, that they wish to receive a summary or electronic document going forward. Make a
difference – save paper. Send written confirmation to: The
Company Secretary, PO Box 62117, Marshalltown, South Africa,
or email companysecretary@anglogoldashanti.com or fax to
+27 11 636 6677.
Communications with directors
In addition to any anonymous and confidential report,
business and other interested parties may wish to make use
of the whistle-blowing policy detailed below (under “Codes of ethics and whistle-blowing policy”), or they may address any issue, complaint or concern directly to the chairman of the
board, the chairman of any board committee or any director.
Unless clearly addressed to a specific director and marked
“Confidential”, all correspondence will be screened by the
company secretary to determine to which director or board
committee chairman the correspondence should be directed.
The following contact details should be used.
Write to:
Name of director/board committee/Chairman of the board
c/o Company Secretary AngloGold Ashanti Limited
PO Box 62117 Marshalltown 2107 South Africa
Facsimile: +27 11 637 6677 (Attention: Company Secretary)
Email: CompanySecretary@AngloGoldAshanti.com
Codes of ethics and whistle-blowing policy
In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and the King Code, and in the
interests of good governance, the company has systems and

procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of
ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to
confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. Senior
management oversee compliance with the ethical code by
means of several mechanisms including:
Assessing the integrity of new appointees in the selection
and promotion process;
Adherence to the policy on the delegation of authority;
Induction of directors and employees on the company’s
values, policies and procedures; and
Compliance with a strict disciplinary code of conduct.
All reports made in terms of the whistle-blowing policy are
fielded by a third party, Tip-Offs Anonymous, which ensures
that all reports are treated confidentially or anonymously,
depending on the preference of the caller. The information is relayed to management and to internal audit for investigation.
All reports on the progress of the investigations are conveyed to the Audit and Corporate Governance Committee by the
group internal audit manager on a quarterly basis. Both codes and the whistle-blowing policy are available on the company
website, www.anglogoldashanti.com.
The details for reporting any unethical or illegal activity using the whistle-blowing mechanism are as follows:
Tel SA and Namibia: 0800203607
International: +27 31 5715654
Tel Australia: 1800706299
Tel USA: 18008085011
Tel Brazil: 08007038422
Tel Argentina: 08009993842
Tel Ghana: 080040001
Tel Siguiri internal: 3727
Tel Geita internal: 1559
Tel Mali +223 6750445
Email: 24cthonesty@ethics-line.com
Free post: DN298, Umhlanga Rocks, 4320
Post international: PO Box 774, Umhlanga Rocks, 4320
Fax SA and Namibia: 080007788
Fax international: +27 31 5607395
Website: www.tip-offs.com
Extractive Industries Transparency Initiative
The Extractive Industries Transparency Initiative (EITI) was
launched by the then UK Prime Minister, Tony Blair, at the World
Summit on Sustainable Development in Johannesburg,
September 2002. The initiative is a partnership of governments, international organisations, companies, NGOs, investors and
business and industrial organisations. Its aim is to increase transparency in transactions between governments and
companies in the extractive industries in order to improve public awareness of the revenues from these transactions with these industries, thus increasing the likelihood that these companies will contribute to sustainable development and poverty reduction.
During 2006, AngloGold Ashanti formally became an
organisational supporter of the EITI. While the company had
been an active supporter of the initiative since its inception, both via the company’s membership of the International Council of
Mining and Metals and individual corporate action, it was felt timely to unambiguously state the company’s support.
As a matter of principle AngloGold Ashanti has established a practice of disclosing all payments made to governments in its annual Report to Society, regardless of whether the country is a formal supporter of the EITI. (See the company’s annual Reports to Society.) Furthermore, in countries where governments have indicated a desire to be a part of the process, AngloGold Ashanti is actively involved in contributing to the success of the
initiative. These countries include Ghana, Guinea, Mali and the
Democratic Republic of the Congo.
Access to information
The company has complied with its obligations in terms of the
South African Promotion of Access to Information Act of 2000.
The company’s access to information manual is available on the company website and from the company secretarial department.
Sponsor
UBS Limited acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

Risk management and internal controls

Annual Financial Statements 2007
The board, which has ultimate responsibility for the total risk management process within the group, reviews and approves
the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable
to the board and has established a group-wide system of
internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group’s global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management
policies and risk tolerance are communicated to all relevant employees.
A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system going forward. The systems are in place and the focus is on ensuring that the requirements of the
South African King Code and the US Sarbanes-Oxley Act are
complied with. In conducting its annual review of the
effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process,
management assertions and independent assurance reports.
The board also takes account of material changes and trends in the risk profile, and considers whether the control system,
including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance
Committee, which derives its information, in part, from regular internal and external audit reports and, where considered
necessary, from other reports on risk and internal control
throughout the group.
The company has a sound system of internal control, based on the group’s policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which
AngloGold Ashanti does not have a controlling interest, the
directors who represent AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.
The board is satisfied that there is an ongoing process for
identifying, evaluating and managing the significant risks and internal controls, and if any weaknesses are identified, these are promptly addressed. Risk mitigation processes are part of the overall risk management framework.
The company’s chief executive officer and chief financial officer are both required, in terms of the Sarbanes- Oxley Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the company’s financial position, cash flows and operational results, in accordance with the
relevant generally accepted accounting principles in the United
States. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and
internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.
For the Sarbanes-Oxley Act section 404 dealing with the internal control system of the company, all eight key components of the
‘Enterprise Risk Management – Integrated Framework’ issued
by the Committee of Sponsoring Organisations of the Treadway
Commission (COSO) have been incorporated into the
company’s process.
AngloGold Ashanti has in place the systems
necessary to assist management and the
board to effectively manage the wide range of
risks faced by the group’s operations so as to
promote the creation and preservation of
shareholder wealth.

Risk factors
The risk factors set out in this document have been organised into three categories:
risks related to the gold mining industry generally;
risks related to AngloGold Ashanti’s operations; and
risks related to AngloGold Ashanti’s ordinary shares and
American Depositary Shares (ADSs).
Risks related to the gold mining industry generally
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly
affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti’s
control, including:
speculative positions taken by investors or traders in gold;
changes in the demand for gold as an investment;
changes in the demand for gold used in jewellery and for
other industrial uses;
changes in the supply of gold from production,
disinvestment, scrap and hedging;
financial market expectations regarding the rate of inflation;
the strength of the dollar (the currency in which the gold
price trades internationally) relative to other currencies;
changes in interest rates;
actual or expected gold sales by central banks and the
International Monetary Fund;
gold hedging and de-hedging by gold producers;
global or regional political or economic events; and
costs of gold production in major gold-producing nations in
which the company has operations, such as South Africa,
the United States and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in
comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the
supply of and demand for other commodities tends to affect
their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:
Year
High
Low
Average
1998 314 273 287
1999 340 252 278
2000 317 262 279
2001 298 253 271
2002 347 278 310
2003 417 320 364
2004 456 371 410
2005 538 412 445
2006 725 525 604
2007 845 602 697
Source of data: Metals Week, Reuters and London Bullion Market
Association
On 7 March 2008, the afternoon fixing price of gold on the
London Bullion Market was $972.50/oz.
In addition to the spot price of gold, a portion of AngloGold
Ashanti’s gold sales is determined at prices in accordance
with the various hedging contracts that it has entered into, or may enter into, with various gold hedging counterparts.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience
losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those
operations having operating costs that are flexible to such
short- to medium-term curtailment or closure, or change its
past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period
and on its ability to maintain adequate cash reserves.
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly
affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil
and steel.
Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tyres, which are used in
mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables
is linked, to a greater or lesser extent, to the price of oil.

Annual Financial Statements 2007
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by about $0.50/oz with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in
significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. AngloGold
Ashanti has no influence over the price of fuel, chemical
reagents, explosives, steel and other commodities used in its mining activities.
AngloGold Ashanti’s operations and development projects
could be adversely affected by shortages of, as well as the
lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.
Due to the significant increase in the world’s demand for
commodities, the global mining industry is experiencing an
increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.
This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and
construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.
In particular, AngloGold Ashanti and other gold mining
companies have experienced shortages in critical consumables like tyres for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants
including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in
unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
While suppliers and equipment manufacturers may increase
capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and
suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Gold companies face many risks related to their operations
(including their exploration and development activities) that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive.
These activities also often require substantial expenditure to:
establish the presence, and to quantify the extent and
grades (metal content) of mineralised material through
exploration drilling;
determine appropriate metallurgical recovery processes to
extract gold from the ore;
estimate Ore Reserves;
undertake feasibility studies and to estimate the technical
and economic viability of the project; and
construct, renovate or expand mining and processing
facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to
fluctuations in factors that affect revenue, as well as cash and other operating costs.
AngloGold Ashanti evaluates from time to time the acquisition of Ore Reserves, development properties and operating
mines, either as stand-alone assets or as part of companies.
Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of
Ore Reserves, cash and other operating costs, gold prices
and projected economic returns and evaluations of existing or potential liabilities associated with the property and its
Risk management and internal controls continued

operations and how these may change in the future. Other
than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other
operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not
result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.
Development risks
AngloGold Ashanti’s profitability depends, in part, on the actual economic returns and the actual costs of developing mines,
which may differ significantly from its current estimates. The development of its mining projects may be subject to
unexpected problems and delays.
AngloGold Ashanti’s decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.
These estimates are based on assumptions regarding:
future gold, other metal and uranium prices;
anticipated tonnage, grades and metallurgical
characteristics of ore to be mined and processed;
anticipated recovery rates of gold, and other metals and
uranium from the ore;
anticipated capital expenditure and cash operating costs;
and
the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are
determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tyres and steel, that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing
mine, or in the development and construction of any new mine.
In addition to those discussed above these uncertainties include:
the timing and cost, which can be considerable, of the
construction of mining and processing facilities;
the availability and cost of skilled labour, power, water and transportation facilities;
the availability and cost of appropriate smelting and
refining arrangements;
the need to obtain necessary environmental and other
governmental permits and the timing of those permits;
and
the availability of funds to finance construction and
development activities.
The costs, timing and complexities of mine development and
construction can increase because of the remote location of
many mining properties. New mining operations could
experience unexpected problems and delays during
development, construction and mine start-up. In addition,
delays in the commencement of mineral production could
occur. Finally, operating cost and capital expenditure
estimates could fluctuate considerably as a result of
fluctuations in the prices of commodities consumed in the
construction and operation of mining projects. Accordingly,
AngloGold Ashanti’s future development activities may not
result in the expansion or replacement of current production with new production, or one or more of these new production
sites or facilities may be less profitable than currently
anticipated or may not be profitable at all.
The shortage of skilled labour may also impede our
exploration projects.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Mineral
Resource and Ore Reserve estimates based upon actual
exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and
exchange rates. Mineral Resource and Ore Reserve estimates
are not precise calculations, being dependent on the
interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling
results. These factors may result in reductions in its Ore
Reserve estimates, which could adversely affect the life-of-
mine plans and consequently the total value of AngloGold
Ashanti’s mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti’s ordinary shares and ADSs.

Risk management and internal controls continued

Annual Financial Statements 2007
Production or mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
environmental hazards, including discharge of metals,
pollutants or hazardous chemicals;
industrial accidents;
underground fires;
labour disputes;
activities of illegal or artisanal miners;
electrical power interruptions;
encountering unexpected geological formations;
unanticipated ground and water conditions;
unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
fall-of-ground accidents in underground operations;
failure of mining pit slopes and tailings dam walls;
legal and regulatory restrictions and changes to such
restrictions;
seismic activity; and
other natural phenomena, such as floods or inclement
weather conditions.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk,
AngloGold Ashanti uses sophisticated seismic and rock
mechanics technologies.
Despite the implementation of this technology and modifications to mine layouts and support technology with a view to
minimising the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold
Ashanti’s operations, both within South Africa and elsewhere where seismic activity may be a factor.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining
equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. In addition, AngloGold Ashanti has from time to time, for example, in the fourth quarter of 2007 when it lost some 55,000 ounces, encountered unanticipated
delays and shortfalls in production as a result of these events. As a result, these events may have a material adverse effect on
AngloGold Ashanti’s operational results and its financial
condition.
Gold mining companies are increasingly required to consider
and ensure the sustainable development of, and provide
benefits to, the communities and countries in which they
operate.
As a consequence of public concern about the perceived ill
effects of economic globalisation, business generally and in particular large multinational corporations such as AngloGold
Ashanti, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as
they seek to generate satisfactory returns on investment to
shareholders, other stakeholders – including employees,
communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimise or eliminate any damage to the interests of those stakeholders.
These pressures tend to be applied most strongly against
companies whose activities are perceived to have a high impact on their social and physical environment. The potential
consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The South African Department of Minerals and Energy has
embarked on an audit strategy with the primary aim of helping mines to develop programmes to improve health and safety.
Audits have been conducted and a number of working places
compliance stoppages have occurred. These instances have
had a short-term adverse impact on gold production. Future
stoppages could have a similar negative impact on production.
Gold mining operations are subject to extensive health and
safety laws and regulations.
Gold mining operations are subject to a variety of industry-
specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and
regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti’s results of operations and its financial condition.

Gold mining companies are subject to extensive
environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers’ ability to conduct their operations. The cost of
AngloGold Ashanti’s compliance with environmental laws and
regulations has been significant and is expected to continue to be significant.
Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with
environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be
reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on
AngloGold Ashanti’s financial condition.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti’s environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold Ashanti’s results of operations and its financial condition.
Risks related to AngloGold Ashanti’s operations
AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses gold hedging instruments and has
entered into long term sales contracts, which may prevent the company from realising all potential gains resulting from
subsequent commodity price increases in the future.
AngloGold Ashanti has restructured its hedge book which has
reduced protection against low gold prices.
AngloGold Ashanti currently uses hedging instruments to fix
the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these
instruments may protect against a drop in gold prices and
exchange rate movements, it will do so for only a limited
period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent
AngloGold Ashanti from fully realising the positive impact on income from any subsequent favourable increase in the price
of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements. The
rising price of gold has resulted in an increasing gap between the spot price and AngloGold Ashanti’s received price of gold, and this may continue for the next three years as the company closes out its existing hedge positions by delivering into
contracts.
AngloGold Ashanti has used commodity instruments to
protect the selling price of some of its anticipated production.
The use of such instruments prevents full participation in
subsequent increases in the market price for the commodity
with respect to covered production. Since 2001 the company
has been reducing its hedge commitments through hedge
buy-backs, deliveries into contracts and restructuring in order to provide greater participation in a rising gold price
environment, the effect of which may be that only limited price protection is available in lower gold prices.
Some of AngloGold Ashanti’s power suppliers have forced it
to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost
increases may adversely affect AngloGold Ashanti’s results
of operations and its financial condition.
In South Africa, our mining operations are dependant upon
electrical power generated by the State utility, Eskom. As a result of an increase in demand exceeding available generating
capacity, Eskom has warned that the country could face
disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom’s power stations, as well as higher than unusual seasonal rainfall
adversely impacting upon Eskom’s coal stockpiles, Eskom’s
generating capacity was severely impaired. As a result, the
incidence of power outages increased substantially to the point that, on Friday, 25 January 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold
Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining

Risk management and internal controls continued

Annual Financial Statements 2007
operations at its South African mines. Following meetings
between industry-wide representatives, including AngloGold
Ashanti, and Eskom, agreement was reached whereby mines
were able to resume their power consumption to 90% of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed on
Wednesday, 30 January 2008 at AngloGold Ashanti’s mines,
although operations continue to be constrained by the 90%
capacity limitation. Eskom has also advised the company that it intends to increase power tariffs significantly. The gold
production lost at the company’s South African mines between
25 and 30 January 2008 and the proposed increase in the
power tariff as a result of power disruptions will have an adverse effect on AngloGold Ashanti’s profitability and financial condition in 2008 and beyond. Furthermore, should the power outages
continue to increase or should AngloGold Ashanti be unable to achieve its production targets due to the current constraint, then the company’s future profitability and its financial condition may be adversely impacted. For 2008, AngloGold Ashanti is
forecasting 400,000 fewer ounces in South Africa due to the
power constraints.
All of AngloGold Ashanti’s mining operations in Ghana are
dependant for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana. Most of this electrical power is hydro-
generated electricity, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo
Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group’s equipment.
The VRA also obtains power from neighbouring Cote d’Ivoire,
which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold
Ashanti’s power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply.
Consequently, these factors may adversely affect AngloGold
Ashanti’s results of operations and its financial condition. In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti have together with the other three principal gold producers in Ghana acquired (and equally fund) an
85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. To further reduce the dependence on hydro-electric power, the VRA is increasing its thermal power generation
capacity by constructing a 126mw thermal plant at Tema which is scheduled for completion by mid-2008. Despite the additional capacity, the problem is not entirely solved as low rainfall could have an impact on power availability.
AngloGold Ashanti’s mining operations in Guinea, Tanzania and
Mali are dependent on power supplied by outside contractors
and supplies of fuel being delivered by road. AngloGold Ashanti’s power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure.
Contracts for sale of uranium at fixed prices could affect
AngloGold Ashanti’s operating results and financial condition.
AngloGold Ashanti has entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realising all potential gains from an increase in uranium prices to the extent that the company’s future production is covered by such contracts, or should
AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect
AngloGold Ashanti's results of operations and its financial
condition. For example in 2007, AngloGold Ashanti purchased
400,000lbs of uranium at a cost of around $31 million.
Given the uncertainty relating to availability of power, and the impact power constraints may have on uranium production, the company is in negotiations to reschedule its uranium contracts and depending on the outcome of these negotiations, may have to buy uranium on the open market to fulfil its contractual obligations.
Foreign exchange fluctuations could have a material
adverse effect on AngloGold Ashanti’s operating results and
financial condition.
Gold is principally a dollar-priced commodity, and most of
AngloGold Ashanti’s revenues are realised in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The
weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a
corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material effect on AngloGold Ashanti’s
operational results.
Since June 2002, the weakening of the dollar against the South
African rand (up until the second half of 2007 when the South
African rand began to also weaken against the dollar), the
Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti’s profitability.
Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti’s operations. In 2007,
2006, and 2005, AngloGold Ashanti derived approximately 66%,
66% and 67%, respectively, of its revenues from these countries and incurred approximately 59%, 58% and 63%, respectively, of production costs in these local currencies.
In 2007, the weakening of the dollar against these local
currencies accounted for nearly $3/oz or 6% of the increase in total cash costs from 2006. In 2006, the strengthening of the dollar against these local currencies reduced cash costs by
nearly $7/oz. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in
South African rand, Brazilian real, Argentinean peso and
Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated
in dollars, as imported products comprise a small proportion of production costs in each of these countries.
A small proportion of AngloGold Ashanti’s hedges are
denominated in South African rands and Australian dollars,
which may partially offset the effect of the US dollar’s strength or weakness on AngloGold Ashanti’s profitability.
In addition, due to its global operations and local foreign
exchange regulations, some of AngloGold Ashanti’s funds are
held in local currencies, such as the South African rand and
Australian dollar.
The dollar value of these currencies may be affected by
exchange rate fluctuations. If material, exchange rate
movements may adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may adversely
affect its business.
As of 31 December 2007, AngloGold Ashanti had gross
borrowings of around $1.9 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these
covenants and to be able to pay principal and interest on its debt by utilising the cash flows from operations. Its ability to continue to do so will depend upon its future financial performance which will be affected by its operating performance as well as by
financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth
opportunities and further acquisitions.
AngloGold Ashanti’s level of indebtedness may make it
vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be
certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold
Ashanti cannot be sure that it will be able to do so on
commercially reasonable terms, if at all.
AngloGold Ashanti intends to refinance its R2 billion
corporate bond and $1 billion convertible bond which matures within the next twelve months and cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
Inflation may have a material adverse effect on AngloGold
Ashanti’s results of operations.
Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods.
Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that

Risk management and internal controls continued

Annual Financial Statements 2007
significantly higher future inflation in the countries in which
AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent
devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti’s results of
operations and its financial condition.
While none of AngloGold Ashanti’s specific operations
is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.
AngloGold Ashanti’s new order mining rights in South Africa
could be suspended or cancelled should the company breach,
and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located.
Currently, a significant portion of its mineral reserves and deposits are located in South Africa.
The Mineral and Petroleum Resources Development Act (MPRDA)
vests custodianship of South Africa’s mineral rights in the State.
The State issues prospecting rights or mining rights to applicants.
Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as
old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.
The Department of Minerals and Energy (DME) has published,
pursuant to the MPRDA, the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry (the
Charter). Compliance with the Charter, measured using a
designated Scorecard, requires that every mining company
achieve 15% ownership by Historically Disadvantaged South
Africans (HDSAs) of its South African mining assets by 1 May
2009, and 26% ownership by 1 May 2014 and achieve
participation by HDSAs in various other aspects of management referred to below. The company has submitted to the DME two
Social and Labour Plans – one for each of its main mining
regions – detailing its specific goals in these areas.
The Scorecard allows for a portion of ‘offset’ against the HDSAs equity participation requirements insofar as companies have
facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such
downstream activities and believes these will be recognised in terms of a framework currently being devised by the South
African government.
AngloGold Ashanti has completed a number of asset sales to
companies owned by HDSAs in the past (estimated to have
been equivalent to 20% of AngloGold Ashanti’s South African
production as at 1 August 2005, when its applications for the conversion of its West Wits and Vaal River mineral rights from old order to new order mineral rights were approved). Furthermore, at the end of 2006 AngloGold Ashanti implemented an
Employee Share Ownership Plan (ESOP) and Black Economic
Empowerment (BEE) transaction, collectively with a value
equivalent to approximately 6% of its South African assets. This is consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the
DME as a condition for the granting to the company of its new order mining rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the
Charter, the Scorecard and its own undertakings in terms of
human resource development, employment equity, mine
community and rural development, housing and living
conditions, procurement and beneficiation, including the
implementation of programmes to help achieve the requirement of having 40% of management roles being held by HDSAs by
2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect the company’s results of operations.
AngloGold Ashanti was informed on 1 August 2005, by the
Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its
applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These
applications relate to all of its existing operations in South Africa.
The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and
registered as well as the agreements for Jonkerskraal,
Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.

Even where new order mining rights are obtained under the
MPRDA, these rights may not be equivalent to the old order
mining rights. The AngloGold Ashanti rights that have been
converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining
rights but rather will be granted for a maximum period of
30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional
responsibilities on mining companies relating to environmental management and to environmental damage, degradation or
pollution resulting from their prospecting or mining activities.
AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the company’s South African operations in light of the new, as well as existing, environmental requirements.
The proposed introduction of South African State royalties
where a significant portion of AngloGold Ashanti’s mineral
reserves and operations are located could have an adverse
effect on its results of operations and its financial condition.
The South African government has announced the details of
the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and
Petroleum Resources Royalty Bill was published on 6
December 2007 and provides for the payment of a royalty
according to a formula based on earnings before interest, tax and depreciation. It is estimated that the formula could
translate to a royalty rate of more than 4% of gross sales in terms of current pricing assumptions. The latest proposal
results in a large increase from the 1.5% rate proposed in the second draft in 2006, and the company is making
representations to the government through the South African
Chamber of Mines to retain the proposed 1.5% rate. The
payment of royalties is currently scheduled to begin on 1 May
2009, if the Bill is passed by Parliament in its current form.
Certain factors may affect AngloGold Ashanti’s ability to
support the carrying value of its property, plants and
equipment, acquired properties, investments and goodwill on
its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that
the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred,
AngloGold Ashanti prepares estimates of expected future
cash flows for each group of assets. Expected future cash
flows are inherently uncertain, and could materially change
over time. They are significantly affected by reserve and
production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency
exchange rates, estimates of costs to produce reserves and
future capital expenditure.
If any of these uncertainties occur either alone or in
combination, it could require management to recognise an
impairment, which could adversely affect AngloGold Ashanti’s financial condition.
Diversity in interpretation and application of accounting
literature in the mining industry may impact AngloGold
Ashanti’s reported financial results
The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues.
For example, AngloGold Ashanti capitalises the drilling and
related costs incurred to define and delineate a residual
mineral deposit that has not been classified as proved and
probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and
when diversity in interpretation and application is addressed, it

Risk management and internal controls continued

Annual Financial Statements 2007
may impact AngloGold Ashanti’s reported results should the
adopted interpretation differ from the position followed by
AngloGold Ashanti.
AngloGold Ashanti’s mineral reserves and deposits and mining operations are located in countries that face political,
economic and/or security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and
exploration operations are located in countries that have
experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its
operations and changes in laws relating to issues such as
mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
In 2007, the government of the Democratic Republic of Congo
(DRC) announced an industry-wide review of all mining
concessions and related agreements. The agreements related to the ownership and operation of AngloGold Ashanti’s concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. This review process, the
timing and outcome of which AngloGold Ashanti is unable to
predict, could result in an adverse change to AngloGold Ashanti in terms of these agreements which could have adverse impact
upon AngloGold Ashanti’s current exploration activities and
potential future mining activities in the DRC.
Any existing and new mining and exploration operations and
projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting,
development and mining of mineral reserves, taxation and
royalties, exchange controls, import and export duties and
restrictions, investment approvals, employee and social/
community relations and other matters.
If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its
operations under conditions or within time frames that make
such plans and operations economic, or if legal, ownership,
fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, its results of
operations and its financial condition could be adversely
affected.
In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those
provided for in the respective statutes. In addition, AngloGold
Ashanti has outstanding assessments and unresolved tax
disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and
assessments are not made in a manner favourable to AngloGold
Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
In Argentina, the government is looking to apply export taxes of
5% to mining companies that were exempt therefrom.
AngloGold Ashanti has filed a claim with the courts to prevent payment of an export tax. If the outcome of the tax claim is unfavourable it could have an adverse effect upon AngloGold
Ashanti.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the
Democratic Republic of Congo and Colombia, have in the past
experienced and in certain cases continue to experience, a
difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism,
extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that
continued operations in these countries compromise AngloGold
Ashanti’s security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in
turn, could have an adverse impact on its results of operations and its financial condition.
Labour disruptions and/or increased labour costs could have
an adverse effect on AngloGold Ashanti’s operating results
and financial condition.
As at 31 December 2007, approximately 77% (2006: 69%) of
AngloGold Ashanti’s workforce excluding contractors or 63% of total workforce was located in South Africa. Approximately 98%
of the workforce on its South African operations is unionised, with the National Union of Mineworkers (NUM) representing the majority of unionised workers.

AngloGold Ashanti’s employees in some South American
countries and Ghana are also highly unionised. Trade unions
have a significant impact on AngloGold Ashanti’s labour
relations climate, as well as on social and political reforms, most notably in South Africa.
It has become established practice to negotiate wages and
conditions of employment with the unions every two years
through the Chamber of Mines of South Africa. An agreement
was signed with the unions in August 2007, following
negotiations between NUM, United Associations of South
Africa (UASA) on behalf of some clerical and junior
management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was
reached without resort to any industrial action.
Labour costs represent a substantial proportion of AngloGold
Ashanti’s total operating costs and in many operations,
including South African operations, is the company’s single
largest operating cost category. The two-year wage
agreement will be reviewed in June 2009 in negotiation with
NUM, UASA, Solidarity and the Chamber of Mines and any
increases in labour costs have to be off-set by greater
productivity efforts by all operations and employees.
There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti’s
operations. It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future.
Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti’s results of
operations and its financial condition.
The use of mining contractors at certain of AngloGold
Ashanti’s operations may expose it to delays or suspensions
in mining activities and increases in mining costs.
Mining contractors are used at certain of AngloGold Ashanti’s mines, including Sadiola, Morila and Yatela in Mali, Siguiri in
Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to
mine and deliver ore to processing plants. Consequently, at
these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur
costs and liabilities in the event that any of the mining
contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a
delay in replacing an existing contractor. Furthermore,
increases in contract mining rates, in the absence
of associated productivity increases, will have an adverse
impact on the company’s results of operations and financial
condition.
AngloGold Ashanti competes with mining and other
companies for key human resources.
AngloGold Ashanti competes with mining and other
companies on a global basis to attract and retain key human
resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe
combined with the global shortage of key mining industry
human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve
employment equity targets of participation by historically
disadvantaged South Africans (HDSAs) in management and
other positions.
AngloGold Ashanti competes with all companies in South
Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor “AngloGold Ashanti’s new order
mineral rights in South Africa could be suspended or
cancelled should the company breach, and fail to remedy
such breach of, its obligations in respect of the acquisition of these rights”.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it
fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with
HIV/AIDS which may adversely affect its results of
operations and its financial condition.
AIDS remains the major health care challenge faced by
AngloGold Ashanti’s South African operations. Accurate
prevalence data for AIDS is not available owing to doctor-patient

Risk management and internal controls continued

Annual Financial Statements 2007
confidentiality. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti’s South
African workforce that may be infected by HIV may be as high as
30%. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been
infected with HIV and preventing new infections. Since 2001
AngloGold Ashanti has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002
AngloGold Ashanti began to offer anti-retroviral therapy (ART) to
HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti
commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 4,600 employees are on the wellness programme and as at December 2007, approximately
2,100 employees were receiving treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused disease
management of employees with AIDS, including the provision
of an anti-retroviral therapy, is on average R1,300 ($185) per employee on treatment per month. It is not yet possible to
develop an accurate cost estimate of the programme in its
entirety, given uncertainties such as drug prices and the
ultimate rate of employee participation.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of
AIDS to materially and adversely affect its results of
operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the
future in addressing this issue, and consequently its results of operations and its financial condition could be adversely
affected.
AngloGold Ashanti faces certain risks in dealing with
malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.
Malaria is a significant health risk at all of AngloGold Ashanti’s operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programmes. The disease is a major cause of death in young children and pregnant women but also gives rise to
fatalities and absenteeism in adult men. Consequently, if
uncontrolled, the disease could have an adverse effect upon
productivity and profitability levels of AngloGold Ashanti’s operations located in these regions.
The treatment of occupational health diseases and the
potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold
Ashanti’s operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti’s operations are noise-induced
hearing loss (NIHL), occupational lung diseases (OLD) and
tuberculosis (TB). AngloGold Ashanti provides occupational
health services to its employees at its occupational health
centres and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could
have an adverse effect on AngloGold Ashanti’s results of
operations and its financial condition.
Furthermore, the South African government, by way of a
cabinet resolution in 1999, proposed a possible combination
and alignment of benefits of the Occupational Diseases in
Mines and Works Act (ODMWA) that provides for
compensation to miners who have OLD, TB and combinations
thereof, and the Compensation for Occupational Injuries and
Diseases Act (COIDA) that provides for compensation to non-
miners who have OLD.
COIDA provides for compensation payments to workers
suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA
only provides for a lump sum compensation payment to
workers suffering from OLD. The capitalised value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In
addition, under COIDA compensation becomes payable at a
lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more
of AngloGold Ashanti’s employees would be compensated as
compared with those eligible for compensation under
ODMWA.
If the proposed combination of COIDA and ODMWA were to
occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and
consequently could have an adverse effect on its financial
condition.

Mr Thembekile Mankayi instituted a legal action against
AngloGold Ashanti in October 2006 in the High Court,
Witwatersrand Local Division. Mr Mankayi is claiming
approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti. An exception has
been filed by AngloGold Ashanti against the claim and was
heard in the High Court early February 2008. AngloGold
Ashanti filed the exception on the basis that mine employers are insured in terms ODMWA and COIDA against
compensable diseases and this prevents any delictual claims
by employees against employers. Judgement has been
reserved. If AngloGold Ashanti is unsuccessful in defending
this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labour sending
communities, a number of mining companies (under the
auspices of the Chamber of Mines), together with the National
Union of Mineworkers (NUM) which is the largest union in the mining sector and the national and regional departments of
health have embarked on a project to assist in the delivery of compensation and relief to communities that have been
affected.
The costs associated with the pumping of water inflows
from closed mines adjacent to AngloGold Ashanti’s
operations could have an adverse effect upon its results of
operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.
The closure of a mining operation may have an impact upon
continued operations at the adjacent mine if appropriate
preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations
at the adjacent closed mine are suspended. Such ingress
could have an adverse effect upon any one of AngloGold
Ashanti’s mining operations as a result of property damage,
disruption to operations and additional pumping costs.
AngloGold Ashanti has embarked on legal action in South
Africa after the owner of an adjacent mine put the company
owning the adjacent mining operation into liquidation, raising questions about its and other companies’ willingness to meet their water pumping obligations.
The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining
companies have formed and registered a not-for-profit
company, known as the Margaret Water Company, to conduct
water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in
liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret
Water Company.
The occurrence of events for which AngloGold Ashanti is
not insured or for which its insurance is inadequate may
adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.
However, AngloGold Ashanti’s insurance does not cover all
potential risks associated with its business. In addition,
AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able
to obtain insurance coverage at acceptable premiums.
AngloGold Ashanti has a captive insurance company, namely
AGRe Insurance Company Limited, which participates at
various levels in certain of the insurances maintained by
AngloGold Ashanti. The occurrence of events for which it is
not insured may adversely affect AngloGold Ashanti’s cash
flows and overall profitability.
Risks related to AngloGold Ashanti’s ordinary shares and
American Depositary Shares (ADSs)
Sales of large quantities of AngloGold Ashanti’s ordinary
shares and ADSs, or the perception that these sales may
occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti’s ordinary shares or
ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to
applicable securities laws, holders of AngloGold Ashanti’s
ordinary shares or ADSs may decide to sell them at any time.

Risk management and internal controls continued

Annual Financial Statements 2007
AngloGold Ashanti has entered into a registration rights
agreement with AA plc that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that
AA plc makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert
downward pressure on the prevailing market prices for
AngloGold Ashanti ordinary shares or ADSs, causing their
market prices to decline. In April 2006, Anglo American sold
19,685,170 ordinary shares it held in AngloGold Ashanti and, in
October 2007, sold an additional 69,100,000 ordinary shares
that it held in AngloGold Ashanti. These sales combined with the dilutive effect of AngloGold Ashanti’s issuance of 9,970,732 ordinary shares in April 2006, reduced Anglo American’s
shareholding in AngloGold Ashanti from approximately 51% of
outstanding shares as at 19 April 2006 to approximately 16.6%
as at 9 October 2007. Anglo American has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit AngloGold
Ashanti in an orderly manner.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in
South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. The Memorandum and Articles of Association of the company allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and
distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars,
British pounds, Ghanaian cedis or South African rands will
continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends
and distributions. Furthermore, the market value of AngloGold
Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African
Government to replace the Secondary Tax on Companies with
a withholding tax on dividends and other distributions may
impact on the amount of dividends or other distributions
received by the company’s shareholders.
On 21 February 2007, the South African Government
announced a proposal to replace Secondary Tax on
Companies with a 10% withholding tax on dividends and other
distributions payable to shareholders. This proposal is
expected to be implemented in phases between 2007 and
2009. Although this may reduce the tax payable by the South
African operations of the company thereby increasing
distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by
AngloGold Ashanti shareholders.

Statutory report – contents

Directors’ approval
148
Secretary’s certificate
148
Report of the independent auditors
149
Directors’ report
150
Remuneration report
162
Group financial statements
Group income statement
170
Group balance sheet
171
Group cash flow statement
172
Group statement of recognised
income and expense
173
Notes to the group financial
statements
174
Company financial statements
Company income statement
276
Company balance sheet
277
Company cash flow statement
278
Company statement of recognised
income and expense
279
Notes to the company financial
statements
280

Annual Financial Statements 2007
The annual financial statements and group annual financial statements for the year ended 31 December 2007 were approved by the board of directors on 7 March 2008 and are signed on its behalf by:
Directors
RP Edey, Chairman
M Cutifani, Chief Executive Officer
S Venkatakrishnan, Chief Financial Officer
WL Nkuhlu, Chairman, Audit and Corporate Governance Committee
YZ Simelane
Vice President – Compliance and Corporate Administration
Directors’ approval
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.
YZ Simelane
Vice President – Compliance and Corporate Administration
Johannesburg
7 March 2008
Secretary’s certificate

We have audited the annual financial statements of AngloGold Ashanti Limited group and company, which comprise the directors' report, the balance sheet as at 31 December 2007, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes, as set out on pages 170 to 303.
Directors' responsibility for the financial statements
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with
International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and
making accounting estimates that are reasonable in the circumstances.
Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with
International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including an assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the group and company as at
31 December 2007, and of the financial performance and its cash flows for the year then ended in accordance with International Financial
Reporting Standards, and in the manner required by the Companies Act of South Africa.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
7 March 2008
Report of the independent auditors
to the members of AngloGold Ashanti Limited

Annual Financial Statements 2007
Nature of business
AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Major shareholder
Anglo South Africa Capital (Proprietary) Limited, a wholly owned subsidiary of Anglo American plc (incorporated in England and Wales)
ceased to be AngloGold Ashanti’s major shareholder in October 2007, following the sale of 69.1 million of the 115,102,929 ordinary shares it held in the company. The sale reduced the effective shareholding of Anglo American plc in the issued ordinary share capital of the company to 16.6%.
Share capital
Authorised
The authorised share capital of AngloGold Ashanti at 31 December 2007 is made up as follows:
400,000,000 ordinary shares of 25 South African cents each R100,000,000
4,280,000 E ordinary shares of 25 South African cents each R1,070,000
2,000,000 A redeemable preference shares of 50 South African cents each R1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each R50,000
The following are the movements in the issued and unissued capital from the beginning of the accounting period to the date of this report:
Issued
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2007
2006
At 1 January 276,236,153         69,059,038 264,938,432 66,234,608
Issued during year
– $500 million equity raising (effective 20 April 2006) – – 9,970,732         2,492,683
– Bokamoso ESOP and BEE transaction (approved by
shareholders on 11 December 2006) 31,410                 7,852 928,590             232,147
– Bokamoso ESOP on conversion of E ordinary shares 8,026 2,007 – –
– Exercise of options by participants in the AngloGold
Share Incentive Scheme 1,181,882             295,471 398,399               99,600
At 31 December 277,457,471         69,364,368 276,236,153         69,059,038
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold
Share Incentive Scheme 205,632              51,408
At 31 January 2008 277,663,103         69,415,776
Directors’ report

E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (“BEE transaction”).
Number
Number
of shares
Rand
of shares
Rand
2007
2006
At 1 January 4,185,770              1,046,443 –                         –
Issued during year
– The Bokamoso ESOP Trust 94,230                  23,557                2,785,770            696,443
– Izingwe Holdings (Proprietary) Limited –                        – 1,400,000            350,000
Cancelled in exchange for ordinary shares in terms of the
cancellation formula 139,770                  34,943
At 31 December 4,140,230              1,035,057 4,185,770          1,046,443
Issued/cancelled subsequent to year-end
– Issued –                        –
– Cancelled and exchanged for ordinary shares issued in
terms of the cancellation formula 11,196                   2,799
At 31 January 2008 4,129,034             1,032,258
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the company.
E ordinary share capital amounting to R5,603,292 in respect of 44,190 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold
Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by a wholly owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation)
from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in Note 27 to the group's financial statements.
Unissued
Ordinary
E ordinary
Number Number
Number
Number
of shares
of shares
of shares
of shares
2007
2006
2007
2006
At 1 January 123,763,847 135,061,568 94,230 –
Authorised during the year – – – 4,280,000
Issues during year 1,221,318 11,297,721 94,230 4,185,770
At 31 December 122,542,529 123,763,847 – 94,230
Issues subsequent to year-end 205,632
At 31 January 2008 122,336,897

Annual Financial Statements 2007
Unissued ordinary shares under the control of directors
In terms of the authority granted by shareholders at the annual general meeting held on 4 May 2007, 10% of the authorised but unissued ordinary share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the Share Incentive Scheme; the Bokamoso Employee Share Ownership Plan, the black economic empowerment transaction and for the purposes of the conversion of the $1 billion, 2.375% guaranteed convertible bonds, issued by AngloGold Ashanti Holdings plc, are placed under the control of the directors. This authority expires at the annual general meeting to be held on 2 May 2008.
The unissued ordinary shares under the control of the directors at 31 December 2007 were as follows:
Shares
Rand
Authorised ordinary share capital
400,000,000
100,000,000
Ordinary shares in issue at 4 May 2007
276,827,589
69,206,897
Unissued ordinary shares at 4 May 2007
123,172,411
30,793,103
Less: Ordinary shares set aside in terms of:
– Share Incentive Scheme
7,612,759
1,903,190
– ESOP and BEE transaction
6,071,410
1,517,852
– Guaranteed Convertible Bonds
15,384,615
3,846,154
Net unissued ordinary shares at 4 May 2007
94,103,627
23,525,907
Unissued ordinary shares under the control of the directors
at 4 May 2007(10% of net unissued ordinary shares)
9,410,362
2,352,590
Less: Ordinary shares issued at the discretion of the directors
–
–
At 31 December 2007
9,410,362
2,352,590
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 4 May 2007. At the annual general meeting to be held on 2 May 2008, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
American Depositary Shares
At 31 December 2007, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock
Exchange (NYSE), 82,550,854 (2006: 73,572,341) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At
31 January 2008, there were 78,190,823 ADSs in issue and listed on the NYSE.
Ghanaian Depositary Shares
At 31 December 2007, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GSE)
18,256,500, (2006: 18,256,500 ) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. At 31 January 2008, 18,475,000 GhDSs were listed on the Ghana Stock Exchange.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued
growth, and to promote the retention of such employees by giving them an opportunity to acquire shares in the company.
Non-executive directors are not eligible for participation in the share incentive scheme.
Directors’ report continued

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time. At 31 December 2007, 7,630,080 ordinary shares (2006: 7,596,494) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) – at 31 December 2007 381,504 (2006: 379,824).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options will be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or will expire.
Time-related options vest over a five-year period from date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options will be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or will expire.
Performance-related options granted vest in full, three years from date of grant, provided that the conditions under which the options were granted, are met. All options granted and outstanding vested in full on 1 November 2007.
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005.
Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting.

Annual Financial Statements 2007
Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year
1 January 2007 to 31 January 2008 is:
Average
Long-
exercise
Perfor-
Bonus
Term
price per
Ordinary
Time-
mance
Share     Incentive
ordinary
shares
related
related
Plan
Plan
Total
share
issued
At 1 January 2007 473,260 2,585,800 480,585 660,175   4,199,820 166.64    3,114,077
Movement during year
– Granted
– *12,600 296,495 321,664 630,759 –
– Exercised 266,300 874,874 40,708
–   1,181,882
210.31    1,181,882
– Lapsed – terminations – 85,326 50,704 198,414 334,444 62.78
At 31 December 2007 206,960 1,638,200 685,668
783,425    3,314,253
130,74    4,295,959
Average exercise/issue price
per share
– R 124.68 248.76 – – 130.74
Subsequent to year-end
– Exercised
6,600 196,419 2,613 – 205,632 242.00 205,632
– Lapsed – terminations – – – – –
At 31 January 2008 200,360 1,441,781 683,055
783,425   3,108,621
123.38    4,501,591
Average exercise/issue price
per share
– R 124.50 248.77 – – 123.38
* Correction of prior year lapsings in error.
Analysis of options and rights outstanding at 31 December 2007
Number of
Holding
Holders
options
1 to 100 185 13,518
101 to 500 643 137,261
501 to 1,000 119 82,710
1,001 to 5,000 302 798,881
5,001 to 10,000 94 693,451
10,000 to 100,000 68 1,588,432
Over 100,000 – –
Total 1,411 3,314,253
Directors’ report continued

Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2007.
Review of operations
The performance of the various operations are comprehensively reviewed on pages 54 to 98.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long term growth, cash/debt resources, the amount of reserves available for dividend using the going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Dividends declared since 1 January 2007:
Final dividend
Interim dividend
Final dividend
number 101
number 102
number 103
Declaration date 12 February 2007 30 July 2007 6 February 2008
Last date to trade ordinary shares cum dividend 2 March 2007 17 August 2007 22 February 2008
Record date 9 March 2007 24 August 2007 29 February 2008
Amount paid per ordinary share
– South African currency (cents) 240 90 53
– United Kingdom currency (pence) 16.859 6.0721 3.484
– Ghanaian currency (cedis) 3,041.21 11.1 6.530
Amount per CDI* – Australian currency (cents) 8.4144 2.997 1.484
Payment date 16 March 2007 31 August 2007 7 March 2008
Amount per GhDS** – Ghanaian currency (cedis) 30.41 0.111 0.0653
Payment date 19 March 2007 3 September 2007 10 March 2008
Amount per ADS*** – United States currency (cents) 32.384 12.435 # 7.37
Payment date 26 March 2007 10 September 2007 17 March 2008
Amount per E ordinary share South African currency (cents) 120 45 26.50
Payment date 16 March 2007 31 August 2007 7 March 2008
* Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
** Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
*** Each ADS (American Depositary Share) is equal to one ordinary share
# Illustrative value assuming the following rates of exchange: {R14.068:£; R:¢1,289.29; R5.571:A$; R7.19:$}. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment
Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders’ bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

Annual Financial Statements 2007
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2007, the group’s borrowings totalled $1,872 million, R12,750 million
(2006: $1482 million, R10,376 million).
On 12 December 2007 AngloGold Ashanti announced the successful closing of a US$1.15 billion syndicated revolving loan facility (RCF).
The new 3-year facility will be used to refinance an existing US$700 million RCF, an AUD200 million facility and for general corporate purposes.
Significant announcements during the year under review and subsequent to year-end
On 5 February 2007, AngloGold Ashanti informed the market that a partial slope failure had occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday 3 February 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.
On 13 February 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the 120 level, adding some
2.5 million ounces of gold and 8 years to the mine’s life, at a capital cost of $252 million. Production is due to commence in 2013.
On 4 May 2007, AngloGold Ashanti announced that Messrs CB Brayshaw and AJ Trahar retired from the board effective 5 May
2007. AngloGold Ashanti further announced that Mrs C Carroll had been appointed as a non-executive director with effect from
5 May 2007.
On 1 June 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. Tropicana, located 400 kilometres north-east of Kalgoorlie, is a joint venture between AngloGold Ashanti Australia
(70%) and Independence Group NL (30% free carried to completion of the pre-feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.
On 8 June 2007, AngloGold Ashanti announced that it would sell, subject to certain conditions, to a consortium of Mintails South Africa
(Pty) Limited / DRD South African Operations (Pty) Limited Joint Venture most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by
AngloGold Ashanti. The assets and associated liabilities will sell for R42.8 million (approximately $6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorisations until new order mining rights have been obtained and transferred to the joint venture. A specific exclusion from the sale to the joint venture is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.
On 11 July 2007, AngloGold Ashanti announced the resignation from the board of Mr AH Calver as Mr WA Nairn’s alternate.
On 31 July 2007, the board of directors announced the retirement of Mr RM Godsell, (AngloGold Ashanti’s Chief Executive Officer) and
the resignation of Mr R Carvalho Silva (Chief Operating Officer – International) from the company effective 30 September 2007 and the appointments of Mr M Cutifani as Chief Executive Officer and Mr N Nicolau, (formerly Chief Operating Officer – Africa) as Chief Operating
Officer for all operations as of 1 October 2007. Subsequently, on 12 November 2007, it was announced that due to further operational management restructure, Mr N Nicolau had resigned from the board to pursue other opportunities.
In August 2007, AngloGold Ashanti through the South African Chamber of Mines, signed a two-year wage agreement effective from 1 July
2007, with the three recognised mining unions. This agreement covers some 29,000 category 3 – 8 workers, miners, artisans and officials in the company’s South African operations and was achieved through a mediated outcome without the unions resorting to any industrial action. In terms of the agreement: the first year increases from 1 July 2007 range from 10% for the lower categories of worker to 8% for officials or junior management and include a special dispensation for the benefit of artisans and some skilled occupations. Some improvements to leave conditions and housing allowances were also agreed. Second year increases from 1 July 2008 will be determined at South African CPIX plus 1% with a minimum of an 8% increase.
The company completed the acquisition of minority interests previously held by the Government of Ghana (5%) and the International
Finance Corporation (10%) in the Iduapriem and Teberebie mine effective 1 September 2007 for a total cash consideration of $25 million.
Iduapriem and Teberebie are now wholly owned by AngloGold Ashanti.
Directors’ report continued

On 18 September 2007, AngloGold Ashanti announced that Mr M Cutifani was appointed to the board effective 17 September 2007, as
Chief Executive Officer designate. Mr M Cutifani succeeded Mr RM Godsell as Chief Executive Officer, on his retirement with effect from
1 October 2007.
On 1 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that it intended to offer for sale, 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti’s automatic shelf registration statement. Goldman Sachs International acted as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank were joint book runners for the offering.
On 2 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that Anglo American had completed an offering of 67.1 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares (ADS) priced at
US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax payable by investors in ADSs) and R300.61 per ordinary share
(exclusive of uncertificated securities tax). The offering which was launched on 1 October 2007 was increased from the earlier announced
61 million ordinary shares. The offering price represented discounts of 6.16% and 7.84% to the closing prices of the ADSs and ordinary shares in New York and Johannesburg respectively on Friday, 28 September 2007. The offering settled on 9 October 2007.
On completion of the offering, Anglo American’s holding in AngloGold Ashanti was 17.3%. An additional 2 million shares were sold by Anglo
American in a private placement, further reducing its shareholding to 16.6%.
Following the settlement of the secondary offering and the consequent reduction in shareholding, all the directors representing Anglo
American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate Mr PG Whitcutt resigned from the AngloGold Ashanti board, effective 9 October 2007.
On 12 December 2007, AngloGold Ashanti announced the successful closing of a $1.15 billion syndicated revolving loan facility. The new three-year facility will be used to refinance an existing $700 million revolving credit facility (due January 2008), an A$200 million facility and for general corporate purposes.
On 14 January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of Golden Cycle Gold Corporation (GCGC) through a merger transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC currently hold a 33% shareholding in Cripple Creek & Victor while AngloGold Ashanti hold the remaining 67%. The merger transaction will result in Cripple Creek & Victor being wholly owned by AngloGold Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately $149 million.
On 18 January 2008, AngloGold Ashanti provided operation guidance to its fourth quarter 2007 results, in which it was stated that the company’s South African and Geita operations had experienced production difficulties resulting in the group’s production for the quarter to be of the region of 1.4 million ounces.
On 25 January 2008, AngloGold Ashanti announced that following notification from Eskom regarding interruptions to power supplies, it had halted mining and gold recovery operations on all of its South African operations. Only underground emergency pumping work was being carried out.
On 27 January 2008, AngloGold Ashanti announced it had agreed a process with Eskom, whereby the supplier would give its normal guarantees for sufficient power for the company to undertake shifts from that day for the purpose of re-establishing safe workplaces at each of the deep level underground mines in South Africa. The company was anticipating a ramp up in additional power later in the week that should enable a phased return to normal mining operations. A protocol had also been agreed with the electricity supplier whereby
Eskom will provide the company with four hours warning, prior to having to reduce power supply.
On 29 January 2008, AngloGold Ashanti announced that following a meeting between Eskom and industrial electricity consumers, the company had commenced the process of bringing back into production all of its underground mines and their associated gold treatment plants. On
7 February 2008, AngloGold Ashanti stated that following extensive discussions with Eskom and government, a power supply of 90% had been offered which has resulted in first quarter production from the South African operations being severely disrupted. Equally important is Eskom’s ability to maintain a continuous power supply at a 90% level in order to return to normal production levels and milling rates.
On 14 February 2008, AngloGold Ashanti announced amendments to its agreement with B2Gold in respect of exploration activities in
Colombia.

Annual Financial Statements 2007
Investments
Particulars of the group’s principal subsidiaries and joint venture interests are presented on page 304.
Litigation
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2007, a material effect on the group's financial position, other than those disclosed in group note 38 of the financial statements.
Material change
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2007.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held
on 4 May 2007:
General approval for the acquisition by the company,
or a subsidiary of the company, of its own shares.
6 July 2007
Annual general meetings
At the 63rd annual general meeting held on 4 May 2007, shareholders passed ordinary resolutions relating to:
the adoption of the financial statements for the year ended 31 December 2006;
the re-election of Mr FB Arisman, Mr RE Bannerman, Mr WA Nairn, and Mr SR Thompson as directors of the company;
the election of Mr JH Mensah; Prof WL Nkuhlu and Mr SM Pityana, who were appointed since the previous annual general meeting, as directors of the company;
the renewal of a general authority placing 10% of the unissued ordinary shares of the company, after setting aside sufficient shares attributable to the Share Incentive Scheme and guaranteed convertible bonds, under the control of the directors;
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE; and
the increase in directors' annual remuneration with effect from 1 June 2007, as follows:
R135,000 (previous: R110,000) per annum for each director, other than for the offices of the chairman, deputy chairman and those who are non-residents of South Africa.
$150,000 per annum (previous: $130,000) for the office of the chairman.
R360,000 (previous: R300,000) for the office of the deputy chairman.
$25,000 (previous: $16,000) per annum for directors who are non-residents of South Africa.
An additional $5,000 (previous: $4,000) per meeting for each director, including the chairman and deputy chairman, travelling internationally to attend board meetings.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Directors’ report continued

Notice of the 64th annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at
11:00 (South African time) on Friday, 2 May 2008, is enclosed as a separate document with the Annual Report 2007. Additional copies of the notice of meeting may be obtained from the company’s corporate contacts and the share registrars or may be accessed from the company’s website.
Directorate and secretary
The following movements to the board of directors have taken place for the period from 1 January 2007 to 31 December 2007.
Executive directors:
Mr RM Godsell (CEO) retired from the board effective 30 September 2007.
Mr M Cutifani was appointed to the board on 17 September 2007 and as CEO effective 1 October 2007.
Mr R Carvalho Silva resigned from the board effective 30 September 2007.
Mr NF Nicolau resigned from the board effective 12 November 2007.
Non-executive directors:
Mr SM Pityana was appointed to the board effective 13 February 2007.
Dr SE Jonah resigned from the board effective 12 February 2007.
Mr CB Brayshaw retired from the board effective 5 May 2007.
Mr AJ Trahar retired from the board effective 5 May 2007.
Mrs C Carroll was appointed to the board effective 5 May 2007 and resigned from the board effective 9 October 2007.
Mr R Médori resigned from the board effective 9 October 2007.
Alternate directors:
Mr AH Calver (alternate to Mr WA Nairn) resigned as alternate effective 1 January 2007
Mr PG Whitcutt (alternate to Mr R Médori) resigned as alternate effective 9 October 2007 following Mr Médori’s resignation from the board.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Dr TJ Motlatsi,
Mr WA Nairn and Mr SM Pityana who, being eligible, offer themselves for re-election.
Mrs E Bradley who retires by rotation has not made herself available for re-election.
In addition to the abovementioned directors, Mr M Cutifani, who was appointed as a director during the year, will retire at the annual general meeting and offer himself for re-election.
In terms of the company's memorandum and articles of association, there is no mandatory resignation age for directors.
Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors of the company are listed on pages 16 and 17.
There has been no change in the offices of the vice president – compliance and corporate administration and the company secretary.
The names, business and postal addresses of the vice president – compliance and corporate administration and the company secretary are set out on page 326 of this report.

Annual Financial Statements 2007
Directors’ interests in shares
The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2007, which did not individually exceed 1% of the company's issued ordinary share capital, were:
Beneficial Non- Beneficial Non-
Direct Indirect beneficial
(1)
Direct Indirect beneficial
(1)
31 December 2007
31 December 2006
Executive directors
M Cutifani
–
–
–
–
–
–
R Carvalho Silva (resigned 30 September 2007)
–
–
–
–
–
–
RM Godsell (retired 30 September 2007)
–
–
–
13,010
–
–
NF Nicolau (resigned 12 November 2007)
–
–
–
3,000
–
–
S Venkatakrishnan
652
–
–
652
–
–
KH Williams (retired 6 May 2006)
–
–
–
–
–
–
Total
652 –
–
16,662
–
–
Non-executive directors
FB Arisman
–
2,000
–
–
2,000
–
Mrs E le R Bradley
–
23,423
3,027
–
23,423
3,027
CB Brayshaw (retired 5 May 2007)
–
–
–
–
–
–
C Carroll (appointed 5 May 2007,
resigned 9 October 2007)
–
–
–
–
–
–
RP Edey
–
1,000
–
–
1,000
–
Dr SE Jonah (resigned 12 February 2007)
–
–
–
–
18,469
–
R Médori (resigned 9 October 2007)
–
–
–
–
–
–
Dr TJ Motlatsi
–
–
–
–
–
–
WA Nairn
–
–
–
–
–
–
WL Nkuhlu
–
–
–
–
–
–
SM Pityana
–
–
–
–
–
–
SR Thompson
–
–
–
–
–
–
AJ Trahar (retired 5 May 2007)
–
–
–
–
–
–
PL Zim (retired 4 August 2006)
–
–
–
–
–
–
Total
–
26,423
3,027
–
44,892
3,027
Alternate directors
DD Barber (resigned 4 August 2006)
–
–
–
–
–
–
AH Calver (resigned 11 July 2007)
–
–
–
–
–
–
PG Whitcutt (resigned 9 October 2007)
–
–
–
–
–
–
Total
–
–
–
–
–
–
Grand total
652
26,423
3,027
16,662
44,892
3,027
(1)
The director derives no personal benefit.
Except for Mr Arisman, who, after receiving permission to do so from the chairman of the company, acquired an additional
2,000 AngloGold Ashanti shares (in the form of ADSs) on 22 February 2008, there have been no other changes in the above interests since 31 December 2007.
A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.
Directors’ report continued

Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with Generally Accepted Accounting
Practice (GAAP) and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in dollars in the English language as issued by the International Accounting
Standards Board (IASB) and South African rands on pages 170 to 303, the group has complied with International Financial Reporting
Standards (IFRS) in the English language as issued by the IASB and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2007, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its Executive Committee and Treasury Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2007 amounted to $496 million, R3,381 million, together with cash budgeted to be generated from operations in 2008 and the net incremental borrowing facilities available are, in management’s view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2007, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditors, Ernst & Young Inc., are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 149.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New
York Mellon to holders of the company’s securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2008, will be available to stakeholders and other interested parties upon request to the company’s corporate office or its contacts as listed on page 326 of this report.
Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Annual Financial Statements 2007
The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy.
This policy has as its objectives to:
attract, reward and retain executives of the highest calibre;
align the behaviour and performance of executives with the company’s strategic goals, in the overall interests of shareholders;
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular the Remuneration Committee is responsible for:
the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
the design and operation of the company’s executive share option and other incentive schemes.
Remuneration Committee
For 2007, members of the Committee comprised the following non-executive directors:
Russell Edey (Chairman)
Reginald Bannerman
Prof Wiseman Nkuhlu (appointed 27 July 2007)
Frank Arisman (appointed 27 July 2007)
Sipho Pityana (appointed 27 July 2007)
Dr James Motlatsi (appointed 27 July 2007)
Colin Brayshaw (resigned 5 May 2007)
Tony Trahar (resigned 5 May 2007)
During the year, four meetings of the Remuneration Committee were held. Attendance by members or their designated alternates was as follows:
Number of meetings attended
RP Edey
4
RE Bannerman
4
CB Brayshaw *
1
AJ Trahar *
1
WL Nkuhlu **
3
FB Arisman **
3
SM Pityana **
3
TJ Motlatsi
2
* Entitled to attend only one meeting.
** Attended all meetings since appointment to committee.
Remuneration report

All meetings of the committee are attended by the chief executive officer and executive vice president – organisational development except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.
The following principles are applied in determining executive remuneration:
Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50%
of annual remuneration.
Salary is set at the median for the relevant competitive market.
All incentive plans align performance targets with shareholder interests.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
BSP
Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and in part in rights to acquire shares.
Proposed changes to the BSP
The global scramble for skills in the resources sector has had the effect of greatly increasing levels of remuneration for skilled professionals and managers. Whilst AngloGold Ashanti has been relatively successful in retaining many of its skilled professionals and managers, its competitive position in respect of remuneration has been significantly eroded. This is especially true of the awarding of shares and the magnitude of bonuses paid, which compare unfavourably both within South Africa and globally.
At the forthcoming annual general meeting, the company will propose raising the levels of maximum performance bonus payable and the maximum levels of bonus share awards, reducing the vesting period of bonus shares from three years to two years, and altering the split between company and individual performance in determining the bonus.
LTIP
The LTIP allows for the granting of rights to acquire shares, based on the achievement of stretched company performance targets over a three-year period.
These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the
Remuneration Committee will determine from time to time, will also need to be met.

Annual Financial Statements 2007
Executive remuneration
Executive director remuneration currently comprises the following elements:
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include safety, EPS, cost control, and global production. The weighting of the respective contribution of company and individual targets is 70% company and 30% individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors and executive management – 50% of the bonus is paid in cash and 50% in the awarding of rights to acquire shares. The awards have a three-year vesting period.
LTIP: The CEO and executive director are granted the right to acquire shares of value equivalent to 120% and 100% of their annual salaries respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers.
Additionally, strategic business objectives will also need to be met.
The first tranche of LTIP awards was made to executive directors in 2005. The performance period in respect of the 2005 LTIP award ended at the end of 2007. Only one of the performance targets, TSR, was met, which means that only 40% of the award of shares will vest, whilst the balance will lapse.
Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. All executive directors who are not South African citizens have other retirement benefit plans, to which the company contributes, to the level required by local practice. Death and disability cover reflects best practice amongst comparable employers in South Africa.
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of
24 months, but with a 12-month notice period. The notice period for the chief financial officer and executive director, Srinivasan
Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company. Compensation for these particular circumstances is calculated at twice the notice period earnings.
Remuneration report continued

Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors in 2007:
Resigned/
All figures stated to the
Appointed
retired
Com-
Com-
nearest R000
(1)
with effect with effect Directors'
mittee
Directors'
mittee
from
(2)
from
(2)
fees
(3)
fees
Travel
(4)
Total
fees
(3)
fees
Travel
(4)
Total
2007
2006
RP Edey (Chairman) 1,005 220 128 1,353
Dr TJ Motlatsi (Deputy chairman) 335 186 – 521
300        130
–         430
FB Arisman 141 212 128 481
RE Bannerman 10 Feb 06 150 107 128 385
Mrs E le R Bradley 125 195 – 320
110        150

CB Brayshaw
(5)
5 May 07 46 78 – 124
Mrs C Carroll 5 May 07 9 Oct 07 29 – – 29
–           –                –            –
Dr SE Jonah (President) 12 Feb 07 90 62 – 152
157        120
–          277
R Médori 9 Oct 07 107 – – 107
111           3                 –
114
JH Mensah 4 Aug 06 150 77 128 355
47           –                28          75
WA Nairn 125 157 – 282
110        130
–          240
Prof WL Nkuhlu 4 Aug 06 125 110 – 235
46          25                –            71
SM Pityana 13 Feb 07 115 109 – 224
–           –                 –             –
SR Thompson 141 92 64 297
111          80                –
191
AJ Trahar 5 May 07 48 38 – 86
PL Zim 4 Aug 06 – – – –
83          60                –
143
Total – non-executive directors 2,732 1,643 576 4,951 2,440
1,263           313
4,016
Alternates
DD Barber 4 Aug 06 – – – –
–            –                –            –
AH Calver 1 Jan 07 – – – –
PG Whitcutt
(7)
9 Oct 07 – 33 – 33
–           37                –          37
Total – alternate directors – 33 – 33
–           37                –          37
Grand total 2,732 1,676 576 4,984
2,440       1,300            313   4,053
(1)
Where directors' compensation is in dollars, amounts reflected are the actual South African rand values at the date of payment.
(2)
Fees are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 4 May 2007 shareholders approved an increase in directors fees with effect from 1 May 2007.
– Chairman
– $150,000 per annum
– Deputy chairman and president – R360,000 per annum
– South African resident directors – R135,000 per annum
– Non-resident directors – $25,000 per annum
(4)
A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
(5)
Mr Brayshaw received fees from AGRe Insurance Company Limited, a wholly owned subsidiary, for his roles as both director and as a member of its audit committee.
Executive directors do not receive payment of directors' fees or committee fees.
165
Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors in 2007:
Resigned/

Appointed
retired
Com-
Com-

(1)
with effect with effect Directors'

from

fees

fees
(3)
fees

Total

RP Edey (Chairman) 1,005   128 1,353
919        160
(6)
Dr TJ Motlatsi (Deputy chairman)     – 521

FB Arisman     128 481
113        140
(6)
113          366
RE Bannerman 10 Feb 06     128 385
113         26
(6)
59          199
Mrs E le R Bradley   – 320

(6)
–         260
CB Brayshaw
(5)
5 May 07 46   – 124
110        138
(6)
–         248
Mrs C Carroll 5 May 07

29 – –
Dr SE Jonah (President)   90   – 152

R Médori     – – 107

114
JH Mensah 4 Aug 06     128 355

WA Nairn     – 282

Prof WL Nkuhlu 4 Aug 06     – 235

SM Pityana 13 Feb 07     – 224

AJ Trahar 5 May 07 48   – 110          40
(6)
–          150
PL Zim 4 Aug 06 – – – –
143
Total – non-executive directors 2,732 1,643 576 4,951     4,016
Alternates
DD Barber 4 Aug 06 – – – –
AH Calver   – – – –
–            –                –            –
PG Whitcutt   –

–

Total – alternate directors –

–
Grand total 2,732 1,676   4,984
(1)

(2)
(3)

  – R360,000 per annum

(4)

(5)

(6)

Executive directors do not receive payment of directors' fees or committee fees.
113     1,192

Annual Financial Statements 2007
Executive directors’, executive officers and executive management remuneration – 2007
Following the appointment of Mark Cutifani as chief executive officer, AngloGold Ashanti re-organised its executive management teams with effect from 1 November 2007, in line with the renewed strategic focus of the company. A decentralised regional operating structure was established with three executive vice presidents for Africa, the Americas and Australasia reporting directly to the chief executive officer. In addition, the heads of business strategy, business development, business effectiveness, sustainability and organisational development were made executive vice presidents. These operations and functional executive vice presidents, together with the vice president – treasurer, the vice president – compliance and corporate administration, the chief executive officer and the chief financial officer, constitute the company’s executive management.
Resigned/               Compen-
Per-
Pre-tax
Appointed       retired
sation formance
Pension
gains
on
with            with
and
related
scheme
share
effect        effect
recruit-
pay-
contri-
Other Encashed
Sub
options
All figures in R000
from
(1)
from
(1)
Salary ment
(2)
ments
(3)
butions benefits
(4)
leave
(5)
total exercised
Total
Executive directors'
remuneration 2007
M Cutifani
17 Sep 07 1,594 15,197 963 – 704 – 18,458 – 18,458
R Carvalho Silva
(6)
30 Sep 07 4,468 20,240 1,001 2,121 1,594 1,496 30,920 4,574 35,494
RM Godsell 30 Sep 07 5,029 9,794 – 763 92 1,853 17,531 35,664 53,195
NF Nicolau** 12 Nov 07 4,925 16,688 958 783 826 125 24,305 2,367 26,672
S Venkatakrishnan 4,563 – 1,714 774 – 244 7,295 – 7,295
20,579 61,919 4,636 4,441 3,216 3,718 98,509 42,605 141,114
Executive officers'
remuneration to
30 November 2007
Representing 15
executive officers
28,400 – 6,219 3,590 259 670 39,138 11,483 50,621
Executive officers'
remuneration from
1 December 2007
Representing 10
executive officers
2,422 – 513 299 43 360 3,637 – 3,637
Total executive directors,
executive officers and
executive management
remuneration – 2007
51,401 61,919 11,368 8,330 3,518 4,748 141,284 54,088 195,372
** Resigned from board effective 12 November 2007 and left the company effective 31 January 2008.
(1)
Salaries are disclosed only for the period from or to which office was held except in respect of Messrs Godsell, Carvalho Silva and
Nicolau, which amounts reflect total payments made to the date of this report.
(2)
Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.
(3)
In order to more accurately disclose remuneration received/receivable by executive directors, executive officers and executive management, the tables above include the performance related payments calculated on the year’s financial results.
(4)
Includes health care, personal travel and relocation expenses, and in respect of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout in respect of Mr Nicolau.
(5)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.
(6)
Mr Carvalho Silva’s earnings were paid in Brazilian real and US dollars. For the purposes of this annual report, values have been converted to South African rands using the monthly average rates of exchange.
Remuneration report continued

Executive directors’ and executive officers’ remuneration – 2006
Pre-tax
Appointed   Resigned/
Perform-
Pension
gains on
with         retired
ance
scheme
share
effect  with effect
related
contri-
Other    Encashed
Sub
options
All figures in R000
from
(1)
from
(1)
Salary payments
(2)
butions
benefits
(3)
leave
(4)
total
exercised
(5)
Total
Executive directors'
remuneration 2006
RM Godsell (Chief
Executive Officer)
6,334       2,400            935
63
–       9,732          2,197
11,929
R Carvalho Silva
5,159       1,165         2,088
50           437       8,899
–       8,899
NF Nicolau 3,692
1,165           561          24           143
5,585         3,452
9,037
S Venkatakrishnan 3,801 1,165
646              –              –
5,613                –
5,613
KH Williams 6 May 06 1,186 – 175 88 – 1,449 – 1,449
20,171        5,895        4,406          226      580
31,278           5,649
36,927
Executive officers'
remuneration 2006
Representing 16
executive officers
29,410        6,658        3,208        1,419     265
40,960           7,461
48,421
Total executive directors
and executive officers
remuneration – 2006 49,581
12,553        7,614         1,645      845
72,238         13,110
85,348
(1)
Salaries are disclosed only for the period from or to which, office is held.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year's financial results.
(3)
Includes health care, personal travel and relocation expenses.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.
(5)
On exercising of options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 (2005: 8,717) and 2,900 AngloGold Ashanti shares respectively.

Annual Financial Statements 2007
Share incentive schemes
Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers/
management and other managers during the year to 31 December 2007 and subsequent to year-end.
Executive directors, executive officers/management and other managers
M Cutifani
RM Godsell
Granted and outstanding at 1 January, 2007
Number –
R
–
259,925
Granted during the year
Number –
R
–
32,540
Exercised during the year
Number –
R
–
147,728
Pre-tax gain after expenses at date of exercise
– R000
–
35,664
Lapsed during the year
Number –
R
–
78,737
Held at 31 December 2007
Number –
R
–
66,000
Subsequent to year-end
(to 31 January 2008)
Exercised
Number –
R
–
–
Pre-tax gain after expenses at date of exercise
– R000
–
–
Lapsed
Number –
R
–
–
Held at 31 January 2008
Number –
R
–
66,000
Latest expiry date
–
30 Sep 2008
Of the 3,314,253 options and rights granted and outstanding at 31 December 2007, 1,845,160 options are fully vested, and
208,551 options vest on 4 May 2008 in terms of the BSP, while 105,640 options vest on 4 May 2008 with 158,460 options lapsing in terms of the LTIP.
For the average weighted exercise/issue price per share, refer to the section on ‘Options and rights’ in the Directors’ report on page 154.
#
Venkat refers to S Venkatakrishnan.
Remuneration report continued

Total
executive
Total
officers/
Total
Total
R Carvalho Silva
NF Nicolau
Venkat#
directors
management
other
scheme
69,160 53,380 29,590 412,055 508,225 3,279,540 4,199,820
15,806 15,806 15,806 79,958 100,391 450,410 630,759
37,096 23,400 – 208,224 72,552 901,106 1,181,882
4,574 2,367 – 42,605 11,484 87,538 141,627
41,870 – – 120,607 12,698 201,139 334,444
6,000 45,786 45,396 163,182 523,366 2,627,705 3,314,253
–                           –                            –                          –                              – 205,632 205,632
–                           –                            –                          –                              –                          – –
–                           –                            –                          –                              –                          –                              –
6,000 45,786 45,396 163,182 523,366 2,422,073 3,108,621
30 Sep 2008 12 Nov 2008 15 Mar 2017 15 Mar 2017 15 Mar 2017

Annual Financial Statements 2007
SA Rands
US Dollars
2006
2007
Figures in million
Notes
2007
2006
21,104 24,383 Revenue 3 3,472 3,106
20,137 23,052 Gold income 2,3 3,280 2,964
(15,482) (18,495) Cost of sales 4 (2,636) (2,282)
Loss on non-hedge derivatives and other commodity
(1,955) (5,081) contracts 39 (780) (239)
2,700 (524) Gross (loss) profit (136) 443
(567) (885) Corporate administration and other expenses (126) (84)
(108) (115) Market development costs (16) (16)
(417) (839) Exploration costs (120) (61)
(129) (134) Other operating expenses 5 (20) (18)
(130) (139) Operating special items 6 (21) (18)
1,349 (2,636) Operating (loss) profit (439) 246
– 16 Dividend received from other investments 3 2 –
218 312 Interest received 3 45 32
(17) 4 Exchange gain (loss) 1 (2)
137 333 Fair value adjustment on option component of convertible bond 47 16
(822) (880) Finance costs and unwinding of obligations 7 (125) (123)
(6) (164) Share of associates' loss 8 (23) (1)
859 (3,015) (Loss) profit before taxation 9 (492) 168
(1,232) (1,039) Taxation 12 (145) (180)
(373) (4,054) Loss after taxation from continuing operations (637) (12)
Discontinued operations
(12) 7 Profit (loss) from discontinued operations 13 1 (2)
(385) (4,047) Loss for the year (636) (14)
Allocated as follows
(587) (4,269) Equity shareholders (668) (44)
202 222 Minority interest 32 30
(385) (4,047) (636) (14)
Basic and diluted (loss) profit per ordinary share (cents) 14
(211) (1,519) Loss from continuing operations (237) (15)
(4) 3 Profit (loss) from discontinued operations – (1)
(215) (1,516) Loss (237) (16)
Dividends
(1)
15
450 143 Dividends declared per ordinary share (cents) 20 62
(1)
Dividends are translated at actual rates on date of payment. The current period US dollar amount is an indicative amount only.
Group income statement
For the year ended 31 December

SA Rands US Dollars
2006
2007
Figures in million Notes
2007
2006
ASSETS
Non-current assets
42,382
45,783
Tangible assets
16
6,722
6,054
2,909
2,996
Intangible assets
17
440
415
300
140
Investments in associates
18
21
43
884
795
Other investments
19
117
126
2,006
2,217
Inventories
21
325
287
405
566
Trade and other receivables
23
83
58
45                    –
Derivatives
39
–
6
432
543
Deferred taxation
33
80
62
313
278
Other non-current assets
22
41
44
49,676
53,318
7,829
7,095
Current assets
3,424
4,603
Inventories
21
676
489
1,300
1,587
Trade and other receivables
23
233
185
4,546
3,516
Derivatives
39
516
649
5
2
Current portion of other non-current assets
22
–
1
75
264
Cash restricted for use
24
39
11
3,467
3,381
Cash and cash equivalents
25
496
495
12,817
13,353
1,960
1,830
123
210
Non-current assets held for sale
26
31
18
12,940
13,563
1,991
1,848
62,616
66,881
Total assets
9,820
8,943
EQUITY AND LIABILITIES
22,083
22,371
Share capital and premium
27
3,285
3,154
(1,188)
(6,167)
Retained earnings and other reserves
28
(906)
(169)
20,895
16,204
Shareholders' equity
2,379
2,985
436
429
Minority interests
29
63
62
21,331
16,633
Total equity
2,442
3,047
Non-current liabilities
9,963
10,441
Borrowings
30
1,533
1,423
2,785
3,361
Environmental rehabilitation and other provisions
31
494
398
1,181
1,208
Provision for pension and post-retirement benefits
32
177
169
150
79
Trade, other payables and deferred income
34
12
21
1,984
1,110
Derivatives
39
163
283
7,722
7,159
Deferred taxation
33
1,051
1,103
23,785
23,358
3,430
3,397
Current liabilities
413
2,309
Current portion of borrowings
30
339
59
3,701
4,549
Trade, other payables and deferred income
34
668
528
12,152
18,763
Derivatives
39
2,755
1,736
1,234
1,269
Taxation
35
186
176
17,500
26,890
3,948
2,499
41,285
50,248
Total liabilities
7,378
5,896
62,616
66,881
Total equity and liabilities
9,820
8,943
Group balance sheet
As at 31 December

Annual Financial Statements 2007
SA Rands US Dollars
2006
2007
Figures in million Notes
2007
2006
Cash flows from operating activities
21,237
24,059
Receipts from customers
3,424
3,134
(12,438)
(16,144)
Payments to suppliers and employees
(2,303)
(1,853)
8,799
7,915
Cash generated from operations
36
1,121
1,281
(6)
(14)
Cash utilised by discontinued operations
(2)
(1)
–
1
Dividends received from associates
–
–
(968)
(1,664)
Taxation paid
35
(237)
(143)
7,825
6,238
Net cash inflow from operating activities
882
1,137
Cash flows from investing activities
Capital expenditure
(2,117)
(3,440)
– project expenditure
16
(489)
(313)
(3,416)
(3,758)
– stay-in-business expenditure
(535)
(504)
–
(284)
Acquisition of assets from Trans-Siberian Gold plc
37
(40)
–
393
197
Proceeds from disposal of tangible assets
29
57
63
9
Proceeds from disposal of assets of discontinued operations
1
9
(471)
(190)
Other investments acquired
(27)
(71)
(63)
1
Associate loans and acquisitions
–
(9)
449
174
Proceeds from disposal of investments
25
66
–
16
Dividend received from other investments
3
2
–
(19)
(177)
Increase in cash restricted for use
(25)
(3)
173
260
Interest received
37
25
(5)
(7)
Loans advanced
(1)
(1)
38
10
Repayment of loans advanced
1
6
(4,975)
(7,189)
Net cash outflow from investing activities
(1,022)
(738)
Cash flows from financing activities
3,068
247
Proceeds from issue of share capital
34
512
(32)
(4)
Share issue expenses
–
(5)
1,525
6,111
Proceeds from borrowings
870
226
(3,957)
(3,932)
Repayment of borrowings
(560)
(623)
(586)
(511)
Finance costs paid
(73)
(88)
(913)
(1,050)
Dividends paid
(144)
(132)
(895)
861
Net cash inflow (outflow) from financing activities
127
(110)
1,955
(90)
Net (decrease) increase in cash and cash equivalents
(13)
289
184
4
Translation
14
(3)
1,328
3,467
Cash and cash equivalents at beginning of year
495
209
3,467
3,381
Cash and cash equivalents at end of year
25
496
495
Group cash flow statement
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
283 (99) Actuarial (loss) gain on pension and post-retirement benefits (note 28) (14) 42
Net loss on cash flow hedges removed from equity and reported
1,274 1,421 in gold sales (notes 28 and 29) 202 217
(1,604) (1,173) Net loss on cash flow hedges (notes 28 and 29) (168) (229)
– 69 Hedge ineffectiveness (note 28) 10 –
78 8 Gain on available-for-sale financial assets (note 28) 1 12
50 36 Deferred taxation on items above (note 28) 5 8
2,292 (169) Translation (notes 28 and 29) 6 281
2,373 93 Net income recognised directly in equity 42 331
(385) (4,047) Loss for the year (636) (14)
1,988 (3,954) Total recognised (expense) income for the year (594) 317
Attributable to
1,755 (4,169) Equity shareholders (627) 289
233 215 Minority interest 33 28
1,988 (3,954) (594) 317
Group statement of recognised income and expense
For the year ended 31 December

Notes to the group financial statements
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.
During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by AngloGold Ashanti Limited:
IAS1
Amendment – Capital Disclosures
IFRS 7
Financial Instruments: Disclosures
In addition, the following revised accounting standard and new interpretations were early adopted by AngloGold Ashanti Limited during the current financial year:
IAS 23
Borrowing Costs (revised)
IFRIC 11
IFRS 2 – Group and Treasury Share Transactions
IFRIC 12
Service Concession Arrangements
IFRIC 13
Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.
The adoption of the accounting standards, amendments to standards and new interpretations had no material financial impact on the annual financial statements identified above.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for
AngloGold Ashanti Limited, have not been adopted in the current year:
IAS 1
Presentation of Financial Statements
Effective years beginning on or after 1 January 2009
IFRS 8
Operating Segments
Effective years beginning on or after 1 January 2009
The group has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact. Currently, we do not expect IFRS 8 to have an impact on the geographic segments definition but may have an impact on the amounts reported using the requirement to report data as reported to the Chief Operating Decision Maker, when adopted.
1.1
Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards mentioned above.
AngloGold Ashanti presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South
African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.
Basis of consolidation
The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.
The financial statements of subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.

1
Accounting policies (continued)
1.1 Basis of preparation (continued)
Basis of consolidation (continued)
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.
The acquisition of minority interests are reflected as an equity transaction. The entire difference between the cost of the additional interest and the minority’s share at the date of acquisition is reflected as a transaction between owners.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2 Changes in accounting policies
The adoption of the following new/revised standards, amendments to standards and interpretations did not have any consequential effect on the accounting policies:
IAS1
Amendment – Capital Disclosures
IAS 23
Borrowing Costs (revised)
IFRS 7
Financial Instruments: Disclosures
IFRIC 11
IFRS 2 – Group and Treasury Share Transactions
IFRIC 12
Service Concession Arrangements
IFRIC 13
Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.
IAS 1 Amendment – Capital Disclosures
The group adopted IAS 1 Amendment – Capital Disclosures as of 1 January 2007. The amendment requires additional disclosures about the group’s objectives, policies and processes of managing capital. The adoption of the amendment did not have any effect on the financial position or performance of the group.
IAS 23 Borrowing Costs (revised)
The group adopted IAS 23 – Borrowing Costs (revised) as of 1 January 2007. This revision to the standard will have no financial effect on the results of operation or the reporting of the financial condition of AngloGold Ashanti Limited as the group had already adopted the capitalisation of interest principle for qualifying assets under the allowed alternative of the previous statement.
IFRS 7 Financial Instruments: Disclosures
The group adopted IFRS 7 – Financial instruments: Disclosures as of 1 January 2007. The statement introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk.
The adoption of the statement did not have any effect on the financial position or performance of the group.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.2
Changes in accounting policies (continued)
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
The group elected to adopt IFRIC Interpretation 11 as of 1 January 2007. This interpretation requires arrangements whereby an employee of the group is granted rights, by the parent, to an entity or its parent’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation did not have any effect on the financial position or performance of the group.
IFRIC 12 Service Concession Arrangements
The group elected to adopt IFRIC Interpretation 12 as of 1 January 2007. This interpretation requires arrangements where a public-to-private service concession has been established to be accounted for as balance sheet assets and liabilities at inception. The adoption of this interpretation did not have any effect on the financial position or performance of the group.
IFRIC 13 Customer Loyalty Programmes
The group elected to adopt IFRIC Interpretation 13 as of 1 January 2007. This interpretation requires the entity that grants the customer loyalty award to account for the sales transaction that gives rise to the award credits as a “multiple element revenue transaction” and allocate the fair value between the award credits granted and the other components of the revenue transaction. The adoption of this Interpretation did not have any effect on the financial position or performance of the group.
IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The group elected to adopt IFRIC Interpretation 14 as of 1 January 2007. This interpretation requires the entity to measure any economic benefits available to it in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan, when determining the limit on a defined benefit asset. The adoption of this interpretation did not have any effect on the financial position or performance of the group.
1.3
Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments (including impairments of goodwill), write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the fair value and accounting treatment of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
These factors could include:
changes in proved and probable mineral reserves;
the grade of mineral reserves may vary significantly from time to time;
differences between actual commodity prices and commodity price assumptions;
unforeseen operational issues at mine sites;
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates;
and
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-
production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.3
Significant accounting judgements and estimates (continued)
Carrying value of goodwill and tangible assets (continued)
If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
Deferred stripping costs are included in ‘Mine development costs’, within Tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group’s share of the results of its equity accounted units, as appropriate.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
An individual operating mine is not a typical ‘going-concern’ business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2007 was $418m, R2,844m
(2006: $391m, R2,739m). The carrying amount of tangible assets at 31 December 2007 was $6,722m, R45,783m (2006:
$6,054m, R42,382m). There is no goodwill in the company financial statements. The carrying amount of the company’s tangible assets at 31 December 2007 was R13,297m (2006: R12,484m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage.
Some of the criteria would include but are not limited to the following:
the level of capital expenditure compared to the construction cost estimates;
completion of a reasonable period of testing of the mine plant and equipment;
ability to produce gold in saleable form (within specifications and the de minimis rule); and
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Income taxes (continued)
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2007:
– deferred tax asset: $80m, R543m (2006: $62m, R432m)
– deferred tax liability: $1,051m, R7,159m (2006: $1,103m, R7,722m)
– taxation liability: $186m, R1,269m (2006: $176m, R1,234m)
Carrying values of the company at 31 December 2007:
– deferred tax liability: R1,888m (2006: R2,197m)
– taxation liability: R591m (2006: R561m)
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
The carrying amount of the rehabilitation obligations for the group at 31 December 2007 was $446m, R3,036m (2006:
$361m, R2,525m). The carrying amount of the rehabilitation obligations for the company at 31 December 2007 was
R882m (2006: R1,087m).
Stockpiles, gold in process, ore on leach pad and product inventories
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground gold in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.3
Significant accounting judgements and estimates (continued)
Stockpiles, gold in process, ore on leach pad and product inventories (continued)
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
The carrying amount of inventories for the group at 31 December 2007 was $1,001m, R6,820m (2006: $776m,
R5,430m). The carrying amount of inventories for the company at 31 December 2007 was R476m (2006: R405m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Tanzania and
Mali. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to
AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value for the group at 31 December 2007 was $168m, R1,140m (2006: $124m, R872m). The carrying value for the company at 31 December 2007 was R115m (2006: R49m).
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-
retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts.
These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at
31 December 2007 was $138m, R944m (2006: $129m, R896m). The corresponding balance for the company at
31 December 2007 was R877m (2006: R827m).
Ore Reserve estimates
Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report Ore Reserves in accordance with the SAMREC code.

1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Ore Reserve estimates (continued)
Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group’s financial results and financial position in a number of ways, including the following:
asset carrying values may be affected due to changes in estimated future cash flows;
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
decommissioning site restoration and environmental provisions may change where changes in estimated Ore
Reserves affect expectations about the timing or cost of these activities; and
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
The carrying value of capitalised exploration assets at 31 December 2007 was $55m, R372m (2006: $30m, R211m).
The corresponding balances for the company at 31 December 2007 was nil (2006: nil).
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-
settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions)
at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $33m, R232m (2006: $50m, R344m). The corresponding charge in the company was R216m (2006: R331m).

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.3
Significant accounting judgements and estimates (continued)
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
1.4
Summary of significant accounting policies
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in jointly controlled entities are accounted for by proportionate consolidation on a line-by-line basis.
The group does not recognise its share of profits or losses that result from the group’s purchase of assets from the joint venture until it resells the assets to an independent party. A loss on the transaction is recognised immediately if it provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the effective date of disposal.
As the group only has significant influence, it is unable to obtain reliable information at year end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates’
financial results for material transactions and events in the intervening period. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to zero.
Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.
The carrying values of the investments in associates represent the cost of each investment, including goodwill, balance outstanding on loans advanced, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is recognised in the period in which these circumstances are identified.

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Associates (continued)
Profits realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the group’s equity and related balance sheet amount and released in the group accounts when the assets are effectively realised outside the group. Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS
39. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-
for-sale financial assets, are included in other comprehensive income in equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
equity items other than retained earnings are translated at the closing rate on each balance sheet date;
retained earnings are converted at historical average exchange rates;
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
income and expenses for each income statement presented are translated at monthly average exchange rates
(unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
all resulting exchange differences are recognised as a separate component of equity (foreign currency translation).
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management has determined that the group operates primarily in one segment, gold. A geographical segment provides products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
buildings up to life of mine;
plant and machinery up to life of mine;
equipment and motor vehicles up to five years;
computer equipment up to three years; and
leased assets over the period of the lease.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Tangible assets (continued)
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the “excess stripping” is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable mineral reserves. Other tangible assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.
Land
Land is not depreciated and is measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Dumps are amortised over the period of treatment.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Mine development costs (continued)
Exploration and Evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates and tested for impairment when indicators exist.
Goodwill relating to subsidiaries and joint ventures is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-
generating units).

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Impairment of assets (continued)
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-
tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.
Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
gold in process is valued at the average total production cost at the relevant stage of production;
gold doré / bullion is valued on an average total production cost method;
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method.
By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
mine operating supplies are valued at average cost; and
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its balance sheet except in a business combination.
A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Borrowed commodities
When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the balance sheet. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity.
The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as our employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in the statement of recognised income and expenditure.

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Employee benefits (continued)
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other comprehensive income based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-
based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Employee benefits (continued)
Share-based payments (continued)
In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other comprehensive income.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Annual contributions for the South African operations are made to the Environmental Rehabilitation Trust Fund, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to this trust fund are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.
AngloGold Ashanti is the sole contributor to the funds and exercises full control through the respective boards of trustees, hence the funds are consolidated.
Environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue can be reliably measured. The following criteria must also be present:
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
dividends are recognised when the right to receive payment is established;
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as ‘special items’ on the face of the income statement. Special items that relate to the underlying performance of the business are classified as ‘operating special items’ and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as ‘non-operating special items’ and are presented below
‘operating (loss) profit’ on the income statement.
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or
(b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate risk.
The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).
For cash flow hedges, the effective portions of fair value gains or losses are recognised in equity (other comprehensive income) until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting.
Then, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is eventually recognised in the income statement or included in the initial measurement of covered assets and liabilities. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement and then the gains or losses are recognised in earnings or included in the initial measurement of covered assets or liabilities. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the balance sheet as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in the income statement.

1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Financial instruments (continued)
Derivatives (continued)
Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
Hedge accounting
Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.
Hedge ineffectiveness is recognised in the income statement in ‘Loss on non-hedge derivatives and other commodity contracts’.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Unearned premiums
Call option premiums received are recorded as trade and other payables until the option matures at which time the premium is recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments fair values are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company’s separate financial statements.
Other non-current assets
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Post-retirement assets are measured according to the employee benefits policy.

Notes to the group financial statements continued
For the year ended 31 December

Annual Financial Statements 2007
1
Accounting policies (continued)
1.4
Summary of significant accounting policies (continued)
Financial instruments (continued)
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.
Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value.
They are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, contingent liabilities and assets), and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18.
Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.
Treasury shares
Own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity.
No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.
Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

2
Segmental information
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Group analysis by origin is as follows:
Net operating
Total
Capital
assets
assets
expenditure
Figures in million
2007
2006
2007
2006
2007
2006
US Dollars
South Africa
(1)
1,843 1,726 2,293 2,199 361 313
Argentina 189 177 244 268 20 19
Australia
(2)
791 497 1,278 921 281 86
Brazil
(2)
524 430 709 566 142 186
Ghana 1,758 1,655 1,953 1,779 119 97
Guinea 220 216 312 282 21 16
Mali
(2)
217 209 352 336 9 6
Namibia 38 35 79 61 6 5
Tanzania
(2)
1,002 954 1,418 1,377 27 67
USA 426 389 530 509 23 13
Other, including corporate and
non-gold producing subsidiaries
(1)
206 150 652 645 50 9
7,214 6,438 9,820 8,943 1,059 817
SA Rands
South Africa
(1)
12,550 12,084 15,616 15,392 2,535 2,116
Argentina 1,287 1,239 1,659 1,876 141 129
Australia
(2)
5,386 3,483 8,705 6,447 1,975 584
Brazil
(2)
3,571 3,013 4,826 3,961 995 1,258
Ghana 11,969 11,589 13,301 12,456 836 656
Guinea 1,496 1,510 2,127 1,974 146 110
Mali
(2)
1,478 1,460 2,399 2,350 61 44
Namibia 258 242 536 424 43 33
Tanzania
(2)
6,826 6,681 9,654 9,642 187 452
USA 2,898 2,722 3,608 3,566 161 89
Other, including corporate and
non-gold producing subsidiaries
(1)
1,412 1,053 4,450 4,528 364 62
49,131 45,076 66,881 62,616 7,444 5,533
(1)
Assets held for sale in respect of the Weltevreden mining participation rights of $15m, R100m (2006: $15m, R100m) are included in the South Africa segment. Exploration properties acquired from Trans-Siberian Gold plc of $15m, R100m and properties held by Rand Refinery of $1m, R10m are included in the Other segment.
(2)
Includes allocated goodwill of $266m, R1,814m (2006: $238m, R1,672m) for Australia, $109m, R742m (2006: $109m, R763m) for Tanzania, $23m,
R151m (2006: $23m, R156m) for Brazil and $20m, R137m (2006: $21m, R148m) for Mali (note 17).

2
Segmental information (continued)
Gold production
(oz '000)
(kg)
2007
2006
2007
2006
South Africa
2,328
2,554
72,429
79,427
Argentina
204
215
6,338
6,683
Australia
600
465
18,675
14,450
Brazil
408
339
12,689
10,551
Ghana
527
592
16,388
18,399
Guinea
280
256
8,715
7,948
Mali
441
537
13,703
16,700
Namibia
80
86
2,496
2,690
Tanzania
327
308
10,166
9,588
USA
282
283
8,766
8,817
5,477
5,635
170,365
175,253
Gold income
US Dollars
SA Rands
Figures in million
2007
2006
2007
2006
Geographical analysis of gold income by origin is as follows:
South Africa
1,399
1,347
9,843
9,151
Argentina
140
125
988
841
Australia
348
271
2,437
1,851
Brazil
285
228
2,001
1,558
Ghana
337
263
2,365
1,781
Guinea
211
141
1,483
960
Mali
278
317
1,951
2,146
Namibia
52
50
364
336
Tanzania
114
127
807
857
USA
116
95
813
656
(note 3)
3,280
2,964
23,052
20,137
Geographical analysis of gold income by destination is as follows:
South Africa
1,039
1,082
7,301
7,350
North America
741
803
5,208
5,457
Australia
90
18
632
121
Asia
267
202
1,875
1,369
Europe
734
646
5,163
4,390
United Kingdom
409
213
2,873
1,450
(note 3)
3,280
2,964
23,052
20,137
196
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
3 Revenue
Revenue consists of the following principal categories:
20,137 23,052 Gold income (note 2) 3,280 2,964
749 1,003 By-products (note 4) 145 110
– 16 Dividend received from other investments 2 –
Interest received (note 36)
19 30 – loans and receivables
(1)
4 3
11 12 – held to maturity investments 2 2
31 37 – available-for-sale assets 6 4
157 233 – cash and cash equivalents 33 23
21,104 24,383 3,472 3,106
(1)
Interest received from loans and receivables comprises:
3 7 – related parties 1 1
16 23 – other loans 3 2
19 30 4 3
4 Cost of sales
11,994 14,257 Cash operating costs
(1)
2,033 1,770
(749) (1,003) By-products (note 3) (145) (110)
11,245 13,254 1,888 1,660
354 628 Royalties 89 76
240 77 Other cash costs 11 10
11,839 13,959 Total cash costs 1,988 1,746
152 131 Retrenchment costs (note 10) 19 22
(35) 445 Rehabilitation and other non-cash costs 65 (3)
11,956 14,535 Production costs 2,072 1,765
4,059 4,143 Amortisation of tangible assets (notes 9, 16 and 36) 590 597
13 14 Amortisation of intangible assets (notes 17 and 36) 2 2
16,028 18,692 Total production costs 2,664 2,364
(546) (197) Inventory change (28) (82)
15,482 18,495 2,636 2,282
(1)
Cash operating costs comprises:
4,251 4,917 – salaries and wages 700 628
3,461 3,910 – stores and other consumables 557 511
2,197 2,697 – fuel, power and water 384 323
1,955 2,382 – contractors 340 288
130 351 – services and other charges 52 20
11,994 14,257 2,033 1,770

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
5 Other operating expenses
57
23
Pension and medical defined benefit provisions
3
8
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and diseases,
67
97
governmental fiscal claims and costs of old tailings operations
15
9
5
14
Miscellaneous
2
1
129
134
20
18
6 Operating special items
202
184
Indirect tax expenses
(1)
26
28
Siguiri royalty payment calculation dispute with the Guinean
–
27
Administration
4
–
–
23
Buildings located at Siguiri destroyed by fire (note 14)
3
–
–
7
Impairment of goodwill (note 14 and 17)
1
–
44
6
Impairment of tangible assets (notes 14 and 16)
1
6
Profit on disposal and abandonment of land, mineral rights,
(333)
(79)
tangible assets and exploration properties (note 14)
(2)
(10)
(48)
–
(29)
Recovery of exploration costs
(4)
–
129
–
Performance related option expense (note 11)
–
19
Cost of E-shares issued to Izingwe (Pty) Ltd, a Black Economic
131
–
Empowerment company (note 11)
–
19
(36)
–
Recovery of exploration loan (note 14)
–
(5)
(9)
–
Profit on disposal of shares in Nufcor Uranium Limited (note 14)
–
(1)
2
–
Other (note 14)
–
–
130
139
21
18
(1)
The current year indirect tax expenses include the following:
AngloGold Ashanti Brasil Mineração anticipate that the recovery conditions of VAT will not be met and recovered from the
Brazilian Government $5m, R34m;
VAT claimed by the Tanzanian Revenue Authority on the
difference between fuel invoiced at the contract rate against the prevailing market rate $3m, R21m;
Audited and approved VAT claims rejected by the Tanzanian
Revenue Authority $3m, R26m;
Guinea Revenue Authority claiming withholding tax not held
back from UK drilling contractor Amco $7m, R48m;
The Malian Revenue Authority has raised assessments for
various taxes and penalties based on their audit of 2005 and
2006 financial years at the Malian operations $7m, R48m; and
Other indirect tax expenses of $1m, R7m.
198
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Figures in million
6 Operating special items (continued)
(1)
The 2006 year indirect tax expenses include the following:
VAT payable to the Tanzanian Revenue Authority on a
penalty charged to Golden Construction for excessive fuel
consumption during the power plant commissioning phase
$2m, R14m. The Tanzania Tax Appeals Board ruled against
Geita Gold Mining Company Limited and a decision was
taken to expense this amount;
VAT claimed by the Tanzanian Revenue Authority on the
difference between fuel invoiced at the contract rate against the prevailing market rate $13m, R92m;
VAT claimed by the Tanzanian Revenue Authority on fuel
consumed in operating the power plant $5m, R35m;
Serra Grande and AngloGold Ashanti Brasil Mineração
anticipated that the recovery conditions of VAT will not be
met and recovered from the Brazilian Government $7m,
R55m and $2m, R14m;
Provision for tax write-offs of $2m, R10m. Following claims by
Malian tax authorities for payment of indirect taxes after audits at Sadiola and Yatela in 2005, management decided to settle
the claims and expensed the amounts in question; and
Reversal of a VAT provision at Siguiri $3m, R18m.
(2)
The profit on disposal and abandonment of land, mineral
rights, tangible assets and exploration properties includes
amongst others the following:
On 23 August 2006, AngloGold Ashanti Limited announced
that it had entered into an agreement with Central African
Gold plc (CAG) to sell its entire business undertaking for
$40m, R280m, related to the Bibiani mine and Bibiani North
prospecting permit and to transfer all assets, including all of
Bibiani's employees, fixed mining and non-mining assets,
inventory, trade debtors and intellectual property as well as the Bibiani lease and the North prospecting license, and
procure the cessation and delegation of all contracts related to Bibiani to CAG. The delivery of the North lease permit
valued at $4m, R28m was not concluded at 31 December
2006, consequently during 2006 only proceeds of $36m,
R253m were recognised, resulting in a profit of $25m,
R173m. The North lease permit was delivered during 2007
resulting in recognition of proceeds and profits of $4m, R31m;
The sale of AngloGold Ashanti's Alaskan mineral and
exploration properties during 2006 to International Tower Hill
Mines Limited resulted in a profit on disposal of $13m, R91m;
and
Sundry profit on the disposal and abandonment of land,
mineral rights, tangible assets and exploration properties
amounted to $6m, R48m (2006: $10m, R69m).

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
7 Finance costs and unwinding of obligations
342 353 Finance costs on convertible bonds
(1)
50 50
214 214 Finance costs on corporate bond
(1)
31 32
133 134 Finance costs on bank loans and overdrafts
(1)
19 21
49 41 Discounting of long-term trade and other receivables 6 7
18 29 Finance lease charges 4 3
28 20 Other 3 4
784 791 113 117
(71) (68) Amounts capitalised (note 16) (10) (10)
713 723 103 107
38 84 Unwinding of decommissioning obligation (note 31) 12 6
71 71 Unwinding of restoration obligation (note 31) 10 10
– 2 Unwinding of other provisions (note 31) – –
822 880 (note 36) 125 123
(1)
Finance costs have been determined using the effective interest rate method.
8 Share of associates’ loss
103 120 Revenue 17 15
(105) (123) Operating expenses (17) (16)
(2) (3) Gross loss – (1)
(1) (6) Finance costs (1) –
(3) (9) Loss before taxation (1) (1)
(3) (1) Taxation – –
(6) (10) Loss after taxation (1) (1)
– (154) Impairment (note 14)
(1)
(22) –
(6) (164) (note 18) (23) (1)
(1)
In 2007, Trans-Siberian Gold plc and the Margaret Water Company
Limited investments were impaired. The impairment tests
considered the investments’ fair value and anticipated future cash flows. Impairments of $22m, R154m (2006: nil) were recorded.
9 (Loss) profit before taxation
(Loss) profit before taxation is arrived at after taking account of:
Auditors' remuneration
61 37 – audit fees 5 9
2 18 – under provision prior year 3 –
6 12 – other assurance services 2 1
69 67 10 10
Amortisation of tangible assets
4,040 4,118 – owned assets 586 594
19 25 – leased assets 4 3
4,059 4,143 (notes 4, 16 and 36) 590 597
52 56 Grants for educational and community development 8 8
467 568 Operating lease charges 81 68
200
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
10 Employee benefits
Employee benefits including executive directors' salaries and
4,897
5,820
other benefits
828
723
Health care and medical scheme costs
379
398
– current medical expenses
57
56
94
94
– defined benefit post-retirement medical expenses
13
14
Pension and provident plan costs
274
358
– defined contribution
51
40
11
(19)
– defined benefit pension plan
(3)
1
152
131
Retrenchment costs (note 4)
19
22
213
232
Share-based payment expense (note 11)
33
31
Included in cost of sales, other operating expenses, operating
6,020
7,014
special items and corporate administration and other expenses
998
887
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
7
6
– current service cost
1
1
90
92
– interest cost
13
13
(3)
(4)
– expected return on plan assets
(1)
–
94
94
13
14
Defined benefit pension plan
50
47
– current service cost
7
7
109
125
– interest cost
18
16
(148)
(191)
– expected return on plan assets
(28)
(22)
11
(19)
(3)
1
Actual return on plan assets
420
191
– defined benefit pension and medical plans
27
62
Refer to the Remuneration report for details of directors’
emoluments.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
11 Share-based payments
Share incentive schemes
No new share incentive schemes were approved by the
shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the existing BSP
and LTIP plans. ESOP awards that were surrendered by
participants during the year were re-issued to new employees.
The total cost relating to share incentive schemes was $33m,
R232m (2006: $50m, R344m) and is made up as follows:
12
64
Employee Share Ownership Plan (ESOP) – Free shares
9
2
Employee Share Ownership Plan (ESOP) – E ordinary shares
12
64
to employees
9
2
37
70
Bonus Share Plan (BSP)
10
5
23
11
Long-Term Incentive Plan (LTIP)
2
4
Performance-related share-based remuneration scheme (PRO)
69
–
– 1 May 2003
–
10
Performance-related share-based remuneration scheme (PRO)
60
23
– 1 November 2004
3
9
213
232
Total employee compensation cost (note 10)
33
31
Employee Share Ownership Plan (ESOP) – E ordinary shares
131
–
to Izingwe
–
19
344
232
Total share incentive scheme cost
33
50
Included in:
49
134
– cost of sales
19
7
35
98
– corporate administration and other expenses
14
5
260
–
– other operating special items (note 6)
–
38
344
232
33
50
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced
the finalisation of the Bokamoso Employee Share Ownership
Plan (Bokamoso ESOP) with the National Union of
Mineworkers, Solidarity and United Association of South Africa.
The Bokamoso ESOP creates an opportunity for AngloGold
Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the
company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is
restricted to those employees not eligible for participation in any other South African Share Incentive Plan.
202
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Weighted Weighted
Number average Number average
of exercise of exercise
shares price shares price
SA Rands 2006 Figures in million
SA Rands 2007
11 Share-based payments (continued)
The company also undertook an empowerment transaction
with a Black Economic Empowerment investment vehicle,
Izingwe Holdings (Proprietary) Limited (Izingwe).
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold
Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also
created, allotted and issued E ordinary shares to Izingwe.
The key terms of the E ordinary shares are:
AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
the E ordinary shares will not be listed;
the E ordinary shares which are not cancelled will be
converted into ordinary shares; and
the E ordinary shares will each be entitled to receive a
dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further
one half is included in the strike price calculation.
The award of free ordinary shares to employees
The fair value of each free share awarded on 10 December
2007 is R305.99 (awarded on 13 December 2006: R320.00).
The fair value is equal to the market value at the date-of-grant.
Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated
to them. An equal number of shares vests in 2009 and each
subsequent year up to the expiry date of 1 November 2013.
Accordingly, for the awards issued, the following
information is available:
–
–
Awards outstanding at beginning of year
928,590
–
928,590
–
Awards granted during the year
77,490
–
–
–
Awards lapsed during the year
49,230
–
–
–
Awards exercised during the year
46,590
–
928,590
–
Awards outstanding at end of year
910,260
–
–
–
Awards exercisable at end of year
–
–
Up to 31 December 2007, the rights to a total of 49,230
(2006: nil) shares were surrendered by the participants. A total of 46,590 (2006: nil) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $9m, R64m (2006: $1,7m, R12m).

Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2006
Figures in million
SA Rands 2007
11 Share-based payments (continued)
The award of E ordinary shares to employees
The average fair value of the E ordinary shares awarded to
employees on 10 December 2007 was R79.00 per share
(awarded on 13 December 2006: R105.00). Dividends declared
in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number
of shares allocated to them. At each anniversary over a five-
year period commencing on the third anniversary of the original
2006 award, the company will cancel the relevant number of
E ordinary shares as stipulated by a cancellation formula. Any
E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees. All unexercised awards will be cancelled on 1 May 2014.
Accordingly, for the E ordinary shares issued, the following information is available:
–
–
Awards outstanding at beginning of year
2,785,770
289.00
2,785,770
288.00
Awards shares granted during the year
232,470
307.13
–
–
Awards shares lapsed during the year
147,690
296.97
–
–
Awards shares cancelled during the year
–
–
–
–
Awards shares converted during the year
139,770
298.15
2,785,770
289.00
Awards shares outstanding at end of year
2,730,780
307.49
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment. This value will change on a monthly basis, to take account of employees leaving the company and those
shares being reissued to new employees. The income
statement charge for the year was $9m, R64m (2006: $1,7m,
R12m).
Up to 31 December 2007, the rights to a total of 147,690
(2006: nil) shares were surrendered by participants. A total of
139,770 (2006: nil) shares were allotted to deceased, retired or retrenched employees.
204
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Weighted Weighted
Number average Number average
of exercise of exercise
shares price shares price
SA Rands 2006 Figures in million
SA Rands 2007
11 Share-based payments (continued)
The award of E ordinary shares to Izingwe
The average fair value of the E ordinary shares granted to
Izingwe on 13 December 2006 was R90.00 per share.
Dividends declared in respect of the E ordinary shares will
accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the company to cancel the
relevant number of E ordinary shares as stipulated by a
cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of
Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.
–
–
E ordinary shares outstanding at beginning of year
1,400,000
289.00
1,400,000
288.00
E ordinary shares granted during the year
–
–
–
–
E ordinary shares cancelled during the year
–
–
–
–
E ordinary shares converted during the year
–
–
1,400,000
289.00
E ordinary shares outstanding at end of year
1,400,000
307.49
The weighted average exercise price is calculated as the initial grant price of R288.00 per share plus an interest factor less dividend apportionment. There was no income statement
charge for the year as the full amount was expensed in 2006
(2006: $19m, R131m).
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-
Scholes option-pricing model. The Black-Scholes option-
pricing model requires the input of subjective assumptions,
including the expected term of the option award and share
price volatility. The expected term of award granted is derived from historical data on employee exercise behaviour for the
ESOP award. Expected volatility is based on the historical
volatility of our shares. These estimates involve inherent
uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, our
recorded share-based compensation expense could have been
different from that reported. The Black-Scholes option-pricing model used the following assumptions for the year, weighted-
average risk free interest rates of 7% (2006: 7%); dividend
yields of 2.06% (2006: 2.3%) and volatility of 33% (2006: 36%).

Figures in million
11 Share-based payments (continued)
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes
substantially the whole of his working time to the business of
AngloGold Ashanti Limited, any subsidiary of AngloGold
Ashanti Limited or a company under the control of AngloGold
Ashanti Limited, unless the board of directors (the board)
excludes such a company. An award in terms of the BSP may
be made at any date at the discretion of the board, the only vesting condition being three years' service.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. The AngloGold Ashanti
Limited's Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the
participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair
value is equal to the award value determined by the board.
Accordingly, for the awards made, the following information is available:
Award date
2005
2006
2007
Calculated fair value
R197.50
R308.00
R322.00
Vesting date
4 May 2008
8 Mar 2009
1 Jan 2010
Expiry date
3 May 2015
7 Mar 2016
31 Dec 2016
206
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Weighted Weighted
Number average Number average
of exercise of exercise
shares price shares price
SA Rands 2006 Figures in million
SA Rands 2007
11 Share-based payments (continued)
Bonus Share Plan (BSP) (continued)
271,945
–
Awards outstanding at beginning of year
480,585
–
254,110
–
Awards granted during the year
296,495
–
41,221
–
Awards lapsed during the year
50,704
–
4,249
–
Awards exercised during the year
40,708
–
480,585
–
Awards outstanding at end of year
685,668
–
–
–
Awards exercisable at end of year
–
–
Up to 31 December 2007, the rights to a total of 50,704 (2006:
41,221) shares were surrendered by the participants. A total of
40,708 (2006: 4,249) shares were allotted to deceased, retired or retrenched employees.
The income statement charge for the year was $10m, R70m
(2006: $5m, R33m).
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment
arrangement, intended to provide effective incentives for
executives to earn shares in the company based on the
achievement of stretched company performance conditions.
Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of
senior management of participating companies. Participating
companies include AngloGold Ashanti Limited, any subsidiary
of AngloGold Ashanti Limited or a company under the control
of AngloGold Ashanti Limited, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date
during the year that the board of AngloGold Ashanti Limited
determine and may even be more than once a year. The board
is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of
AngloGold Ashanti Limited's shares on the JSE on the last
business day prior to the date of grant. AngloGold Ashanti
Limited's Remuneration Committee has at their discretion the right to pay dividends, or dividend equivalents to the
participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair
value is equal to the award value as determined by the board.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
11 Share-based payments (continued)
Long-Term Incentive Plan (LTIP) (continued)
The main performance conditions in terms of the LTIP issued in
2005 are:
up to 40% of an award will be determined by the
performance of total shareholder returns (TSR) compared
with that of a group of comparative gold-producing
companies;
up to 40% of an award will be determined by real growth
(above US inflation) in an adjusted earnings per share over
the performance period;
up to 20% of an award will be dependent on the
achievement of strategic performance measures which will
be set by the Remuneration Committee; and
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in
2007 and 2006 are:
up to 40% of an award will be determined by the
performance of total shareholder returns (TSR) compared
with that of a group of comparative gold-producing
companies;
up to 30% of an award will be determined by an adjusted
earnings per share compared to a planned adjusted
earnings per share over the performance period;
up to 30% of an award will be dependent on the
achievement of strategic performance measures which will
be set by the Remuneration Committee; and
three-years’ service is required.
Accordingly, for the awards made, the following information is available:
Award date
2005
2006
2007
Calculated fair value
R197.50
R327.00
R322.00
Vesting date
4 May 2008
1 Aug 2009
1 Jan 2010
Expiry date
3 May 2015
31 Jul 2016
31 Dec 2016

Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2006
Figures in million
SA Rands 2007
11 Share-based payments (continued)
Long-Term Incentive Plan (LTIP) (continued)
Accordingly, for the awards made, the following information
is available:
363,500 – Awards outstanding at beginning of year 660,175 –
316,675 – Awards granted during the year 321,664 –
20,000 – Awards lapsed during the year 198,414 –
– – Awards exercised during the year – –
660,175 – Awards outstanding at end of year 783,425 –
– – Awards exercisable at end of year –                    –
The income statement charge for the year was $2m, R11m
(2006: $4m, R23m).
Performance-related share-based remuneration scheme
– 1 May 2003
The options, if vested, may be exercised at the end of a three-
year period commencing 1 May 2003. The share options were
granted at an exercise price of R221.90. The performance
condition applicable to these options was that the US dollar
EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the
performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a “roll over reset”
basis, in February 2006, to be reviewed annually. The
performance criteria of these options was achieved during
2006. The remaining weighted average contractual life of the options granted is 5.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously
specified performance criteria have been fulfilled.
999,400 221.90 Options outstanding at beginning of year 885,900 221.90
– – Options granted during the year
–                   –
112,000 221.90 Options lapsed during the year
21,400            221.90
1,500 221.90 Options exercised during the year 414,600 221.90
– – Options expired during the year
–                   –
885,900 221.90 Options outstanding at end of year 449,900 221.90
885,900 221.90 Options exercisable at end of year 449,900 221.90
During 2006 1,500 options were exercised by the estate of a
deceased employee. On death, the performance criteria were
set aside in accordance with the scheme rules.

Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2006
Figures in million
SA Rands 2007
11 Share-based payments (continued)
There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in
2006 (2006: $10m, R69m).
Performance-related share-based remuneration scheme
– 1 November 2004
The options, if vested, may be exercised at the end of a three-
year period commencing 1 November 2004. The share options
were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms,
i.e. after inflation, over the following three years in order to vest.
The performance criteria was met during 2006. The remaining
weighted average contractual life of options granted is
6.83 years. An employee would only be able to exercise his
options after the date upon which he has receives written
notification from the directors that the previously specified performance criteria have been fulfilled.
1,012,900
228.00
Options outstanding at beginning of year
911,400
228.00
–
–
Options granted during the year
–
–
100,200
228.00
Options lapsed during the year
40,526
228.00
1,300
228.00
Options exercised during the year
197,974
228.00
–
–
Options expired during the year
–                   –
911,400
228.00
Options outstanding at end of year
672,900
228.00
–
–
Options exercisable at end of year
672,900
228.00
During 2006 1,300 options were exercised by the estate of a
deceased employee. On death, the performance criteria were
set aside in accordance with the scheme rules. The income
statement charge for the year was $3m, R23m (2006: $9m,
R60m).
210
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Weighted Weighted
Number average Number average
of exercise of exercise
shares price shares price
SA Rands 2006 Figures in million
SA Rands 2007
11 Share-based payments (continued)
There are currently two share incentive schemes that fall
outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of
these schemes are as follows:
Performance-related share-based remuneration scheme
– 1 May 2002
The share options were granted at an exercise price of
R299.50 per share. The performance condition applicable to
these options was that US dollar EPS must increase by 7.5%
for each of the three succeeding years. On 24 December 2002,
AngloGold Ashanti Limited underwent a share split on a
2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria was met, in the initial three years, the grantor decided to roll the scheme forward on a “roll over reset” basis, to be reviewed annually. The performance
criteria of these options were achieved during 2006. The
remaining weighted average contractual life of options granted is 4.33 years. An employee would only be able to exercise his options after the date upon which he receives written
notification from the directors that the previously specified performance criteria have been fulfilled.
884,700
299.50
Options outstanding at beginning of year
788,500
299.50
–
–
Options granted during the year
–
–
94,700
299.50
Options lapsed during the year
23,400            299.50
1,500
299.50
Options exercised during the year
249,700
299.50
–
–
Options expired during the year
–
–
788,500
299.50
Options outstanding at end of year
515,400
299.50
788,500
299.50
Options exercisable at end of year
515,400
299.50

Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2006
Figures in million
SA Rands 2007
11 Share-based payments (continued)
Time-related share-based remuneration scheme
– granted up to 30 April 2002
Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average
contractual life of options granted is 2.36 years. The period in which and the extent to which the options vest and may be
exercised are as follows:
after two years – up to 20% of options granted
after three years – up to 40% of options granted
after four years – up to 60% of options granted
after five years – up to 100% of options granted
864,710
126.91
Options outstanding at beginning of year
473,260
125.82
–
–
Options granted during the year
–                    –
1,600
211.00
Options lapsed during the year
–
–
389,850
127.89
Options exercised during the year
266,300
125.89
–
–
Options expired during the year
–                    –
473,260
125.82
Options outstanding at end of year
206,960
124.69
465,260
123.90
Options exercisable at end of year
206,960
124.69
No grants were made with respect to the time related scheme
options and performance related options during 2005, 2006
and 2007. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-
Scholes option-pricing model. The Black-Scholes option-
pricing model requires the input of subjective assumptions,
including the expected term of the option award and share
price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting
employment termination behaviour. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management's
judgment. In addition, we are required to estimate the expected forfeiture rate and only recognise expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could
have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2002
2003
2004
Risk-free interest rate
11.00%
11.00%
8.18%
Dividend yield
4.27%
4.27%
2.27%
Volatility factor of market share price
0.390
0.390
0.300
Weighted average expected life
7 years
7 years
7 years
Calculated fair value
R100.20
R77.76
R94.65
212
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
12 Taxation
South African taxation
193 371 Mining tax
(1)
55 27
257 212 Non-mining tax 29 39
57 47 Under provision prior year 6 8
Deferred taxation:
565 285 Temporary differences
(2)
41 81
Unrealised non-hedge derivatives and other commodity
(771) (634) contracts (93) (110)
412 57 Change in estimated deferred tax rate
(3) (4)
8 59
713 338 46 104
Foreign taxation
933 1,065 Normal taxation
(1)
151 137
(8) (15) Over provision prior year (2) (1)
Deferred taxation:
(294) (310) Temporary differences
(2)
(45) (43)
Unrealised non-hedge derivatives and other commodity
29 (39) contracts (5) 4
(141) – Change in estimated deferred tax rate
(5)
– (21)
519 701 99 76
1,232 1,039 145 180
Tax reconciliation
A reconciliation of the effective tax rate charged in the income statement to the prevailing corporate tax rate is set out in the following table:
% % % %
144 (34) Effective tax rate (29) 107
Disallowable items:
(116) 66 Derivative losses 58 (90)
(5) 9 Other 9 (5)
29 (2) Foreign income tax allowances and rate differentials (2) 23
56 (5) Current tax assets recognised (previously unrecognised) (4) 43
(5) 7 Current unrecognised tax assets 6 (4)
(47) 2 Change in estimated deferred tax rate
(4) (5)
2 (35)
(6) 1 Prior year under provision 1 (4)
(13) (7) Other (4) 2
37 37 Estimated corporate tax rate
(3)
37 37
(1)
Included in South African mining taxation is tax on the
disposal of tangible assets of $3m, R21m (2006: nil).
Included in normal foreign taxation is tax on the disposal of tangible assets of $3m, R19m (2006: $2m, R13m) (note 14).
(2)
Included in temporary differences in South African taxation is tax on the impairment and disposal of tangible assets of
$1m, R6m (2006: nil). Included in temporary differences of
foreign taxation is a tax credit on the impairment and
disposal of tangible assets of $4m, R24m (2006: tax charge
of $8m, R56m) (note 14).

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
12 Taxation (continued)
(3)
Mining tax on mining income in South Africa is determined
according to a formula based on the profit and revenue from
mining operations. The company has elected to be exempt
from STC and is taxed at a higher rate of company tax for
mining and non-mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is
ignored when calculating the South African mining income.
Capital expenditure not deducted from mining income is
carried forward as unredeemed capital to be deducted from
future mining income. South Africa operates under two tax
paying entities, Vaal River Operations and West Wits
Operations. Under ring-fencing legislation, each entity is
treated separately and deductions can only be utilised
against income generated by the relevant tax entity.
The formula for determining the South African mining tax
rate is:
Y = 45 – 225/X
where Y is the percentage rate of tax payable and X is the
ratio of mining profit net of any redeemable capital
expenditure to mining revenue expressed as a percentage.
(4)
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's
current estimate of future profitability when temporary
differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly
different from year to year. The change in the estimated
deferred tax rate at which the temporary differences will
reverse amounts to $8m, R57m (2006: $59m, R412m).
(5)
The Ghanaian tax authorities have granted an extension on
tax losses which would have been forfeited during the prior
year $21m, R141m.
Unrecognised tax losses
The unrecognised tax losses of the US operations which are
1,943
1,692
available for offset against future profits earned in the USA
248
277
1,943
1,692
248
277
Analysis of tax losses
Tax losses available to be used against future profits
–
8
– utilisation required within one year
1
–
1,943
1,684
– utilisation in excess of five years
247
277
1,943
1,692
248
277
Unrecognised tax losses utilised
448
191
Assessed losses utilised during the year
28
64
214
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
13 Discontinued operations
On 8 June 2007, AngloGold Ashanti announced that it would
sell, subject to certain conditions, to a consortium of Mintails
South Africa (Pty) Ltd/DRD South African Operations (Pty) Ltd
joint venture, most of the remaining assets of Ergo, the surface reclamation operation east of Johannesburg.
The Ergo reclamation surface operation, which forms part of the
South African operations and is included under South Africa for segmental reporting, has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision
reached on 1 February 2005, mining operations at Ergo ceased on
31 March 2005, with only site restoration obligations remaining.
The environmental rehabilitation programme to restore the site continues until all the legal and sale conditions have been met.
The results of Ergo are presented below:
26 5 Gold income 1 4
(2) (22) Cost of sales (3) (1)
(37) 37 Reversal (increase) in environmental provision 5 (5)
(13) 20 Gross profit (loss) 3 (2)
– 10 Other income 2 –
(13) 30 Profit (loss) before taxation 5 (2)
(17) (2) Normal taxation (note 35) – (2)
18 (21) Deferred taxation (note 33) (4) 2
(12) 7 Net profit (loss) after taxation 1 (2)
SA Cents
US Cents
14 Earnings per ordinary share
Basic (loss) profit per ordinary share
(211) (1,519) – Continuing operations (237) (15)
The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $669m, R4,275m
(2006 losses of: $42m, R575m) and 281,455,107 (2006:
272,808,217) shares being the weighted average number of
ordinary shares in issue during the financial year.
(4) 3 – Discontinued operations – (1)
The calculation of basic profit (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $1m,
R7m (2006 losses of: $2m, R12m) and 281,455,107 (2006:
272,808,217) shares being the weighted average number of
ordinary shares in issue during the financial year.
Diluted (loss) profit per ordinary share
(211) (1,519) – Continuing operations (237) (15)
The calculation of diluted loss per ordinary share is based on losses attributable to equity shareholders of $669m, R4,275m
(2006 losses of: $42m, R575m) and 281,455,107 (2006:
272,808,217) shares being the diluted number of ordinary
shares. In 2006 and 2007, no adjustment was made since the
effect is anti-dilutive.

SA Cents
US Cents
2006
2007
2007
2006
14 Earnings per ordinary share (continued)
Diluted (loss) profit per ordinary share (continued)
(4)
3
– Discontinued operations
–
(1)
The calculation of diluted profit (loss) per ordinary share is based on profits attributable to equity shareholders of $1m,
R7m (2006 losses of: $2m, R12m) and 281,455,107 (2006:
272,808,217) shares being the diluted number of ordinary
shares. In 2006 and 2007, no adjustment was made since the
effect is anti-dilutive.
Number of shares
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
276,805,309
272,214,937
E ordinary shares
(1)
4,117,815
194,954
Fully vested options
(2)
531,983
398,326
Weighted average number of shares
281,455,107
272,808,217
Dilutive potential of share options
(3)
–
–
Diluted number of ordinary shares
281,455,107
272,808,217
(1)
As E ordinary shares participate in the profit available to
ordinary shareholders, these shares were included in basic
earnings per share.
(2)
Employee compensation awards, are included in basic
earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted earnings per share did not take into account the effect of 575,316 (2006: 854,643) shares, issuable on share awards as the effect of this was anti-dilutive for
this period.
The calculation of diluted earnings per share for 2007 did not take into account the effect of 15,384,615 (2006: 15,384,615)
shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.
SA Rands
Figures in million
US Dollars
Headline loss
The loss attributable to equity shareholders was adjusted by the following to arrive at headline loss:
(587)
(4,269)
Loss attributable to equity shareholders
(668)
(44)
–
7
Impairment of goodwill (notes 6 and 17)
1
–
44
6
Impairment of tangible assets (notes 6 and 16)
1
6
(376)
(56)
Profit on disposal of assets (note 6)
(7)
(54)
Taxation on items above
13
40
– current portion (note 12)
6
2
56
(18)
– deferred portion (note 12)
(3)
8
–
154
Impairment of investment in associates (note 8)
22
–
(850)
(4,136)
Headline loss
(648)
(82)
216
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA cents
US cents
2006
2007
2007
2006
14 Earnings per ordinary share (continued)
Cents per share
Headline loss removes items of a capital nature from the
calculation of earnings per share, calculated in accordance with
Circular 8/2007 issued by the South African Institute of
Chartered Accountants (SAICA).
The calculation of headline loss per ordinary share is based on headline losses of $648m, R4,136m (2006: $82m, R850m)
and 281,455,107 (2006: 272,808,217) shares being the
weighted average number of ordinary shares in issue
(312) (1,470) during the year. (230) (30)
SA Rands
Figures in million
US Dollars
15 Dividends
Ordinary shares
No. 99 of 62 SA cents per ordinary share was declared
on 9 February 2006 and paid on 10 March 2006
164 – (10 US cents per share). – 26
No. 100 of 210 SA cents per ordinary share was declared
on 26 July 2006 and paid on 25 August 2006
578 – (29 US cents per share). – 81
No. 101 of 240 SA cents per ordinary share was declared
on 12 February 2007 and paid on 16 March 2007
– 664 (32 US cents per share). 90 –
No. 102 of 90 SA cents per ordinary share was declared
on 30 July 2007 and paid on 31 August 2007
– 249 (12 US cents per share). 34 –
No. E1 of 120 SA cents per E ordinary share was declared
on 12 February 2007 and paid on 16 March 2007
– 4 (16 US cents per share). 1 –
No. E2 of 45 SA cents per E ordinary share was declared
on 30 July 2007 and paid on 31 August 2007
– 2 (6 US cents per share). – –
742 919 (note 28) 125 107
No. 103 of 53 SA cents per ordinary share was declared on
6 February 2008 and will be paid on 7 March 2008
(approximately 7 US cents per share). The actual rate of
payment will depend on the exchange rate on the date of
currency conversion.
No. E3 of 26.5 SA cents per E ordinary share was declared on
6 February 2008 and will be paid on 7 March 2008
(approximately 4 US cents per share). The actual rate of
payment will depend on the exchange rate on the date of
currency conversion.

16
Tangible assets
Mineral    Exploration
Mine
rights
and
Land
development
Mine
and
evaluation
and
Figures in million
costs
infrastructure
dumps
assets
buildings
Total
US Dollars
Cost
Balance at 1 January 2006
5,128
2,244
1,218
33
27
8,650
Additions
– project
expenditure
293
8                 2                 –                  –
303
– stay-in-business expenditure
405
97                 –                 –                  2
504
Disposals
(2)
(14)
(3)
(2)
(2)
(23)
Transfers and other movements
(1)
(66)
173               (31)
–                 –               76
Finance costs capitalised (note 7)
10
–
–
–
–
10
Translation
(191)
(71)
(1)
–                (1)
(264)
Balance at 31 December 2006
5,577                  2,437
1,185                 31              26
9,256
Accumulated amortisation
Balance at 1 January 2006
1,569
1,035
137
1
–
2,742
Amortisation for the year (notes 4, 9 and 36)
466
107
23
1
–
597
Impairments (notes 6 and 14)
(3)
2
4                 –                  –                 –                6
Disposals
(1)
(3)
–                 (1)
–               (5)
Transfers and other movements
(1)
(92)
62                 (1)
–                  –
(31)
Translation
(66)
(39)
(2)
–                  –
(107)
Balance at 31 December 2006
1,878                   1,166
157                  1                  –
3,202
Net book value at 31 December 2006
3,699                   1,271
1,028                 30                26
6,054
Cost
Balance at 1 January 2007
5,577                    2,437
1,185                 31                26
9,256
Additions
– project expenditure
458
21                  –                   –               –
479
– stay-in-business expenditure
350                     184                –                  –
36
570
Acquisition of exploration assets
(2)
–
3                  –
25              –
28
Disposals
(3)
(12)
–                 (1)
(1)
(17)
Transfers and other movements
(1)
(184)
225                  –                  –                 –
41
Finance costs capitalised (note 7)
10
–                  –                 –                 –
10
Translation
158 25
12
–
3
198
Balance at 31 December 2007
6,366
2,883
1,197
55
64
10,565
Accumulated amortisation
Balance at 1 January 2007
1,878                 1,166
157                   1                –
3,202
Amortisation for the year (notes 4, 9 and 36)
364                    203
21                   –                 2
590
Impairments (notes 6 and 14)
(3)
1
–                 –                   –               –                  1
Disposals
(1)
(8)
–                  (1)
–
(10)
Transfers and other movements
(1)
(37)
  5                   –                   –               –
(22)
Translation
63
15                   4                   –              –
82
Balance at 31 December 2007
2,268
1,391
182
–
2
3,843
Net book value at 31 December 2007
4,098
1,492
1,015
55
62
6,722
218
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

16
Tangible assets
Mineral Exploration
Mine
rights
and
Land
development
Mine
and
evaluation
and
Figures in million
costs
infrastructure
dumps
assets
buildings
Total
SA Rands
Cost
Balance at 1 January 2006
32,536 14,241 7,731 206 174 54,888
Additions
– project
expenditure 1,977 55
14                 –                 –
2,046
– stay-in-business expenditure
2,745                     660                 –                –
11 3,416
Disposals (13) (98) (20) (11) (11) (153)
Transfers and other movements
(1)
(427)
1,171            (210)
– (3) 531
Finance costs capitalised (note 7) 71 – – – – 71
Translation
2,153                   1,036
783                 22               14
4,008
Balance at 31 December 2006
39,042                  17,065
8,298                217             185
64,807
Accumulated amortisation
Balance at 1 January 2006
9,957 6,565 874 4 1 17,401
Amortisation for the year (notes 4, 9 and 36) 3,167 730 152 10 – 4,059
Impairments (notes 6 and 14)
(3)
13
28                  –                  –                3
44
Disposals (7) (20)
–                 (9)
– (36)
Transfers and other movements
(1)
(620)
422                 (9)
–                (3)
(210)
Translation
634                    442
90                   1                 –
1,167
Balance at 31 December 2006
13,144                   8,167
1,107                   6                1
22,425
Net book value at 31 December 2006
25,898                    8,898
7,191                211             184
42,382
Cost
Balance at 1 January 2007
39,042                  17,065
8,298                217             185
64,807
Additions
– project expenditure
3,225                      147                –                  –                  –
3,372
– stay-in-business expenditure 2,453
1,295                –                  –
256 4,004
Acquisition of exploration assets
(2)
–
24                 –
174                 –
198
Disposals (18) (86) (3) (9) (4) (120)
Transfers and other movements
(1)
(1,309)
1,581                –                 –                   –
272
Finance costs capitalised (note 7) 68
–                 –                 –                    –
68
Translation (106) (388) (140) (10) (2) (646)
Balance at 31 December 2007 43,355 19,638 8,155 372 435 71,955
Accumulated amortisation
Balance at 1 January 2007
13,144                  8,167
1,107                  6                   1
22,425
Amortisation for the year (notes 4, 9 and 36)
2,559                 1,426
147                  –                  11
4,143
Impairments (notes 6 and 14)
(3)
5
1                  –                 –                   –               6
Disposals (9) (57)
–               (7)
– (73)
Transfers and other movements
(1)
(262)
108                  –                 –                   –
(154)
Translation
6                 (169)
(12)
1                  (1)
(175)
Balance at 31 December 2007 15,443 9,476 1,242 – 11 26,172
Net book value at 31 December 2007 27,912 10,162 6,913 372 424 45,783
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $9m, R60m (2006:
$15m, R105m). Included in land and buildings are assets held under finance leases with a net book value of $34m, R235m (2006: nil).
The majority of the leased assets are pledged as security for the related finance lease.
The carrying value of assets encumbered by project finance amounts to nil (2006: $12m, R85m).
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 9.75%
(2006: 8.23%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Transfers and other movements comprise amounts from deferred stripping, change in estimates for decommissioning and asset reclassifications.
(2)
Exploration assets of $43m, R298m were acquired from Trans-Siberian Gold plc (TSG). Assets to the value of $15m, R100m has been tranferred to non-current assets held for sale (note 26).

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
16 Tangible assets (continued)
(3)
Impairments include the following:
44
6
Write-off of various minor tangible assets and equipment
1
6
44
6
(note 6)
1
6
The above impairments relate to mining properties, mine
development costs and mine plant facilities and have been
recognised in operating special items (note 6). The recoverable amount was determined by reference to value in use.
Impairment calculation
Management assumptions for the value in use of tangible
assets and goodwill include:
The forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point
based on a 30-day average during the fourth quarter of
2007: $749/oz, (2006: $630/oz)). Thereafter, the estimated
future gold price has been increased by 2.25% (2006:
2.25%) per annum over the remaining life of the mines.
These prices have been adjusted for the effects of including normal sale forward contracts to arrive at an average
received price across all of the cash generating units
(CGUs).
Annual life of mine plans which take into account the following:
Proved and probable ore reserves included in pages 106
to 111;
value beyond proved and probable reserves (including
exploration potential) determined using the gold price
assumption referred to above;
a real pre-tax discount rate adjusted for country risk and
project risk for cash flows relating to mines not yet in
commercial production and deep level mining projects
based on the discount rate applicable to the long-term dollar market rates;
foreign currency cash flows are translated at estimated
forward exchange rates and then discounted using
appropriate discount rates for that currency;
cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
variable operating cash flows are increased at local
Consumer Price Index rates.
220
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

US Dollars
Figures in million
2007
2006
16 Tangible assets (continued)
Impairment calculation (continued)
The real pre-tax discount rates applied in impairment
calculations are based on a calculated weighted average cost of capital (WACC) of 4.53% (2006: 4.00%), adjusted for
appropriate factors being country risk, project risk, value and timing of tax payments. The WACC is based on the average
weighting of AngloGold Ashanti and those of its main peers.
Real pre-tax discount rates applied in impairment calculations on CGU’s for which the carrying amount of goodwill is
significant are as follows:
Sunrise Dam
(1)
11.0% 10.2%
Boddington
(1)
8.3% 7.7%
Geita
(1)
10.5% 10.3%
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely
independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and
production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and
future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
changes in proved and probable Ore Reserves as well as
value beyond proven and probable reserves;
the grade of Ore Reserves as well as value beyond proved
and probable reserves may vary significantly from time
to time;
differences between actual commodity prices and
commodity price assumptions;
unforeseen operational issues at mine sites; and
changes in capital, operating mining, processing and
reclamation costs and foreign exchange rates.
(1)
The discount rates for 2006 were calculated on a consistent
basis to the 2007 discount rates.

SA Rands
US Dollars
Figures in million
16 Tangible assets (continued)
Impairment calculation (continued)
Based on an analysis carried out by the group, the carrying
value and value in use of cash generating units that are most sensitive to a 5% movement in gold price, ounces, costs and
discount rate assumptions are:
Carrying
Value in
Carrying
Value in
value
use
2007
value
use
10,890             12,048
Obuasi
1,599              1,769
647                 783                    Sadiola
95                115
933                 933                    Morila
(1)
137                 137
3,654               3,876
Sunrise Dam
(1)
537                569
2006
10,760             11,065
Obuasi
1,537             1,580
782                 880                    Tau Lekoa
112                126
Should any of the assumptions used change adversely and the
impact not be mitigated by a change in other factors, this could result in an impairment of the above assets.
It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and
hence life of mine plans at 31 December 2007 because these
assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar,
movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the
impairment testing process for goodwill and tangible assets
could require a material adjustment to the carrying amounts
disclosed at 31 December 2007.
(1)
The above carrying value of Morila and Sunrise Dam includes
goodwill of $20m, R137m and $133m, R907m respectively
(note 17).
222
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
17 Intangible assets
Goodwill
Net carrying value
2,366 2,739 Balance at beginning of year 391 373
– (7) Impairment of goodwill (notes 6 and 14)
(1)
(1) –
373 112 Translation 28 18
2,739 2,844 Balance at end of year 418 391
Net carrying amount allocated to each of the cash
generating units:
836 907 Sunrise Dam 133 119
836 907 Boddington 133 119
763 742 Geita Gold Mining Limited 109 109
148 137 Morila Limited 20 21
100 97 AngloGold Ashanti Brasil Mineração 15 15
56 54 Serra Grande Company Limited 8 8
2,739 2,844 418 391
(1)
Goodwill has been allocated to its respective cash
generating units (CGUs) where it is tested for impairment as part of the CGU (note 16). The group reviews and tests the
carrying value of goodwill on an annual basis for impairment.
Following the impairment review, goodwill to the value of
$1m, R7m at Morila was impaired.
Royalty and tax rate concession
Cost
312 344 Balance at beginning of year 49 49
32 (9) Translation – –
344 335 Balance at end of year 49 49
Accumulated amortisation
145 174 Balance at beginning of year 25 23
13 14 Amortisation (notes 4 and 36) 2 2
16 (5) Translation – –
174 183 Balance at end of year 27 25
170 152 Net book value 22 24
2,909 2,996 Total intangible assets 440 415
The government of Ghana agreed to a concession on the
royalty payments by maintaining a rate of 3% for 15 years
from 2004.
The tax rate concession was granted at a rate of 30% for the
Ashanti business combination in 2004. During 2005, the
corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
18 Investments in associates
The group has a 25% (2006: 25%) interest in Oro Group (Pty)
Ltd which is involved in the manufacture and wholesale of
jewellery. The year-end of Oro Group (Pty) Ltd is 31 March.
Equity accounting is based on results to 30 September 2007
adjusted for material transactions.
The group has a 29.8% (2006: 29.9%) interest in Trans-Siberian
Gold plc (listed on the London Stock Exchange), which is
involved in the exploration and development of gold mines. The year-end of Trans-Siberian Gold plc is 31 December. Equity
accounting is based on results to 30 September 2007 adjusted for material transactions.
The carrying value of associates consists of:
218
203
Shares at carrying value brought forward
32
35
(15)
12
Share of retained earnings (loss) brought forward
(1)
(3)
203
215
31
32
(6)
(10)
Share of associates' loss after taxation (note 8)
(1)
(1)
–
(154)
Impairment (note 8)
(1)
(22)
–
–
3
Investment acquired in Margaret Water Company Limited
–
–
18
3
Translation
1
–
85
83
Loans advanced
(2)
12
12
300
140
21
43
(1)
In 2007, the Trans-Siberian Gold plc and Margaret Water
Company Limited investments were impaired. The
impairment tests considered the investments fair value and
anticipated future cash flows. Impairments of $22m, R154m
were recorded.
(2)
Loans advanced consist of $10m, R68m (2006: $10m,
R70m) to Trans-Siberian Gold plc and $2m, R15m to the Oro
Group (Pty) Ltd (2006: $2m, R15m).
The Trans-Siberian Gold plc loan bears interest at LIBOR + 4%
and is convertible into equity under certain circumstances at the option of the borrower.
The Oro loan bears interest at a rate determined by the Oro
Group (Pty) Ltd's board of directors and is repayable at their discretion.
224
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
18 Investments in associates (continued)
The carrying value consists of the following:
Share capital and reserves
20
23
Oro Group (Pty) Ltd
4
3
195
34
Trans-Siberian Gold plc
5
28
215
57
9
31
Loans advanced
15
15
Oro Group (Pty) Ltd
2
2
70
68
Trans-Siberian Gold plc
10
10
300
140
21
43
63
41
Market value of listed associate
6
9
The group's effective share of certain balance sheet items of its associates at 30 September 2007 is as follows:
117
100
Non-current assets
15
17
97
147
Current assets
22
14
214
247
Total assets
37
31
50
44
Non-current liabilities
7
7
30
42
Current liabilities
6
4
80
86
Total liabilities
13
11
134
161
Net assets
24
20
Reconciliation of the carrying value of investments in associates with net assets:
134
161
Net assets
24
20
101
99
Goodwill
14
14
235
260
38
34
70
68
Loan advanced to Trans-Siberian Gold plc
10
10
–
(154)
Impairment
(22)
–
(5)
(5)
Repayment of Oro Group (Pty) Ltd shareholders' loan
(1)
(1)
–
(43)
Elimination of profits within the group
(6)
–
–
14
Translation
2
–
300
140
Carrying value
21
43

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
19 Other investments
Listed investments
Available-for-sale
97
310
Balance at beginning of year
44
15
512
30
Additions
4
76
(388)
(23)
Disposals
(3)
(57)
77
8
Fair value adjustments
(1)
1
11
12
(2)
Translation
2
(1)
310
323
Balance at end of year
48
44
Available-for-sale listed investments consist of investments in ordinary shares, associated purchase warrants and options.
The available-for-sale investments primarily consists of:
91
96
Nufcor Uranium Limited
14
13
101
76
International Tower Hill Mines Limited
11
14
22
56
Red 5 Limited
8
3
Various listed investments held by Environmental
80
89
Rehabilitation Trust Fund
13
11
16
6
Other
2
3
310
323
48
44
Held to maturity
118
124
Balance at beginning of year
18
19
–
15
Additions
2
–
–
(39)
Maturities
(6)
–
6
4
Interest earned
1
1
–
–
Translation
–
(2)
124
104
Balance at end of year
15
18
Rehabilitation Trust Fund administered by RMB Private
Bank comprising:
90
72
Government bonds
10
13
34
32
Quasi-Government bonds
5
5
124
104
15
18
434
427
Book value of listed investments
63
62
434
430
Market value of listed investments
63
62
The market value of held to maturity bonds above is $15m,
R107m. The market value has a sensitivity of R27,433 for a
basis point change in interest rates.
226
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
19 Other investments (continued)
Unlisted investments
Available-for-sale
2 2 Balance at beginning of year – –
2 2 Balance at end of year – –
Available-for-sale unlisted investments consist primarily of the
Chamber of Mines Building Company Limited.
2 2 Directors' valuation of unlisted investments
(2)
– –
Held to maturity
428 448 Balance at beginning of year 64 68
52 15 Additions 2 7
(74) (102) Maturities (15) (11)
36 9 Interest earned 1 5
6 (4) Translation 2 (5)
448 366 Balance at end of year 54 64
Additions to unlisted investments consist of contributions to the
Environmental Rehabilitation Trust Fund and Environmental
Protection Bond. These investments are collateral for certain of the group’s environmental obligations.
Unlisted investments – held to maturity include:
Negotiable Certificates of Deposit – Rehabilitation Trust Fund
367 274 administered by RMB Private Bank 40 52
Environmental Protection Bond – fixed-term deposit required
64 76 by legislation 12 9
17 16 Other 2 3
448 366 54 64
450 368 Book value of unlisted investments 54 64
450 366 Fair value of unlisted investments 54 64
884 795 Total book value 117 126
884 796 Total fair value 117 126
(1)
The exposure to equity price risk on equity investments is not significant.
(2)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted
equity investments are carried at cost. The group does not
intend to sell the investments in the foreseeable future.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
20 Interest in joint ventures
The group's effective share of income, expenses, assets and
liabilities of joint ventures, which is included in the consolidated financial statements, is as follows:
Income statement
2,146
1,951
Gold income
278
317
(1,101)
(1,217)
Expenses
(173)
(161)
1,045
734
Operating profit
105
156
9
10
Interest received
1
1
(46)
(35)
Finance costs and unwinding of obligations
(5)
(7)
1,008
709
Profit before taxation
101
150
(219)
(304)
Taxation
(43)
(34)
789
405
Profit after taxation
58
116
Balance sheet
Non-current assets
832
688
Tangible assets
101
119
148
137
Intangible assets
20
21
91
96
Other investments
14
13
485
410
Inventories
60
69
161
180
Trade and other receivables
26
23
74
113
Deferred taxation
17
11
Current assets
702
850
Inventories
125
100
204
232
Trade and other receivables
34
29
170
135
Cash and cash equivalents
20
24
2,867
2,841
Total assets
417
409
1,957
2,043
Equity
300
280
Non-current liabilities
59
25
Borrowings
4
8
248
244
Provisions and deferred taxation
36
35
Current liabilities
184
136
Current portion of borrowings
20
26
419
393
Trade and other payables
57
60
2,867
2,841
Total equity and liabilities
417
409
Refer to pages 304 and 305 for details of joint ventures.
228
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
21 Inventories
Non-current
Raw materials
1,048 1,296 – heap-leach inventory 190 150
922 913 – ore stockpiles 134 132
Finished goods
24 – – by-products
(1)
– 3
1,994 2,209 Total metal inventories 324 285
12 8 Mine operating supplies 1 2
2,006 2,217 325 287
Current
Work in progress
464 581 – gold in process 85 66
Finished goods
292 281 – gold doré/bullion 41 42
455 392 – by-products
(1)
58 65
Raw materials
621 1,315 – ore stockpiles 193 89
345 382 – heap-leach inventory 56 49
2,177 2,951 Total metal inventories 433 311
1,247 1,652 Mine operating supplies 243 178
3,424 4,603 676 489
5,430 6,820 Total inventories
(2)
1,001 776
(1)
Uranium by-products of $3m, R22m (2006: $6m, R45m) are
pledged to bankers in support of an inventory repurchase
programme (note 30).
(2)
The amount of the write-down of by-products, gold in
process, gold on hand and ore stockpiles to net realisable
value, and recognised as an expense is $55m, R372m
(2006: $4m, R28m). This expense is included in cost of sales which is disclosed in note 4.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
22 Other non-current assets
Unsecured
267
244
AngloGold Ashanti Pension Fund (note 32)
36
38
Defined benefit post-retirement medical asset for Rand Refinery
17
19
employees (note 32)
3
2
1
1
Retiree Medical Plan for Nufcor South Africa employees (note 32)
–
–
Loans and receivables
Loan repayable between 31 December 2009 and
4
4
31 December 2011 bearing interest at 3% per annum
–
–
Other interest-bearing loan – repayable over five years at South
5
5
African prime bank overdraft rates less 2%
1
1
Other non-interest bearing loans and receivables – repayable
24
7
on various dates
1
4
318
280
41
45
Current portion of other non-current assets included in
(5)
(2)
current assets
–
(1)
313
278
41
44
23 Trade and other receivables
Non-current
18
14
Trade debtor
2
3
38
56
Prepayments and accrued income
8
5
329
496
Recoverable tax, rebates, levies and duties
(1)
73
47
20
–
Other debtors
–
3
405
566
83
58
Current
291
302
Trade debtors
44
41
407
546
Prepayments and accrued income
80
58
14
19
Interest receivable
3
2
543
644
Recoverable tax, rebates, levies and duties
(1)
95
77
6
29
Amounts due from related parties
4
1
39
47
Other debtors
7
6
1,300
1,587
233
185
1,705
2,153
Total trade and other receivables
316
243
The non-current trade debtor is non-interest bearing and
repayable over three years.
Current trade debtors are non-interest bearing and are
generally on terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
230
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

Figures in million
23 Trade and other receivables (continued)
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian and the Tanzanian
governments.
(1)
Recoverable tax, rebates, levies and duties includes the
following:
Recoverable value added tax due from the Malian government
amounts to an attributable $42m, R286m at 31 December 2007
(31 December 2006: $34m, R237m). The last audited value
added tax return was for the period ended 31 March 2007 and
at balance sheet date an attributable $25m, R170m (2006:
$19m, R131m) was still outstanding, and $17m, R116m (2006:
$15m, R107m) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of previous audits.
Recoverable fuel duties from the Malian government amounts
to an attributable $7m, R48m at 31 December 2007
(31 December 2006: $11m, R73m). Fuel duty refund claims are
required to be submitted before 31 January of the following
year and are subject to authorisation by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities.
The Customs and Excise authorities have approved an
attributable $2m, R14m (2006: $5m, R34m), which is still
outstanding, while an attributable $5m, R34m (2006: $6m,
R39m) is still subject to authorisation. Accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of previous
authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all Malian owned
entities. Management is in negotiations with the government of
Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to
their present value at a rate of 6.5%.
Recoverable value added tax due from the Tanzanian
government amounts to $16m, R109m at 31 December 2007
(31 December 2006: $14m, R97m). The last audited value
added tax return was for the period ended 30 June 2007 and
at 31 December 2007 $14m, R95m (31 December 2006: $9m,
R63m) was still outstanding and $2m, R14m (31 December
2006: $5m, R34m) is still subject to audit. The accounting
processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of
previous audits. The amounts outstanding have been
discounted to their present value at a rate of 7.8%.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
23 Trade and other receivables (continued)
Recoverable fuel duties from the Tanzanian government
amounts to $37m, R252m at 31 December 2007
(31 December 2006: $18m, R128m). Fuel duty claims are
required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise
authorities. Claims for the refund of fuel duties amounting to
$21m, R143m (31 December 2006: $12m, R83m) have been
lodged with the Customs and Excise authorities, which is still outstanding, whilst claims for refund of $16m, R109m
(31 December 2006: $6m, R45m) have not yet been submitted.
The accounting processes for the unauthorised amount are in
accordance with the processes advised by the Tanzanian
government in terms of previous authorisations. The amounts
outstanding have been discounted to their present value at a rate of 7.8%.
24 Cash restricted for use
15
45
Cash restricted by the prudential solvency requirements
7
2
Cash balances held by the Environmental Rehabilitation
31
179
Trust Fund
26
5
23
33
Cash balances held by the Boddington Joint Venture
5
3
6
7
Other
1
1
75
264
(note 39)
39
11
25 Cash and cash equivalents
2,649
2,471
Cash and deposits on call
363
378
818
910
Money market instruments
133
117
3,467
3,381
(notes 39 and 40)
496
495
232
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
26 Non-current assets held for sale
Effective 30 June 2005, the investment in the Weltevreden
mining rights of $15m, R100m (2006: $15m, R100m) was
classified as held for sale. This investment was previously
recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resource Limited on 15 June
2005. On 19 December 2005, Aflease was acquired by
sxr Uranium One (formerly Southern Cross Inc.) and the sale
agreement was amended to recognise this change. The
conditions precedent to the agreement were not fulfilled before the expiry date of 31 December 2007. Consequently the
agreement lapsed and a new agreement is being negotiated
with Aflease Gold Limited. In terms of the draft agreement, the purchase price will be paid in the form of Aflease shares to be issued to AngloGold Ashanti.
The draft agreement currently contains conditions precedent
including that the Minister must approve of the cession of the
Weltevreden mining right from AngloGold Ashanti to Aflease,
unconditional approval of the transaction by the Competition
Commission and approval by the JSE of issue and allotment of the Aflease shares.
Rand Refinery allocated parts of its premises $1m, R10m
previously recognised as a tangible asset, to held for sale. Rand
Refinery intends to sell off parts of the estate that are no longer utilised within the next 12 months. A buyer has been found and a sale agreement has been drawn up, the parties are in the
process of finalising the agreement.
Effective 30 June 2007, exploration properties of $15m, R100m acquired from Trans-Siberian Gold plc situated in Russia were classified as assets held for sale. The expected cash sale of these exploration properties would form part of the joint venture agreement between Polymetal and AngloGold Ashanti which is
expected to be concluded during 2008.
Arising from the sale of Bibiani, effective 1 December 2006, to
Central African Gold plc (CAG), the group decided to apply
$3m, R23m of the partial proceeds to an investment in
15,825,902 CAG shares. Subsequent to this decision, local
regulators required that the 15,825,902 shares in CAG be sold within 90 days of 28 December 2006.
On 14 February 2007, the company disposed of 7,000,000
CAG shares yielding total proceeds of $1m, R11m and during
April 2007, disposed of the remaining 8,825,902 CAG shares
123
210
yielding total proceeds of $2m, R13m.
31
18

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
27 Share capital and premium
Share capital
Authorised
100
100
400,000,000 ordinary shares of 25 SA cents each
15
14
1
1
4,280,000 E ordinary shares of 25 SA cents each
–
–
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
–
–
–
–
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
102
102
15
14
Issued and fully paid
277,457,471 (2006: 276,236,153) ordinary shares of
69
69
25 SA cents each
10
10
4,140,230 (2006: 4,185,770) E ordinary shares of
1
1
25 SA cents each
–
–
2,000,000 (2006: 2,000,000) A redeemable preference
1
1
shares of 50 SA cents each
–
–
778,896 (2006: 778,896) B redeemable preference shares
–
–
of 1 SA cent each
–
–
71
71
10
10
Treasury Shares held within the group:
2,778,896 (2006:2,778,896) A and B redeemable preference
(1)
(1)
shares held within the group
–
–
–
–
913,410 (2006: 928,590) ordinary shares held within the group
(1)
–
–
2,740,230 (2006: 2,785,770) E ordinary shares held
(1)
(1)
within the group
(1)
–
–
69
69
10
10
Share premium
19,293
22,976
Balance at beginning of year
3,282
3,045
3,330
283
Ordinary shares issued
40
550
353
(6)
E ordinary shares (cancelled) issued
(1)
50
–
–
Translation
94
(363)
22,976
23,253
Balance at end of year
3,415
3,282
(312)
(312)
Redeemable preference shares held within the group
(46)
(45)
(297)
(292)
Ordinary shares held within the group
(43)
(43)
(353)
(347)
E ordinary shares held within the group
(51)
(50)
22,014
22,302
3,275
3,144
22,083
22,371
Share capital and premium
3,285
3,154
(1)
These shares relate to the Black Economic Empowerment
transactions more fully described in note 11 and as a result participate in dividends declared by the group.
234
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

27 Share capital and premium (continued)
The rights and restrictions applicable to the A and B
redeemable preference shares.
A redeemable preference shares are entitled to:
an annual dividend, after payment in full of the annual
dividend on the B preference shares, equivalent to the
balance of after tax profits from mining the Moab Lease
Area; and
on redemption, the nominal value of the shares and a
premium per share equal to the balance of the net proceeds
from disposal of assets relating to the Moab Lease Area,
after redemption in full of the B preference shares and
payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the
Moab Lease Area; and
on redemption, the nominal value of the shares and a
premium of up to R249.99 per share provided by the net
proceeds from disposal of the assets relating to the Moab
Lease Area.
The Moab Lease Area consists of the Moab Khotsong mine
operations.

28
Retained earnings and other reserves
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Retained
butable
translation
gains
hensive
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)
income
(3)
Total
US Dollars
Balance at December 2005
(58)
22               (66)
(36)
(261)
(399)
Actuarial gains recognised
42
42
Deferred taxation thereon (note 33)
(15)
(15)
Loss attributable to equity shareholders
(44)
(44)
Dividends (note 15)
(107)
(107)
Net loss on cash flow hedges removed from
equity and reported in gold sales
215                215
Net loss on cash flow hedges
(227)
(227)
Deferred taxation on cash flow hedges
(note 33)
25                25
Gain on available-for-sale financial assets
12
12
Deferred taxation on available-for-sale
financial assets (note 33)
(2)
(2)
Share-based payment for share awards and
BEE transaction
48                48
Translation
(2)
307                   3
(25)
283
Balance at December 2006
(209)
20            241                 (6)
(215)
(169)
Actuarial loss recognised
(14)
(14)
Deferred taxation thereon (note 33)
5                                    5
Loss attributable to equity shareholders
(668)
(668)
Dividends (note 15)
(125)
(125)
Acquisition of minority interest
(12)
(12)
Transfers to foreign currency translation
reserve
(6)
6                                                       –
Net loss on cash flow hedges removed from
equity and reported in gold sales
200               200
Net loss on cash flow hedges
(166)
(166)
Hedge ineffectiveness
10                 10
Deferred taxation on cash flow hedges and
hedge ineffectiveness (note 33)
–                 –
Gain on available-for-sale financial assets
1
1
Deferred taxation on available-for-sale
financial assets (note 33)
–                 –
Share-based payment for share awards
27                27
Translation
11                (1)
(5)                5
Balance at December 2007
(1,020)
20
258
(16)
(148)
(906)
236
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

28
Retained earnings and other reserves (continued)
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Retained
butable
translation
gains
hensive
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)
income
(3)
Total
SA Rands
Balance at December 2005
1,115                   138
(1,910) (227) (1,655) (2,539)
Actuarial gains recognised 283 283
Deferred taxation thereon (note 33) (102) (102)
Loss attributable to equity shareholders (587) (587)
Dividends (note 15) (742) (742)
Net loss on cash flow hedges removed from
equity and reported in gold sales
1,264            1,264
Net loss on cash flow hedges (1,592) (1,592)
Deferred taxation on cash flow hedges
(note 33)
167               167
Gain on available-for-sale financial assets 78 78
Deferred taxation on available-for-sale
financial assets (note 33) (15) (15)
Share-based payment for share awards and
BEE transaction
338              338
Translation
2,346                   1
(88) 2,259
Balance at December 2006 (214)
138              436               (45)
(1,503) (1,188)
Actuarial loss recognised (99) (99)
Deferred taxation thereon (note 33)
36                                   36
Loss attributable to equity shareholders (4,269) (4,269)
Dividends (note 15) (919) (919)
Acquisition of minority interest (81) (81)
Transfers to foreign currency translation
reserve (41)
41                                                       –
Net loss on cash flow hedges removed from
equity and reported in gold sales
1,407             1,407
Net loss on cash flow hedges (1,161) (1,161)
Hedge ineffectiveness
69                 69
Deferred taxation on cash flow hedges and
hedge ineffectiveness (note 33) (1) (1)
Gain on available-for-sale financial assets 8 8
Deferred taxation on available-for-sale
financial assets (note 33)
1                 1
Share-based payment for share awards
190               190
Translation (139)
(21)            (160)
Balance at December 2007 (5,524) 138 338 (108) (1,011) (6,167)
(1)
$402m, R2,729m (2006: $286m, R2,004) of retained earnings arising at the joint venture operations and certain subsidiaries may not be remitted without third party shareholder consent.
(2)
Non-distributable reserves comprise a surplus on disposal of company shares of $21m, R141m (2006: $20m, R141m) and other transfers.
(3)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings, fair value gains or losses on available-for-sale financial assets and the equity item for share-based payments.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
29 Minority interests
374
436
Balance at beginning of year
62
59
202
222
Profit for the year
32
30
(171)
(131)
Dividends paid
(19)
(25)
–
(91)
Acquisition of minority interest
(1)
(13)
–
Net loss on cash flow hedges removed from equity and
10
14
reported in gold sales
2
2
(12)
(12)
Net loss on cash flow hedges
(2)
(2)
33
(9)
Translation
1
(2)
436
429
Balance at end of year
63
62
(1)
With effect 1 September 2007, AngloGold Ashanti acquired
the remaining effective 15% minorities of Iduapriem.
30 Borrowings
Unsecured
6,656
6,654
Convertible bonds
(1)
977
951
Semi-annual coupons are paid at 2.375% per annum. The
bonds were issued on 27 February 2004 and are convertible at the holders’ option into ADSs up to February 2009, and are
US dollar-based. The bonds are convertible at a price of
$65.00 per ADS.
If the bonds have not been converted by 20 February 2009,
they will be redeemed at par on 27 February 2009. AngloGold
Ashanti Holdings plc has the option of calling an early
redemption of all the bonds three years after their issuance, if the price of the ADSs exceeds 130% of the conversion price for more than 20 days during any period of 30-consecutive trading days.
Syndicated loan facility ($1,150m) – Drawn down in US dollars
–
3,556
and Australian dollars
(2)
522
–
Interest charged at LIBOR plus 0.4% per annum. Loan is
repayable in December 2010 and is US dollar-based and is
subject to debt covenant arrangements for which no default
event occurred.
2,066
2,070
Corporate bond
(3)
304
295
Semi-annual coupons are paid at 10.5% per annum. The bond
is repayable on 28 August 2008 and is rand-based.
151
68
FirstRand (Ireland) plc
10
22
Interest charged at LIBOR plus 0.8% per annum. Loan is of a
short-term nature, has no fixed repayment date and is
US dollar-based.

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
30 Borrowings (continued)
Unsecured (continued)
10
10
Government of Mali
1
1
Interest charged at LIBOR plus 2% per annum. Loan is
repayable by December 2011 and is US dollar-based.
1,271
–
Syndicated loan facility ($700m)
–
181
Interest charged at LIBOR plus 0.4% per annum. This
US dollar-based loan was repaid in December 2007 and was
subject to debt covenant arrangements for which no default
event occurred.
13
–
Bank Belgolaise
–
2
Interest charged at LIBOR plus 1.5% per annum. Loan is
repayable in 24 equal monthly instalments commencing
October 2005 and is US dollar-based.
57
37
Bank overdraft
5
8
Bank overdrafts at market related rates are US dollar-based
(2006: Ghanaian cedi-based).
10,224
12,395
Total unsecured borrowings
1,819
1,460
Secured
Finance leases
–
249
Turbine Square Two (Proprietary) Limited
37
–
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments
terminating in March 2022 and are rand-based. The buildings
financed are used as security for these loans.
55
35
Senstar Capital Corporation
5
8
Interest charged at an average rate of 6.9% per annum. Loans are repayable in monthly instalments terminating in November
2009 and are US dollar-based. The equipment financed is used as security for these loans.
27
18
Rolls Royce
3
4
Interest is charged at a variable rate of approximately 20% per annum, based on the lease contract. Loan is repayable in
monthly instalments terminating in March 2010 and is
US dollar-based. The equipment financed is used as security
for this loan.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
30 Borrowings (continued)
Secured (continued)
Finance leases (continued)
15
17
Terex Africa (Proprietary) Limited
2
2
Interest charged at a rate of 9% per annum. Loan is repayable in January 2008 and is US dollar-based. The equipment
financed is used as security for this loan.
5
4
Kudu Finance Company
1
1
Interest charged at LIBOR plus 2% per annum. Loan is
repayable in monthly instalments terminating in December 2010 and is US dollar-based. The equipment financed is used as
security for this loan.
–
1
Vehicle leases
–
–
Interest charged at a rate of 15.5% per annum. Loans are
repayable in monthly instalments terminating in February 2011 and are rand-based. The vehicles financed are used as security for these loans.
Unsecured
Finance lease
–
5
Csilatina Arrendamento Mercantil S.A.
1
–
Interest charged at an average rate of 5% per annum. Loans
are repayable in monthly instalments terminating in October
2010 and are Brazilian real-based.
Other loans
50
26
Nulux Nukem Luxemburg GmbH
4
7
Uranium sale and repurchase agreement, US dollar-based, with repurchases commencing in December 2006 and terminating
in December 2008. Rate of finance is 5.4% per annum.
Uranium inventory is secured against this contract.
10,376
12,750
Total borrowings (notes 39 and 40)
1,872
1,482
(413)
(2,309)
Current portion of borrowings included in current liabilities
(339)
(59)
9,963
10,441
Total long-term borrowings
1,533
1,423
Amounts falling due
413
2,309
Within one year
339
59
3,321
6,645
Between one and two years
976
475
6,632
3,631
Between two and five years
533
947
10
165
After five years
24
1
10,376
12,750
(notes 39 and 40)
1,872
1,482
Currency
The currencies in which the borrowings are denominated
are as follows:
8,253
9,406
US dollars
1,380
1,179
2,066
2,320
SA rands
341
295
–
1,019
Australian dollars
150
–
–
5
Brazilian real
1
–
57
–
Ghanaian cedis
–
8
10,376
12,750
(notes 39 and 40)
1,872
1,482

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
30 Borrowings (continued)
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
– 4,270 Syndicated loan ($1,150m) – US dollar 627 –
350 341 FirstRand Bank Limited – US dollar 50 50
294 286 Absa Bank Limited – US dollar 42 42
14 14 Nedbank Limited – US dollar 2 2
25 102 FirstRand (Ireland) plc – US dollar 15 4
260 260 Standard Bank of SA Limited – SA rand 38 37
220 220 FirstRand Bank Limited – SA rand 32 31
48 50 Nedbank Limited – SA rand 7 7
30 30 Absa Bank Limited – SA rand 4 4
20 20 Commerzbank AG – SA rand 3 3
10 10 ABN Amro Bank N.V. – SA rand 1 1
46 50 ABN Amro Bank N.V. – Euro 7 7
553 – Australia and New Zealand Banking Group Limited – AUD – 79
3,641 – Syndicated loan ($700m) – US dollar – 520
5,511 5,653 828 787
(1)
Convertible bonds
7,001 6,810 Senior unsecured fixed-rate bonds 1,000 1,000
(401) (211) Unamortised discount and bond issue costs (31) (57)
6,600 6,599 969 943
56 55 Accrued interest 8 8
6,656 6,654 977 951
(2)
Syndicated loan facility ($1,150m)
– 3,576 Drawn down in US dollars and Australian dollars 525 –
– (27) Unamortised loan issue costs (4) –
– 3,549 521 –
– 7 Accrued interest 1 –
– 3,556 522 –
(3)
Corporate bond
2,000 2,000 Senior unsecured fixed-rate bond 293 286
(7) (3) Unamortised discount and bond issue costs – (1)
1,993 1,997 293 285
73 73 Accrued interest 11 10
2,066 2,070 304 295

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
31 Environmental rehabilitation and other provisions
Environmental rehabilitation obligations
Provision for decommissioning
908 1,225 Balance at beginning of year 175 143
(19) – Adjustments due to disposal of assets – (3)
245 88 Change in estimates
(1)
13 36
38 84 Unwinding of decommissioning obligation (note 7) 12 6
(2) (19) Utilised during the year (3) –
55 2 Translation 6 (7)
1,225 1,380 Balance at end of year 203 175
Provision for restoration
1,235 1,300 Balance at beginning of year 186 194
(17) – Adjustments due to disposal of assets – (2)
11 340 Charge to income statement 48 2
(33) 49 Change in estimates
(1)
7 (5)
71 71 Unwinding of restoration obligation (note 7) 10 10
(67) (104) Utilised during the year (15) (10)
100 – Translation 7 (3)
1,300 1,656 Balance at end of year 243 186
Other provisions
122 260 Balance at beginning of year 37 19
137 59 Charge to income statement 9 20
– (6) Change in estimates (1) –
– 2 Unwinding of other provisions (note7) – –
(29) (23) Utilised during the year (3) (4)
30 33 Translation 6 2
260 325 Balance at end of year 48 37
Other provisions comprise the following:
– provision for labour and civil claim court settlements
186 299 in South America
(2)
44 26
6 4 – provision for employee compensation claims in Australia
(3)
1 1
60 – – provision for onerous uranium contracts
(4)
– 9
– provision for long-term management incentives in
8 22 Nufcor International Limited 3 1
260 325 48 37
2,785 3,361 Total environmental rehabilitation and other provisions 494 398
(1)
The change in estimates relates to changes in laws and
regulations governing the protection of the environment and
factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding
change in the life of mine plan. These provisions are
expected to unwind beyond the end of the life of mine.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
31 Environmental rehabilitation and other provisions
(continued)
Other provisions (continued)
(2)
Comprises claims filed by former employees in respect of
loss of employment, work-related accident injuries and
diseases, governmental fiscal claims relating to levies and
surcharges and closure costs of old tailings operations. The liability is expected to unwind over the next two- to five-year period.
(3)
Comprises workers compensation claims filed by employees
in Australia with regard to work-related incidents. The liability is expected to unwind over the next three- to five-year
period.
(4)
Relates to onerous uranium contracts in Nufcor International
Limited. The amount indicates the estimated cost of exiting
the contracts and results from the market price increase
above the contracted sales price. The onerous contracts
have maturities up to 2011.
32 Provision for pension and post-retirement benefits
Defined benefit plans
The group has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
(267) (244) AngloGold Ashanti Pension Fund (asset) (36) (38)
Post-retirement medical scheme for AngloGold Ashanti
1,094 1,121 South African employees 165 156
69 67 Other defined benefit plans
(1)
9 11
896 944 Sub-total 138 129
Transferred to other non-current assets (note 22)
267 244 AngloGold Ashanti Pension Fund 36 38
17 19 Post-retirement medical scheme for Rand Refinery employees 3 2
1 1 Retiree Medical Plan for Nufcor South Africa employees – –
1,181 1,208 177 169
(1)
Other defined benefit plans comprise the following:
5 – – Ashanti Retired Staff Pension Plan – 1
62 67 – Obuasi Mines Staff Pension Scheme 9 9
– Post-retirement medical scheme for Rand Refinery
(17) (19) employees (asset) (3) (2)
13 13 – Retiree Medical Plan for North American employees 2 2
– Supplemental Employee Retirement Plan (SERP) for North
7 7 America (USA) Inc employees 1 1
– Retiree Medical Plan for Nufcor South Africa employees
(1) (1) (asset) – –
69 67 9 11

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
AngloGold Ashanti Pension Fund
The plan is evaluated by independent actuaries on an annual
basis as at 31 December of each year. The valuation as at
31 December 2007 was completed at the beginning of 2008
using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-
term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.
A formal statutory valuation is required by legislation every three years. The previous statutory valuation had an effective date of
31 December 2005, and was completed in June of 2006. The
next statutory valuation will have an effective date no later than
31 December 2008.
All South African pension funds are governed by the Pension
Funds Act of 1956 as amended.
Information with respect to the AngloGold Ashanti Pension
Fund is as follows:
Change in benefit obligation
1,408
1,568
Balance at beginning of year
224
222
50
47
Current service cost
7
7
108
124
Interest cost
18
16
12
14
Participants’ contributions
2
2
84
77
Actuarial loss
11
12
–
7
Increase as a result of transfers into the fund
1
–
(94)
(84)
Benefits paid
(12)
(14)
–
–
Translation
6
(21)
1,568
1,753
Balance at end of year
257
224
Change in plan assets
1,459
1,835
Balance at beginning of year
262
230
146
191
Expected return on plan assets
28
22
272
(6)
Actuarial (loss) gain
(1)
40
40
40
Company contributions
6
6
12
14
Participants’ contributions
2
2
–
7
Increase as a result of transfers into the fund
1
–
(94)
(84)
Benefits paid
(12)
(14)
–
–
Translation
7
(24)
1,835
1,997
Fair value of plan assets at end of year
293
262
267
244
Funded status at end of year
36
38
267
244
Net amount recognised
36
38

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Pension benefit obligation
1,568 1,753 Benefit obligation 257 224
1,835 1,997 Fair value of plan assets 293 262
Components of net periodic benefit cost
108 124 Interest cost 18 16
50 47 Current service cost 7 7
(146) (191) Expected return on assets (28) (22)
12 (20) Net periodic benefit cost (3) 1
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.25% 8.00%
Rate of compensation increase
(1)
6.00% 5.50%
Expected long-term return on plan assets 11.14% 10.50%
Pension increase 4.73% 4.28%
(1)
The short-term compensation rate increase is 8%
(2006: 6%) and the long-term compensation rate increase is
6% (2006: 5.5%).
The expected long-term return on plan assets is determined
using the after tax yields of the various asset classes as a guide.
Plan assets
AngloGold Ashanti’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities 68% 68%
Debt securities 27% 28%
Other 5% 4%
100% 100%
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities.
The strategic asset allocation defines what proportion of the
Fund’s assets should be invested in each major asset class.
The Trustees have then selected specialist investment
managers to manage the assets in each asset class according
to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of
Investment Principles that sets out the Fund’s overall
investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the
performance of the managers and Fund as a whole is formally
reviewed by the Fund’s Investment Sub-Committee at least
every six months.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
32
Provision for pension and post-retirement benefits (continued)
Percentage
Percentage
Number
of total
Number
of total
of shares
assets
Fair value
of shares
assets
Fair value
2007
2006
US Dollars million
Related parties
Investments held in related parties are
summarised as follows:
Equity securities
Anglo American plc
(1)
40,400             0.8%
2
AngloGold Ashanti Limited
88,458            1.3%
4
32,960             0.6%
2
4
4
Other investments exceeding 5% of total
plan assets
Bonds
RSA R157 Government Bonds 13.5%
5.4%
16
–
SA Rands million
Related parties
Investments held in related parties are
summarised as follows:
Equity securities
Anglo American plc
(1)
40,400           0.8%
14
AngloGold Ashanti Limited
88,458          1.3%
26
32,960           0.6%
11
26
25
Other investments exceeding 5% of total
plan assets
Bonds
RSA R157 Government Bonds 13.5%
5.4%
107
–
Cash flows
Contributions
The company expects to contribute $6m, R38m (2007: $6m, R40m) to its pension plan in 2008.
(1)
During April 2006, AngloGold Ashanti launched an equity offering which, together with the shares placed by Anglo American plc, reduced Anglo American plc's interest in AngloGold to 41.7%. In October 2007, Anglo American plc further reduced their investment in AngloGold Ashanti Limited to 16.6%.

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the
expected future service, as appropriate, are expected to be
paid:
104
2008
15
103
2009
15
102
2010
15
101
2011
15
100
2012
15
1,243
Thereafter
182
Post-retirement medical scheme for AngloGold Ashanti
South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified
actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation
was performed as at 31 December 2007.
Information with respect to the defined benefit liability is as follows:
Change in benefit obligation
1,172
1,094
Benefit obligation at beginning of year
156
185
7
6
Current service cost
1
1
88
86
Interest cost
12
13
35
33
Participants’ contributions
5
5
(112)
(111)
Benefits paid
(16)
(17)
(96)
13
Actuarial loss (gain)
2
(14)
–
–
Translation
5
(17)
1,094
1,121
Balance at end of year
165
156
(1,094)
(1,121)
Unfunded status at end of year
(165)
(156)
(1,094)
(1,121)
Net amount recognised
(165)
(156)
Components of net periodic benefit cost
7
6
Current service cost
1
1
88
86
Interest cost
12
13
95
92
Net periodic benefit cost
13
14

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.25%
8.00%
Expected increase in health care costs
6.75%
4.75%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
6.75%
4.75%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
6.75%
4.75%
1% point
Assumed health care cost trend rates have a significant effect
1% point
increase
on the amounts reported for health care plans. A 1% point
increase
change in assumed health care cost trend rates would have
the following effect:
11
Effect on total service and interest cost
2
113
Effect on post-retirement benefit obligation
17
1% point
1% point
decrease
decrease
(9)
Effect on total service and interest cost
(1)
(97)
Effect on post-retirement benefit obligation
(14)
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $28m, R189m
(2007: $25m, R178m) to the post-retirement medical plan in
2008.
Estimated future benefit payments
The following medical benefit payments, which reflect the
expected future service, as appropriate, are expected to be paid:
86
2008
13
88
2009
13
90
2010
13
92
2011
14
94
2012
14
671
Thereafter
98
Other defined benefit plans
Other defined benefit plans include the Ashanti Retired Staff
Pension Plan, the Obuasi Mines Staff Pension Scheme, the
Post-retirement medical scheme for Rand Refinery employees,
the Retiree Medical Plan for North American employees, the
Supplemental Employee Retirement Plan for North America
(USA) Inc. employees and the Nuclear Fuels South Africa
(NUFCOR) – Retiree Medical Plan for Nufcor South African
employees.
Information in respect of other defined benefit plans for the year ended 31 December 2007 has been aggregated in the tables
of change in benefit obligations, change in plan assets and
components of net periodic benefit cost, and is as follows:

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Other defined benefit plans (continued)
Change in benefit obligation
116
132
Balance at beginning of year
19
18
3
7
Interest cost
1
–
12
5
Actuarial loss
–
2
(11)
(10)
Benefits paid
(1)
(1)
12
–
Translation
(1)
–
132
134
Balance at end of year
18
19
Change in plan assets
56
63
Fair value of plan assets at beginning of year
8
8
5
4
Expected return on plan assets
–
–
–
2
Actuarial gain
–
–
(2)
(2)
Benefits paid
–
–
4
–
Translation
1
–
63
67
Fair value of plan assets at end of year
9
8
(69)
(67)
Unfunded status at end of year
(9)
(11)
13
20
– funded plans
3
1
(82)
(87)
– unfunded plans
(12)
(12)
(69)
(67)
Net amount recognised
(9)
(11)
Components of net periodic benefit cost
3
7
Interest cost
1
–
(5)
(4)
Expected return on plan assets
–
–
(2)
3
Net periodic benefit cost
1
–
Cash flows
The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred
members. The company does not make contributions to these
plans.
Estimated future benefit payments
The following pension benefit payments, which reflect the
expected future service, as appropriate, are expected to be
paid:
6
2008
1
6
2009
1
6
2010
1
6
2011
1
5
2012
1
105
Thereafter
13

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
US Dollars
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Other aggregated defined benefit plans comprise the
following:
Ashanti Retired Staff pension plan
The pension scheme provides a retirement benefit to former
Ashanti employees who were based at the former London
office. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. No
contributions are made to the plan and it is funded with a
marginal shortfall.
Information with respect to the Ashanti Retired Staff
pension plan is as follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
5.50%
5.00%
Expected long-term return on plan assets
6.81%
6.13%
Pension increase
2.00%
2.50%
The expected long-term return on plan assets is determined
using the after tax return of domestic bonds and fixed-term
investments.
Plan assets
The Ashanti Retired Staff defined benefit pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
59%
55%
Debt securities
36%
40%
Property
0%
1%
Cash
5%
4%
100%
100%
No investments are made in related party entities.
Obuasi Mines Staff Pension Scheme
The scheme provides monthly payments in Ghanaian currency
(indexed to the US dollar) to retirees until death. The benefits under the scheme are based on years of service and the
compensation levels of the covered retirees. The scheme is
unfunded and accordingly, no assets related to the scheme
are recorded. The scheme is evaluated by actuaries on an
annual basis.

US Dollars
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Information with respect to the Obuasi Mines Staff Pension
Scheme is as follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
4.50%
5.00%
Pension increase
4.50%
4.50%
Post-retirement medical scheme for Rand Refinery
employees
The Rand Refinery Retiree Medical Plan (Medipref) is a non-
contributory defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment
medical aid obligation was determined by independent
actuaries in September 2007 using the projected unit credit
funding method. Movements that could affect the valuation
between the interim date and the date of the balance sheet
have been considered. The plan is fully funded and evaluated by independent actuaries on an annual basis.
Information with respect to the post-retirement medical
plan and obligation for the Rand Refinery Limited past
employees is as follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.25%
8.50%
Expected increase in health care costs
6.75%
6.50%
Expected return on plan assets
7.65%
7.77%
Plan assets
The asset allocation of the Rand Refinery post-retirement medical fund as at the end of the year, by asset category, is as follows:
Debt securities
76%
76%
Cash
24%
24%
100%
100%
No investments are made in related party entities.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
US Dollars
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Retiree Medical Plan for North American employees
AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold
North America Retiree Medical Plan (the Retiree Medical Plan).
With effect from 31 December 1999, no additional employees
were eligible to receive post-retirement benefits under the
Retiree Medical Plan. Curtailment accounting was applied at
31 December 1999.
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan is evaluated by independent actuaries on an
annual basis. It was last evaluated by independent actuaries in
September 2007 who took into account reasonable long-term
estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The Retiree Medical Plan reflected liabilities of $2m, R13m (2006: $2m, R13m). The Retiree
Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated using the projected unit credit funding method. The company does not share in future cost increases and therefore the rate of compensation increase is not applicable.
Information with respect to the Retiree Medical Plan is as
follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
4.50%
5.00%
Benefits are fixed and independent from inflation and
consequently increases in the cost of health care are not
relevant.
Supplemental Employee Retirement Plan for North
America (USA) Inc. employees
Certain former employees of Minorco (USA) Inc. were covered
under the Minorco (USA) Inc. Supplemental Employee
Retirement Plan (SERP), a non-contributory defined benefit
plan. The SERP was last evaluated by independent actuaries in
September 2007 who took into account long-term estimates of
inflation and mortality rates in determining the obligation of
AngloGold Ashanti USA under the SERP. The SERP is an
unfunded plan and is evaluated annually by actuaries using the projected unit credit funding method.

US Dollars
Figures in million
2007
2006
32 Provision for pension and post-retirement benefits
(continued)
Information with respect to the SERP is as follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
4.50%
5.00%
Nuclear Fuels South Africa (NUFCOR) – Retiree Medical
Plan for Nufcor South African employees
The Nufcor South Africa Retiree Medical Plan (Mascom) is a
defined benefit plan in respect of certain past qualifying
employees. The accumulated post-employment medical aid
obligation was determined by independent actuaries in
September 2007 using the projected unit credit funding
method. Movements that could affect the valuation between
the interim date and the date of the balance sheet have been considered. The plan is fully funded.
Information with respect to the Retiree Medical Plan for
Nufcor South Africa employees is as follows:
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.25%
8.50%
Expected increase in health care costs
6.75%
6.50%
Expected return on plan assets
9.25%
8.50%
Plan assets
The asset allocation of the Nufcor South Africa post-retirement medical fund as at the end of the year, by asset category, is as follows:
Unit trust investment funds
100%
100%
No investments are made in related party entities.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
32
Provision for pension and post-retirement benefits (continued)
Five-year Defined Benefit Plan disclosure
Figures in million
2007
2006
2005
2004
2003
US Dollars
AngloGold Ashanti Pension Fund
Defined benefit obligation
257
224
222
216
163
Plan assets
(293)
(262)
(230)
(204)
(138)
Net (funded) unfunded
(36)
(38)
(8)
12
25
Experience adjustments on plan liabilities
3
14
6
10
–
Experience adjustments on plan assets
1
(40)
(41)
(19)
(4)
Post-retirement medical scheme for AngloGold
Ashanti South African employees
Defined benefit obligation
165
156
185
150
128
Unfunded
165
156
185
150
128
Experience adjustments on plan liabilities
(2)
(8)
6
15
(9)
Other Defined Benefit Plans
Defined benefit obligation
18
19
18
41
18
Plan assets
(9)
(8)
(8)
(23)
(11)
Unfunded
9
11
10
18
7
Experience adjustments on plan liabilities
1
–
(1)
3
2
Experience adjustments on plan assets
–
–
–
(2)
(1)
SA Rands
AngloGold Ashanti Pension Fund
Defined benefit obligation
1,753
1,568
1,408
1,218
1,089
Plan assets
(1,997)
(1,835)
(1,459)
(1,150)
(920)
Net (funded) unfunded
(244)
(267)
(51)
68
169
Experience adjustments on plan liabilities
23
95
37
64
–
Experience adjustments on plan assets
6
(272)
(260)
(125)
(28)
Post-retirement medical scheme for AngloGold
Ashanti South African employees
Defined benefit obligation
1,121
1,094
1,172
849
850
Unfunded
1,121
1,094
1,172
849
850
Experience adjustments on plan liabilities
(13)
(57)
38
99
(60)
Other Defined Benefit Plans
Defined benefit obligation
134
132
116
238
110
Plan assets
(67)
(63)
(56)
(143)
(77)
Unfunded
67
69
60
95
33
Experience adjustments on plan liabilities
5
3
(4)
19
14
Experience adjustments on plan assets
(2)
–
(2)
(9)
(10)

32
Provision for pension and post-retirement benefits (continued)
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $51m, R358m (2006: $40m, R274m).
Australia (Boddington and Sunrise Dam)
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the
Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds.
The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $3m, R20m (2006: $2m, R14m).
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
AngloGold Ashanti mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other projects. The cost of these contributions were $4m, R22m (2006: $3m, R21m).
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to
$1m, R7m (2006: $1m, R6m).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees contribute to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.
The cost to the group of all these contributions amounted to $1m, R6m (2006: $1m, R7m).
North America (Cripple Creek & Victor)
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $1m, R10m (2006:
$2m, R11m).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $36m, R257m (2006: $29m, R201m).
South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)
The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $5m, R36m (2006: $2m, R14m).
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF)
or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July
2005, the company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The company contributes to the National Social Security Fund (NSSF) on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
33 Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
11,293
11,548
Tangible assets
1,696
1,613
107
108
Inventories
16
15
639
488
Derivatives
71
91
120
38
Other
5
17
12,159
12,182
1,788
1,736
Assets
1,215
1,425
Provisions
209
173
2,321
2,521
Derivatives
370
331
1,117
1,465
Tax losses
215
160
216
155
Other
23
31
4,869
5,566
817
695
7,290
6,616
Net deferred taxation liability
971
1,041
Included in the balance sheet as follows:
432
543
Deferred tax assets
80
62
7,722
7,159
Deferred tax liabilities
1,051
1,103
7,290
6,616
Net deferred taxation liability
971
1,041
The movement on the deferred tax balance is as follows:
7,041
7,290
Balance at beginning of year
1,041
1,110
15
(1)
Taxation on fair value adjustments (note 28)
–
2
(200)
(641)
Income statement movement
(94)
(30)
(18)
21
Discontinued operations (note 13)
4
(2)
(167)
1
Taxation on cash flow hedges and hedge ineffectiveness (note 28)
–
(25)
102
(36)
Taxation on actuarial (loss) gain (note 28)
(5)
15
–
38
Acquired properties
5
–
517
(56)
Translation
20
(29)
7,290
6,616
Balance at end of year
971
1,041
No provision has been made for South African income tax or
foreign tax that may result from future remittances of
undistributed earnings of foreign subsidiaries or foreign
corporate joint ventures because it is expected that such
earnings will not be distributed as a dividend in the foreseable future. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $427m, R2,910m at
31 December 2007 (2006: $353m, R2,471m).
256
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
34 Trade, other payables and deferred income
Non-current
150 75 Deferred income 11 21
– 4 Related parties 1 –
150 79 12 21
Current
2,040 2,862 Trade creditors 419 292
1,172 1,182 Accruals 174 167
136 162 Deferred income 24 19
289 291 Unearned premiums on normal sale exempted contracts 43 41
64 52 Other creditors 8 9
3,701 4,549 668 528
3,851 4,628 Total trade, other payables and deferred income 680 549
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
35 Taxation
710 1,234 Balance at beginning of year 176 112
(968) (1,664) Payments during the year (237) (143)
1,432 1,680 Provision during the year 239 210
Transfer to recoverable tax in non-current trade and other
– 6 receivables 1 –
17 2 Discontinued operations (note 13) – 2
43 11 Translation 7 (5)
1,234 1,269 Balance at end of year 186 176
36 Cash generated from operations
859 (3,015) (Loss) profit before taxation (492) 168
Adjusted for:
Movement on non-hedge derivatives and other commodity
4,590 7,232 contracts 1,088 627
4,059 4,143 Amortisation of tangible assets (notes 4, 9 and 16) 590 597
822 880 Finance costs and unwinding of obligations (note 7) 125 123
(160) 287 Environmental rehabilitation and other expenditure 42 (22)
161 168 Operating special items 25 22
13 14 Amortisation of intangible assets (notes 4 and 17) 2 2
(528) (431) Deferred stripping (63) (75)
(137) (333) Fair value adjustment on option component of convertible bond (47) (16)
(218) (312) Interest receivable (note 3) (45) (32)
213 520 Other non-cash movements 75 27
(875) (1,238) Movements in working capital (179) (140)
8,799 7,915 1,121 1,281
Movements in working capital:
(1,852) (1,489) Increase in inventories (240) (211)
(27) (501) (Increase) decrease in trade and other receivables (79) 19
1,004 752 Increase in trade and other payables 140 52
(875) (1,238) (179) (140)

SA Rands
US Dollars
2006
2007
Figures in million
2007
2006
37 Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
89
104
Joint ventures
15
14
–
5
Associates
1
–
Purchases from related parties
54
–
Third parties
–
8
Outstanding balances arising from sale of goods and
services and other loans due by related parties
14
37
Joint ventures
5
2
84
89
Associates
13
12
Outstanding balances arising from purchases of goods
and services and other loans owed to related parties
–
4
Third parties
1
–
Amounts owed to/due by third party and joint venture related parties are unsecured non-interest bearing and under terms
that are no less favourable than those with third parties. Terms relating to associate related parties are detailed in note 18.
AngloGold Ashanti, who holds an equity investment of 29.8% in
Trans-Siberian Gold plc (TSG), entered into a significant
transaction during the June 2007 quarter with TSG in which
two exploration companies were acquired for a cash
consideration of $40m, R284m. The companies acquired
consist of Amikan (which holds the Veduga deposit and related exploration and mining licences) and AS APK (which holds the
Bogunay deposit and related exploration and mining licences).
Details of guarantees to associates are included in note 38.
Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors'
reports. (Detailed on pages 150 to 169).
Compensation to key management personnel included the
following:
90
133
– short-term employee benefits
19
13
–
8
– post-employment benefits
1
–
31
54
– share-based payments
8
5
121
195
28
18
In connection with the relocation of Roberto Carvalho Silva, an executive director of the company since 2005, to Nova Lima,
Brazil, in 2000, Mr Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the company.
Mr Carvalho Silva purchased the house from the company’s
subsidiary in January 2005. The total purchase price of the
house was BRL1,150,000 ($429,923). Mr Carvalho agreed to
pay the purchase price of the house in 60 instalments, the first being BRL19,168 and 59 instalments of BRL19,167 each
starting on 28 January 2005. Such monthly instalments were
adjusted annually by the cumulative INPC (a Consumer Price
Index in Brazil) in lieu of interest.
258
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

SA Rands US Dollars
2006
2007
Figures in million
2007
2006
37 Related parties (continued)
As at 31 December 2006, BRL728,580 ($340,458) of the
purchase price remained to be paid to the company’s
subsidiary with BRL657,717 ($341,352) remaining to be paid
as at 20 June 2007. The remaining balance was repaid on or
about 31 August 2007.
A Brazilian subsidiary of the company received marketing,
communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-
third interest. The amounts paid by the company’s subsidiary to this company in respect of such services during the years were:
2006: BRL903,465 ($414,433); 2005: BRL311,923 ($127,837)
and BRL634,023 ($329.055) was paid in 2007. The company
subsequently terminated the agreement with the Brazilian
marketing, communications and corporate affairs services
company with effect July 2007.
Shareholders
The major shareholders of the company are detailed on
pages 150 and 323.
Refer to page 304 for the list of principal subsidiaries and joint ventures.
38 Contractual commitments and contingencies
Operating leases
At 31 December 2007, the group was committed to making the
following payments in respect of operating leases for among
others, the hire of plant and equipment and land and buildings.
Certain contracts contain renewal options and escalation
clauses for various periods of time.
Expiry within
304
246
– one year
36
43
181
58
– between one and two years
8
26
76
11
– between two and five years
2
11
5
1
– after five years
–
1
566
316
46
81
Finance leases
The group has finance leases for plant and equipment,
buildings and motor vehicles. The leases for plant and
equipment and buildings have terms of renewal but no
purchase options. The motor vehicle leases have no purchase
options. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net
minimum lease payments are as follows:

38
Contractual commitments and contingencies (continued)
SA Rands
US Dollars
Present
Present
value of
Minimum
Minimum
value of
payments
payments
payments
payments
2007
Figures in million
2007
37                  62                    Within one year
9                    5
38                 142                   Within one year but not more than five years
21                    6
244                  411                   More than five years
60                  36
319                  615                   Total minimum lease payments
90                   47
–               (296)
Amounts representing finance charges
(43)
–
319                   319                 Present value of minimum lease payments
47                    47
2006
2006
35
45
Within one year
7
5
67
80
Within one year but not more than five years
11
10
102
125
Total minimum lease payments
18
15
–
(23)
Amounts representing finance charges
(3)
–
102
102
Present value of minimum lease payments
15
15
2006
2007
2007
2006
Capital commitments
Acquisition of tangible assets
2,475
2,968
Contracted for
436
354
5,120
5,511
Not contracted for
809
731
7,595
8,479
Authorised by the directors
1,245
1,085
Allocated to:
Project expenditure
2,572
2,874
– within one year
422
367
1,855
2,119
– thereafter
311
265
4,427
4,993
733
632
Stay-in-business expenditure
2,925
3,208
– within one year
471
418
243
278
– thereafter
41
35
3,168
3,486
512
453
124
113
Share of underlying capital commitments of joint ventures
17
18
Purchase obligations
Contracted for
1,920
2,975
– within one year
437
274
1,327
2,524
– thereafter
370
190
3,247
5,499
807
464
906
392
Share of underlying purchase obligations of joint ventures
58
129
260
Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December

38
Contractual commitments and contingencies (continued)
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on terms similar to those currently in place.
Summary of contracted uranium sales as at 31 December 2007
The group has the following forward pricing uranium commitments.
Average
contracted
Year
000 lbs
(1)
price ($/lbs)
(2)
2008
1,751                             18.13
2009
919                             29.91
2010
988                             33.46
2011-2013
1,482                             35.94
Great Noligwa, Kopanang and Tau Lekoa produced 1.23 million pounds of uranium oxide in 2007 (2006: 1.38 million pounds).
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.
In addition, the group has gold sale commitments as disclosed in note 39.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
SA Rands
US Dollars
Liabilities    Guaran-     Liabilities
Guaran-
Guaran- Liabilities
Guaran-    Liabilities
included          tees
included
tees
tees
included            tees
included
on          and
on
and
and
on
and
on
balance
contin-
balance
contin-
contin-
balance
contin-
balance
sheet
gencies
sheet
gencies
gencies
sheet
gencies
sheet
2006
2007
Figures in million
2007
2006
38 Contractual commitments and
contingencies (continued)
Contingent liabilities
–               –                –              –
Groundwater pollution – South Africa
(1)
–              –
–              –
–            329
  –           429         Sales tax on gold deliveries – Brazil
(2)
63               –
47               –
–             71                 –           108         Other tax disputes – Brazil
(3)
16               –
11               –
–             33                 –             57
Other immaterial contingencies
(4)
8               –
5              –
Guarantees
Financial guarantees
–            100
–           100         Oro Africa
(5)
15                –
14              –
Hedging guarantees
(6)
1,756           7,334           3,382      10,176
Ashanti Treasury Services
(7)
1,494             497
1,047             251
1,741            2,032          3,539        3,539       Geita Management Company
(8)
520             520
290            249
959              959
     1,501       1,501
AngloGold South America
(9)
220             220
137            137
459           1,576            1,547      2,610
AngloGold USA Trading Company
(9)
383             227
225              66
584              584              542         542
Cerro Vanguardia S.A.
(9)
80              80
83              83
5,499 13,018 10,511 19,062
2,799          1,544
1,859             786
(1)
AngloGold Ashanti Limited has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the groundwater pollution. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research programme between the University of the Witwatersrand and AngloGold Ashanti.
Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of
Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State
Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração manages the operation and its attributable share of the first assessment is approximately $39m, R266m. Although MSG requested the TARE in early 2004, it was only granted and executed in
May 2006. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás’s tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $24m, R163m. AngloGold Ashanti Limited believes both assessments are in violation of Federal legislation on sales taxes.

38
Contractual commitments and contingencies (continued)
(3)
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $8m, R54m. Other tax disputes – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $8m, R54m.
(4)
The group has several other insignificant contingent liabilities, including uncertainty around various tax assessments received by
Sadiola from the government of Mali.
(5)
The group has provided surety in favour of the lender in respect of gold loan facilities with two wholly owned subsidiaries of Oro
Group (Pty) Ltd, an associate of the group. The group has a total maximum liability, in terms of the suretyships of $15m, R100m.
The suretyship agreements have a termination notice period of 90 days. The group receives a fee from the associate for providing the surety.
(6)
The difference between the amounts stated under guarantees and contingencies, and liabilities included on balance sheet, is the NPSE hedges which are covered by guarantees but not included on the balance sheet.
(7)
The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
(8)
AngloGold Ashanti Limited and its wholly owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited
(GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(9)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
39
Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on-
and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The
Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee,
comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold price, foreign exchange, interest rate, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the group are defined as follows:
safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity price risk, foreign exchange risk and interest rate risk;
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
The group has transactional foreign exchange exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-
product commodity price risk.
A number of products, including derivatives, are used to manage the gold and silver price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage these risks. At year end, the volume of outstanding forward sales contracts was 108,403kg (2006: 122,133kg).
As the group does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The group further manage such risks by ensuring that the level of hedge cover does not exceed expected sales in future periods, that the tenor of instruments does not exceed the life of mine and that no basis risk exists.
Cash flow hedges
The group’s cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity and foreign exchange cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in equity (other comprehensive income) and are transferred to earnings when the forecast cash flows affect the income statement.
The cash flow hedge forecast transactions are expected to occur over the next three years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2007, a loss of $10m, R69m (2006: nil) was recognised due to hedge ineffectiveness.
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Figures in million
2007
2006
US Dollars
Loss on non-hedge derivatives
(808)
(215)
Unrealised gain (loss) on other commodity physical borrowings
7
(1)
Provision reversed (raised) for loss on future deliveries and other commodities
21
(23)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(780)
(239)
SA Rands
Loss on non-hedge derivatives
(5,272)
(1,791)
Unrealised gain (loss) on other commodity physical borrowings
49
(9)
Provision reversed (raised) for loss on future deliveries and other commodities
142
(155)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(5,081)
(1,955)
Loss on non-hedge derivatives and other commodity contracts was $780m in 2007 compared to a loss of $239m in the previous year. The loss is primarily the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the previous year.

39
Financial risk management activities (continued)
Net open hedge position as at 31 December 2007
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative
$4.27bn (negative R29.10bn) as at 31 December 2007 (as at 31 December 2006: negative $2.9bn, negative R20.32bn). These values were based on a gold price of $836.30 per ounce, exchange rates of $1 = R6.8104 and A$1 = $0.8798 and the prevailing market interest rates and volatilities at 31 December 2007. The values as at 31 December 2006 were based on a gold price of $636.30 per ounce, exchange rates of $1 = R7.0010 and A$1 = $0.7886 and the market interest rates and volatilities prevailing at that date.
The group had the following net forward-pricing commitments outstanding against future production.
Summary: All open contracts in the group's commodity hedge position as at 31 December 2007
2013-
Year
2008
2009
2010
2011
2012
2015
Total
US Dollar/Gold
Forward contracts
Amount (kg)
22,817          21,738          14,462          12,931         11,944         12,364          96,256
$/oz
$314             $316             $347            $397            $404            $432            $357
Forward contracts (Long)
Amount (kg) 11,304
(1)
11,304
(1)
$/oz
$647                                                                                                           $647
Put options sold
Amount (kg)
25,962            3,748            1,882           1,882            1,882           3,764
39,120
$/oz
$682             $530             $410             $420            $430            $445          $607
Call options purchased
Amount (kg) 9,813 9,813
$/oz
$427                                                                                                           $427
Call options sold
Amount (kg)
58,570           45,950         36,804           39,385          24,460          39,924
245,093
$/oz
$521              $498            $492             $517             $622             $604        $535
Rand/Gold
Forward contracts
Amount (kg) 933 933
R/kg
R116,335                                                                                  R116,335
Call options sold
Amount (kg)
2,986            2,986            2,986
8,958
R/kg
R202,054        R216,522      R230,990
R216,522

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Summary: All open contracts in the group's commodity hedge position as at 31 December 2007 (continued)
2013-
Year
2008
2009
2010
2011
2012
2015
Total
Australian Dollar/Gold
Forward contracts
Amount
(kg)
16,018            3,390           3,110
22,518
A$/oz
A$848           A$644          A$685
A$795
Put options sold
Amount (kg)
7,465
7,465
A$/oz
A$882                                                                                                         A$882
Call options purchased
Amount
(kg)
3,110            1,244           3,110
7,464
A$/oz
A$680            A$694          A$712
A$696
Call options sold
Amount (kg)
5,599
5,599
A$/oz
A$954                                                                                                         A$954
Total net gold
Delta (kg)
(2)
(69,805)
(70,154)
(51,200)
(51,137)
(33,123)
(47,702)
(323,121)
Delta (oz)
(2)
(2,244,280)    (2,255,500)   (1,646,116)   (1,644,090)   (1,064,928)   (1,533,653)  (10,388,567)
The open delta hedge position of the group at 31 December 2006 was 10.16Moz or 316t.
(1)
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2007.
US Dollar/Silver
Put options purchased
Amount (kg)
43,545
43,545
$/oz
$7.66                                                                                                         $7.66
Put options sold
Amount (kg)
43,545
43,545
$/oz
$6.19                                                                                                         $6.19
Call options sold
Amount (kg)
43,545
43,545
$/oz
$8.64                                                                                                         $8.64
Certain of the hedging positions reported in the tables above are governed by early termination clauses in favour of certain counterparts.

39
Financial risk management activities (continued)
Summary: All open contracts in the group’s currency hedge position as at 31 December 2007
2013-
Year
2008
2009
2010
2011
2012
2015
Total
Rand/US Dollar (000)
Forward contracts
Amount ($)
35,000 35,000
R per $ R6.94 R6.94
Put options purchased
Amount ($)
120,000 120,000
R per $ R6.98 R6.98
Put options sold
Amount ($)
120,000 120,000
R per $ R6.65 R6.65
Call options sold
Amount ($)
135,000 135,000
R per $ R7.35 R7.35
Australian Dollar/US Dollar (000)
Forward contracts
Amount ($)
190,000 190,000
$ per A$ $0.84 $0.84
Put options purchased
Amount ($)
140,000 140,000
$ per A$ $0.83 $0.83
Put options sold
Amount ($)
140,000 140,000
$ per A$ $0.87 $0.87
Call options sold
Amount ($)
140,000 140,000
$ per A$ $0.81 $0.81
Brazilian Real/US Dollar (000)
Forward contracts
Amount ($)
31,000 31,000
BRL per $ BRL1.99 BRL1.99
Put options purchased
Amount ($)
24,000 24,000
BRL per $ BRL1.87 BRL1.87
Call options sold
Amount ($)
68,000 68,000
BRL per $ BRL1.92 BRL1.92
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements (note 30).
The following are the contractual maturities of financial liabilities, including interest payments
Non-derivative financial liabilities
Between
Between
Within one year
one and two years
two and five years
After five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Million
%
Million
%
Million
%
Million
%
Total
2007
Borrowings
418                           1,042                              573
60
2,093
– In USD
90            5.8           1,038            2.4             410              8.5
–
1,538
– ZAR in USD equivalent
327
10.5                 3
9.9              12
9.9                 60
9.8
402
– AUD in USD equivalent
1            7.7
1            7.7             150             7.7
–
152
– BRL in USD equivalent
–              –                  1
5.0
–
1
Trade and other payables
601                                   1                               –                                    –
602
2006
Borrowings
143                               559
1,008
2
1,712
– In
USD
95            5.8             244             5.9           1,008            2.4
2            7.4
1,349
– ZAR in USD equivalent
40
10.5
315
10.5
–
–
355
– GHC in USD equivalent
8
19.0
–
–
–
8
Trade and other payables
468
–
–
–
468

39
Financial risk management activities (continued)
The following are the undiscounted forecast principal cash flows arising from all on balance sheet derivative contracts
(cash flow hedges and non-hedges)
Derivative financial assets and (liabilities)
Within
Between
Between
After
one
one and two
two and five
five
year
years
years
years
Total
US Dollars million
At 31 December 2007
Cash inflows from assets 381 72 59 44 556
Cash outflows from
liabilities (697) (575) (1,113) (685) (3,070)
Net cash outflows (316) (503) (1,054) (641) (2,514)
At 31 December 2006
Cash inflows from assets 423 172 81 46 722
Cash outflows from
liabilities (482) (364) (767) (592) (2,205)
Net cash outflows (59) (192) (686) (546) (1,483)
SA Rands million
At 31 December 2007
Cash inflows from assets 2,595                      490 402 300 3,787
Cash outflows from
liabilities (4,747) (3,916) (7,580) (4,665) (20,908)
Net cash outflows (2,152) (3,426) (7,178) (4,365) (17,121)
At 31 December 2006
Cash inflows from assets 2,965 1,203 568 321 5,057
Cash outflows from
liabilities (3,377) (2,545) (5,370) (4,142) (15,434)
Net cash outflows (412) (1,342) (4,802) (3,821) (10,377)
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the balance sheet date by class of derivative financial instrument is $516m, R3,516m (2006: $655m, R4,591m) on a contract by contract basis.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Credit risk (continued)
The combined maximum credit risk exposure of the group is as follows:
US Dollars
SA Rands
Figures in million
2007
2006
2007
2006
Commodity option contract
200
242
1,365
1,697
Foreign exchange option contracts
14
2
94
13
Forward sale commodity contracts
255
367
1,736
2,572
Forward foreign exchange contracts
12
4
82
29
Gold interest rate swap
35
40
239
280
All derivatives
516
655
3,516
4,591
Other investments (note 19)
69
82
470
572
Other non-current assets
2
5
16
33
Trade and other receivables
60
56
411
388
Cash restricted for use (note 24)
39
11
264
75
Cash and cash equivalents (note 25)
496
495
3,381
3,467
Total financial assets
1,182
1,304
8,058
9,126
Financial guarantees – Oro Africa
15
14
100
100
Total
1,197
1,318
8,158
9,226
In addition, the group has also guaranteed the hedging commitments of several subsidiary companies as disclosed in note 38.
Credit risk exposure netted by counterparts amounts to $123m, R839m (2006: $68m, R477m). Trade and other receivables that are past due but not impaired totalled $1m, R5m (2006: $1m, R6m). No other financial assets are past due but not impaired.
Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.
No impairment was recognised as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group's reserves and financial strength has allowed it to arrange unmargined credit lines of up to 10 years with counterparties.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2007 are as follows:

39
Financial risk management activities (continued)
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount
value
Figures in million
2007
2006
US Dollars
Financial assets
Other investments (note 19)
117                 117
126                  126
Other non-current assets
2                    2
5                     5
Trade and other receivables
  0                   60
56                    55
Cash restricted for use (note 24)
39                  39
11                    11
Cash and cash equivalents (note 25)
496                 496
495                   495
Derivatives
516                 570
655                   698
Financial liabilities
Borrowings (note 30)
1,872               1,903
1,482                 1,551
Trade and other payables
602                 602
468                   468
Derivatives
2,918               4,937
2,019                3,724
SA Rands
Financial assets
Other investments (note 19)
795                 796
884                  884
Other non-current assets
16                  16
33                    32
Trade and other receivables
411                 411
388                   385
Cash restricted for use (note 24)
264                 264
75                    75
Cash and cash equivalents (note 25)
3,381               3,381
3,467                 3,467
Derivatives
3,516               3,884
4,591                 4,889
Financial liabilities
Borrowings (note 30)
12,750              12,965
10,376                10,859
Trade and other payables
4,100               4,100
3,276                 3,276
Derivatives
19,873              33,623
14,136                26,074
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Type of instrument (continued)
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their closing market value as at 31 December 2007.
The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2007.
The fair value amounts for derivatives include off balance sheet normal sale exempted gold contracts, which are not carried on the balance sheet and are excluded from the carrying amount. All other derivatives are carried on balance sheet at fair value.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility inputs supplied by leading market participants (international banks). The group believes that no other possible alternative would result in significantly different fair value estimations.
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted accounted  accounted
Total
exempted accounted   accounted
Total
Figures in million
2007
2007
US Dollars
Commodity option contracts
–               –
200
200
(708)
–
(2,230)
(2,938)
Foreign exchange option contracts
–               –
14
14
–                –
(20)
(20)
Forward sale commodity contracts
54                3
252
309
(1,284)
(339)
(302)
(1,925)
Forward foreign exchange contracts
–               4              8
12
–               –              (1)
(1)
Gold interest rate swaps
–               –
35
35
(27)
–              (1)
(28)
Sub-total hedging
54                 7
509
570
(2,019)
(339)
(2,554)
(4,912)
Option component of convertible bonds
–                –             –
–
–                –
(25)
(25)
All derivatives
54                 7
509
570
(2,019)
(339)
(2,579)
(4,937)
2006
2006
Commodity option contracts
–
–
242
242
(567)
–
(1,298)
(1,865)
Foreign exchange option contracts
–
–
2
2
–
–
(14)
(14)
Forward sale commodity contracts
43
34
333
410
(1,104)
(409)
(225)
(1,738)
Forward foreign exchange contracts
–
2
2
4
–
–
–
–
Gold interest rate swaps
–
–
40
40
(34)
–
(1)
(35)
Sub-total hedging
43
36
619
698
(1,705)
(409)
(1,538)
(3,652)
Option component of convertible bonds
–
–
–
–
–
–
(72)
(72)
All derivatives
43
36
619
698
(1,705)
(409)
(1,610)
(3,724)

39
Financial risk management activities (continued)
Derivatives (continued)
Derivative assets (liabilities) comprise the following: (continued)
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted accounted   accounted
Total
exempted accounted   accounted
Total
Figures in million
2007
2007
SA Rands
Commodity option contracts
–               –
1,365 1,365 (4,822) – (15,190) (20,012)
Foreign exchange option contracts
–               –
94 94
–               –
(136) (136)
Forward sale commodity contracts
368               19
1,717
2,104             (8,745)
(2,307) (2,056) (13,108)
Forward foreign exchange contracts
–              28           54
82
–                –            (9)
(9)
Gold interest rate swaps
–                –
239
239               (181)
–             (5)
(186)
Sub-total hedging
368               47
3,469 3,884 (13,748) (2,307) (17,396) (33,451)
Option component of convertible bonds
–                –            –
–
–               –
(170) (170)
All derivatives
368                47
3,469 3,884 (13,748) (2,307) (17,566) (33,621)
2006
2006
Commodity option contracts – – 1,697 1,697 (3,971) – (9,085) (13,056)
Foreign exchange option contracts – – 13 13 – – (97) (97)
Forward sale commodity contracts 298 240 2,332 2,870 (7,730) (2,867) (1,574) (12,171)
Forward foreign exchange contracts – 13 16 29 – – – –
Gold interest rate swaps – – 280 280 (238) – (10) (248)
Sub-total hedging 298 253 4,338 4,889 (11,939) (2,867) (10,766) (25,572)
Option component of convertible bonds – – – – – – (504) (504)
All derivatives 298 253 4,338 4,889 (11,939) (2,867) (11,270) (26,076)
Sensitivity analysis
Derivatives
A principal part of the group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book to key underlying factors at 31 December 2007 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table below sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2008. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

Annual Financial Statements 2007
Notes to the group financial statements continued
For the year ended 31 December
39
Financial risk management activities (continued)
Cash
Total
Total
Normal flow
Non-
change
change
sale
hedge
hedge
in fair
in fair
Change
exempted
accounted
accounted
value
value
in rate (+)
(million)
(million)
(million)
(million)
(million)
US Dollars
2007
2006
Currency (R/$) 1.00 – (10) (24) (34) (17)
Currency (A$/$) 0.10 22 1 39 62 3
Currency (BRL/$)
0.10                        –
–                    (4)
(4) (1)
Gold price ($/oz)
200.00                   (792)
(147) (1,156) (2,095) (2,016)
USD interest rate (%) 1.00 (25) (2) (74) (101) (91)
ZAR interest rate (%) 1.50 – (1) (5) (6) (3)
AUD interest rate (%) 1.50 (4) – 2 (2) (1)
Gold interest rate (%) 0.50 39 3 73 115 74
Cash
Total
Total
Normal flow
Non-
change
change
sale
hedge
hedge
in fair
in fair
Change
exempted
accounted
accounted
value
value
in rate (-)
(million)
(million)
(million)
(million)
(million)
US Dollars
2007
2006
Currency (R/$)
1.00                       –
14 15 29 11
Currency (A$/$) 0.10 (22) (1) (52) (75) (3)
Currency (BRL/$) 0.10 – – 4 4 1
Gold price ($/oz) 200.00 790 147 991 1,928 1,982
USD interest rate (%) 1.00 26 2 76 104 91
ZAR interest rate (%) 1.50 – 1 5 6 3
AUD interest rate (%) 1.50 4 – (2) 2 1
Gold interest rate (%) 0.50 (39) (3) (76) (118) (74)
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of the other financial assets and liabilities at 31 December 2007
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change in
Change in
Change in
Change in
Change in
interest
interest
Change in
interest
interest
interest
amount in
amount
interest
amount in
amount
rate
currency
US dollars
rate
currency
US dollars
(%) (million)
(million)
(%) (million)
(million)
2007
2006
Financial assets
USD denominated (%)
1.00 1 1 1.00 1 1
ZAR denominated (%)
(1)
1.50 13 2 1.50 13 2
AUD denominated (%) 1.50 1 1 1.50 1 1
BRL denominated (%) 2.50 2 1 2.50 1 –
NAD denominated (%) 1.50 1 – – – –
Financial liabilities
USD denominated (%)
1.00 4 4 1.00 2 2
AUD denominated (%) 1.50 3 2 – – –
GHC denominated (%) – – – 2.50 1,842 –
(1)
This is the only interest rate risk for the company.

40
Capital management
The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders'
returns and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year.
The group manages and make adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The group monitors capital using a gearing ratio, which is defined as net debt divided by equity and capital employed. While the group does not set absolute limits on the ratio, the group believes a ratio of between 15% and 35% is optimal in the current market conditions. The elements considered to form part of capital are as listed in Non-GAAP disclosure note 9.
Figures in million
2007
2006
US Dollars
Borrowings (note 30) 1,872 1,482
Cash and cash equivalents (note 25) (496) (495)
Net debt 1,376 987
Net capital employed
(1)
5,362 5,588
Gearing ratio 26% 18%
SA Rands
Borrowings (note 30) 12,750 10,376
Cash and cash equivalents (note 25) (3,381) (3,467)
Net debt 9,369 6,909
Net capital employed
(1)
36,518 39,119
Gearing ratio 26% 18%
(1)
Refer to Non-GAAP note 9 on page 30.
41
Recent developments
Golden Cycle acquisition
On 14 January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of Golden Cycle Gold Corporation
(GCGC) through a merger transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC holds a 33% shareholding in Cripple Creek & Victor while AngloGold Ashanti holds the remaining 67%. The transaction is subject to a number of regulatory and statutory approvals, including approval by
GCGC shareholders. The transaction, at the date of announcement, was valued at approximately $149m, R1,003m.
Eskom power supply
Following the announcement made on 25 January 2008, in which AngloGold Ashanti advised that Eskom would be interrupting power supplies to the company’s South African operations, AngloGold Ashanti halted mining and gold recovery at these operations. Subsequently, AngloGold Ashanti announced on 29 January 2008, that it had begun the process to restart production at its South African operations following a meeting with Eskom and industrial electricity consumers at which Eskom had agreed to provide AngloGold Ashanti with 90% of its electricity demand prior to the shut down so as to return the operations to normal production. At this stage the company estimates the effect of the reduction in the available power supply to negatively affect production by approximately 400,000 ounces (12,440 kilograms). The estimated financial effect of a 400,000 ounce
(12,440 kilograms) decrease in production is lower revenue of $348 million (R2,501 million) at an assumed average spot price of
$870/oz (R201,000/kg). Total cash costs in South Africa, which includes the effect of lower uranium production, are likely to increase from $309/oz to $402/oz (R77,000/kg to R 100,000/kg).
Change in South African Income Taxation Rates
The Minister of Finance announced on 20 February 2008 a reduction to the gold mining taxation formula from Y = 45-225/X to
Y = 43-215/X and a non-mining rate reduction from 37% to 36%. The impact of this is a net reduction to the deferred taxation liability of $17m, R117m and a lower income statement taxation charge of $20m, R138m. The financial impact of the rate changes are calculated based on the results for the year ended 31 December 2007.
Investment in B2Gold
AngloGold Ashanti announced on 14 February 2008 the signing of an agreement with B2Gold, in which B2Gold will have the option to earn 51% of the Gramalote Project. AngloGold Ashanti will be issued, subject to certain conditions precedent, with 25 million shares at a deemed price of Canadian $2.50 per share and 21.4 million warrants in B2Gold in exchange for this an additional interest in mineral concessions in Colombia. The interest in B2Gold including the warrants, if exercised, will be 26%.

The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the company is South African rands.
SA Rands
Figures in million Notes
2007
2006
Revenue
1
10,669
9,520
Gold income
1
9,971
9,151
Cost of sales
2
(7,528)
(6,546)
Loss on non-hedge derivitaves and other commodity contracts
29
(1,205)
(936)
Gross profit
1,238
1,669
Corporate administration and other expenses
(782)
(501)
Market development costs
(68)
(58)
Exploration costs
(28)
(31)
Other operating expenses
3
(19)
(50)
Operating special items
4
79
(239)
Operating profit
420
790
Dividends received from other investments
1
16
–
Dividends received from subsidiaries
376
52
Interest received
1
146
52
Net inter-company management fee and interest
(6)
(4)
Exchange gain (loss)
11
(75)
Finance costs and unwinding of obligations
5
(257)
(255)
Impairment of investment in Margaret Water Company Limited
10
(3)
–
Profit before taxation
6
703
560
Taxation
8
(297)
(636)
Profit (loss) after taxation from continuing operations
406
(76)
Discontinued operations
Profit (loss) from discontinued operations
Group 13
7
(12)
Profit (loss) for the year
413
(88)
276
Annual Financial Statements 2007
Company income statement
For the year ended 31 December

Company balance sheet
As at 31 December
SA Rands
Figures in million
Notes
2007
2006
ASSETS
Non-current assets
Tangible assets
9 13,297 12,484
Investment in associates 10 30 30
Investments in subsidiaries Page 304 17,900 17,191
Investment in joint venture Page 304 18 18
Other investments 11 16 16
Investment in Environmental Rehabilitation Trust Fund 13 294 309
Intra-group balances 200 339
Trade and other receivables 15 – 21
Derivatives 29 – 36
Other non-current assets 14 250 274
32,005 30,718
Current assets
Inventories
12 476 405
Trade and other receivables 15 296 236
Derivatives 29 1,239 1,574
Cash restricted for use 7 6
Cash and cash equivalents 16 1,283 1,260
3,301 3,481
Non-current assets held for sale 17 100 100
3,401 3,581
Total assets 35,406 34,299
EQUITY AND LIABILITIES
Share capital and premium 18 23,324 23,047
Retained earnings and other reserves 19 (4,947) (4,534)
Total equity 18,377 18,513
Non-current liabilities
Borrowings
20 248 1,993
Environmental rehabilitation provisions 21 882 1,087
Provision for pension and post-retirement benefits 22 1,121 1,094
Intra-group balances 1,490 1,578
Derivatives 29 615 858
Deferred taxation 23 1,888 2,197
6,244 8,807
Current liabilities
Current portion of borrowings
20 2,072 73
Trade and other payables 24 1,460 1,354
Derivatives 29 6,662 4,991
Taxation 25 591 561
10,785 6,979
Total liabilities 17,029 15,786
Total equity and liabilities 35,406 34,299

SA Rands
Figures in million Notes
2007
2006
Cash flows from operating activities
Receipts from customers
10,160
9,650
Payments to suppliers and employees
(6,172)
(4,606)
Cash generated from operations
26
3,988
5,044
Dividends received from subsidiaries
1
376
52
Cash utilised by discontinued operations
(14)
(6)
Taxation paid
25
(565)
(435)
Net cash inflow from operating activities
3,785
4,655
Cash flows from investing activities
Capital expenditure
– project expenditure
9
(557)
(448)
– stay-in-business expenditure
(2,050)
(1,696)
Proceeds from disposal of tangible assets
96
30
Proceeds from disposal of assets of discontinued operations
9
63
Associate loan advanced
–
5
Dividend received from other investments
1
16
–
Increase in cash restricted for use
(1)
–
Additional investment in subsidiaries
(617)
(2,396)
Intra-group loans
89
(260)
Interest received
143
52
Loans advanced
(72)
(4)
Repayment of loans advanced
73
5
Net cash outflow from investing activities
(2,871)
(4,649)
Cash flows from financing activities
Proceeds from issue of share capital
247
3,068
Share issue expenses
(4)
(32)
Repayment of borrowings
–
(805)
Finance costs paid
(184)
(199)
Dividends paid
Group 15
(919)
(742)
Intra-group dividends paid
(31)
(48)
Net cash (outflow) inflow from financing activities
(891)
1,242
Net increase in cash and cash equivalents
23
1,248
Cash and cash equivalents at beginning of year
1,260
12
Cash and cash equivalents at end of year
16
1,283
1,260
278
Annual Financial Statements 2007
Company cash flow statement
For the year ended 31 December

SA Rands
Figures in million
2007
2006
Actuarial (loss) gain on pension and post-retirement benefits (note 19)
(95)
283
Net loss on cash flow hedges removed from equity and reported in gold sales (note 19)
649
553
Net loss on cash flow hedges (note 19)
(695)
(969)
Hedge ineffectiveness (note 19)
31
–
Deferred taxation on items above (note 19)
40
63
Net expense recognised directly in equity
(70)
(70)
Profit (loss) for the year
413
(88)
Total recognised income (expense) for the year
343
(158)
Company statement of recognised income and expense
For the year ended 31 December

SA Rands
Figures in million
2007
2006
1
Revenue
Revenue consists of the following principal categories:
Gold income 9,971 9,151
By-products (note 2) 160 265
Dividends received from subsidiaries (note 26) 376 52
Dividend received from other investments (note 26) 16 –
Interest received (note 26)
– loans and receivables 17 2
– cash and cash equivalents 129 50
10,669 9,520
2
Cost of sales
Cash operating costs
(1)
5,733 5,137
By-products (note 1) (160) (265)
5,573 4,872
Other cash costs 29 40
Total cash costs 5,602 4,912
Retrenchment costs (note 7) 34 49
Rehabilitation and other non-cash costs 56 22
Production costs 5,692 4,983
Amortisation of tangible assets (notes 6, 9 and 26) 1,806 1,634
Total production costs 7,498 6,617
Inventory change 30 (71)
7,528 6,546
(1)
Cash operating costs comprises:
– salaries and wages 2,960 2,698
– stores and other consumables 1,364 1,304
– fuel, power and water 666 625
– contractors 117 89
– services and other charges 626 421
5,733 5,137
3
Other operating expenses
Pension and medical defined benefit provisions 19 50
Notes to the company financial statements
For the year ended 31 December

Annual Financial Statements 2007

SA Rands
Figures in million
2007
2006
4
Operating special items
Profit on disposal, derecognition and abandonment of land and tangible assets (72) (30)
Recovery of exploration costs (7) –
Recovery of exploration loan – (2)
Performance related option expense – 129
Cost of E-ordinary shares issued to Izingwe (Pty) Ltd, a Black Economic Empowerment company
(group note 11) – 131
Impairment of tangible assets (note 9) – 10
Loan waived – 1
(79) 239
5
Finance costs and unwinding of obligations
Finance costs on corporate bond
(1)
214 214
Finance lease charges 16 –
Finance costs on bank loans and overdrafts
(1)
– 14
Other 12 14
242 242
Amounts capitalised (note 9) (51) (39)
191 203
Unwinding of decommissioning obligation (note 21) 52 38
Unwinding of restoration obligation (note 21) 14 14
(note 26) 257 255
(1)
Finance costs have been determined using the effective interest rate method.
6
Profit before taxation
Profit before taxation is arrived at after taking account of:
Auditors' remuneration
– audit fees 24 39
– under provision prior year 18 1
– other assurance services 10 6
52 46
Amortisation of tangible assets
– owned assets 1,795 1,634
– leased assets 11 –
(notes 2, 9 and 26) 1,806 1,634
Grants for educational and community development 22 21
Operating lease charges 271 180

SA Rands
Figures in million
2007
2006
7
Employee benefits
Employee benefits including executive directors' salaries and other benefits
3,625
3,262
Health care and medical scheme costs
– current medical expenses
313
308
– defined benefit post-retirement medical expenses
92
95
Pension and provident plan costs
– defined contribution
228
201
– defined benefit pension plan
(20)
12
Retrenchment costs (note 2)
34
49
Share-based payment expense
(1)
216
200
Included in cost of sales, other operating expenses, operating special items and corporate administration and other expenses
4,488
4,127
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
– current service cost
6
7
– interest cost
86
88
92
95
Defined benefit pension plan
– current service cost
47
50
– interest cost
124
108
– expected return on plan assets
(191)
(146)
(20)
12
Actual return on plan assets
– South Africa defined benefit pension plan
185
417
Refer to the Remuneration report for details of directors' emoluments
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R216m
(2006: R200m) for the company is only in respect of awards made to employees of the company.
8
Taxation
Current taxation
Mining tax
(1)
371
193
Non-mining tax
175
176
Under provision prior year
47
57
(note 25)
593
426
Deferred taxation
Temporary differences
(1)
281
569
Unrealised non-hedge derivatives and other commodity contracts
(634)
(771)
Change in estimated deferred tax rate
(3)
57
412
(note 23)
(296)
210
297
636
282
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

8
Taxation (continued)
Tax reconciliation
A reconciliation of the effective tax rate charged in the income statement to the prevailing mining and non-mining tax rate is set out in the following table:
Non-mining
Mining
Non-mining
Mining
%
%
%
%
2007
2006
Effective tax rate
47                    45
43                   70
Disallowable items (2) (4)
6                  (5)
Dividends received (17) – (2) –
Taxable items not forming part of the income statement
2                     –                      (20)
–
Impact of prior year under provisions
5                     –
6                     –
Change in estimated deferred tax rate
(3)
–                   (4)
–                 (28)
Other
2                     –
4                     –
Estimated corporate tax rate
(2)
37                    37
37                   37
(1)
Included in mining tax is taxation on the disposal of tangible assets of R21m and included in temporary differences is taxation of R6m.
(2)
Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of tax for mining and non-mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying entities, Vaal River Operations and West
Wits Operations. Under ring fencing legislation each entity is treated separately and deductions can only be utilised against income generated by the relevant tax entity.
The formula for determining the South African mining tax is:
Y = 45 – 225/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
The maximum statutory mining tax rate is 45%, non-mining statutory tax rate 37% and statutory company tax rate 29%, all unchanged from prior year.
(3)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to R57m (2006: R412m).

9
Tangible assets
Mineral
Mine
rights
Land
development
Mine
and
and
Figures in million
costs      infrastructure
dumps
buildings
Total
SA Rands
Cost
Balance at 1 January 2006
15,014
4,134
545
20
19,713
Additions
– project expenditure
357
52                        –                      –
409
– stay-in-business expenditure
1,471
225                        –                       –
1,696
Disposals
(1)
(60)
–                     (4)
(65)
Transfers and other movements
(1)
(15)
110                        –                      –
95
Finance costs capitalised (note 5)
39
–
–
–
39
Balance at 31 December 2006
16,865                  4,461                    545
16
21,887
Accumulated amortisation
Balance at 1 January 2006
5,314
2,334
133
–
7,781
Amortisation for the year (notes 2, 6 and 26)
1,425
176
33
–
1,634
Impairments (note 4)
(2)
6                      4                        –                       –
10
Transfers and other movements
(1)
(14)
(9)
–                        1
(22)
Balance at 31 December 2006
6,731                   2,505                    166
1                 9,403
Net book value at 31 December 2006
10,134                    1,956                   379
15
12,484
Cost
Balance at 1 January 2007
16,865                    4,461                   545
16
21,887
Additions
– project expenditure
466
40                        –                      –
506
– stay-in-business expenditure
1,732                    314
–                   250
2,296
Disposals
(4)
(16)
–                     (1)
(21)
Transfers and other movements
(1)
(136)
(103)
–                       –
(239)
Finance costs capitalised (note 5)
51                      –                         –                       –
51
Balance at 31 December 2007
18,974
4,696
545
265
24,480
Accumulated amortisation
Balance at 1 January 2007
6,731                2,505                  166
1                9,403
Amortisation for the year (notes 2, 6 and 26)
1,600
167                    28                        11
1,806
Disposals
(2)
(3)
–                        –                     (5)
Transfers and other movements
(1)
(96)
75                      –                        –
(21)
Balance at 31 December 2007
8,233
2,744
194
12
11,183
Net book value at 31 December 2007
10,741
1,952
351
253
13,297
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2006: 10.65%).
Included in land and buildings are assets held under finance leases with a net book value of R235m (2006: nil).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Transfers and other movements comprise amounts from changes in estimates of decommissioning assets and asset reclassifications.
(2)
Impairments include the following:
SA Rands
Figures in million
2007
2006
Write off of various minor tangible assets and equipment.
–
10
–
10
The impairment calculation methodology is included in group note 16.
284
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

SA Rands
Figures in million
2007
2006
10
Investment in associates
The company has a 25% (2006: 25%) interest in Oro Group (Pty) Ltd which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Pty) Ltd is 31 March.
The carrying value of the associate consists of:
Unlisted shares at cost less impairments
15 15
Investment acquired in Margaret Water Company Limited 3 –
Impairment
(1)
(3) –
Loans advanced
(2)
15 15
30 30
Directors' valuation of the unlisted associate 30 30
(1)
In 2007, the Margaret Water Company Limited's investment was impaired. The impairment test considered the investment's fair value and anticipated future cash flows. An impairment of R3m was recorded.
(2)
The Oro loan bears interest at a rate determined by the Oro Group (Pty) Ltd's board of directors and is repayable at their discretion.
The company's effective share of certain balance sheet items of its associate at 30 September
2007, is as follows:
Non-current assets 14 14
Current assets 69 63
Total assets 83 77
Non-current liabilities 23 24
Current liabilities 34 29
Total liabilities 57 53
Net assets 26 24
11
Other investments
Unlisted investments
Available-for-sale
Balance at beginning of year
(1)
2 2
Balance at end of year 2 2
Available-for-sale unlisted investments consist primarily of the Chamber of Mines Building
Company Limited.
Held to maturity
Balance at beginning of year
14 14
Balance at end of year 14 14
Total other investments (note 29) 16 16
Directors' valuation of unlisted investments 16 16
Investments held to maturity are primarily the Gold of Africa Museum.
(1)
There is no active market for the unlisted equity investment and fair value cannot be reliably measured. The unlisted equity investment is carried at cost. The company does not intend to sell the investment in the foreseeable future.

SA Rands
Figures in million
2007
2006
12
Inventories
Work in progress
– gold in process
240
219
Finished goods
– gold doré / bullion
15
45
– by-products
68
27
Total metal inventories
323
291
Mine operating supplies
153
114
476
405
The amount of the write-down of by-products, gold in process and gold on hand to net realisable value, and recognised as an expense is R139m (2006: R13m). This expense is included in cost of sales which is disclosed in note 2.
13
Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year
309
284
Contributions
5
25
Rehabilitation expenditure reclaimed
(20)
–
Balance at end of year
294
309
The fund is managed by Rand Merchant Bank and mainly invested in government long bonds and other fixed-term deposits.
14
Other non-current assets
Unsecured
AngloGold Ashanti Pension Fund (note 22)
244
267
Loans and receivables
Loan repayable between 31 December 2009 and 31 December 2011 bearing interest at 3% per annum
4
4
Other non-interest bearing loans and receivables – repayable on various dates
2
3
250
274
286
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

SA Rands
Figures in million
2007
2006
15
Trade and other receivables
Non-current
Other debtors
–
21
–
21
Current
Trade debtors
20
47
Prepayments and accrued income
85
98
Interest receivable
7
8
Recoverable tax, rebates, levies and duties
115
49
Amounts due from related parties
43
10
Other debtors
26
24
296
236
Total trade and other receivables
296
257
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
16
Cash and cash equivalents
Cash and deposits on call
783
810
Money market instruments
500
450
(note 29)
1,283
1,260
17
Non-current assets held-for-sale
Effective 30 June 2005, the investment in the Weltevreden mining rights of R100m (2006:
R100m) was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resource Limited on 15 June
2005. On 19 December 2005, Aflease was acquired by sxr Uranium One (formerly Southern
Cross Inc.) and the sale agreement was amended to recognise this change. The conditions precedent to the agreement were not fulfilled before the expiry date of 31 December 2007.
Consequently the agreement lapsed and a new agreement is being negotiated with Aflease Gold
Limited. In terms of the draft agreement, the purchase price will be paid in the form of Aflease shares to be issued to AngloGold Ashanti.
The draft agreement currently contains conditions precedent including that the Minister must approve of the cession of the Weltevreden mining right from AngloGold Ashanti to Aflease, unconditional approval of the transaction by the Competition Commission and approval by the
JSE of issue and allotment of the Aflease shares.
100
100

18
Share capital and premium
Share capital
Authorised
400,000,000 ordinary shares of 25 SA cents each
100
100
4,280,000 E ordinary shares of 25 SA cents each
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
102
102
Issued and fully paid
277,457,471 (2006: 276,236,153) ordinary shares of 25 SA cents each
69
69
4,140,230 (2006: 4,185,770) E ordinary shares of 25 SA cents each
1
1
2,000,000 (2006: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2006: 778,896) B redeemable preference shares of 1 SA cent each
–
–
71
71
Share premium
Balance at beginning of year
22,976
19,293
Ordinary shares issued
283
3,330
E ordinary shares (cancelled) issued
(6)
353
Balance at end of year
23,253
22,976
Share capital and premium
23,324
23,047
The rights and restrictions applicable to the A and B redeemable preference shares.
A redeemable preference shares are entitled to:
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Lease Area; and
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Lease Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Lease Area; and
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Lease Area.
The Moab Lease Area consists of the Moab Khotsong mine operations.
288
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December
SA Rands
Figures in million
2007
2006

19
Retained earnings and other reserves
Other
Non-
Actuarial
compre-
Retained
distributable
gains
hensive
Figures in million
earnings
reserves
(1)
(losses)
income
(2)
Total
SA Rands
Balance at December 2005 (2,732)
141                  (232)
(569) (3,392)
Actuarial gain recognised 283 283
Deferred taxation thereon (note 23) (102) (102)
Loss for the year (88) (88)
Dividends (group note 15) (742) (742)
Preference dividends (48) (48)
Net loss on cash flow hedges removed from
equity and reported in gold sales 553 553
Net loss on cash flow hedges (969) (969)
Deferred taxation on cash flow hedges
(note 23)
165                     165
Share-based payment for share awards and
BEE transaction
319                     319
Deferred issuance costs from ESOP Share
Trust establishment (630) (630)
Deferred taxation on cost from ESOP
Share Trust (note 23)
117                     117
Balance at December 2006 (3,610)
141                     (51)
(1,014) (4,534)
Actuarial loss recognised (95) (95)
Deferred taxation thereon (note 23)
35                                               35
Profit for the year
413                                                                                               413
Dividends (group note 15) (919) (919)
Preference dividends (31) (31)
Net loss on cash flow hedges removed from
equity and reported in gold sales
649                    649
Net loss on cash flow hedges (695) (695)
Hedge ineffectiveness
31                      31
Deferred taxation on cash flow hedges and
hedge ineffectiveness (note 23)
5                       5
Share-based payment for share awards
222                     222
Deferred issuance cost from ESOP Share
Trust establishment
(22)                   (22)
Deferred taxation on cost from ESOP
Share Trust (note 23) (6) (6)
Balance at December 2007 (4,147) 141 (111) (830) (4,947)
(1)
Non-distributable reserves comprise a surplus on disposal of company shares of R141m (2006: R141m).
(2)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings and the equity item for share-based payments.

SA Rands
Figures in million
2007
2006
20
Borrowings
Unsecured
Corporate Bond
(1)
2,070
2,066
Semi-annual coupons are paid at 10.5% per annum. The bond is repayable on 28 August 2008 and is rand-based.
Secured
Finance leases
Turbine Square Two (Proprietary) Limited
249
–
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are rand-based. The buildings financed are used as security for these loans.
Vehicle leases
1
–
Interest charged at a rate of 15.5% per annum. Loans are repayable in monthly instalments terminating in February 2011 and are rand-based. The vehicles financed are used as security for these loans.
Total borrowings (note 29)
2,320
2,066
Current portion of borrowings included in current liabilities
(2,072)
(73)
Total long-term borrowings
248
1,993
Amounts falling due
Within one year
2,072
73
Between two and five years
83
1,993
After five years
165
–
(note 29)
2,320
2,066
Undrawn facilities
There were no undrawn borrowing facilities as at 31 December 2007 (2006: nil).
(1)
Corporate bond
Senior unsecured fixed-rate bond
2,000
2,000
Unamortised discount and bond issue costs
(3)
(7)
1,997
1,993
Accrued interest
73
73
2,070
2,066
290
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

SA Rands
Figures in million
2007
2006
21
Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year 642 498
Change in estimates
(1)
(198) 107
Unwinding of decommissioning obligation (note 5) 52 38
Utilised during the year (3) (1)
Balance at end of year 493 642
Provision for restoration
Balance at beginning of year 445 424
Charge to income statement 25 (12)
Change in estimates
(1)
(17) 53
Unwinding of restoration obligation (note 5) 14 14
Utilised during the year (78) (34)
Balance at end of year 389 445
Total environmental rehabilitation provisions 882 1,087
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are anticipated to unwind beyond the end of the life of mine.
22
Provision for pension and post-retirement benefits
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund (asset) (group note 32) (244) (267)
Post-retirement medical scheme for AngloGold Ashanti Limited’s South African employees
(group note 32) 1,121 1,094
877 827
Transferred to other non-current assets (note 14)
AngloGold Ashanti Limited Pension Fund 244 267
1,121 1,094

SA Rands
Figures in million
2007
2006
23
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,940
4,625
Inventories
92
87
Derivatives
–
93
Other
10
3
5,042
4,808
Assets
Provisions
671
620
Derivatives
2,359
1,813
Tax losses
13
37
Other
111
141
3,154
2,611
Net deferred taxation liability
1,888
2,197
The movement on the net deferred tax balance is as follows:
Balance at beginning of year
2,197
2,185
Income statement charge (note 8)
(296)
210
Discontinued operations (group note 13)
21
(18)
Taxation on cash flow hedges and hedge ineffectiveness (note 19)
(5)
(165)
Taxation on actuarial (gain) loss (note 19)
(35)
102
Taxation on cost from ESOP Share Trust establishment (note 19)
6
(117)
Balance at end of year
1,888
2,197
24
Trade and other payables
Trade creditors
588
405
Accruals
647
651
Amounts due to related parties
–
9
Unearned premiums on normal sale exempted contracts
225
289
1,460
1,354
Trade and other payables are non-interest bearing and are normally settled within 60 days.
25
Taxation
Balance at beginning of year
561
553
Payments during the year
(565)
(435)
Provisions during the year (note 8)
593
426
Discontinued operations (group note 13)
2
17
Balance at end of year
591
561
292
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

SA Rands
Figures in million
2007
2006
26
Cash generated from operations
Profit before taxation 703 560
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1,616 2,126
Amortisation of tangible assets (notes 2, 6 and 9) 1,806 1,634
Finance costs and unwinding of obligations (note 5) 257 255
Interest receivable (note 1) (146) (52)
Dividends receivable from other investments and subsidiaries (note 1) (392) (52)
Operating special items (72) 241
Environmental rehabilitation and other expenditure (29) (39)
Other non-cash movements 191 172
Movements in working capital 54 199
3,988 5,044
Movements in working capital:
Increase in inventories
(68) (64)
(Increase) decrease in trade and other receivables (65) 110
Increase in trade and other payables 187 153
54 199
27
Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint ventures
104 89
Associates 5 –
Subsidiaries 264 –
Purchases from related parties
Third parties
– 54
Subsidiaries 277 284
Outstanding balances arising from sale of goods and services and other loans due by related parties
Joint ventures
37 14
Associates 21 15
Subsidiaries 491 654
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Joint ventures
– 2
Subsidiaries 1,490 1,585
Amounts owed to related parties are unsecured non-interest bearing and under terms that are no less favourable than those with third parties.
Management fees, royalties, interest and net dividends from subsidiaries amounts to R342m
(2006: R4m). This consists mainly of dividends received from AngloGold Ashanti Holdings plc of
R326m (2006: Nil).
Doubtful debts expensed during the year amounted to R4m (2006: nil).
Details of guarantees to associates are included in note 28.

SA Rands
Figures in million
2007
2006
27
Related parties (continued)
Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the
Remuneration and Directors' reports. (Detailed on pages 150 to 169).
Compensation to key management personnel included the following:
– short-term employee benefits
133
90
– post-employment benefits
8
–
– share-based payments
54
31
195
121
28
Contractual commitments and contingencies
Operating leases
At 31 December 2007, the company was committed to making the following payments in respect of operating leases for among others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry within
– One year
44
24
Finance leases
The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options. The motor vehicle leases have no purchase option.
Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Minimum
value of
payments
payments
2007
Within one year
20                     2
Within one year but not more than five years
101                      4
More than five years
411                   244
Total minimum lease payments
532                   250
Amounts representing finance charges
(282)
–
Present value of minimum lease payments
250                   250
2006
Within one year
–                     –
Within one year but not more than five years
–
–
More than five years
–                     –
Total minimum lease payments
–                     –
Amounts representing finance charges
–
–
Present value of minimum lease payments
–
–
294
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

SA Rands
Figures in million
2007
2006
28
Contractual commitments and contingencies (continued)
Capital commitments
Acquisition of tangible assets
Contracted for 428 473
Not contracted for 4,916 3,127
Authorised by the directors 5,344 3,600
Allocated to:
Project expenditure
– within one year 667 398
– thereafter 2,120 674
2,787 1,072
Stay-in-business expenditure
– within one year 2,279 2,285
– thereafter 278 243
2,557 2,528
Purchase obligations
Contracted for
– within one year 367 360
– thereafter 523 –
890 360
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service the above capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that these facilities can be refinanced on terms similar to those currently in place.

28
Contractual commitments and contingencies (continued)
Liabilities
Liabilities
Contingency        included on
Contingency         included on
or balance
or balance
guarantee
sheet
guarantee
sheet
Figures in million
2007
2006
SA Rands
Contingent liabilities
Groundwater pollution – South Africa
(1)
–                  –
–                    –
Guarantees
Financial guarantees
Convertible bond
(2)
6,810                   –
7,001                     –
Syndicated loan facility
(3)
3,556                  92                   1,271                      –
Oro Africa
(4)
100 100
Hedging guarantees
(5)
Geita Management Company
(6)
3,539                   –
2,032                      –
Ashanti Treasury Services
(7)
10,176                   –
7,334                      –
AngloGold South America
(8)
1,501                   –
959                      –
AngloGold (USA) Trading Company
(8)
2,610                   –
1,576                       –
Cerro Vanguardia S.A.
(8)
542                   –
584                      –
28,834                  92
20,857                       –
(1)
AngloGold Ashanti Limited has identified a number of groundwater pollution sites at its current operations in South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate the groundwater pollution. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research programme between the University of the Witwatersrand and AngloGold Ashanti. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004, with a maturity date of 27 February 2009, and a fixed coupon of 2.375% payable semi-annually. The bonds issued amounted to $1,000m, R6,810m. The company obligations regarding the guarantee will be direct, unconditional and unsubordinated.
(3)
The company has guaranteed all payments and other obligations of the wholly owned subsidiaries AngloGold Ashanti Holdings plc, AngloGold Ashanti Australia Limited and AngloGold Ashanti USA Inc. regarding the $1,150m syndicated loan facility. The prior year figure relates to the $700m, R4,901m syndicated loan facility that was repaid during 2007.
(4)
The company has provided surety in favour of the lender in respect of gold loan facilities with two wholly owned subsidiaries of
Oro Group (Proprietary) Limited, an associate of the company. The company has a total maximum liability, in terms of the suretyships, of R100m. The suretyship agreements have a termination notice period of 90 days.
(5)
Included in the amounts stated are NPSE accounted contracts fair valued at R7,857m (2006: R6,695m).
(6)
The company, together with AngloGold Ashanti Holdings plc, has issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance of the Geita Management Company Limited of its obligations under or pursuant to hedging arrangements entered into. Refer group note 38.
(7)
The company, together with AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of Ashanti Treasury Services Limited. Refer group note 38.
(8)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
296
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

29
Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes.
The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits and controlling and reporting structures.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The
Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee,
comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold price, other commodity price, foreign exchange, interest rate, liquidity and credit risks. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the company are defined as follows:
safeguarding the company’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and comply where necessary with all relevant regulatory and statutory requirements.
Gold price, foreign exchange risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-
product commodity price risk.
A number of products, including derivatives, are used to manage the gold price and foreign exchange risks that arise out of the company's core business activities. Forward sales contracts and call and put options are used by the company to manage these risks. At year-end, the volume of outstanding forward sales contracts was 4,520kg (2006: 7,362kg).
As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that the level of hedge cover does not exceed the company life of mine and that no basis risk exists.
Cash flow hedges
The company's cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity and foreign exchange cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.
Gains and losses are initially recognised directly in equity and other comprehensive income, and are transferred to earnings when the forecast cash flows affect the income statement.
The cash flow hedge forecast transactions are expected to occur over the next 3 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2007, a loss of R31m (2006: Nil) was recognised due to hedge ineffectiveness.

29
Financial risk management activities (continued)
Non-hedge derivatives
SA Rands
Figures in million
2007
2006
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Loss on non-hedge derivatives
(1,308)
(826)
Unrealised gain (loss) on other commodity physical borrowings
23
(9)
Provision reversed (raised) for loss on future deliveries and other commodities
80
(101)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(1,205)
(936)
Loss on non-hedge derivatives and other commodity contracts was R1,205m in 2007 compared to a loss of R936m in the previous year. The loss is primarily the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the previous year.
Net open hedge position as at 31 December 2007
The company had the following net forward pricing commitments outstanding against future production.
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was R10.57bn as at 31 December 2007 (as at 31 December 2006: R7.82bn). These values were based on a gold price of $836.30 per ounce, an exchange rate of $1 = R6.8104 and the prevailing market interest rates and volatilities at 31 December 2007. The values as at
31 December 2006 were based on a gold price of $636.30 per ounce, an exchange rate of $1 = R7.0010 and the market interest rates and volatilities prevailing at that date.
Summary: All open contracts in the company's commodity hedge position as at 31 December 2007.
2013-
Year
2008
2009
2010
2011
2012
2015
Total
US Dollar/Gold
Forward contracts
Amount (kg)
(6,925)
(1)
1,414           1,571            1,882          1,882           3,764                3,588
$/oz
$816           ($343)
(2)
$142             $490           $500             $515             ($588)
(2)
Put options sold
Amount
(kg)
8,009            3,748           1,882            1,882          1,882            3,764            21,167
$/oz
$642              $530            $410             $420           $430             $445              $528
Call options sold
Amount
(kg)
18,614            20,147         18,833           20,202         4,899           12,784           95,479
$/oz
$408              $404            $409              $437          $536              $552             $439
Rand/Gold
Forward contracts
Amount (kg)
933
933
R/kg
R116,335                                                                                     R116,335
Call options sold
Amount
(kg)
2,986             2,986           2,986
8,958
R/kg
R202,054        R216,522      R230,990
R216,522
Total net gold
Delta (kg)
(3)
(10,737)
(24,020)
(22,007)
(23,322)
(6,366)
(15,364)
(101,816)
Delta (oz)
(3)
(345,193)
(772,250)
(707,534)
(749,805)
(204,675)
(493,963)
(3,273,420)
The open delta hedge position of the company at 31 December 2006 was 3.61Moz or 112t.
(1)
Indicates a long position resulting from forward purchase contracts.
(2)
Indicates a net short position where the contractual value of the total short position is less than the contractual value of the total long position.
(3)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2007.
298
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

29
Financial risk management activities (continued)
Summary: All open contracts in the company’s currency hedge position as at 31 December 2007 (continued)
2013-
Year
2008
2009
2010
2011
2012
2015
Total
Rand/US Dollar (000)
Forward contracts
Amount ($) 35,000 35,000
R per $ R6.94 R6.94
Put options purchased
Amount ($) 120,000 120,000
R per $ R6.98 R6.98
Put options sold
Amount ($) 120,000 120,000
R per $ R6.65 R6.65
Call options sold
Amount ($) 135,000 135,000
R per $ R7.35 R7.35
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.

29
Financial risk management activities (continued)
Sensitivity analysis
Derivatives
A principal part of the company’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book to key underlying factors at 31 December 2007 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table below sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2008. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.
Cash
Total
Total
Normal flow
Non-
change
change
sale
hedge
hedge
in fair
in fair
Change
exempted
accounted
accounted
value
value
in rate (+)
(million)
(million)
(million)
(million)
(million)
2007
2006
Currency (R/$)
1.00
–
(68)
(163)
(231)
(119)
Gold price ($/oz)
200.00                (1,886)
(632)
(1,940)
(4,458)
(5,200)
ZAR interest rate (%)
1.50
–
(4)
(33)
(37)
(18)
Cash
Total
Total
Normal flow
Non-
change
change
sale
hedge
hedge
in fair
in fair
Change             exempted
accounted
accounted
value
value
in rate (-)
(million)
(million)
(million)
(million)
(million)
2007
2006
Currency (R/$)
1.00                        –
95
102
197
77
Gold price ($/oz)
200.00
1,883
632
1,664
4,179
5,113
ZAR interest rate (%)
1.50
–
4
32
36
18
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 39 in the group financial statements.
The following are the contractual maturities of financial liabilities, including interest payments
Non-derivative financial liabilities
Between one
Between two
Greater than
Within one year
and two years
and five years
five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Currency               Million
%
Million
%
Million
%
Million
%
2007
Borrowings
ZAR
2,229            10.5
22
9.9
78
9.9
411
9.8
Trade and
other payables
ZAR
1,198                –
–
–
USD in
ZAR equivalent
37               –
–
–
2006
Borrowings
ZAR
282
10.5
2,204
10.5
–                –                –
–
Trade and
other payables
ZAR
947
–
–
–
USD in
ZAR equivalent
118
–
–
–
300
Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December

29
Financial risk management activities (continued)
Credit risk
Refer note 39 in the group financial statements.
The combined maximum credit risk exposure of the company is as follows:
SA Rands
Figures in million
2007
2006
Commodity option contracts – 302
Foreign exchange option contracts 26 9
Forward sale commodity contracts 1,209 1,286
Forward foreign exchange contracts 1 –
Gold interest rate swaps 3 13
All derivatives 1,239 1,610
Other investments (note 11) 16 16
Other non-current assets 6 7
Trade and other receivables 96 110
Cash restricted for use 7 6
Cash and cash equivalents (note 16) 1,283 1,260
Total financial assets 2,647 3,009
Financial guarantees 10,466 8,372
Hedging guarantees 10,511 5,499
Total 23,624 16,880
No trade and other receivables are past due but not impaired. No other financial assets are past due but not impaired.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments as at 31 December 2007 are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
Amount
Value
Figures in million
2007
2006
Financial assets
Other investments (note 11)
16                   16
16                   16
Other non-current assets
6                     6
7                     7
Trade and other receivables
96                    96
110                  107
Cash restricted for use
7                     7
6                     6
Cash and cash equivalents (note 16)
1,283                1,283
1,260                1,260
Derivatives
1,239                1,239
1,610                1,610
Financial liabilities
Borrowings (note 20)
2,320               2,308
2,066                2,097
Trade and other payables
1,235               1,235
1,065                1,065
Derivatives
7,277             12,099
5,849                9,820
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Annual Financial Statements 2007
Notes to the company financial statements continued
For the year ended 31 December
29
Financial risk management activities (continued)
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair value of listed fixed rate debt is shown at its closing market value as at 31 December 2007. The remainder of debt re-
prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2007.
The fair value amounts for derivatives include off balance sheet normal sale exempted gold contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives on balance sheet are carried at fair value.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility inputs supplied by leading market participants (international banks). The company believes that no other possible alternative would result in significantly different fair value estimations.
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted accounted   accounted
Total
exempted accounted   accounted
Total
Figures in million
2007
2007
Commodity option contracts
–
–
–
–
(4,822)
–
(4,671)
(9,493)
Foreign exchange option contracts
–               –
26
26
–
–
(26)
(26)
Forward sale commodity contracts
–              21
1,188
1,209
–
(1,367)
(1,208)
(2,575)
Forward foreign exchange contracts
–
–
1
1
–
–
(1)
(1)
Gold interest rate swaps
–
–
3
3
–
–
(4)
(4)
All derivatives
–
21
1,218
1,239
(4,822)
(1,367)
(5,910)
(12,099)
2006
2006
Commodity option contracts
–
–
302
302
(3,971)
–
(3,168)
(7,139)
Foreign exchange option contracts
–
–
9
9
–
–
(7)
(7)
Forward sale commodity contracts
–
240
1,046
1,286
–
(1,567)
(1,098)
(2,665)
Gold interest rate swaps
–
–
13
13
–
–
(9)
(9)
All derivatives
–
240
1,370
1,610
(3,971)
(1,567)
(4,282)
(9,820)

29
Financial risk management activities (continued)
The schedule of undiscounted forecast principal cash flows arising from all on balance sheet derivative contracts (cash flow hedges and non-hedges) as at 31 December 2007 is as follows:
Between
Between two
one and two
and five
After
Within one year
years
years
five years
Total
SA Rands million
At 31 December 2007
Cash inflows from assets
811                        354                           98
– 1,263
Cash outflows from liabilities (1,377) (1,712) (2,975) (1,860) (7,924)
Net cash outflows (566) (1,358) (2,877) (1,860) (6,661)
At 31 December 2006
Cash inflows from assets 1,202 425 211 – 1,838
Cash outflows from liabilities (1,337) (917) (2,581) (1,713) (6,548)
Net cash outflows (135) (492) (2,370) (1,713) (4,710)
30
Capital management
Capital is managed on a group basis only and not on a company basis. Refer note 40 in the group financial statements.
31
Recent developments
Eskom power supply
Following the announcement made on 25 January 2008, in which AngloGold Ashanti advised that Eskom would be interrupting power supplies to the company’s South African operations, AngloGold Ashanti halted mining and gold recovery at these operations. Subsequently, AngloGold Ashanti announced on 29 January 2008, that it had begun the process to restart production at its South African operations following a meeting with Eskom and industrial electricity consumers at which Eskom had agreed to provide AngloGold Ashanti with 90% of its electricity demand prior to the shut down so as to return the operations to normal production. At this stage the company estimates the effect of the reduction in the available power supply to negatively affect production by approximately 400,000 ounces (12,440 kilograms). The estimated financial effect of a 400,000 ounce
(12,440 kilograms) decrease in production is lower revenue of R2,501 million at an assumed average spot price of R201,000/kg.
Total cash costs in South Africa, which includes the effect of lower uranium production, are likely to increase from approximately
R77,000/kg to R100,000/kg.
Change in South African Income Taxation Rates
The Minister of Finance announced on 20 February 2008 a reduction to the gold mining taxation formula from Y = 45-225/X to
Y = 43-215/X and a non-mining rate reduction from 37% to 36%. The impact of this is a net reduction to the deferred taxation liability of R117m and a lower income statement taxation charge of R138m. The financial impact of the rate changes are calculated based on the results for the year ended 31 December 2007.

Annual Financial Statements 2007
Investment in principal subsidiaries and joint venture interests
For the year ended 31 December
Shares held
Country of
Nature of
2007
2006
incorporation
business
Direct inve
stments
Advanced Mining Software Limited
18
C
40,000
40,000
AGRe Insurance Company Limited
18
F
2
2
AngloGold American Investments Limited
5
B
1,001
1,001
AngloGold Ashanti USA Incorporated
21
B
100
100
AngloGold Ashanti USA Incorporated
21
B
500*
500*
AngloGold Ashanti Health (Pty) Limited
18
E
8
8
AngloGold Ashanti Holdings plc
5
B
2,077,313,678
2,077,313,678
AngloGold Offshore Investments Limited
10
B
5,000,000
5,000,000
Eastvaal Gold Holdings Limited
18
B
454,464,000
454,464,000
Masakhisane Investment Limited
18
B
100
100
Nuclear Fuels Corporation of SA (Pty) Limited
18
D
1,450,000
1,450,000
Rand Refinery Limited **
18
G
208,471
208,471
Xinjiang Yunhai Mining Company Limited
7
H
–
–
Indirect investments
AG Mali Holdings 1 Limited
5
B
10,002
10,002
AG Mali Holdings 2 Limited
5
B
10,002
10,002
AngloGold Argentina Limited
5
B
1
1
AngloGold Argentina S.A.
1
B
1,331,093
1,331,093
AngloGold Ashanti Australia Limited
2
B
257,462,077
257,462,077
AngloGold Ashanti (Colorado) Corp.
21
B
1,250
1,250
AngloGold Ashanti Exploration (Ghana) Limited
9
H
2
2
AngloGold Ashanti (Ghana) Limited
9
A
132,419,585
132,419,585
AngloGold Ashanti (Iduapriem) Limited
9
A
66,270
53,010
AngloGold Ashanti (Nevada) Corp.
21
B
100
100
AngloGold Ashanti North America Inc.
21
B
7,902
7,902
AngloGold Australia Investment Holdings Limited
5
B
1,000
1,000
AngloGold Australia (Sunrise Dam) Pty Limited
2
A
2
2
AngloGold Ashanti Brasil Mineração Ltda
4
A/B
8,827,437,875
8,827,437,875
AngloGold Brazil Limited
4
B
1
1
AngloGold CV 1 Limited
5
B
11,002
11,002
AngloGold CV 2 Limited
5
B
1,002
1,002
AngloGold CV 3 Limited
5
B
1,002
1,002
AngloGold Finance Australia Holdings Limited
16
B
2
2
AngloGold Finance Australia Limited
16
B
2
2
AngloGold Geita Holdings Limited
5
B
3,513
3,513
AngloGold Investments Australasia Limited
5
B
1,000
1,000
AngloGold Investments Australia (Pty) Limited
2
B
1
1
AngloGold Investments (Sadex) Limited
5
B
1,000'A'
1,000'A'
AngloGold Morila Holdings Limited
5
B
1,000
1,000
AngloGold Namibia (Pty) Limited
17
A
10,000
10,000
AngloGold Offshore Investments Limited
5
B
422,510,000*
422,510,000*
AngloGold South America Limited
5
B
488,000
488,000
AngloGold South American Holdings Limited
5
B
1
1
Ashanti Goldfields Belgium S.A.
3
B
2,500
2,500
Ashanti Goldfields (Cayman) Limited
6
B
2
2
Ashanti Goldfields Holding (Luxembourg) S.A.
14
B
3,000,000
3,000,000
Ashanti Goldfields Kilo Scarl
8
H
15,520
15,520
Ashanti Goldfields Services Limited
20
B
588,409
588,409
Ashanti Goldfields Teberebie Limited
6
B
2
2
Ashanti Treasury Services Limited
12
I
250,000
250,000
Australian Mining & Finance (Pty) Limited
2
B
48
48
Cerro Vanguardia S.A.
1
A
13,875,000
13,875,000
Chevaning Mining Company Limited
20
B
1,000
1,000
Cluff Mineral Exploration Limited
20
B
500,000
500,000
Cluff Oil Limited
20
B
19,646,377
19,646,377
Cluff Resources Limited
20
B
93,638,562
93,638,562
Cripple Creek & Victor Gold Mining Company
21
A
–
–
Erongo Holdings Limited
5
B
13,334'A'
13,334'A'
Geita Gold Mining Limited
19
A
2
2
Golden Shamrock Mines Limited
14
B
2,000,000
2,000,000
GSM Gold S.A.
2
B
325,000
325,000
Mineração Serra Grande S.A.
4
A
499,999,997
499,999,997
Morila Limited
13
B
1
1
Pioneer Goldfields Limited
5
B
75,000,000
75,000,000
Sadiola Exploration Limited
5
B
5,000'A'
5,000'A'
Societé Ashanti Goldfields de Guinée S.A.
11
A
3,486,134
3,486,134
Teberebie Goldfields Limited
9
A
2,066,667
1,860,000
Joint ventures
Nufcor International Limited **
20
D
3,000,000
3,000,000
Société des Mines de Morila S.A.
15
A
400
400
Société d'Exploitation des Mines d'Or de Sadiola S.A.
15
A
38,000
38,000
Société d'Exploitation des Mines d'Or de Yatela S.A.
15
A
400
400
BGM Management Company (Pty) Ltd
2
A
3'B'
3'B'
Nature of business
Countries of incorporation
A – Mining
1 Argentina
8 Democratic Republic of Congo
15 Mali
B – Investment holding
2 Australia
9 Ghana
16 Malta
C – Software development
3 Belgium
10 Guernsey
17 Namibia
D – Market agent
4 Brazil
11 Republic of Guinea
18 Republic of South Africa
E – Health care
5 British Virgin Islands
12 Isle of Man
19 Tanzania
F – Short-term insurance and
6 Cayman Islands
13 Jersey
20 United Kingdom
re-assurance, captive
7 China
14 Luxembourg
21 United States of America
insurance
G – Precious metal refining
H – Exploration
I
– Treasury

*
Indicates preference shares
**
The statutory year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. The management accounts of
Rand Refinery Limited and Nufcor International Limited for the periods ended 30 September and 31 December respectively, have been included in the group’s results for the year ended 31 December 2007.
In terms of IAS 27, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary.
The aggregate interest in the net profits and losses in subsidiaries is as follows:
Figures in million
2007
2006
Profit attributable to equity shareholders
205
364
Losses attributable to equity shareholders
(931)
(530)
(726)
(166)
Percentage held
Book value
Net loan account
2007
2006
2007
2006
2007
2006
%
%
Rm
Rm
Rm
Rm
100
100
2
2
(6)
(8)
100
100
14
14
–
–
100
100
849
849
(48)
(49)
100
100
1,197
768
–
–
100
100
655
655
–
–
100
100
–
–
29
48
100
100
13,823
13,172
(511)
(538)
100
100
313
272
–
–
100
100
917
917
(604)
(602)
100
100
–
–
5
5
100
100
7
7
(44)
5
53.03
53.03
116
116
–
–
60
–
7
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
4
2
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
23
18
100
80
–
–
3
2
100
100
–
–
–
–
100
100
–
–
2
39
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
9
6
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
1
1
100
100
–
–
–
–
100
100
–
–
(184)
(191)
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
86.22
86.22
–
–
6
6
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
92.50
92.50
–
–
1
1
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
100
100
–
–
–
–
67
67
–
–
–
–
100
100
–
–
(13)
(13)
100
100
–
–
11
14
100
100
–
–
–
–
100
100
–
–
–
–
50
50
–
–
3
1
50
50
–
–
–
–
100
100
–
–
–
–
50
50
–
–
–
–
85
85
–
–
21
16
100
90
–
–
–
–
17,900
17,191
(1,292)
(1,237)
50
50
18
18
–
(2)
40
40
–
–
1
–
38
38
–
–
1
–
40
40
–
–
–
–
33.33
33.33
–
–
–
–
18
18
2
(2)

Gold production and mine-site rehabilitation

Annual Financial Statements 2007
The process of producing gold
The process of producing gold can be divided into six main
phases:
finding the orebody;
creating access to the orebody;
removing the ore by mining or breaking the orebody;
transporting the broken material from the mining face to the plants for treatment;
processing; and
refining.
This basic process applies to both underground and surface
operations.
Finding the orebody
AngloGold Ashanti’s global exploration group identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.
Creating access to the orebody
There are two types of mining which take place to access the orebody:
underground mining: a vertical or decline shaft
(designed to transport people and/or materials) is sunk
deep into the ground, after which horizontal development
takes place at various levels of the main shaft or
decline. This allows for further on-reef development of
specific mining areas where the orebody has been
identified; and
open-pit mining: where the top layers of topsoil or rock
are removed in a process called ‘stripping’ to uncover
the reef.
Removing the ore by mining or breaking the orebody
In underground mining, holes are drilled into the orebody,
filled with explosives and then blasted. The blasted ‘stopes’
or ‘faces’ are then cleaned and the ore released is then ready to be transported out of the mine.
In open-pit mining, drilling and blasting may also be
necessary to release the gold- bearing rock; excavators then load the material onto the ore transport system.
Transporting the broken material from the mining face to the plants for treatment
Underground ore is transported by means of vertical and/or
horizontal transport systems. Once on surface, conveyor
belts usually transport the ore to the treatment plants.
Open-pit mines transport ore to the treatment plants in
vehicles capable of hauling large, heavy loads.
Services
Mining activities require extensive services, both on the surface and underground, including:
mining engineering services;
mine planning; ventilation;
provision of consumable resources;
engineering services;
financial, administration and human resource services; and
environmental/sustainable development services.
Processing
Comminution is the process of breaking up ore to make gold
available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is to use large mills fed directly with run-of-mine material.
AngloGold Ashanti is in the business of
exploring for, mining and processing gold.
These activities alter the original nature of
environment, and of land in particular.
AngloGold Ashanti has in place closure plans
at all its operations to return the land to a
productive state once mining has ceased.

Gold ores can typically be classified into:
refractory ores, where the gold is locked within a sulphide
mineral and not readily available for recovery by the
cyanidation process; or
free milling, where the gold is readily available for recovery by the cyanidation process.
Refractory ore treatment: after fine grinding, the sulphide materials are separated from the barren gangue material using flotation to produce a high-grade sulphide concentrate. The sulphide
concentrate is oxidised by either roasting as at AngloGold Ashanti
Mineração or bacterial oxidation (BIOX) as at Obuasi. The
oxidation process oxidises the sulphide minerals, liberating the gold particles and making them amenable to recovery by the
cyanidation process.
Free milling and oxidised refractory ores are processed for
gold recovery by leaching the ore in agitated tanks in an
alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated
carbon-in-pulp (CIP).
An alternative process is the heap-leach process. This
process is generally considered applicable to high-tonnage,
low-grade ore deposits, but it can be successfully applied to medium-grade deposits where the ore deposit tonnage
cannot economically justify constructing a process plant. Run-
of-mine ore is crushed and heaped on a leach pad. Low
strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months.
The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS)
columns where the gold cyanide complex is adsorbed onto
activated carbon. The stripped solution is recycled to the top of the heaps.
Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
Retreatment of tailing stockpile from previous decades’
operations is also practiced by AngloGold Ashanti. The old
tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
At AngloGold Ashanti operations, the main by-products
produced are:
silver, which is associated with gold in ratios ranging from
0.1:1 to 200:1 silver to gold;
sulphuric acid which is produced from the gases generated
by the roasting plants; and
uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium
onto resin and subsequent stripping with ammonium
hydroxide and precipitation of crude yellow cake.
The tailings from the process operations are stored in designated tailings storage facilities designed to enhance water recovery.
Refining
The doré bars are transported to a refinery for further refining, to as close to pure gold as possible. This is known as good delivery status. This gives the assurance that the bar contains the
quantity and purity of gold as stamped on the bar.
The process of mine-site rehabilitation
In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities to return the land to a productive state once mining has been completed.
Additionally, the company is required to provide financial
assurance, in a form prescribed by law, to cover some or all of the costs of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land to the condition that existed prior to mining or to a pre-determined post-mining use.
Closure plans are devised prior to the start of operations and are regularly reviewed to take into account life-of-mine projections.
Although the final cost of closure cannot be fully determined ahead of closure, appropriate provision is made during the
mine’s economic operation.

Rights to mine and title to properties

Annual Financial Statements 2007
In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group’s ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders
involved.
Argentina
According to Argentinean mining legislation, mines are the
private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for,
exploit and dispose of mines as owners by means of a legal
licence granted by a competent authority under the provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period,
provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licences are: to sell the licence; to lease such licence; or to assign the rights under such a licence by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti’s operation in
Argentina – the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro
Vanguardia SA on 27 December 1996, the latter has the
irrevocable right to the exploitation of the deposit for a period of
40 years. This agreement expires on 27 December 2036.
Australia
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory.
Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.
Where native title has not been extinguished, native title
legislation may apply to the grant of tenure and some
subsequent administrative processes. Federal and State
Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti’s
operating properties.
AngloGold Ashanti’s operating properties are located in the state of Western Australia. The most common forms of tenure are
exploration and prospecting licences, mining leases,
miscellaneous licences and general purpose leases. In most
Australian states, if the holder of an exploration licence
establishes indications of an economic mineral deposit and
complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically the maximum initial term of a mining lease is
21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory’s minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.
Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted
purposes. These purposes include erecting, placing and
operating machinery and plant in connection with mining
AngloGold Ashanti’s rights to own and exploit
mineral reserves and deposits are governed by
the laws and regulations of the jurisdictions in
which the mineral properties are located.

operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in
Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorised to conduct operations in accordance with
relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.
Brazil
In Brazil, there are two basic mining rights:
a licence for the exploration stage, valid up to three years, renewable once; and
a Mining Concession or Mine Manifest, valid for the life of
the deposit.
In general, exploration licences are granted on a first-come, first-
served basis. Mining concessions are granted to the holders of exploration licences that manage to prove the existence of a
Mineral Resource and have been licensed by the environmental competent authority.
Mine Manifests (mining titles granted in 1936) and Mining
Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and
Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National
Department of Mineral Production (DNPM) who acts as
inspecting entity for mining activities. Obligations of the
titleholder include:
the start of construction, as per an approved development
plan, within six months of the issuance of the concession;
extracting solely the substances indicated in the
concession;
communicating to the DNPM the discovery of a mineral
substance not included in the concession title;
complying with environmental requirements;
restoring the areas degraded by mining; refrain from
interrupting exploitation for more than six months; and
reporting annually on operations.
The difference between a Mine Manifest and a Mining
Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining
Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the
mining operation is formally proven. All of AngloGold Ashanti’s operations in Brazil have indefinite mining licences.
Ghana
Mining activities in Ghana are primarily regulated by the new
Minerals and Mining Act, 2006 (the Mining Act.) The Mining Act
replaces the repealed Minerals and Mining Law, 1986 (PNDCL
153). The Mining Act replicates many of the provisions of the old
Law. Under the Constitution and the Mining Act, all minerals in
Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and
associated land usage being granted under licence or lease.
The key material modifications to the previous mining regime effected by the Mining Act are:
the right of the government to acquire a 10% ‘free-carried’
interest in a mining company continues, but any further
interest in the mining company shall be acquired on terms
to be agreed with the holder of the mining right. The Act
does not prescribe any terms;
compensation principles for disturbance of an owner’s
surface rights; and
although the right of the government to be issued with a
special share in a mining company still exists, the consent
of the special shareholder will only be required for the
disposal of a mining lease and/or material assets, which are situated in Ghana.
A licence is required for the export or disposal of such minerals and the government has a right of pre-emption over all such
minerals. The government of Ghana shall acquire, without
payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right to
reconnaissance, prospecting or mining, and shall have the
option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.
A licence or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and
Mines has the power to negotiate, grant, revoke, suspend or
renew any mineral right, subject to a power of disallowance
exercisable within 30 days of such grant, revocation, suspension

Rights to mine and title to properties continued

Annual Financial Statements 2007
or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and coordinating policies relating to them.
The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate licence is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.
Control of mining companies
The Minister of Mines has the power to object to a person
becoming or remaining a ‘‘shareholder controller’’, a ‘‘majority shareholder controller’’ or an ‘‘indirect controller’’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned
becoming or remaining such a controller. In this context:
shareholder controller means a person who, either alone or
with certain others, is entitled to exercise or control the
exercise of 20% or more of the voting power at any general
meeting of a mining company or of any other company of
which it is a subsidiary;
majority shareholder controller means a shareholder
controller in whose case the percentage referred to above
also exceeds 50%; and
indirect controller means a person in accordance with
whose directions or instructions the director of a mining
company, or of another company of which it is a subsidiary,
or the shareholder controllers of that mining company, are
accustomed to act.
A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of
Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.
Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures
prescribed by the Mining Act, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include
restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.
Where a person, either alone or with others, acquires an interest in 5% or more of the voting power of a mining company he is
required to notify the Minister of Mines. A person who is a
controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the
Minister of Mines of the fact that any person has become or
ceased to be a controller.
Violation of these provisions of the Mining Act is a criminal offence. The Mining Act also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.
The Act provides for stability agreements as a mechanism to
ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for
15 years. A stability agreement is subject to ratification by
Parliament.
Under the Act, the Minister may enter into a development
agreement under a mining lease where the proposed investment by the holder will exceed $500 million. A development
agreement may contain provisions relating to the mineral right or operations to be conducted, the circumstances or manner in
which the Minister may exercise discretion conferred by the Act, stability terms, and in relation to environmental issues and obligations of the mineral right. A development agreement is also subject to ratification by Parliament.
Prior to the business combination between AngloGold and
Ashanti, AngloGold and the government of Ghana agreed the
terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the
business combination.
Payments and allowances
The Mining Act provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 6% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The laws of Ghana currently provide for income tax at a rate of 25%. The Mining Act provides for an
entitlement to certain specified capital allowances and various additional fiscal and other benefits.
AngloGold Ashanti and the Government of Ghana have entered
into the Stability Agreement with respect to the payment of
royalties and taxes.
Under the Stability Agreement, the government of Ghana
agreed:
to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business
combination;
to maintain for a period of 15 years, the royalties payable by
AngloGold Ashanti with respect to its mining operations in
Ghana at a rate of 3% per annum of the total revenue from
minerals obtained by AngloGold Ashanti from such mining
operations;
to ensure that the income tax rate would be 30% for a
period of fifteen years. The agreement was amended in
December 2006 to a tax rate equal to the prevailing
corporate rate for listed companies;
that a sale of AngloGold Ashanti’s or any of its subsidiaries'
assets located in Ghana remain subject to the
government's approval;
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds
in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
to retain its special rights (Golden Share) under the provisions of the mining Act pertaining to the control of a mining
company, in respect of the assets and operations in Ghana.
The Government of Ghana also agreed that AngloGold Ashanti's
Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange
control, transfer of capital and dividend remittance for a period of
15 years after the completion of the business combination. In consideration of these agreements and undertakings, AngloGold
Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana $5 million in cash, promptly after the implementation of the business combination.
AngloGold Ashanti also paid to the government of Ghana, on the date of the completion of the business combination, an
additional $5 million in cash towards the transaction costs
incurred by the government of Ghana in its role as regulator.
Retention of foreign earnings
Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the
acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends.
Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external bank account for
acquiring machinery and equipment, spare parts and raw
materials as well as for certain other payments, such as dividend and debt service payments.
AngloGold Ashanti’s operations in Ghana are permitted to retain
80% of its foreign exchange earnings in such an account. In
addition, the company has permission from the Bank of Ghana
to retain and use, outside of Ghana, dollars required to meet payments to the company’s hedge counterparts which cannot
be met from the cash resources of its treasury company.
Leases
Mining leases may be applied for either by a prospecting
licence holder who has established the existence of minerals in commercial quantities or by others who do not hold such
licences, who establish the same to the satisfaction of the
Minister of Mines. Mining leases are normally granted for a
period not exceeding 30 years and the holder may apply to
the Minister of Mines for renewal, on such conditions as the
Minister of Mines may determine, for up to another 30 years.
This period has been extended in terms of the Stability
Agreement. They are to have a maximum size (subject to
derogation by the President where it is considered to be in the national interest) of 50 square kilometres for any grant and
150 square kilometres in aggregate.
A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.
Reconnaissance and prospecting licences are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed programme must be submitted for the
recruitment and training of Ghanaians with a view to achieving
‘localisation’, being the replacement of expatriate personnel by
Ghanaian personnel. In addition, the holder must give preference

Rights to mine and title to properties continued

Annual Financial Statements 2007
to Ghanaian products and personnel, to the maximum extent
possible, consistent with safety, efficiency and economies.
Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.
There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The
Minister of Mines may suspend or cancel a mineral right if,
among other things, the holder:
fails to make payments under the Mining Act when due;
is in breach of any provisions of the Mining Actor the
conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
becomes insolvent or bankrupt;
makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to
be false; or
for any reason, becomes ineligible to apply for a mineral
right under the provision of the Mining Law.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such
limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining
operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).
An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the
Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation
Board). The Land Valuation Board has in the past increased
amounts of compensation payable to owners and occupiers.
The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent
pollution of the environment as a result of such operations.
A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.
Mining properties
The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In
addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted resulting in the total area under mining lease conditions increasing to 474 square
kilometres, “the Lease Area”. The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20%) at a rate of
approximately $5 per square kilometres and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.
Iduapriem has title to a 33 square kilometre mining lease
granted on 19 April 1989 for a period of 30 years. The
terms and conditions of the lease are consistent with
similar leases granted in respect of the Obuasi mining lease.
Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are
consistent with similar leases granted in respect of the Obuasi mining lease.
Guinea
In Guinea, all mineral substances are the property of the State.
Mining activities are primarily regulated by the Mining Code,
1995. The right to undertake mining operations can only be
acquired by virtue of one of the following mining titles:
surveying permit, small-scale mining licence, mining
prospecting licence, mining licence or mining concession.
The holders of mining titles are guaranteed the right to
dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in
accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to
dispose of their products in international markets.

The group’s Guinea subsidiary, Société Ashanti Goldfields de
Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of
25 years. The agreement provides for an eventual
extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.
The original area granted encompassed 8,384 square kilometres which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometres per block totalling not more than 1,500 square kilometres by 11 November
1996. The retrocession reduced the Siguiri concession area to four blocks totalling 1,495 square kilometres.
SAG has the exclusive right to explore and mine in the remaining
Siguiri concession area for a further 22-year period from
11 November 1996 under conditions detailed in a Convention de
Base predating the new Guinea Mining Code.
Key elements of the Convention de Base are:
the government of Guinea holds a 15% free-carried or non-
contributory interest; a royalty of 3% based on a spot gold
price of less than $475, and 5% based on a spot gold price
above $475, as fixed on the London Gold Bullion Market, is
payable on the value of gold exported; a local development
tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax;
mining goods imported into Guinea are exempt from all
import taxes and duties for the first two years of commercial production; and
SAG is committed to adopt and progressively implement a
plan for the effective rehabilitation of the mining areas
disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the government of
Guinea, a royalty on production may be payable to the
International Finance Corporation (IFC) and to Umicore SA,
formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a
royalty on production may be payable to UM by Chevaning
Mining Company Limited (CMC) or GSM, which payment
obligation has been assigned to AngloGold Ashanti (Ghana)
Limited, on a sliding scale of between 2.5% and 7.5%, based on the spot gold price per ounce between $350 and $475, subject to indexing from 1 January 1995, to a cumulative maximum of
$60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.
Mali
Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of 19 August 1999 enacting the mining code, as amended
by 013/2000/P-RM of 10 February 2000 and ratified by Law
No. 00-011 of 30 May 2000 (the "Mining Code"), and Decree
No. 99-255/P-RM of 15 September 1999 implementing the
Mining Code.
Prospecting activities may be carried out under prospecting
authorisations (autorisation de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three (3) years renewable without a reduction in the area of the authorisation.
Research activities may be carried out under research permits
(permis de recherche). The latter are granted to corporate
entities only by order of the Minister in charge of Mines.
Research permits are granted for a period of three (3) years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50% of the area covered by such permit. The entity applying for such a
permit must provide proof of technical and financial capabilities.
An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorisation or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of thirty (30) years renewable three times for an additional 10 years). The exploitation permit is granted only to the holder of an exploration permit or of a prospecting
authorisation and covers only the area covered by the
exploration permit or the prospecting authorisation. An
application must be submitted to the Minister in charge of Mines and to the National Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of
Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10% free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing
the capital.

Rights to mine and title to properties continued

Annual Financial Statements 2007
Applications for exploitation permits must contain various
documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the
impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of
Government. A refusal to grant a permit may only be based on two grounds: lack of evidence of the exploitability of the deposit and/ or a failure of the environmental study.
Applications for prospecting authorisations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost programme, a map defining the area which is being requested
and the geographical coordinates thereof, the exact details
relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by Ministerial Order. Any refusal to grant such titles shall be notified by simple letter from the Minister in charge of Mines to the applicant.
The mining titles mentioned above all require an establishment convention (Convention d’Etablissement) to be signed by the
State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been
approved by decree of the Head of Government.
AngloGold Ashanti has interests at Morila, Sadiola and Yatela, all of which are governed by establishment conventions
(Convention d’Etablissement) covering exploration, mining,
treatment and marketing in a comprehensive document. These
documents include the general conditions with regard to
exploration (work program, fiscal and customs regime) and
exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs
regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment,
reclamation, safety, hygiene and settlement of disputes).
Due to the fact that the establishment conventions contain
stabilisation clauses, the mining operations carried out by the
AngloGold Ashanti subsidiaries in Mali are subjected to the
provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining code of 1999.
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and
Yatela have thirty (30) year permits which expire in 2029,
2024 and 2030, respectively.
Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence has been granted to AngloGold Namibia (Pty) Ltd in
respect of its mining and prospecting activities in Namibia. The current 15-year Mining licence expires in October 2018.
South Africa
In October 2002, the President of South Africa assented to the
Mineral and Petroleum Resources Development Act (MPRDA),
which was passed by the Parliament of South Africa in June
2002 and came into effect on 1 May 2004. The objects of the
Act is to allow for state sovereignty over all mineral and
petroleum resources in the country, to promote economic
growth and the development of these resources and to expand
opportunities for the historically disadvantaged. The object is also to ensure security of tenure concerning prospecting,
exploration, mining and production operations. The state
ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating. AngloGold Ashanti Limited currently holds eight mining licences, five of which have been successfully converted.
The remaining three are still in the process of being executed and registered. The deadline for the conversion process is April 2009.
The South African government expects to finalise the Royalty Bill towards the end of 2008.
Tanzania
Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and property and control over minerals are vested in the United Republic of Tanzania.
Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.
The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
prospecting licences;
retention licences; and
mining licences.
A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for all minerals, other than building and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of renewal of two years each. On each renewal of a
prospecting licence, 50% of the area covered by the licence
must be relinquished. Before application is made for a
prospecting licence with an initial prospecting period (“a
Prospecting Licence”), a prospecting licence with a
reconnaissance period (“a Prospecting Reconnaissance”) may
be applied for a maximum area of 5,000 square kilometres is
issued for a period of two years after which a three-year
Prospecting Licence is applied for a company applying for a
prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the Minister, after the expiry of a
Prospecting Licence period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining licence or a
special mining licence, both of which confer on the holder
thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of
25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by
reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.
A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining licence, which must have the approval of the Ministry to be assigned.
However, this approval requirement for the assignment of a
mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of
mining operations.
A holder of a mineral right may enter into a development
agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the
payment of royalties, taxes, fees and other fiscal imposts.
AngloGold Ashanti has complied with all applicable requirements and the relevant licences have been issued for 25 years and
expire in 2024.
United States of America
Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal
government. Most land prospective for precious metals
exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of
1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental
protection, mitigation and rehabilitation.
Authorisations and permits setting forth the activities and
restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the holder,
including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and
rehabilitation permits issued by the State of Colorado are life-of-
mine permits.

Glossary of terms

Annual Financial Statements 2007
All terms
Adjusted gross margin
Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives.
Adjusted gross profit (loss)
Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
Adjusted headline earnings
Headline earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the
convertible bond, fair value gain (loss) on interest rate swap, adjustments to other commodity contracts and deferred tax
thereon.
Available-for-sale financial asset
A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative
instruments.
Average number of employees
The monthly average number of production and non-production
employees and contractors employed during the year, where
contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or
subsidiary. Employee numbers of joint ventures represents the group’s attributable share.
BIF
Banded Ironstone Formation. A chemically formed iron-rich
sedimentary rock.
By-products
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock
A metamorphic rock consisting mainly of calcium-bearing
silicates such as diopside and wollastonite, and formed by
metamorphism of impure limestone or dolomite.
Capital expenditure
Total capital expenditure on tangible assets which includes stay-
in-business and project capital.
Carbon-in-leach (CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit.
The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are
separated from the slurry and treated in an elution circuit to remove the gold.
Cash flow hedge
A hedge of the exposure to variability in cash flows, that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
Cash gross margin
Cash gross profit (loss) divided by gold sales including realised non-hedge derivatives.
Cash gross profit (loss)
Adjusted gross profit (loss) plus amortisation of tangible and intangible assets less non-cash revenues.
Comminution
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also “Milling”).
Contained gold
The total gold content (tons multiplied by grade) of the material being described.
Cut-off grade (surface mines)
The minimum grade at which a unit of ore will be mined to
achieve the desired economic outcome
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing an orebody through shafts and/or
tunnelling in underground mining operations.

Discontinued operation
A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.
Doré
Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.
Electro-winning
A process of recovering gold from solution by means of
electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
EBITDA
Operating profit (loss) before amortisation of tangible and
intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and investments and unrealised non-hedge derivatives, plus the share of associates’ EBITDA, less profit (loss) from discontinued operations.
Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.
Equity
Shareholders' equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Financial asset
Cash or cash equivalents, an equity instrument, a contractual right to receive cash, or a contractual right to exchange a
financial instrument under favourable conditions.
Financial liability
A contractual obligation to pay cash or transfer other benefits or a contractual obligation to exchange a financial instrument under unfavourable conditions. This includes debt.
Free cash flow
Net cash inflow from operating activities less stay-in-business capital expenditure.
Gain (loss) on non-hedge derivatives and other commodity
contracts
Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor
designated as cash flow hedges and other commodity
contracts.
Gain (loss) on realised non-hedge derivatives
Represents the current year income statement effect of non-
hedge derivatives that were settled during the current year.
Gain (loss) on unrealised non-hedge derivatives and other
commodity contracts
This represents the change in fair value, including translation differences, of all open non-hedge derivatives positions and adjustments to other commodity contracts from the previous
reporting date to the current reporting date.
Gold produced
Refined gold in a saleable form derived from the mining process.
Grade
The quantity of gold contained within a unit weight of gold-
bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Gross margin %
Adjusted gross profit (loss) as a percentage of gold income
including realised non-hedge derivatives.
Held-to-maturity investment
A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity.
The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the balance sheet date, in which case it is classified as a current asset.
Indicated Mineral Resource
An ‘Indicated Mineral Resource’ is that part of a Mineral
Resource for which tonnage, densities, shape, physical
characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits,
workings and drill holes. The locations are too widely or
inappropriately spaced to confirm geological and/or grade
continuity but are spaced closely enough for continuity to be assumed.

Glossary of terms continued

Annual Financial Statements 2007
Inferred Mineral Resource
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
Interest cover
EBITDA divided by finance costs and unwinding of obligations.
Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
Life of mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.
Loans and receivables
A financial asset with fixed or determinable repayments that are not quoted in an active market, other than, a derivative
instrument, or a financial asset classified as available-for-sale.
Marked-to-market
The fair value change of all financial instruments since initial recognition, net of premiums.
Measured Mineral Resource
A ‘Measured Mineral Resource’ is that part of a Mineral
Resource for which tonnage, densities, shape, physical
characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
Metallurgical plant
A processing plant erected to treat ore and extract gold.
Milling
A process of reducing broken ore to a size at which
concentrating can be undertaken. (See also “Comminution”)
Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth’s crust.
Mineral Resource
A ‘Mineral Resource‘ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.
Net asset value per share
Total equity per the balance sheet divided by shares in issue.
Net capital employed
Equity as defined above plus minority interests and interest-
bearing borrowings, less cash and cash equivalents. Where
average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net debt
Borrowings less cash and cash equivalents.
Net operating assets
Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade and other payables and deferred income
(excluding unearned premiums on normal sale extended
contracts).
Net tangible asset value per share
Total equity per balance sheet less intangible assets, divided by the number of ordinary shares in issue.
Normal-purchase normal-sale exemption (NPSE)
Hedge contracts designated as meeting the exemption criteria under IAS 39.

Ore Reserve
An ‘Ore Reserve‘ is the economically mineable part of a
Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have
been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic,
marketing, legal, environmental, social and governmental
factors. These assessments demonstrate that at the time of
reporting, extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable
Ore Reserves and Proved Ore Reserves.
Ounce (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507
ounces. A troy ounce is equal to 31.1035 grams.
Pay limit
The grade of a unit of ore at which the revenue from the
recovered mineral content of the ore is equal to the total cash cost including Ore Reserve Development and stay-in-business
capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral
losses).
Precipitate
The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Price received ($/oz and R/kg)
Attributable gold income including realised non-hedge
derivatives divided by attributable ounces or kilograms sold.
Probable Ore Reserve
A ‘Probable Ore Reserve’ is the economically mineable part of an indicated, and in some circumstances, a Measured Mineral
Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate
assessments and studies have been carried out, and include
consideration of and modification by realistically assumed
mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments
demonstrate at the time of reporting that extraction could
reasonably be justified.
Productivity
An expression of labour productivity based on the ratio of grams of gold produced per month to the total number of employees in underground mining operations.
Proved reserve
A ‘proved ore reserve’ is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is
mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal,
environmental, social and governmental factors. These
assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Project capital
Capital expenditure to either bring a new operation into
production; to materially increase production capacity; or to materially extend the productive life of an asset.
Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the
metallurgical plants for processing.
Recovered grade
The recovered mineral content per unit of ore treated.
Reef
A gold-bearing sedimentary horizon, normally a conglomerate
band that may contain economic levels of gold.
Refining
The final purification process of a metal or mineral.
Region
Defines the operational management divisions within AngloGold
Ashanti, namely South Africa, Argentina, Australia, Brasil, Ghana,
Guinea, Mali, Namibia, Tanzania and United States of America.
Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are
defined by country-specific laws including, but not limited to the
South African Department of Minerals and Energy, the US
Bureau of Land Management, the US Forest Service, and the
relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Glossary of terms continued

Annual Financial Statements 2007
Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Return on equity
Adjusted headline earnings expressed as a percentage of the
average equity, adjusted for the timing of acquisitions and
disposals.
Return on net capital
Adjusted headline earnings before finance costs and unwinding of decommissioning and restoration obligations expressed as a percentage of average net capital employed, adjusted for the timing of acquisitions and disposals.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft
A vertical or subvertical excavation used for accessing an
underground mine; for transporting personnel, equipment and
supplies; for hoisting ore and waste; for ventilation and utilities;
and/or as an auxiliary exit.
Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Smelting
A pyro-metallurgical operation in which gold is further separated from impurities.
Stay-in-business capital
Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore
reserve development and capital expenditure related to safety, health and the environment.
Stope
Underground excavation where the orebody is extracted.
Stoping
The process of excavating ore underground.
Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes
mined.
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam)
Dam facilities designed to store discarded tailings.
Tonne
Used in metric statistics. Equal to 1,000 kilograms.
Ton
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage
Quantity of material measured in tonnes or tons.
Total cash costs
Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs
Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration and
exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the
attributable ounces of gold produced.
Waste
Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Weighted average number of ordinary shares
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
Yield
The amount of valuable mineral or metal recovered from each
unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation
Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into
unrefined gold bars.
Abbreviations
$
United States dollar
A$ or AUD
Australian dollar
ADS
American Depositary Share
ADR
American Depositary Receipt
ARS
Argentinean peso
ASX
Australian Securities Exchange
Au
Contained gold
BCM
Bank cubic metres, ie ore in the ground
BRL
Brazilian real
bn
Billion
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss franc
CLR
Carbon Leader Reef
FCFA
Franc Communauté Financiére Africaine
FIFR
Fatal injury frequency rate per million hours
worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GSE
Ghana Stock Exchange
HKD
Hong Kong dollar
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore Reserves
JIBAR
Johannesburg interbank agreed rate
JSE
JSE Limited
King Code
South African King Code on Corporate
Governance, 2002
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London interbank offer rate
LOM
Life of mine
LTIFR
Lost-time injury frequency rate per million
hours worked
(1)
m
2
/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$ or NAD
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rand
RIFR
Reportable injury frequency rate per million
hours worked
SAMREC
South African Code for the Reporting of
Mineral Resources and Mineral Reserves
SEC
United States Securities and Exchange
Commission
SRP
South African Securities Regulation Panel
SOx
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
(1)
Note that AngloGold Ashanti utilises the strictest definition in reporting lost-time injuries in that it includes all disabling injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and restricted work cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.

Annual Financial Statements 2007
Stock exchange listings
The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in
the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary
Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2007
2006
2005
2004
2003
JSE (Share code: ANG)
Rands per share:
Market price
– high 358.89 387.00 319.90 319.00 339.00
– low 254.00 247.00 187.00 192.05 191.00
– year end 293.00 329.99 314.00 199.01          313.99
Shares traded – 000 216,717 131,476 88,946 102,811 88,025
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high 23.15 34.72 28.25 26.45 23.68
– low 18.43 17.50 11.00 14.77 16.58
– year end 21.25 20.55 26.04 19.25 26.42
Shares traded – 000 648 421 259 19,769 1,187
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high 37.95 52.15 42.00 37.92 41.23
– low 25.21 28.00 24.18 24.90 24.10
– year end 29.05 35.40 41.29 26.60 38.00
Shares traded – 000 1,609 1,209 855 1,552 841
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
(1)
Market price – high 30.00 30.00 30.00 30.00 –
– low 30.00 30.00 30.00 30.00 –
– year end 30.00 30.00 30.00 30.00 –
Shares traded – 000 – 1 – 14 –
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high 37.55 51.00 41.30 37.78 40.50
– low 25.90 28.10 24.50 25.00 24.10
– year end 30.00 36.00 41.30 27.00 36.55
IDRs traded – 000 704 1,028 711 477 973
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high 49.88 62.20 49.88 48.25 49.95
– low 33.80 35.58 30.50 29.91 32.80
– year end 42.81 47.09 49.33 36.35 46.70
ADSs traded – 000 352,041 348,040 191,698 225,286 249,791
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high 12.37 16.40 13.60 12.60 13.55
– low 8.85 9.75 7.95 8.60 8.61
– year end 10.10 11.90 13.40 9.40 12.80
CDIs traded – 000 14,993 5,424 13,691 875 12,788
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
(1)
Market price – high 30.00 31.01 30.06 30.06 –
– low 30.00 30.00 30.00 30.00 –
– year end 30.00 31.01 30.00 30.06 –
GhDSs traded – 000 – – 20 62 –
Each GhDS is equal to one-hundredth of one ordinary share
(1)
Adjusted to address change in currency
Shareholder information

Major shareholders
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
Ordinary shares held
31 January 2008
31 December 2007
31 December 2006
Number %
Number %
Number %
The Bank of New York* 78,190,823 28.16 82,550,854 29.75 73,559,916 26.63
Anglo American plc (AA plc) 46,002,929 16.57 46,002,929 16.58 115,102,929 41.67
Public Investment Corporation 26,937,476 9.70 26,937,476 9.71 – –
* Shares held through various custodians in respect of ADSs issued by the Bank.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2007 were:
Ordinary shares held
Number
%
Anglo American plc (though Anglo Capital SA (Pty) Ltd) 46,002,929 16.60
Allan Gray Ltd 26,369,033 9.51
Tradewinds Global Investors LLC 22,858,453 8.25
Public Investment Corporation 22,090,123 7.97
Sanlam Investment Management (Pty) Ltd 9,608,321 3.47
Government of Ghana 9,031,650 3.26
Old Mutual Investment Group (South Africa) (Pty) Ltd 7,942,975 2.87
Investec Asset Management (South Africa) 6,935,551 2.50
Oppenheimer Funds Inc 5,330,500 1.92
First State Investment Management (UK) Limited 4,247,454 1.53
Liberty Life Assurance Company 4,093,520 1.48
Cadiz African Harvest Asset Management (Pty) Ltd 4,014,020 1.45
Franklin Advisers Inc. 3,686,703 1.33
Northern Cross Investments Ltd 2,794,800 1.01
Newton Investment Management Ltd 2,594,077 0.94
Barclays Global Investors, N.A 2,491,440 0.90
STANLIB Asset Management 2,295,223 0.83
Duquesne Capital Management LLC 2,253,800 0.81
BlackRock Investment Management (UK) Ltd 2,248,080 0.81
Capital Research & Management Company 2,093,096 0.76
The above list of shareholders may not necessarily reflect the beneficial shareholders.

Annual Financial Statements 2007
Analysis of ordinary shareholdings
at 31 December 2007
Number of
% of total
Number of
% of shares
Size of shareholding
shareholders
shareholders
shares
issued
1
–
100                                                                                  3,214
38.16
225,613
0.08
101
–
500                                                                                  3,038
36.07
735,887
0.27
501
–
1,000                                                                                     670
7.95
505,146
0.18
1,001
–
5,000                                                                                     671
7.97
1,596,391
0.58
5,001
–
10,000                                                                                      173
2.05
1,222,618
0.44
10,001
–   100,000                                                                                      470
5.58
15,598,894
5.62
Over 100,000
186
2.21
257,572,922
92.83
Total
8,422
100.00
277,457,471
100.00
Shareholder spread
as at 31 December 2007
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Number                     %
of
Number
Class
of shares
shares issued
of holders
%
Ordinary shares
Non-public shareholders:
– Directors
30,102
0.01
4
0.02
– Strategic holdings
55,035,579
19.84
2
0.01
Public shareholders
222,391,790
80.15
19,244
99.97
Total
277,457,471
100.00
19,250
100.00
A redeemable preference shares
}
All shares are held by a wholly owned subsidiary company B redeemable preference shares
Shareholder information continued

Shareholders’ diary
Financial year-end 31 December 2007
Annual financial statements posting on or about 27 March 2008
Annual general meeting 11:00 SA time 2 May 2008
Quarterly reports Released on or about
– Quarter ended 31 March 2008 2 May 2008
– Quarter ended 30 June 2008 31 July 2008
– Quarter ended 30 September 2008 30 October 2008
– Quarter ended 31 December 2008 To be advised
Dividends
Last date
to trade
Date                     ordinary
Payment
Payment
dividend
shares
date to
date to
Dividend number
declared
cum dividend
shareholders
ADS holders
Final – number 103 6 February 2008 22 February 2008 7 March 2008 17 March 2008
Interim – number 104 30 July 2008* 15 August 2008* 29 August 2008* September 2008*
Final – number 105 4 February 2009* 20 February 2009* 6 March 2009* 16 March 2009*
* Approximate dates.
Dividend policy:
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold
Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other factors.
Annual general meeting:
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Change of details:
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Election to receive summary or electronic documents:
In terms of legislation, all shareholders are entitled to receive the company’s annual report, unless such shareholders have, in writing, elected not to receive same. AngloGold Ashanti wishes to offer to its shareholders, the opportunity of receiving the company’s financial results in a more user-friendly form, either as a hard-copy summary document which would highlight relevant information, or by way of a full report on CD, or to receive the information electronically. In order to achieve this, the onus is on the shareholder to notify the company (either directly or through its share registrars), in writing, that they wish to receive a summary or electronic document going forward. Make a difference – save paper. Send written confirmation to: The
Company Secretary, PO Box 62117, Marshalltown, South Africa, or email companysecretary@anglogoldashanti.com or fax to
+27 11 636 6677.
325

Financial year-end 31 December 2007

– Quarter ended 31 December 2008 To be advised

Last date
to trade

dividend
shares
date to
date to
Dividend number
declared
cum dividend

ADS holders
Final – number 103 6 February 2008 22 February 2008 7 March 2008 17 March 2008
Interim – number 104 30 July 2008* 15 August 2008*   September 2008*
Final – number 105 4 February 2009*

Dividend policy:
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold
Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the
Annual general meeting:

those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Election to receive summary or electronic documents:
In terms of legislation, all shareholders are entitled to receive the company’s annual report, unless such shareholders have, in writing, elected not to receive same. AngloGold Ashanti wishes to offer to its wish to receive a summary or electronic document going forward. Make a difference – save paper. Send written confirmation to: The

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX:
AGG
GhSE (Shares): AGA
GhSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor: UBS Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserve.co.uk
Directors
Executive
M Cutifani † (Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
Mrs E le R Bradley
JH Mensah ‡
WA Nairn
Prof WL Nkuhlu
SM Pityana
SR Thompson *
* British # American ‡ Ghanaian
† Australian
Officers
Vice President Compliance and Corporate
Administration:
Ms YZ Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
www.AngloGoldAshanti.com
Annual report website
www.aga–reports.com
Company secretarial e-mail
companysecretary@AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
326
Annual Financial Statements 2007
Administrative information
The Annual Financial Statements 2007 is available in printed or CD format from the contacts whose details appear above or on the
Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2008, produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above. A signed copy of the Annual Financial Statements 2007 may be viewed at the company’s registered address.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

Forward-looking statements
Certain statements contained in this document other than statements of historical fact contain forward-looking statements regarding
AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, its liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such factors, refer to the risk management section of these Annual Financial Statements.
AngloGold Ashanti is not obliged to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the Annual Financial Statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
As announced on 14 January 2008, AngloGold Ashanti has entered into an agreement with Golden Cycle Gold Corporation. AngloGold
Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”)
as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov <http://www.sec.gov/> ). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa,
Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO
80906, Attention: Chief Executive Officer, (719) 471-9013.

www.anglogoldashanti.com

Tuesday, 6 May 2008, 11:00 (South African time)
The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa
Notice of
Annual
General
Meeting
07

2
Annual Financial Statements 2007
Notice of annual general meeting
If you are in any doubt about what action you should take,
consult your broker, Central Securities Depositary
Participant (CSDP), banker, financial adviser, accountant
or other professional adviser immediately.
If you have disposed of all your shares in AngloGold
Ashanti, please forward this document together with the
enclosed form of proxy to the purchaser of such shares or
the broker, banker or other agent through whom you
disposed of such shares.
Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg, 2001
(PO Box 62117 Marshalltown, 2107) South Africa
Included in this document are the following:
The notice of meeting setting out the resolutions to be
proposed, together with explanatory notes. There are
also guidance notes if you wish to attend the meeting
(for which purpose an AGM location map is included)
or to vote by proxy.
Proxy form for completion, signature and submission
to the share registrars by shareholders holding
AngloGold Ashanti ordinary shares in certificated
form or recorded in sub-registered electronic form in
“own name”.
CDI voting instruction form for completion, signature
and submission by Australian holders of Chess
Depositary Interests (CDIs).
Shareholders on the South African register who have
dematerialised through STRATE their AngloGold Ashanti
ordinary shares, other than those whose shareholding is
recorded in their “own name” in the sub-register
maintained by their CSDP and who wish to attend the
meeting in person, will need to request their CSDP or
broker to provide them with the necessary authority in
terms of the custody agreement entered into between the
dematerialised shareholder and the CSDP or broker.
AngloGold Ashanti Limited
(Incorporated in the Republic of
South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)
This document is important and requires your immediate attention

3
Notice is hereby given that the 64th annual general
meeting of shareholders of AngloGold Ashanti Limited will
be held in The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, on Tuesday, 6 May 2008, at
11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act 61 of 1973,
as amended and subject to the JSE Limited Listings
Requirements and other stock exchanges on which the
company's ordinary shares are listed.
Ordinary business
1.
Ordinary resolution number 1
Adoption of financial statements
“Resolved as an ordinary resolution that the
consolidated audited annual financial statements of
the company and its subsidiaries, together with the
auditors' and directors' reports for the year ended
31 December 2007, be received and adopted.”
The reason for proposing ordinary resolution number
1 is to receive and adopt the consolidated annual
financial statements of the company and its
subsidiaries for the 2007 financial year as contained in
the annual report.
2.
Ordinary resolution number 2
Re-election of Dr TJ Motlatsi as a director
“Resolved as an ordinary resolution that
Dr TJ Motlatsi, who retires in terms of the Articles of
Association and who is eligible and available for re-
election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number
2 is because Dr TJ Motlatsi retires as a director of the
company by rotation at the annual general meeting
and, being eligible, offers himself for re-election.
James Motlatsi was appointed to the board in April
1998 and as deputy chairman in May 2002. He is an
independent non-executive director of the company.
He has been associated with the South African mining
industry since 1970 and is a past president of the
National Union of Mineworkers. He is executive
chairman of TEBA Limited.
3.
Ordinary resolution number 3
Re-election of Mr WA Nairn as a director
“Resolved as an ordinary resolution that Mr WA Nairn,
who retires in terms of the Articles of Association and
who is eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution number
3 is because Mr WA Niarn, retires as a director of the
company by rotation at the annual general meeting
and, being eligible, offers himself for re-election.
Bill Nairn has been a member of the board since
January 2000. He was re-appointed to the board in
May 2001, having previously been alternate to Tony
Trahar and is a non-independent non-executive
director of the company. He was group technical
director of Anglo American plc, prior to his retirement
in 2004.
4.
Ordinary resolution number 4
Re-election of Mr SM Pityana as a director
“Resolved as an ordinary resolution that
Mr SM Pityana, who retires in terms of the Articles of
Association and who is eligible and available for re-
election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number
4 is because Mr SM Pityana, retires as a director of
the company by rotation at the annual general
meeting and, being eligible, offers himself for re-
election.
Sipho Pityana was appointed to the board with effect
from 13 February 2007 and is an independent non-
executive director of the company. He is the executive
chairman of Izingwe Holdings (Proprietary) Limited
and has occupied strategic roles in both the public
and private sectors, including the positions of director
general of the national departments of Labour and
Foreign Affairs in South Africa. He was formerly a
senior executive of Nedbank and is currently a non-
executive director of several companies.

5.
Ordinary resolution number 5
Election of Mr M Cutifani as a director
“Resolved as an ordinary resolution that
Mr M Cutifani, who retires in terms of Article 92 of the
Articles of Association and who is eligible and
available for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution number
5 is because Mr M Cutifani, having been appointed a
director since the previous annual general meeting,
holds office only until this annual general meeting.
Mark Cutifani, BE (Min. Eng), was appointed to the
board on 17 September 2007. He was appointed Chief
Executive Officer following the retirement of Bobby
Godsell effective 1 October 2007. Prior to joining
AngloGold Ashanti, Mark was the Chief Operating
Officer of CVRD Inco in Canada where he was
responsible for CVRD Inco's global nickel business. He
has been involved in the mining industry since 1976,
with considerable experience in gold mining.
6.
Ordinary resolution number 6
General authority to directors to allot and issue
ordinary shares
“Resolved as an ordinary resolution that, subject to
the provisions of the Companies Act 61 of 1973, as
amended and the JSE Limited Listings Requirements
from time to time, the directors of the company are
hereby, as a general authority and approval,
authorised to allot and issue, for such purposes and
on such terms as they may, in their discretion,
determine, ordinary shares of 25 cents each (“shares”)
in the authorised but unissued share capital of the
company up to a maximum of 5% of the number of
shares in issue from time to time.”
The reason for proposing ordinary resolution number
6 is to seek a general authority and approval for the
directors of the company to allot and issue shares up
to a maximum of 5% of the ordinary shares of the
company in issue from time to time in order to enable
the company to take advantage of business
opportunities which might arise in the future.
7.
Ordinary resolution number 7
Authority to directors to issue ordinary shares for
cash
“Resolved as an ordinary resolution that, the directors
of the company are hereby authorised, in accordance
with the JSE Limited Listings Requirements to allot
and issue for cash, on such terms and conditions as
they may deem fit, all or any of the ordinary shares of
25 cents each (“shares”) in the authorised but
unissued share capital of the company which they
shall have been authorised to allot and issue in terms
of ordinary resolution No. 6, subject to the following
conditions:
(a)
this authority shall only be valid until the next
annual general meeting of the company but shall
not extend beyond 15 months;
(b)
a paid press announcement giving full details,
including the impact on net asset value and
earnings per share of the company, shall be
published after any issue representing, on a
cumulative basis within one financial year, 5% of
the number of shares in issue prior to the issue
concerned;
(c)
in determining the price at which an issue of
shares for cash will be made in terms of this
authority, the maximum discount permitted shall
be 10% of the weighted average traded price of
the shares on the JSE Limited (adjusted for any
dividend declared but not yet paid or for any
capitalisation award made to shareholders), over
the 30 business days prior to the date that the
price of the issue is determined or agreed by the
directors of the company; and
(d)
any issues of shares under this authority shall be
made only to a public shareholder as defined in
the JSE Limited Listings Requirements”
The reason for proposing ordinary resolution number
7 is that the directors of the company consider it
advantageous to have the authority to issue shares for
cash in order to enable the company to take
advantage of any business opportunity which might
arise in the future.
Notice of annual general meeting (continued)
4
Annual Financial Statements 2007

5
In terms of the JSE Limited Listings Requirements a
75% majority of the votes cast by shareholders
present in person or represented by proxy at the
annual general meeting is required for the approval of
this ordinary resolution.
Special business
8.
Ordinary resolution number 8
Specific authority for directors to allot and issue
ordinary shares in terms of the Golden Cycle
Transaction
“Resolved as an ordinary resolution that the directors
of the company are hereby, as a specific authority and
approval, authorised to allot and issue up to
3,100,000 ordinary shares of 25 cents each in the
authorised but unissued share capital of the company
for the purposes of discharging the obligations of the
company and its wholly-owned subsidiary, AngloGold
Ashanti USA Incorporated (“AGA USA”) to issue
AngloGold Ashanti American Depository shares in
terms of the merger agreement dated 11 January
2008 amongst the company, AGA USA, GCGC LLC,
a wholly-owned subsidiary of AGA USA and Golden
Cycle Gold Corporation.”
It was announced on 14 January 2008 that the
company had concluded an agreement in terms of
which it would, through its wholly-owned subsidiary,
AngloGold Ashanti USA Incorporated (“AGA USA”),
acquire all those shares in Golden Cycle Gold
Corporation of Colorado in the United States of
America (“Golden Cycle”) not owned directly or
indirectly by it. Consequent thereon, the operations of
Golden Cycle would become indirectly wholly owned
by the company through AGA USA. In consideration,
Golden Cycle shareholders will receive 0.29 of an
AngloGold Ashanti American Depository share for
each share of Golden Cycle common stock held by
such shareholders. Holders of more than 44% of
Golden Cycle common stock have undertaken in
writing to support the proposed merger.
Accordingly, resolution number 8 is being proposed to
authorise the directors of the company, as a specific
authority and instruction to allot and issue not more
than 3,100,000 ordinary shares of 25 cents each in
the authorised but unissued share capital of the
company in discharge of the company's obligations in
respect of the consideration due to holders of Golden
Cycle common stock in terms of the agreement
referred to in ordinary resolution number 8.
9.
Ordinary resolution number 9
General authority to directors to issue convertible
bonds
“Resolved as an ordinary resolution that, subject to
the provisions of the Companies Act 61 of 1973, as
amended and the JSE Limited Listings Requirements
from time to time, the directors of the company are
hereby, as a general authority and approval,
authorised to allot and issue, upon such terms and
conditions as the directors in their discretion may
determine, convertible bonds which may be
converted into a maximum of 15,384,615 ordinary
shares of 25 cents each in the issued share capital of
the company.”
In February 2004, AngloGold Holdings plc, a wholly-
owned subsidiary of the company, issued
US$1,000,000,000 2.35% guaranteed convertible
bonds due 2009 (“the existing bonds”) which are
convertible into AngloGold Ashanti American
Depository shares and which are unconditionally and
irrevocably guaranteed by the company.
As the price at which the existing bonds will be
convertible into the company's ordinary shares, being
US$65 per share, currently exceeds the market price
of the company's shares on the New York Stock
Exchange, it is likely that the existing bonds will not be
converted into shares but will be cash settled. In such
circumstances, the specific authority granted to the
directors of the company in 2004 to allot and issue up
to 15,384,615 ordinary shares of 25 cents each in the
capital of the company will no longer be required and
the authority will therefore lapse.
The directors are seeking authority in terms of
ordinary resolution number 9, from shareholders to

6
Annual Financial Statements 2007
Notice of annual general meeting (continued)
undertake a new issue of convertible bonds in order
to enable the company to primarily refinance the
existing bonds on the basis that such convertible
bonds, when issued, will be convertible into not more
than 15,384,615 ordinary shares, i.e. the same
maximum number of ordinary shares into which the
existing bonds are convertible.
Once the terms and conditions of the proposed issue
of convertible bonds have been finalised,
shareholders will be requested to consider granting a
specific authority and approval to the directors
authorising them to issue a maximum of 15,384,615
ordinary shares pursuant to the conversion rights
which will attach to such convertible bonds.
10. Ordinary resolution number 10
Amendment to the AngloGold Ashanti Bonus
Share Plan 2005
“Resolved as an ordinary resolution that, subject to
the terms of the JSE Limited Listings Requirements
from time to time, the AngloGold Ashanti Bonus
Share Plan 2005, be amended, with effect from
1 January 2008, as follows:
1.
the terms as approved by shareholders at the
annual general meeting of shareholders held on
29 April 2005 be amended by the raising of
levels of the maximum performance bonus
payable and the maximum levels of bonus share
awards from the current total opportunity
(including bonus shares awarded) from:
%
CEO
120
President
110
Executive directors
100
Executive management
80
Other management
30-60
to:
%
CEO
160
Executive directors
140
Executive management
120
Other management
70-100
2.
the rules are amended by the:
2.1   insertion of the words “for all Bonus Share
Awards granted to and including 31 December
2007” at the end of the paragraph detailing
“vesting date”;
2.2   insertion of a new paragraph under “vesting
date” to read
“2.2.1
Forty percent (40%) of Bonus Share
Awards granted from 1 January 2008
will vest on the first anniversary of the
Date of Grant or such other later or
earlier date as is determined by the
Grantor at the Date of Grant; and
2.2.2
Sixty percent (60%) of Bonus Share
Awards granted from 1 January 2008
will vest on the second anniversary of
the Date of Grant or such other later or
earlier date as is determined by the
Grantor at the Date of Grant, or
2.2.3
In the event that the Eligible Employee
to whom the Bonus Share Award was
made has not exercised his right in
terms of (2.1) and (2.2) above, and in
the event that he only exercises his
rights on the third anniversary of the
Date of Grant, then the Grantor will
Award to the Eligible Employee, an
additional twenty percent (20%) of
Bonus Share Awards at such date.”
The reason for proposing ordinary resolution number
10 is to allow the company the flexibility to attract and
retain skilled professionals and managers.
The global scramble for skills in the resources sector
has had the effect of greatly increasing levels of
remuneration for skilled professionals and managers.
Whilst the company has been relatively successful in
retaining many of its skilled professionals and
managers, its competitive position in respect of
remuneration has been significantly eroded. This is
especially true of the awarding of shares and the

7
magnitude of bonuses paid, which compare
unfavourably both within South Africa and globally.
11. Special resolution number 1
Amendments to the company's Articles of
Association
“Resolved as a special resolution that, the Articles of
Association of the company be and are amended as
follows:
1. by the deletion in Article 86 of the words “then the
number nearest to but not less than one-third shall
retire from office” in the first sentence and the
substitution therefor of the words “then the number
who shall retire from office shall be rounded down to
the nearest whole number which is a multiple of three”;
2. by the insertion in Article 86 of the words “, unless
otherwise determined by the Board,” after the words
“every annual general meeting” and before the words
“shall be those who have been longest in office”, in
the fourth line; and
3. by the deletion in Article 102 of the words “a contract for a term of years” where they appear in parenthesis in the
third and fourth lines and the substitution therefor of the
words “a written contract of employment”.
The reason for and effect of special resolution
number 1, if passed and becoming effective, is to
amend the company's Articles of Association relating
to the retirement of directors to remove ambiguities in
the provisions relating to the determination of those
directors who are to retire by rotation.
12. Special resolution number 2
Acquisition of company's own shares
“Resolved as a special resolution that the acquisition in
terms of Section 85 of the Companies Act 61 of 1973, as
amended, (the Companies Act) and the JSE Limited
Listings Requirements, by the company of ordinary shares
issued by the company, and the acquisition in terms of
Section 89 of the Companies Act and the JSE Limited
Listings Requirements by any of the company's
subsidiaries, from time to time, of ordinary shares issued
by the company, is hereby approved as a general
approval, provided that:
any such acquisition of shares shall be
implemented through the order book operated
by the JSE Limited trading system and done
without any prior understanding or arrangement
between the company and the counter party;
and/or on the open market of any other stock
exchange on which the shares are listed or may
be listed and on which the company may,
subject to the approval of the JSE Limited and
any other stock exchange as necessary, wish to
effect such acquisition of shares;
this approval shall be valid only until the next
annual general meeting of the company, or for
15 months from the date of this resolution,
whichever period is shorter;
an announcement containing details of such
acquisitions will be published as soon as the
company, or the subsidiaries collectively, shall
have acquired ordinary shares issued by the
company constituting, on a cumulative basis,
not less than 3% of the number of ordinary
shares in the company in issue as at the date of
this approval; and an announcement containing
details of such acquisitions will be published in
respect of each subsequent acquisition by either
the company, or by the subsidiaries collectively,
as the case may be, of ordinary shares issued by
the company, constituting, on a cumulative
basis, not less than 3% of the number of
ordinary shares in the company in issue as at the
date of this approval;
the company, and its subsidiaries collectively,
shall not in any financial year be entitled to
acquire ordinary shares issued by the company
constituting, on a cumulative basis, more than
20% of the number of ordinary shares in the
company in issue as at the date of this approval;
shares issued by the company may not be
acquired at a price greater than 10% above the
weighted average market price of the

8
Annual Financial Statements 2007
Notice of annual general meeting (continued)
company's shares for the five business days
immediately preceding the date of the
acquisition.”
The reason for this special resolution is to grant the
directors of the company a general authority for the
acquisition of the company's ordinary shares by the
company, or by a subsidiary or subsidiaries of the
company.
The effect of this special resolution, if passed and
becoming effective, will be to authorise the directors of the company to procure that the company or any of its
subsidiaries may purchase ordinary shares issued by the
company on the JSE Limited or any other stock exchange
on which the company's shares are or may be listed.
The directors, after considering the effect of repurchases,
up to the maximum limit, of the company's issued ordinary
shares, are of the opinion that if such repurchases were
implemented:
the company and the group would be able in the
ordinary course of business to pay its debts for
a period of 12 months after the date of the notice
issued in respect of the annual general meeting;
the assets of the company and the group would
be in excess of the liabilities of the company and
the group for a period of 12 months after the
date of the notice issued in respect of the annual
general meeting. For this purpose, the assets
and liabilities would be recognised and
measured in accordance with the accounting
policies used in the latest audited group annual
financial statements;
the ordinary capital and reserves of the company
and the group would be adequate for a period of
12 months after the date of the notice issued in
respect of the annual general meeting; and
the working capital of the company and the
group would be adequate for a period of
12 months after the date of the notice issued in
respect of the annual general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
The company will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of section 2.12 of the JSE Limited Listings
Requirements prior to the commencement of any
purchases of the company's shares on the open market.
In terms of section 11.23 of the JSE Limited Listings
Requirements, the following information is disclosed in the
Annual Report 2007:
Page
Directors and management
16
Major shareholders
323
Share capital of the company
150
Material change
158
Directors’ interest in securities
160
Litigation
158
Responsibility statement
149

9
Voting instructions
A shareholder entitled to attend and vote at the annual
general meeting may appoint one or more proxies to attend,
speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI
voting instruction form, accompanies this notice.
Duly completed proxy forms must be received by the
share registrars by no later than 11:00 (South African time)
on Tuesday, 29 April, 2008. Duly completed CDI voting
instruction forms must be received by the share registrars
in Perth, Australia, by 11:00 (Perth time) on Monday,
28 April 2008.
The attention of shareholders is directed to the additional
notes contained in the form of proxy and the CDI voting
instruction form, relating to the completion and timeous
submission of such forms.
In accordance with the AngloGold Ashanti Ghanaian
Depositary Shares (GhDSs) Agreement dated 26 April
2004, the Depositary will mail an appropriate notice,
together with a voting instruction form, to holders of
GhDSs (Holders). Holders may direct the Depositary via
the voting instruction forms to vote on their behalf in the
manner such Holders may direct.
Shareholders on the South African register who have
dematerialised their shares in the company (other than
those shareholders whose shareholding is recorded in
their own name in the sub-register maintained by their
CSDP) and who wish to attend the annual general meeting
in person, will need to request their CSDP or broker to
provide them with the necessary authority in terms of the
custody agreement entered into between them and the
CSDP or broker.
Such shareholders may also use the electronic online
proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for
shareholders to use their online proxy voting facility,
which is free of charge, it is necessary to register for
the service via the following website. Registration is also
free of charge.
http://www.investorportal.co.za (click on the AngloGold
Ashanti icon)
A demonstration of the electronic online proxy voting
process may be viewed on http://www.investorportal.co.za
By order of the board
Ms YZ Simelane
Vice President – Compliance and Corporate Administration
Johannesburg
27 March 2008
Registered and corporate office
76 Jeppe Street
Newtown 2001
Johannesburg
2001
South Africa
(P O Box 62117, Marshalltown, 2107, South Africa)
Important notes about the annual general meeting
(AGM)
Mobile telephones should be switched off during the AGM.
Date
Tuesday, 6 May 2008.
Venue
The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00 (South African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The accompanying map indicates the location of
76 Jeppe Street.

10
Annual Financial Statements 2007
Notice of annual general meeting (continued)
Admission
Shareholders and others attending the AGM are asked to
register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue.
Enquiries and questions
Shareholders who intend to ask questions related to the
business of the AGM or on related matters are asked to
furnish their name, address and question(s) at the
registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the AGM
If you have any queries about the AGM, please telephone
any of the contact names listed on the inside back cover
of the accompanying annual report.
AngloGold Ashanti Head Office
N
www.anglogoldashanti.com

11
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")
FORM OF PROXY
This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered dematerialised electronic form in “own name”. Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the “Notes” for further instructions.
I/We
(Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the company, holding
ordinary shares in AngloGold Ashanti Limited, do hereby appoint:
1.
or failing him/her,
2.
or, failing him/her,
3.
the chairman of the annual general meeting,
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The
Auditiorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 6 May 2008, at 11:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary business
1.   Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of Dr TJ Motlatsi as a director
3.
Ordinary Resolution No. 3
Re-election of Mr WA Nairn as a director
4.
Ordinary Resolution No. 4
Re-election of Mr SM Pityana as a director
5.
Ordinary Resolution No. 5
Election of Mr M Cutifani as a director
6.
Ordinary Resolution No. 6
General authority to directors to allot and issue ordinary shares
7.
Ordinary Resolution No. 7
Authority to directors to issue ordinary shares for cash
Special business
8.
Ordinary Resolution No. 8
Specific authority for directors to allot and issue ordinary shares in terms of the Golden Cycle Transaction
9.
Ordinary Resolution No. 9
General authority to directors to issue convertible bonds
10. Ordinary Resolution No. 10
Amendment to the AngloGold Ashanti Bonus Share Plan 2005
11. Special Resolution No. 1
Amendments to the company’s Articles of Association
12. Special Resolution No. 2
Acquisition of company’s own shares
A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at
on
2008
Name in BLOCK LETTERS
Signature
(Initials and surname of joint holders, if any)
Please read the notes on the reverse side hereof
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests or Ghanaian Depositary Shares

12
Annual Financial Statements 2007
Notes
1.
A form of proxy is only to be completed by those
ordinary shareholders who are:
1.1
holding ordinary shares in certificated form; or
1.2
recorded in sub-registered dematerialised
electronic form in “own name”.
2.
Shareholders who have dematerialised their shares
(other than those whose shareholding is recorded in
their own name in the sub-register maintained by their
CSDP) who wish to attend the annual general meeting
in person, will need to request their CSDP to provide
them with the necessary authority in terms of the
custody agreement entered into between the
dematerialised shareholder and the CSDP.
3.
A signatory to this form of proxy may insert the name
of a proxy or the name of an alternative proxy of the
signatory's choice in the blank spaces provided with
or without deleting "the chairman of the annual
general meeting", but any such deletion must be
signed in full by the signatory. Any insertion or deletion
not complying with the aforegoing will be deemed not
to have been validly effected. The person present at
the annual general meeting whose name appears first
on the list of names overleaf, shall be the validly
appointed proxy for the shareholder at the annual
general meeting.
4.
A shareholder's instructions to the proxy must be
indicated in the appropriate spaces provided. A
shareholder or the proxy is not obliged to use all the
votes exercisable by the shareholder or by the proxy,
or to cast all those votes in the same way, but the total
of votes cast, and in respect whereof abstention is
directed, may not exceed the total of the votes
exercisable by the shareholder or the proxy. Failure to
comply with the above or to provide voting
instructions or the giving of contradictory instructions
will be deemed to authorise the proxy to vote or
abstain from voting at the annual general meeting as
he/she deems fit in respect of all the shareholder’s
votes exercisable at the annual general meeting.
5.
Any alteration or correction made to this form of proxy
must be signed in full and not initialled by the
signatory.
6.
Documentary evidence establishing the authority of a
person signing this form of proxy in a representative
capacity must be attached to this form of proxy
unless previously recorded by the share registrars in
South Africa, the United Kingdom, Australia or Ghana.
7.
When there are joint holders of shares, any one holder
may sign the form of proxy.
8.
The completion and lodging of this form of proxy will
not preclude the shareholder who grants the proxy
from attending the annual general meeting and
speaking and voting in person thereat to the exclusion
of any proxy appointed in terms hereof should such
shareholder wish to do so.
9.
The chairman of the annual general meeting may
reject or accept any form of proxy which is completed
and/or received otherwise than in accordance with
these notes, provided that he is satisfied as to the
manner in which the shareholder concerned wishes
to vote.
10.  Completed forms of proxy should be returned to one
of the undermentioned addresses by no later than
11:00 (South African time) on Teusday, 29 April 2008:
Computershare Investor Services
(Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana